ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

ING PENSION IRA

**Supplement Dated May 1, 2014 to the Contract Prospectus
dated May 1, 2014**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

Notice of and Important Information About Upcoming Fund Reorganizations

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will be effective on or about the close of business on July 18, 2014 (the "Reorganization Effective Date").

Merging Portfolios	*Surviving Portfolios*
VY BlackRock Large Cap Growth Portfolio (Class I) VY Marsico Growth Portfolio (Class I)	Voya Large Cap Growth Portfolio (Class I)
VY MFS Total Return Portfolio (Class S)	VY Invesco Equity and Income Portfolio (Class I)

Voluntary Transfers Before the Reorganization Effective Date. Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Funds to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus for information about making subaccount transfers.

On the Reorganization Effective Date:
- Your investment in the subaccount that invested in the Merging Funds will automatically become an investment in the subaccount that invests in the Surviving Funds with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation;
- All existing account balances invested in Class I shares of both the VY BlackRock Large Cap Growth Portfolio and VY Marsico Growth Portfolio will automatically become investments in the subaccount that invest in Class I shares of the Voya Large Cap Growth Portfolio; and
- All existing account balances invested in Class S shares of the VY MFS Total Return Portfolio will automatically become investments in the subaccount that invest in Class I shares of the VY Invesco Equity and Income Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Effective Date. After the Reorganization Effective Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions after the Reorganization Effective Date all allocations directed to the subaccount that invested in the Merging Funds will be automatically allocated to the subaccounts that invests in the Surviving Funds. See the "Transfers" section of your Contract Prospectus for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in Appendix IV of your Contract Prospectus. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

All references in the Contract Prospectus to the Merging Portfolios and Surviving Portfolios are changed accordingly.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

ING Life Insurance and Annuity Company
Variable Annuity Account C
ING PENSION IRA
CONTRACT PROSPECTUS - MAY 1, 2014

The Contracts. The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are issued to you, the contract holder, as either a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code") or a Roth IRA under Tax Code section 408A. Additionally, the traditional IRA may be used as a funding option for a Simplified Employee Pension ("SEP") plan under Tax Code section 408(k). The contracts are not currently available as a Simple IRA under Tax Code section 408(p). **The contracts are no longer available for new sales. Existing contracts will continue to accept additional purchase payments subject to the terms of the contract.**

> **Why Reading This Prospectus Is Important.** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated With Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 11. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

Fixed Interest Options*:*
- Guaranteed Interest Account (1992 and 1994 contracts only)
- Fixed Account
- Guaranteed Accumulation Account (2004 contracts only, where available)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Accumulation Account prospectus.

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2014 Statement of Additional Information ("SAI") by indicating your request on your application or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. The contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75988. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI table of contents is listed on page 40 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

CONTRACT PROSPECTUS – MAY 1, 2014 (Continued)

The Funds*

AllianceBernstein VPS Growth and Income Portfolio (Class A)
Calvert VP SRI Balanced Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Small Cap Value VIP Fund (Class 2)
Invesco V.I. American Franchise Fund (Series I)
Invesco V.I. Core Equity Fund (Series I)
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio (Class VC)
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO Real Return Portfolio (Administrative Class)
Pioneer High Yield VCT Portfolio (Class I)
Voya Balanced Portfolio (Class I)
Voya Global Bond Portfolio (Class I)
Voya Growth and Income Portfolio (Class I)
Voya Index Plus LargeCap Portfolio (Class I)
Voya Index Plus MidCap Portfolio (Class I)
Voya Index Plus SmallCap Portfolio (Class I)
Voya Intermediate Bond Portfolio (Class I)
Voya International Index Portfolio (Class I)
Voya International Value Portfolio (Class I)
Voya Large Cap Growth Portfolio (Class I)
Voya Large Cap Value Portfolio (Class I)
Voya MidCap Opportunities Portfolio (Class I)
Voya Money Market Portfolio (Class I)
Voya Multi-Manager Large Cap Core Portfolio (Class I)
Voya Russell™ Large Cap Growth Index Portfolio (Class I)
Voya Russell™ Large Cap Value Index Portfolio (Class I)
Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)
Voya Solution 2015 Portfolio (Class S)[1]
Voya Solution 2025 Portfolio (Class S)[1]
Voya Solution 2035 Portfolio (Class S)[1]
Voya Solution 2045 Portfolio (Class S)[1]
Voya Solution Income Portfolio (Class S)[1]
Voya Strategic Allocation Conservative Portfolio (Class I)[1]
Voya Strategic Allocation Growth Portfolio (Class I)[1]
Voya Strategic Allocation Moderate Portfolio (Class I)[1]
VY American Century Small-Mid Cap Value Portfolio (Class S)
VY Baron Growth Portfolio (Class S)
VY BlackRock Large Cap Growth Portfolio (Class I)
VY Clarion Global Real Estate Portfolio (Class I)
VY Columbia Contrarian Core Portfolio (Class S)
VY Invesco Comstock Portfolio (Class S)
VY Invesco Equity and Income Portfolio (Class I)
VY JPMorgan Mid Cap Value Portfolio (Class S)[2]
VY Marsico Growth Portfolio (Class I)
VY MFS Total Return Portfolio (Class S)
VY Oppenheimer Global Portfolio (Class I)
VY PIMCO Bond Portfolio (Class S)
VY Pioneer High Yield Portfolio (Class I)
VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
VY T. Rowe Price Equity Income Portfolio (Class S)
VY T. Rowe Price Growth Equity Portfolio (Class I)
VY Templeton Foreign Equity Portfolio (Class I)
Wanger Select
Wanger USA

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[*] In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY. See "**APPENDIX IV – Fund Descriptions**" for a complete listing of all other fund name changes since your last supplement.

[1] These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[2] The VY JPMorgan Mid Cap Value Portfolio is only be available to individuals invested in the fund as of the close of business on February 7, 2014.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals.

2004 Contracts, 1994 Contracts, and 1992 Contracts

Throughout the prospectus we refer to 2004 contracts, 1994 contracts, and 1992 contracts.

2004 Contracts. We began selling these contracts in April, 2004 (subject to regulatory approval) and stopped sale of them during 2010. You have a 2004 contract if your contract form number, located at the bottom left corner of each page of your contract begins with IRA-CDA-03.

1994 Contracts. We began selling these contracts in 1994 and stopped sale of them during 2004. These contracts were sold in states that had not approved the 2004 contract. You have a 1994 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IRA-CDA-IC. In some cases the form number will appear as IRA-CDA-93, IRA-CDA-97, or IRA-CDA-98.

1992 Contracts. We began selling these contracts in 1992 and stopped sale of them during 1994. You have a 1992 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IP-CDA-IB.

Contract Facts

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "**RIGHT TO CANCEL**."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT**" **and** "**INCOME PHASE**."

Withdrawals. During the accumulation phase, you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. See "**WITHDRAWALS**" **and** "**TAXATION**." Amounts withdrawn from the Guaranteed Accumulation Account may be subject to a market value adjustment. See "**APPENDIX III**."

Questions: Contacting the Company. To answer your questions, contact your sales representative or write or call our Home Office at:

Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your sales representative to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees. Certain fees are deducted from your account value. See "**FEE TABLE**" **and** "**FEES**."

Taxation. You generally will not pay taxes on any earnings from the annuity contracts described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs and Roth IRAs) also defer payment of taxes on earnings until they are withdrawn. Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by other types of IRAs. However, annuities do provide other features and benefits (such as the guaranteed death benefit available under the 2004 contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your decision with your financial representative. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its corresponding fund.



Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options. See "**INCOME PHASE**." In general, you may:
- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)

Applicable to contracts issued with:

Early Withdrawal Schedule A	1.00%
Early Withdrawal Schedule B	5.00%
Early Withdrawal Schedule C	6.00%
Transfer Charges	$10.00[2]

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum **Annual Maintenance Fee**	$25.00[3]
Separate Account Annual Expenses (as a percentage of average account value)	
Maximum Mortality and Expense Risk Charge[4]	1.25%
Maximum Administrative Expense Charge[5]	0.25%
Maximum Total Separate Account Annual Expenses	1.50%

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

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[1] This is a deferred sales charge. See "**FEES - Early Withdrawal Charge**" for a description of which early withdrawal charge schedule applies to each contract. The early withdrawal charge reduces over time. The total early withdrawal charge deducted will not exceed 8.5% of the total purchase payments made to the contract. These fees may be waived in certain circumstances. **See** the "**FEES**" section.

[2] During the accumulation phase, we allow you 12 free transfers among investment options each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. See "**TRANSFERS**."

[3] The annual maintenance fee may be waived if your account value is $10,000 or greater on the day before the maintenance fee is deducted. Additionally, for 1992 contracts, if the initial purchase payment was $10,000 or greater, the annual maintenance fee is $0. See "**FEES - Annual Maintenance Fee**."

[4] This illustrates the maximum mortality and expense risk charge that may be deducted under the contracts. For 2004 and 1994 contracts, which are not currently sold, this charge may be reduced to 1.15% under certain circumstances. See "**FEES - Mortality and Expense Risk Charge**."

[5] We currently do not impose this charge. However, if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "**FEES - Administrative Expense Charge**."

* State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	**Minimum**	**Maximum**
	0.34%	1.40%

See the "FEES – Fund Fees and Expenses" section of this prospectus for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.152%), maximum separate account annual expenses and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Based on Early Withdrawal Schedule A	$308	$943	$1,602	$3,366	$308	$943	$1,602	$3,366
Based on Early Withdrawal Schedule B	$308	$943	$1,602	$3,366	$818	$1,472	$2,042	$3,366
Based on Early Withdrawal Schedule C	$308	$943	$1,602	$3,366	$920	$1,366	$1,822	$3,366

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Based on Early Withdrawal Schedule A	$202	$625	$1,073	$2,318	$202	$625	$1,073	$2,318
Based on Early Withdrawal Schedule B	$202	$625	$1,073	$2,318	$717	$1,171	$1,537	$2,318
Based on Early Withdrawal Schedule C	$202	$625	$1,073	$2,318	$820	$1,062	$1,305	$2,318

* Example B will not apply during the income phase if you select a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal within five years after you begin receiving payments (or within three years for 1992 contracts). In these circumstances, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V of this prospectus, we provide condensed financial information about the Variable Annuity Account C subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to the consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE

Contracts Available for Purchase. The contracts available for purchase are intended to qualify under the Tax Code as one of the following:
- A traditional Individual Retirement Annuity ("IRA") under Tax Code section 408(b); or
- A Roth IRA under Tax Code section 408A.

The traditional IRA may be used as a funding option for a Simplified Employee Pension ("SEP") plan under Tax Code section 408(k). The contract is not available as a "Simple IRA" as defined in Tax Code section 408(p).

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA depends upon your adjusted gross income.

How to Purchase. Complete the application and submit it and your initial purchase payment to the Company directly or through your sales representative. An account will not be set up until payment is received.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Purchase Payment Methods. The following purchase payment methods are allowed:

- Annual contributions. The initial purchase payment must be at least $5,000 and subsequent payments may be added as long as they meet our minimum requirements in place at that time. Installment purchase payments are allowed, provided that each installment purchase payment must be at least $85 (or $1,000 annually). Monthly installments must be made via automatic bank check plan (Pre-authorized Payment Plan Agreement). The first payment must be received with the application. We reserve the right to waive or modify these requirements on a nondiscriminatory basis.
- Rollovers or transfers from one or more of the following sources:
  - ▷ A traditional IRA under Tax Code section 408(b);
  - ▷ A Roth IRA under Tax Code section 408A;
  - ▷ An individual retirement account under Tax Code section 408(a) or 403(a);
  - ▷ A tax-deferred annuity or custodial account under Tax Code section 403(b);
  - ▷ A qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k); or
  - ▷ A governmental plan that qualifies under Tax Code section 457(b).

Rollovers or transfers must meet current minimum underwriting requirements, and subsequent rollovers or payments may be added as long as they meet our minimum requirements at time of deposit.

Rollovers and direct transfers are permitted from a 401, 403(a), 403(b) or governmental 457(b) arrangement to a traditional IRA, and beginning in 2008, to a Roth IRA, subject to payment of ordinary income tax.

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Purchase in the State of New York. The 1994 contract is not available in the State of New York.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there are currently no limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "**INVESTMENT OPTIONS**" section.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and notice of cancellation. Your refund will equal all purchase payments made.

If the purchase payments for your cancelled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

Replacement Contracts Issued After April 1, 2004. Subject to regulatory approval of the 2004 contracts, you may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a notice of cancellation. Your refund will equal all purchase payments made if canceled within 10 days. After 10 days, your refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested, except in states that require return of premium throughout the free look period.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed on the front of this prospectus. We also provide a brief description of each fund in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds**,** it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. With respect to the insurance-dedicated funds, In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
* Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
* Combine two or more subaccounts;
* Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See** also "**TRANSFERS**." for information about making subaccount allocation changes;
* Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
    ▷ A fund no longer suits the purposes of your contract;
    ▷ There is a change in laws or regulations;
    ▷ There is a change in the fund's investment objectives or restrictions;
    ▷ The fund is no longer available for investment; or
    ▷ Another reason we deem a substitution is appropriate.
* Stop selling the contract;
* Limit or eliminate any voting rights for the separate account; or
* Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see "**APPENDIX I, APPENDIX II** and **APPENDIX III**" and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
* **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals;
* **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
* **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Interest Account, Fixed Account and Guaranteed Accumulation Account appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:
* **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts or in some states.

FEES

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and "FEE TABLE" for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total purchase payments to the contract.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Types of Fees

The following types of fees or deductions may affect your account:
• **Transaction Fees:**
  ▷ Early Withdrawal Charge;
  ▷ Transfer Charge;
  ▷ Redemption Fees;
• **Periodic Fees and Charges:**
  ▷ Annual Maintenance Fee;
  ▷ Mortality and Expense Risk Charge;
  ▷ Administrative Expense Charge;
• **Fund Fees and Expenses;** and
• **Premium and Other Taxes.**

Early Withdrawal Charge Schedules

(Your contract schedule page shows which of the following early withdrawal charge schedules applies to you.)

Schedule A	
Contract Years	**Early Withdrawal Charge**
Fewer than 1	1%
1 or more	0%

Schedule A applies to 2004 and 1994 contracts established with amounts that were transferred or rolled over from the Company's unregistered contracts, including amounts rolled over into a Roth IRA in connection with a conduit traditional IRA and Company general account contracts issued in connection with Tax Code sections 401, 403 and governmental 457 plans. It also applies to previously-issued 1992 contracts established with amounts transferred from certain contracts issued by the Company under certain pension or profit sharing retirement plans only where you were not subject to an early withdrawal charge (deferred sales charge) under the prior contract at the time of transfer. The early withdrawal charge is based on the number of completed contract years since the date of initial payment to the new contract.

Schedule B	
Contract Years	**Early Withdrawal Charge**
Less than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Schedule B applies to 1992 contracts established with amounts that were transferred from certain existing contracts issued by the Company where the contract holder had been subject to an early withdrawal charge (deferred sales charge). The beginning early withdrawal charge is based on the number of completed contract years since the initial payment to the predecessor contract.

Schedule C	
Contract Years	**Early Withdrawal Charge**
Less than 2	6%
2 or more but fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Schedule C applies to 2004 and 1994 contracts established with amounts that were transferred from contracts or arrangements offered by the Company or certain Company affiliates in connection with Tax Code sections 401, 403 and 457 plans (other than those contracts described above under Schedule A), and rollovers from IRAs under Tax Code sections 408 and 408A (to the extent such rollovers are allowed by the Company). Rather than assessing an early withdrawal charge on the predecessor contract, the early withdrawal charge is based on the number of completed contract years since the date of initial payment to the predecessor contract or arrangement. We may also apply this early withdrawal charge schedule on this basis to certain external rollovers in a non-discriminatory manner. **See** "**FEES - Reduction or Elimination of Certain Fees**." For amounts rolled over from non-annuity contract arrangements offered by the Company or certain Company affiliates in connection with Tax Code Sections 401, 403, and 457 plans, this will normally result in there being no early withdrawal charge applicable to the new contract. Schedule C also applies to all new purchases that are not connected with an internal transfer (e.g., external rollovers or contracts established with at least a $1,000 annual contribution), and to internal rollovers from certain variable life insurance contracts funding Tax Code section 401 qualified plans.

Waiver. The early withdrawal charge is waived if the amount withdrawn is due to one or more of the following:
- Used to provide income phase payments to you;
- Paid due to your death;
- Withdrawn under a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**");
- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months; or
- Withdrawn in an amount of 10% or less of your account value, provided you are at least age 59½. This waiver applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals, unless your contract is issued in the states of Washington, Florida or New Jersey. The 10% amount will be calculated using your account value as of the date the request is received in good order at our Home Office. When a systematic distribution option is selected, this provision includes any amounts paid under that election.

Transfer Charge

Maximum Amount. During the accumulation phase, we currently allow you 12 free transfers each calendar year. We reserve the right, however, to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $25.00

When/How. Each year, during the accumulation phase, we deduct this fee on your contract anniversary. It is deducted on a pro rata basis from each subaccount and fixed interest option in which you have an allocation.

Purpose. This fee reimburses us for our administrative expenses related to establishing and maintaining your account.

Reduction or Elimination. We will eliminate the maintenance fee if your account value is $10,000 or greater on the day before the maintenance fee is deducted. For 1992 contracts, the maintenance fee is also eliminated if your initial purchase payment was $10,000 or greater.

Additionally, we may reduce or eliminate the maintenance fee if we anticipate savings on our administrative expenses for the sale because of one or more of the following:
* The size and type of group to whom the contract is offered; or
* The amount of expected purchase payments.

We will not unfairly discriminate against any person if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction or elimination according to our own rules in effect at the time we approve an application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the Fee Table.

Mortality and Expense Risk Charge

Maximum Amount. This charge, on an annual basis, is equal to 1.25% of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contracts, namely:
* Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract; and
* Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this charge.

Reduction. For 2004 and 1994 contracts, which we currently do not sell, we will reduce this charge to 1.15% provided one or more of the following conditions are met:
* The contract has remained in the accumulation phase for ten years following the initial payment;
* The initial payment is $250,000 or more; or
* The value of the contract is $250,000 or more on any anniversary of the date the initial purchase payment was applied.

Administrative Expense Charge

Maximum Amount. We reserve the right to charge up to 0.25% annually of your account value invested in the subaccounts. We currently do not impose this charge.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our cost of providing administrative expenses under the contracts and in relation to the separate account and subaccounts.

Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the annual maintenance fee, the expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
- The size and type of group to whom the contract is offered;
- The type and frequency of administrative and sales services provided;
- The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
- Any other circumstances that reduce distribution or administrative expenses.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval. The exact amount of contract charges applicable to a particular contract will be stated in that contract.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fee and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fee and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2013, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments®
- OppenheimerFunds, Inc.
- Franklin® Templeton® Investments
- Columbia Funds
- PIMCO Funds
- Lord Abbett Funds
- Invesco Investments
- Pioneer Investments
- Calvert Funds
- AllianceBernstein Investments

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2013, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct premium taxes from your account value or from your purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "**TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
* The current dollar value of amounts held in the subaccounts which takes into account investment performance and fees deducted from the subaccounts; plus
* The current dollar value of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any) and any other fees deducted daily from amounts in the separate account. We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net investment factor of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees, deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment to a contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5,000.

$5, 000 Purchase Payment

‖   **Step 1**   ‖

Step 2:
- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

ING Life Insurance and Annuity Company

‖   **Step 2**   ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	**Subaccount B 100 accumulation units**	**Etc.**

‖   **Step 3**   ‖

Step 3: The separate account purchases shares of the applicable funds at the current market value (net asset value or NAV).

Mutual Fund A	**Mutual Fund B**

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in the "Purchase" section. Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The value of subaccounts may vary day to day.

TRANSFERS

During the accumulation phase, you may transfer amounts among the available subaccounts. We allow you 12 free transfers each calendar year. We reserve the right to charge $10.00 for each additional transfer. We currently do not impose this charge.

Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers must be made in accordance with the terms of the contract. You may not make transfers once you enter the income phase. See "**INCOME PHASE**."

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:
* More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
* Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office, or if you are participating in the dollar cost averaging program, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Dollar Cost Averaging Program. The 2004 and 1994 contracts permit participation in our dollar cost averaging program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain variable investment options to one or more of the subaccounts you select. The amount applied must be no less than $100 per month over a period of at least 12 months. Allocations for periods of longer than 24 months must be consented to by the Company. Dollar cost averaging is not available for fixed interest options (the Fixed Account, the Guaranteed Interest Account or the Guaranteed Accumulation Account).

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in the "**CONTRACT OVERVIEW - Questions: Contacting the Company**" section.

Dollar cost averaging is not available if you elect to participate in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Under the 2004 contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the asset rebalancing election form or by contacting the Company at: Customer Service, Defined Contribution Administration, ATTN: Central Rollover Unit, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. You must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Interest Account (with reduced interest yield), the Fixed Account, and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, redemption fees, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account or a reduced interest yield from the Guaranteed Interest Account;
- Select investment options. If you do not specify, we will withdraw dollars proportionally from each of your investment options; and
- Properly complete a disbursement form and submit it to our Home Office.

See "**APPENDIX I, APPENDIX II, APPENDIX III**" and the Guaranteed Accumulation Account prospectus for more information about withdrawals from the fixed interest options.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office, or on such later date as you specify on the disbursement form.

Taxes, Fees and Other Deductions

Amounts withdrawn may be subject to one or more of the following:
- **Early Withdrawal Charge** (see "**FEES - Early Withdrawal Charge**")
- **Annual Maintenance Fee** (see "**FEES - Annual Maintenance Fee**")
- **Market Value Adjustment** (see "**APPENDIX III**" and the Guaranteed Accumulation Account prospectus)
- **Redemption Fees** (see "**FEES - Redemption Fees**")
- **Tax Penalty** (see "**TAX CONSIDERATIONS**")
- **Tax Withholding** (see "**TAX CONSIDERATIONS**")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your disbursement form in good order.

Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested.

We will credit the amount reinvested proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee that fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. The reinvestment privilege may be used only once. Special rules may apply to reinvestments of amounts withdrawn from the Guaranteed Interest Account and the Guaranteed Accumulation Account. See "**APPENDICES I and III**." We will not credit your account for market value adjustments that we deducted at the time of your withdrawal from the Guaranteed Accumulation Account or for redemption fees. Seek competent advice regarding the tax consequences associated with reinvestment.

SYSTEMATIC DISTRIBUTION OPTIONS

These options may be exercised at any time during the accumulation phase of the contract. The following systematic distribution options may be available:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like periodic income while retaining investment flexibility for amounts accumulated in the account. We will not deduct an early withdrawal charge from amounts paid under SWO; however, a market value adjustment may apply to amounts paid from the Guaranteed Accumulation Account. See "**APPENDIX III**" and the Guaranteed Accumulation Account prospectus for more information about the market value adjustment; and

- **Estate Conservation Option ("ECO").** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, beginning generally at age 70½, and pay you that amount once a year. ECO is not available under Roth IRA contracts. We will not deduct an early withdrawal charge nor apply a market value adjustment to any part of your account value paid under an ECO.

> **Features of a Systematic Distribution Option**
>
> A systematic distribution option allows you to receive regular payments from the contract, without moving into the income phase.
>
> By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Systematic Distribution Option Availability. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or call us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Home Office. Once revoked, ECO may not be elected again unless allowed under the Tax Code.

Taxation. Taking a withdrawal under a systematic distribution option may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

DEATH BENEFIT

During the Accumulation Phase. The contract provides a death benefit in the event of your death during the accumulation phase.

Who Receives the Death Benefit Proceeds? If you would like certain individuals to receive the death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or by calling us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Death Benefit Amount. The amount of the death benefit is equal to your account value as of the next time we value your account following the date on which we receive proof of your death and a payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Until a death benefit request is received in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Guaranteed Death Benefit (2004 Contracts Only). Subject to state regulatory approval, the 2004 Contracts provide a guaranteed death benefit if the contract beneficiary elects a lump-sum distribution or an income phase payment option. For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at our Home Office, plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
- The sum of payments (minus any applicable premium tax) made to your account, adjusted for withdrawals made from your account, as of the day the notice of death and request for payment are received in good order at our Home Office. The adjustment for withdrawals will be proportionate, reducing the sum of all purchase payments made in the same proportion that the account value was reduced by the withdrawal.

For amounts held in the Guaranteed Interest Account, the full annual Guaranteed Interest Rate will be credited. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it will be deducted only if the death benefit is paid more than six months after your death. We describe the market value adjustment in Appendix III and in the Guaranteed Accumulation Account prospectus.

This section provides information about the death benefit during the accumulation phase.

For death benefit information applicable to the income phase, see "**INCOME PHASE**."

Death Benefit Payment Options. Unless otherwise requested, we will mail payment to the beneficiary within seven calendar days after we receive proof of death and payment request acceptable to us. If allowed by the Tax Code, and not otherwise restricted by the contractholder, the designated beneficiary may elect to have the death benefit proceeds paid in any one of the following ways:

• Lump-sum payment;
• Payment in accordance with any of the available income phase payment options. See "**INCOME PHASE**;" or
• If the beneficiary is your spouse, payment in accordance with any of the available systematic distribution options. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available to the beneficiary; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

• Leave the account value invested in the contract; or
• For certain contracts, leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary can withdraw the balance on deposit at any time or request to receive income payments in accordance with any of the available income phase payment options. See "**INCOME PHASE**."

Unless otherwise restricted by the contract holder, the beneficiary may choose to apply any portion of the death benefit to an annuity option or to receive a lump-sum payment.

Taxation. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "**TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase you stop contributing dollars to the contract and start receiving payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

• Payment start date;
• Payment option (see the income phase payment options table in this section);
• Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed, variable or a combination of both fixed and variable payments; and
• Selection of subaccounts and an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:

Annuity Phase-Income Phase

Annuity Option-Income Phase Payment Option

Annuity Payment-Income Phase Payment

Annuitization-Initiating Income Phase Payments

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age (or adjusted age under some contracts), gender, account value, the income phase payment option selected, the number of guaranteed payments selected (if any), and whether you select fixed, variable or a combination of both fixed and variable income phase payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on the subaccounts available during the income phase at the time you make your selection. The subaccounts available during the accumulation phase may not all be available during the income phase. We allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually after deduction of fees. Payment amounts will decline if the investment performance is less than 5% after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Minimum Payment Amounts for 2004 Contracts (subject to regulatory approval).

The income phase payment option you select must result in one of the following:
- A first income phase payment of at least $100; or
- Total yearly income phase payments of at least $500.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

In New York, the income phase payment option you select must result in one of the following:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Minimum Payment Amounts for 1994 Contracts.

The income phase payment option you select must result in one of the following:
- A first income phase payment of at least $50; or
- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Minimum Payment Amounts for 1992 Contracts.

The payment option you select must result in one of the following:
- A first payment of at least $20; or
- Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Restrictions on Start Dates and the Duration of Payments. When income phase payments start, the age of the annuitant plus the number of years for which income phase payments are guaranteed must not exceed 95. Certain tax rules may also limit the length of income phase payments. For Roth IRAs those minimum distribution rules do not apply. See "**TAX CONSIDERATIONS**."

Regardless of your income phase payment start date, your income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables on the following page), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts.

This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative expense charge from amounts held in the subaccounts. See "**FEES**."

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following Income Phase Payment Options table. If a lump-sum payment is due as a death benefit, payment will be sent within seven calendar days following our receipt of proof of death and the payment request in good order at our Home Office. Any death benefit payable must be distributed to the beneficiary at least as rapidly as under the method of distribution in effect on the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may be restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Payment of Death Benefit or Proceeds.

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

Calculation of Death Benefit. We will calculate the value of any death benefit at the next valuation after we receive proof of death acceptable to us and the payment request in good order. Such value will be reduced by any payments made after the date of death.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "**TAX CONSIDERATIONS**" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to Understand:
- **Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
- **Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date.
	Death Benefit-None: All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract.
	Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date.
	Continuing Payments: When you select this option you choose for either: • 100%, 66 $\frac{2}{3}$% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end upon the deaths of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for ten or more years as specified in the contract.
	Continuing Payments: 100% of the payment to continue to the surviving annuitant after the first death.
	Death Benefit-Payment to the Beneficiary: If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Payment Option	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** You may select payments for 3 through 30 years under 1992 contracts or 5 through 30 years under 2004 and 1994 contracts. In certain cases a lump-sum payment may be requested at any time (see below).
	Death Benefit-Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payments: If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years (for 2004 and 1994 contracts) or three years (for 1992 contracts) of payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. See "**FEES - Early Withdrawal Charge**."

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you under the income phase payment options listed in the table above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments.)

_____

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the Internal Revenue Service ("IRS") would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this section:
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation;** and
- **Taxation of the Company.**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to a favorable income tax treatment under sections 408 or 408A of the Tax Code.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees; and
- Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
• Contributions in excess of specified limits;
• Distributions before age 59½ (subject to certain exceptions);
• Distributions that do not conform to specified commencement and minimum distribution rules; and
• Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans above. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
*   The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
*   You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with an IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:
*   You have attained age 59½;
*   You have become disabled, as defined in the Tax Code;
*   You have died and the distribution is to your beneficiary;
*   You have separated from service with the plan sponsor at or after age 55;
*   The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
*   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
*   The distribution is made due to an IRS levy upon your plan;
*   The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
*   The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth IRA. A partial or full distribution of purchase payments to a Roth IRA account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth IRA account is defined as a distribution that meets the following requirements:
*   The distribution occurs after the five-year taxable period measured from the earlier of:
    ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
    ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account;
    ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; and
*   The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Lifetime Required Minimum Distributions (IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
*   Start date for distributions;
*   The time period in which all amounts in your contract(s) must be distributed; and
*   Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-Resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in the Contract Prospectus Summary and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid range up to 7.0% of all amounts contributed to a contract. The Company may also pay asset-based service fees ranging up to 0.50%.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7.0% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rate noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2013, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Signator Financial Services, Inc.
- American Portfolios Financial Services, Inc.
- LPL Financial Corporation
- Morgan Stanley Smith Barney LLC
- Cetera Financial Group
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Financial Advisors Corporation
- MetLife Securities, Inc.
- PlanMember Securities Corporation
- Walnut Street Securities, Inc.®
- NIA Securities, L.L.C.
- Northwestern Mutual Investment Services, LLC
- Royal Alliance Associates, Inc.
- Securities America, Inc.
- RBC Capital Markets, LLC
- Cadaret, Grant & Co., Inc.
- NFP Securities, Inc.
- National Planning Corporation
- First Allied Securities, Inc.
- Woodbury Financial Services, Inc.
- Tower Square Securities, Inc.®
- Edward D. Jones & Co., L.P.
- Merrill Lynch, Pierce, Fenner & Smith Incorporated
- Ameriprise Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your application materials.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
* On any valuation date when the NYSE is closed (except customary holidays or weekends or when trading on the NYSE is restricted);
* When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; and
* During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
* Standardized average annual total returns; and
* Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., maintenance fees (if any), mortality and expense risk charges, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may modify the contract when we deem an amendment appropriate by providing you written notice 30 days before the effective date of the change. The most likely reason for a change to the contract would be to ensure compliance with applicable law. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Involuntary Terminations

1992 and 1994 Contracts: Following the completion of two contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current account value to you if that value is less than $1,500, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge, and amounts withdrawn from the Guaranteed Interest Account, if applicable, will not receive a reduced rate of interest. Amounts withdrawn from the Guaranteed Interest Account will receive a guaranteed effective annual yield to the date of contract termination as if the amounts had remained in the Guaranteed Interest Account until the end of a guaranteed term, see "**APPENDIX I**." This provision does not apply if you have initiated income phase payments.

2004 Contracts: Subject to state regulatory approval, following the completion of three contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current account value to you if that value is less than $2,000, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge. Amounts withdrawn from the Guaranteed Accumulation Account will receive the greater of: (a) the aggregate MVA amount from all guaranteed terms prior to the end of those terms; or (b) the applicable portion of your account value in the Guaranteed Accumulation Account. This provision does not apply if you have initiated income phase payments.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
GUARANTEED INTEREST ACCOUNT
(Offered under 1992 and 1994 contracts only, subject to regulatory approval)

The Guaranteed Interest Account (GIA) is an investment option available during the accumulation phase. Amounts allocated to GIA are held in a nonunitized separate account of the Company, as described below.

General Disclosure. Interests in GIA have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding GIA, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding GIA has not been reviewed by the SEC.

Overview. Amounts that you invest in GIA will earn a guaranteed interest rate if amounts are left in GIA for the specified period of time. Interest is credited daily at a rate that will provide the guaranteed effective yield by the end of the stated period of time. If amounts are withdrawn or transferred before the end of a stated period of time (except if pursuant to the Company's termination of the contract, see "**OTHER TOPICS - Involuntary Terminations**"), we will pay a reduced rate of interest, but never less than the minimum stated in the contract.

During a stated period, you may apply all or a portion of your account value to any or all available guaranteed terms within the short-term and long-term classifications.
- Short-Term Classification - Three years or less
- Long-Term Classification - Ten years or less, but greater than three years

As a guaranteed term matures, assets accumulating under GIA may be (a) transferred to a new guaranteed term, (b) transferred to the other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge and/or tax liabilities.

Allocations to a Nonunitized Separate Account of the Company. Amounts allocated to both long-term and short-term classifications of GIA will be deposited in a nonunitized separate account. To the extent provided in the contract, the assets of the separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

Mortality and Expense Risk Charge. We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited interest rate.

Transfers. Transfers are permitted from guaranteed terms of one classification to available guaranteed terms of another classification. We will apply a reduced rate of interest to amounts transferred prior to the end of a guaranteed term. Transfers of GIA values due to a maturity are not subject to a reduced rate of interest.

Income Phase. By notifying us at least 30 days before income phase payments begin, you may elect to have amounts that have been accumulating under GIA transferred to one or more of the subaccounts currently available during the income phase to provide variable income phase payments. GIA cannot be used as an investment option during the income phase.

Reinvestment Privilege. Any amounts reinvested in GIA will be applied to the current deposit period. Amounts are proportionately reinvested to the classifications in the same manner as they were allocated before the withdrawal.

APPENDIX II
FIXED ACCOUNT

General Disclosure.

- The Fixed Account is an investment option available during the accumulation phase under the contracts.
- Amounts allocated to the Fixed Account are held in the Company's general account, which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

Interest Rates.

- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company.
- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value exceeds $100,000 ($250,000 for 1992 contracts); or
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

During the payment period, the interest rate credited to amounts held in the Fixed Account will be determined in the manner set forth in the contract. In no event will the interest rate be less than the guaranteed minimum stated in the contract.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "**FEES**."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. Under certain contracts, the 10% minimum is assessed on the account value as of January 1 of a calendar year.

Additionally, your account value remaining in the Fixed Account may be transferred in its entirety to any other investment option if one of the following applies:
- Your account value in the Fixed Account is $2,000 or less; or
- You transferred the maximum amount allowed from the Fixed Account in the last four consecutive calendar years and no additional payments have been allocated to the Fixed Account during that same time period.

Income Phase. By notifying us at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments. The Fixed Account is not available as an investment option during the income phase.

APPENDIX III
GUARANTEED ACCUMULATION ACCOUNT
(For contracts issued on or after April 1, 2004, subject to regulatory approval of the contract)

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This appendix is only a summary of certain facts pertaining to the Guaranteed Accumulation Account. Review the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a Guaranteed Accumulation Account prospectus by writing or calling us at the address and phone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

The Guaranteed Accumulation Account is not available in the states of Maryland and Washington.

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a market value adjustment, which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your sales representative or our Home Office to learn:
- The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
- The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. To have a particular interest rate and guaranteed term apply to your account dollars, you must invest them during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
- is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
- is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) - as described in this appendix and in the Guaranteed Accumulation Account prospectus;
- Tax Penalties and/or Tax Withholding. See "**TAX CONSIDERATIONS**;"
- Early Withdrawal Charge. See "**FEES**;" or
- Maintenance Fee. See "**FEES**."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or our Home Office to learn the details about the guaranteed term(s) currently being offered. In general we offer the following guaranteed terms:
- Short Term - three years or fewer; and
- Long Term - 10 years or less, but greater than three years.

At the end of a guaranteed term you may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this appendix.

Transfers. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

The Income Phase. The Guaranteed Accumulation Account can not be used as an investment option during the income phase, however, by making a request in good order to our Home Office at least 30 days in advance, you may elect to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Reinvestment Privilege. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinvested in the Guaranteed Accumulation Account, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-180532.*

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

New Fund Name	Former Fund Name
Franklin Small Cap Value VIP Portfolio	Franklin Small Cap Value Securities Portfolio
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio	Lord Abbett Series Fund - Mid Cap Stock Portfolio
PIMCO Real Return Portfolio	PIMCO VIT Real Return Portfolio
VY PIMCO Bond Portfolio	VY PIMCO Total Return Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the variable share class of each fund offered through your contract, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
AllianceBernstein VPS Growth and Income Portfolio **Investment Adviser:** AllianceBernstein, L.P.	Seeks long-term growth of capital.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc.	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks maximize total return by investing in below-investment-grade debt securities and preferred securities.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya International Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser**: Voya Investment Management Co. LLC ***There is no guarantee that theVoya Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).
VY American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY Clarion Global Real Estate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisors, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY PIMCO Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Effective July 14, 2014, the investment objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks.
VY Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX V

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2013, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2013, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2013 are not reflected in the following information.

TABLE I

FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%*

(Selected data for accumulation units outstanding throughout each period)

*This table applies to all 1994 and 1992 internal rollover contracts issued on or after March 23, 1994 and all contracts not connected with an internal transfer (i.e., external rollovers or contracts established with at least a $1,000 annual purchase payment) issued on or after March 29, 1994.

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$13.33	$11.48	$10.93	$9.79	$8.20	$13.99	$13.48	$11.63	$11.23	$10.85
Value at end of period	$17.76	$13.33	$11.48	$10.93	$9.79	$8.20	$13.99	$13.48	$11.63	$11.23
Number of accumulation units outstanding at end of period	14,459	12,307	23,795	24,674	25,204	20,173	21,490	28,042	15,586	4,425
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$13.32	$12.20	$11.82	$10.67	$8.63	$12.72	$12.53	$11.67	$11.18	$10.46
Value at end of period	$15.52	$13.32	$12.20	$11.82	$10.67	$8.63	$12.72	$12.53	$11.67	$11.18
Number of accumulation units outstanding at end of period	38,311	42,861	50,022	58,823	63,256	63,182	78,954	67,654	72,315	66,552
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$40.35	$35.10	$36.46	$31.49	$23.50	$33.19	$35.65	$32.31	$27.98	$24.53
Value at end of period	$52.32	$40.35	$35.10	$36.46	$31.49	$23.50	$33.19	$35.65	$32.31	$27.98
Number of accumulation units outstanding at end of period	282,740	340,957	422,375	496,918	538,064	593,820	958,445	887,780	984,595	896,870
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$31.92	$27.55	$27.63	$24.30	$18.89	$33.36	$33.28	$28.03	$26.81	$24.34
Value at end of period	$40.39	$31.92	$27.55	$27.63	$24.30	$18.89	$33.36	$33.28	$28.03	$26.81
Number of accumulation units outstanding at end of period	135,540	163,893	197,012	249,907	278,676	309,038	445,258	543,429	721,289	944,029
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$30.02	$26.51	$26.79	$21.84	$17.24	$33.04	$26.36	$24.98	$23.90	$23.41
Value at end of period	$40.42	$30.02	$26.51	$26.79	$21.84	$17.24	$33.04	$26.36	$24.98	$23.90
Number of accumulation units outstanding at end of period	125,115	158,611	197,485	254,807	309,061	369,712	446,283	556,961	756,575	1,100,526
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.51	$15.53	$18.98	$16.99	$13.60	$24.50	$21.15	$18.13	$15.42	$13.74
Value at end of period	$23.85	$18.51	$15.53	$18.98	$16.99	$13.60	$24.50	$21.15	$18.13	$15.42
Number of accumulation units outstanding at end of period	46,061	53,111	67,648	81,993	94,880	95,292	115,366	113,293	112,162	148,159

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04
Value at end of period	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71
Number of accumulation units outstanding at end of period	64,545	75,875	92,163	108,930	107,114	112,832	158,588	169,779	195,469	144,474
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81
Value at end of period	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96
Number of accumulation units outstanding at end of period	16,946	20,980	26,539	27,189	23,363	20,234	28,857	43,778	57,475	67,909
ING BALANCED PORTFOLIO										
Value at beginning of period	$30.57	$27.24	$27.95	$24.80	$21.06	$20.75	$28.45	$26.19	$25.44	$23.54
Value at end of period	$35.23	$30.57	$27.24	$27.95	$24.80	$21.06	$20.75	$28.45	$26.19	$25.44
Number of accumulation units outstanding at end of period	563,770	642,569	732,105	861,258	962,054	1,052,479	1,978,099	1,638,938	2,044,814	2,436,696
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45
Value at end of period	$28.96	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47
Number of accumulation units outstanding at end of period	62,138	72,406	82,602	94,802	102,106	109,538	147,604	153,320	174,248	94,897
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40	$10.68			
Value at end of period	$13.21	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40			
Number of accumulation units outstanding at end of period	64,456	77,007	111,285	149,791	178,197	249,177	337,107			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.87	$9.54	$10.18	$8.86	$6.71	$9.76				
Value at end of period	$12.19	$11.87	$9.54	$10.18	$8.86	$6.71				
Number of accumulation units outstanding at end of period	48,419	58,138	75,895	85,910	93,397	95,555				
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$11.89	$10.73	$11.40	$10.30	$7.92	$13.20	$12.83	$11.41	$11.12	$10.39
Value at end of period	$15.83	$11.89	$10.73	$11.40	$10.30	$7.92	$13.20	$12.83	$11.41	$11.12
Number of accumulation units outstanding at end of period	17,547	16,449	17,199	22,789	28,798	20,118	27,513	32,851	40,218	47,082
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	89,188	131,096	165,580	207,684	214,718	230,527	300,459	313,406	415,236	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.15	$22.87	$23.22	$20.60	$16.02	$17.20	$24.52	$21.74	$20.36	$19.02
Value at end of period	$33.75	$26.15	$22.87	$23.22	$20.60	$16.02	$17.20	$24.52	$21.74	$20.36
Number of accumulation units outstanding at end of period	2,100,010	2,271,041	2,556,515	2,878,412	3,148,271	3,507,351	6,387,560	5,131,358	6,315,277	7,775,013

CFI 2

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98
Value at end of period	$28.16	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54
Number of accumulation units outstanding at end of period	157,563	206,465	259,678	306,362	357,128	464,534	734,724	887,824	1,034,446	1,224,654
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32
Value at end of period	$33.82	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79
Number of accumulation units outstanding at end of period	110,131	138,645	176,725	230,315	248,891	282,101	351,703	419,127	473,559	526,003
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19
Value at end of period	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70
Number of accumulation units outstanding at end of period	67,153	76,879	114,111	146,243	147,976	160,870	225,813	272,259	313,973	310,166
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$25.47	$23.58	$22.20	$20.46	$18.57	$17.41	$19.63	$19.10	$18.75	$18.10
Value at end of period	$25.12	$25.47	$23.58	$22.20	$20.46	$18.57	$17.41	$19.63	$19.10	$18.75
Number of accumulation units outstanding at end of period	368,229	437,159	486,840	557,328	610,080	703,103	1,041,449	993,778	1,189,674	1,303,623
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$13.82	$11.79	$13.59	$12.76	$11.75					
Value at end of period	$16.58	$13.82	$11.79	$13.59	$12.76					
Number of accumulation units outstanding at end of period	30,534	35,877	44,618	51,501	63,037					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23
Value at end of period	$15.62	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87
Number of accumulation units outstanding at end of period	100,579	121,662	137,962	159,945	183,611	201,857	274,248	281,413	281,628	183,336
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64
Value at end of period	$18.93	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26
Number of accumulation units outstanding at end of period	101,932	118,493	140,585	162,807	168,228	194,660	252,597	309,788	311,675	199,434
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.90	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	306,144	413,160	505,095	529,145	613,905	786,937	1,094,386	1,328,864	1,614,520	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78
Value at end of period	$26.96	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02
Number of accumulation units outstanding at end of period	60,883	72,103	86,725	101,121	115,321	126,246	164,644	180,209	190,612	103,005

CFI 3

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	64,744	93,808	115,822							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34			
Value at end of period	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11			
Number of accumulation units outstanding at end of period	361,037	369,725	481,503	169,416	177,039	208,365	386,352			
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.79	$9.68	$9.94	$8.38	$6.56	$10.23				
Value at end of period	$14.48	$10.79	$9.68	$9.94	$8.38	$6.56				
Number of accumulation units outstanding at end of period	12,990	22,321	33,088	32,165	34,312	33,498				
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.52	$12.32	$12.28	$11.32	$9.72	$12.68	$12.34	$11.16	$10.99	$10.30
Value at end of period	$15.85	$13.52	$12.32	$12.28	$11.32	$9.72	$12.68	$12.34	$11.16	$10.99
Number of accumulation units outstanding at end of period	52,639	55,089	65,800	69,025	54,688	56,958	76,569	69,297	76,601	6,618
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33
Value at end of period	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28
Number of accumulation units outstanding at end of period	47,344	38,752	41,819	43,947	40,168	38,226	36,925	35,830	39,085	41,748
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.76	$14.94	$15.13	$15.28	$15.42	$13.60	$14.65	$14.14	$13.90	$13.93
Value at end of period	$14.58	$14.76	$14.94	$15.13	$15.28	$15.42	$13.60	$14.65	$14.14	$13.90
Number of accumulation units outstanding at end of period	233,114	301,927	369,309	498,631	642,598	819,904	949,865	834,248	895,094	1,060,820
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$9.50		
Value at end of period	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79		
Number of accumulation units outstanding at end of period	36,860	40,900	42,168	43,750	45,998	53,096	63,763	8,820		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.86	$13.57	$11.65	$9.98	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.86	$13.57	$11.65	
Number of accumulation units outstanding at end of period	471,467	585,644	736,171	897,465	1,036,918	1,246,857	1,617,476	2,108,050	2,493,225	

CFI 4

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01
Value at end of period	$15.56	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35
Number of accumulation units outstanding at end of period	88,586	141,524	154,619	210,755	213,158	159,393	141,547	144,934	165,758	166,330
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	$9.92		
Value at end of period	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58		
Number of accumulation units outstanding at end of period	21,864	20,228	23,668	32,714	34,905	13,367	7,554	2,336		
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.25	$14.37	$13.96	$12.54	$10.70					
Value at end of period	$21.19	$16.25	$14.37	$13.96	$12.54					
Number of accumulation units outstanding at end of period	8,069	6,308	9,308	7,426	3,779					
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.90	$12.98	$13.03	$11.85	$10.06					
Value at end of period	$19.40	$14.90	$12.98	$13.03	$11.85					
Number of accumulation units outstanding at end of period	11,916	9,833	9,106	7,285	5,624					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82
Value at end of period	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42
Number of accumulation units outstanding at end of period	38,784	41,205	44,785	42,299	37,868	33,604	43,773	49,367	61,038	55,720
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63
Value at end of period	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17
Number of accumulation units outstanding at end of period	43,255	54,488	70,568	93,255	106,861	127,455	184,024	226,734	257,388	316,371
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	$10.10	
Value at end of period	$13.45	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	
Number of accumulation units outstanding at end of period	60,690	117,922	135,315	148,164	147,000	101,928	119,444	63,729	19,643	
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	$10.39	
Value at end of period	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	
Number of accumulation units outstanding at end of period	118,633	132,518	130,512	118,932	104,636	94,699	96,780	46,779	12,017	

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	$10.47	
Value at end of period	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	
Number of accumulation units outstanding at end of period	66,375	81,789	82,886	84,650	90,548	61,690	48,485	5,620	82	
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	$10.60	
Value at end of period	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	
Number of accumulation units outstanding at end of period	53,110	52,201	57,105	57,417	43,818	31,958	32,509	17,139	826	
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	$10.17	
Value at end of period	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	
Number of accumulation units outstanding at end of period	42,337	52,824	56,910	74,367	72,886	83,879	82,717	41,195	4,501	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$21.05	$18.97	$18.87	$17.21	$14.78	$19.58	$18.74	$17.51	$17.08	$16.01
Value at end of period	$23.30	$21.05	$18.97	$18.87	$17.21	$14.78	$19.58	$18.74	$17.51	$17.08
Number of accumulation units outstanding at end of period	20,866	20,966	24,154	36,538	43,030	41,204	68,736	73,885	113,846	169,794
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.12	$18.60	$19.40	$17.38	$14.05	$19.02	$21.45	$19.19	$18.29	$16.54
Value at end of period	$25.53	$21.12	$18.60	$19.40	$17.38	$14.05	$19.02	$21.45	$19.19	$18.29
Number of accumulation units outstanding at end of period	37,550	54,734	56,232	61,445	68,407	78,270	131,378	166,555	212,377	255,898
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$20.97	$18.69	$19.03	$17.20	$14.30	$20.82	$19.99	$18.21	$17.61	$16.17
Value at end of period	$24.14	$20.97	$18.69	$19.03	$17.20	$14.30	$20.82	$19.99	$18.21	$17.61
Number of accumulation units outstanding at end of period	29,861	37,305	45,221	61,831	61,258	67,904	117,612	145,255	186,601	202,176
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.80	$11.95	$11.09	$9.88	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.80	$11.95	$11.09	
Number of accumulation units outstanding at end of period	178,474	245,829	290,619	378,375	485,922	604,355	750,960	950,249	1,285,787	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$14.04	$12.13	$12.39	$10.92	$8.85	$13.93	$13.69	$11.64	$11.34	$10.38
Value at end of period	$17.99	$14.04	$12.13	$12.39	$10.92	$8.85	$13.93	$13.69	$11.64	$11.34
Number of accumulation units outstanding at end of period	76,162	84,196	101,970	109,455	97,480	61,259	67,678	55,980	68,864	2,213
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$31.08	$26.47	$27.09	$23.47	$16.63	$23.96	$26.84	$23.99	$22.88	$21.06
Value at end of period	$42.75	$31.08	$26.47	$27.09	$23.47	$16.63	$23.96	$26.84	$23.99	$22.88
Number of accumulation units outstanding at end of period	92,543	116,377	146,417	164,373	170,770	193,057	304,258	288,299	432,956	526,773

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	155,505	183,767	151,947	179,000	203,607	229,208				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$35.92	$37.16								
Value at end of period	$49.71	$35.92								
Number of accumulation units outstanding at end of period	7,144	8,150								
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72
Value at end of period	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31
Number of accumulation units outstanding at end of period	22,675	34,866	48,093	61,889	84,001	96,278	120,761	142,529	111,339	143,502
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25
Value at end of period	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56
Number of accumulation units outstanding at end of period	98,115	114,312	143,372	171,002	192,649	214,957	288,949	342,104	425,764	353,610
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
Value at beginning of period	$16.88	$14.49	$15.00	$12.31	$9.09	$14.80	$15.17	$13.36	$12.30	$10.58
Value at end of period	$23.51	$16.88	$14.49	$15.00	$12.31	$9.09	$14.80	$15.17	$13.36	$12.30
Number of accumulation units outstanding at end of period	15,416	13,965	14,854	16,141	17,519	16,323	17,687	17,539	6,651	369
PIMCO VIT REAL RETURN PORTFOLIO										
Value at beginning of period	$15.51	$14.45	$13.10	$12.27	$10.50	$11.43	$10.48	$10.52	$10.43	$10.13
Value at end of period	$13.91	$15.51	$14.45	$13.10	$12.27	$10.50	$11.43	$10.48	$10.52	$10.43
Number of accumulation units outstanding at end of period	99,675	152,325	147,255	177,481	159,058	152,363	120,178	37,103	35,563	2,212
PIONEER HIGH YIELD VCT PORTFOLIO										
Value at beginning of period	$15.83	$13.81	$14.22	$12.20	$7.70	$12.00	$11.54	$10.77	$10.70	$10.25
Value at end of period	$17.51	$15.83	$13.81	$14.22	$12.20	$7.70	$12.00	$11.54	$10.77	$10.70
Number of accumulation units outstanding at end of period	17,431	22,700	28,047	33,367	30,403	30,427	36,546	30,232	14,488	53
WANGER SELECT										
Value at beginning of period	$16.20	$13.85	$17.04	$13.63	$8.30	$16.51	$15.28	$12.93	$11.85	$11.55
Value at end of period	$21.53	$16.20	$13.85	$17.04	$13.63	$8.30	$16.51	$15.28	$12.93	$11.85
Number of accumulation units outstanding at end of period	42,113	47,599	54,084	61,267	49,113	43,854	72,592	37,415	8,290	405
WANGER USA										
Value at beginning of period	$17.00	$14.34	$15.05	$12.35	$8.80	$14.10	$14.19	$13.32	$12.12	$11.83
Value at end of period	$22.46	$17.00	$14.34	$15.05	$12.35	$8.80	$14.10	$14.19	$13.32	$12.12
Number of accumulation units outstanding at end of period	16,637	17,097	19,606	30,665	28,913	20,389	26,978	22,573	11,121	48

Condensed Financial Information (continued)

TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$13.44	$11.57	$11.00	$9.84	$8.24	$14.04	$13.51	$11.65	$11.76	
Value at end of period	$17.93	$13.44	$11.57	$11.00	$9.84	$8.24	$14.04	$13.51	$11.65	
Number of accumulation units outstanding at end of period	19,496	23,210	17,313	16,324	18,335	24,219	23,811	12,542	6,723	
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$13.52	$12.37	$11.97	$10.80	$8.72	$12.84	$12.64	$11.76	$11.26	$10.52
Value at end of period	$15.77	$13.52	$12.37	$11.97	$10.80	$8.72	$12.84	$12.64	$11.76	$11.26
Number of accumulation units outstanding at end of period	29,085	26,374	18,118	15,355	11,703	5,011	3,808	4,537	1,313	1,106
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$41.07	$35.69	$37.03	$31.96	$23.82	$41.92	$36.06	$32.65	$28.25	$24.74
Value at end of period	$53.30	$41.07	$35.69	$37.03	$31.96	$23.82	$41.92	$36.06	$32.65	$28.25
Number of accumulation units outstanding at end of period	280,332	280,518	279,728	315,649	315,243	319,440	342,474	332,495	219,401	94,686
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$32.52	$28.04	$28.09	$24.68	$19.17	$33.82	$33.70	$28.36	$27.10	$24.58
Value at end of period	$41.19	$32.52	$28.04	$28.09	$24.68	$19.17	$33.82	$33.70	$28.36	$27.10
Number of accumulation units outstanding at end of period	210,591	219,356	226,281	226,599	252,568	275,725	304,489	321,621	270,096	115,109
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$30.59	$26.98	$27.24	$22.19	$17.49	$33.50	$26.69	$25.27	$24.16	$23.64
Value at end of period	$41.23	$30.59	$26.98	$27.24	$22.19	$17.49	$33.50	$26.69	$25.27	$24.16
Number of accumulation units outstanding at end of period	271,808	287,644	313,273	325,156	335,811	319,697	325,931	346,036	298,855	128,760
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$18.86	$15.80	$19.30	$17.26	$13.80	$24.83	$21.42	$18.35	$15.59	$13.88
Value at end of period	$24.32	$18.86	$15.80	$19.30	$17.26	$13.80	$24.83	$21.42	$18.35	$15.59
Number of accumulation units outstanding at end of period	67,546	74,186	71,351	71,459	73,107	75,548	76,116	77,872	65,956	21,471
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$21.13	$18.06	$18.98	$14.97	$11.73	$17.71	$18.35	$15.87	$14.76	$12.06
Value at end of period	$28.46	$21.13	$18.06	$18.98	$14.97	$11.73	$17.71	$18.35	$15.87	$14.76
Number of accumulation units outstanding at end of period	47,686	41,991	41,336	41,173	44,261	50,836	60,348	65,044	57,876	34,216
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.63	$17.07	$17.83	$14.78	$11.02	$15.18	$15.81	$13.86	$12.99	$10.83
Value at end of period	$25.49	$19.63	$17.07	$17.83	$14.78	$11.02	$15.18	$15.81	$13.86	$12.99
Number of accumulation units outstanding at end of period	22,841	20,992	17,737	18,995	19,558	18,367	18,245	25,086	26,684	20,705

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BALANCED PORTFOLIO										
Value at beginning of period	$31.16	$27.74	$28.43	$25.20	$21.38	$30.08	$28.83	$26.51	$25.73	$23.78
Value at end of period	$35.95	$31.16	$27.74	$28.43	$25.20	$21.38	$30.08	$28.83	$26.51	$25.73
Number of accumulation units outstanding at end of period	313,549	324,846	324,121	364,204	377,418	345,778	342,599	344,017	253,339	178,409
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$21.35	$18.05	$17.86	$14.28	$10.68	$18.40	$17.54	$15.39	$14.51	$11.47
Value at end of period	$29.30	$21.35	$18.05	$17.86	$14.28	$10.68	$18.40	$17.54	$15.39	$14.51
Number of accumulation units outstanding at end of period	68,980	55,890	52,256	58,356	55,457	62,552	62,614	58,046	43,930	13,196
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.09	$8.89	$9.11	$8.11	$6.28	$10.41	$10.67			
Value at end of period	$13.30	$10.09	$8.89	$9.11	$8.11	$6.28	$10.41			
Number of accumulation units outstanding at end of period	200,245	221,676	228,119	229,094	204,695	161,951	138,732			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.92	$9.57	$10.20	$8.87	$6.71	$9.75				
Value at end of period	$12.25	$11.92	$9.57	$10.20	$8.87	$6.71				
Number of accumulation units outstanding at end of period	31,542	25,693	19,437	22,102	19,956	26,156				
ING COLUMBIA CONTRARIAN CORE PORTFOLIO										
Value at beginning of period	$12.32	$11.10	$11.78	$10.63	$8.17	$13.60	$13.21	$11.74	$11.43	$11.19
Value at end of period	$16.41	$12.32	$11.10	$11.78	$10.63	$8.17	$13.60	$13.21	$11.74	$11.43
Number of accumulation units outstanding at end of period	9,241	8,926	9,259	9,687	18,468	13,189	11,418	12,322	12,420	13,556
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$13.61	$13.27	$11.59	$9.64	$11.54	$10.74	$10.02	$9.88	
Value at end of period	$13.77	$14.51	$13.61	$13.27	$11.59	$9.64	$11.54	$10.74	$10.02	
Number of accumulation units outstanding at end of period	118,529	151,995	144,899	150,242	153,233	113,577	122,959	111,708	79,260	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.66	$23.29	$23.63	$20.94	$16.26	$26.38	$24.84	$22.01	$20.58	$19.21
Value at end of period	$34.43	$26.66	$23.29	$23.63	$20.94	$16.26	$26.38	$24.84	$22.01	$20.58
Number of accumulation units outstanding at end of period	840,360	893,323	944,848	1,031,140	999,125	1,005,253	1,062,860	1,034,648	816,288	393,754
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$21.80	$19.27	$19.51	$17.32	$14.22	$22.91	$22.06	$19.48	$18.70	$17.10
Value at end of period	$28.65	$21.80	$19.27	$19.51	$17.32	$14.22	$22.91	$22.06	$19.48	$18.70
Number of accumulation units outstanding at end of period	259,095	251,178	244,931	258,853	277,492	222,560	241,622	278,461	277,467	130,301
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$25.83	$22.20	$22.72	$18.85	$14.48	$23.45	$22.49	$20.79	$18.92	$16.42
Value at end of period	$34.36	$25.83	$22.20	$22.72	$18.85	$14.48	$23.45	$22.49	$20.79	$18.92
Number of accumulation units outstanding at end of period	98,450	90,733	84,304	83,893	87,447	84,062	110,910	126,099	120,973	67,227

CFI 9

Condensed Financial Information (continued)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$12.26	$14.80	$15.74	$17.71	$16.42	$10.78	$13.31	$16.16	$15.86	$17.62
Value at end of period	$14.80	$15.74	$17.71	$16.42	$10.78	$13.31	$16.16	$15.86	$17.62	$24.85
Number of accumulation units outstanding at end of period	62,756	74,921	71,415	51,422	44,586	45,381	37,243	39,741	54,826	56,971
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.29	$18.96	$19.33	$19.89	$20.84	$18.86	$20.80	$22.58	$24.01	$25.96
Value at end of period	$18.96	$19.33	$19.89	$20.84	$18.86	$20.80	$22.58	$24.01	$25.96	$25.64
Number of accumulation units outstanding at end of period	154,323	250,506	255,126	273,498	271,720	227,411	211,714	214,559	218,656	205,568
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period						$11.75	$12.77	$13.62	$11.82	$13.87
Value at end of period						$12.77	$13.62	$11.82	$13.87	$16.66
Number of accumulation units outstanding at end of period						23,114	28,826	27,231	28,952	27,974
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$10.26	$11.91	$12.88	$16.48	$18.48	$10.46	$13.15	$13.32	$11.20	$13.20
Value at end of period	$11.91	$12.88	$16.48	$18.48	$10.46	$13.15	$13.32	$11.20	$13.20	$15.82
Number of accumulation units outstanding at end of period	24,053	50,624	81,053	85,957	73,545	69,192	58,376	45,716	42,845	44,645
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$10.66	$12.30	$12.58	$14.41	$13.92	$8.74	$11.10	$12.64	$12.23	$14.35
Value at end of period	$12.30	$12.58	$14.41	$13.92	$8.74	$11.10	$12.64	$12.23	$14.35	$19.15
Number of accumulation units outstanding at end of period	33,720	71,745	75,478	71,171	58,062	40,516	36,607	33,284	31,888	36,451
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period		$9.98	$10.70	$11.91	$12.20	$9.24	$11.20	$12.44	$12.17	$13.56
Value at end of period		$10.70	$11.91	$12.20	$9.24	$11.20	$12.44	$12.17	$13.56	$16.76
Number of accumulation units outstanding at end of period		334,754	476,389	500,010	431,867	467,664	463,140	457,038	520,006	513,935
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$11.79	$14.06	$15.08	$17.37	$17.57	$11.63	$14.45	$17.56	$17.68	$20.98
Value at end of period	$14.06	$15.08	$17.37	$17.57	$11.63	$14.45	$17.56	$17.68	$20.98	$27.28
Number of accumulation units outstanding at end of period	9,838	32,166	34,397	46,166	36,419	39,922	26,798	22,449	24,944	30,889
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period								$10.31	$10.31	$12.03
Value at end of period								$10.31	$12.03	$15.58
Number of accumulation units outstanding at end of period								441,265	404,010	375,459
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period				$9.35	$9.13	$6.31	$7.02	$8.29	$8.48	$9.62
Value at end of period				$9.13	$6.31	$7.02	$8.29	$8.48	$9.62	$12.44
Number of accumulation units outstanding at end of period				152,878	123,193	102,343	102,662	206,781	185,196	275,556

CFI 10

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.84	$9.72	$9.97	$8.40	$6.57	$10.23				
Value at end of period	$14.57	$10.84	$9.72	$9.97	$8.40	$6.57				
Number of accumulation units outstanding at end of period	12,663	7,453	6,121	6,113	7,135	5,821				
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$13.64	$12.41	$12.36	$11.38	$9.76	$12.72	$12.37	$11.18	$10.95	
Value at end of period	$16.00	$13.64	$12.41	$12.36	$11.38	$9.76	$12.72	$12.37	$11.18	
Number of accumulation units outstanding at end of period	17,178	19,962	14,326	22,246	16,748	11,645	18,744	6,005	3,245	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$18.39	$16.29	$16.56	$12.85	$9.19	$14.91	$11.99	$11.26	$10.32	$9.36
Value at end of period	$23.99	$18.39	$16.29	$16.56	$12.85	$9.19	$14.91	$11.99	$11.26	$10.32
Number of accumulation units outstanding at end of period	55,800	18,090	13,419	9,950	6,259	7,609	4,256	11,537	9,883	10,821
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.05	$15.22	$15.39	$15.53	$15.66	$15.43	$14.84	$14.32	$14.06	$14.07
Value at end of period	$14.88	$15.05	$15.22	$15.39	$15.53	$15.66	$15.43	$14.84	$14.32	$14.06
Number of accumulation units outstanding at end of period	201,570	189,288	194,459	227,376	306,696	395,971	355,261	255,511	187,355	122,426
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$10.63	$9.73	$10.28	$8.96	$7.28	$11.25	$10.80	$9.96		
Value at end of period	$13.73	$10.63	$9.73	$10.28	$8.96	$7.28	$11.25	$10.80		
Number of accumulation units outstanding at end of period	34,416	34,910	58,812	60,013	44,407	42,407	48,143	3,209		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.62	$12.16	$13.38	$11.66	$8.45	$14.33	$13.60	$11.66	$10.01	
Value at end of period	$18.38	$14.62	$12.16	$13.38	$11.66	$8.45	$14.33	$13.60	$11.66	
Number of accumulation units outstanding at end of period	802,636	823,853	816,369	858,128	839,689	799,139	763,499	699,965	464,388	
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$16.23	$15.22	$14.91	$14.02	$12.60	$12.77	$11.80	$11.48	$11.38	$11.03
Value at end of period	$15.74	$16.23	$15.22	$14.91	$14.02	$12.60	$12.77	$11.80	$11.48	$11.38
Number of accumulation units outstanding at end of period	94,777	100,132	62,255	93,493	71,650	33,225	39,216	33,118	23,676	1,309
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$16.98	$14.78	$15.06	$12.80	$7.75	$11.10	$10.58	$10.06		
Value at end of period	$18.86	$16.98	$14.78	$15.06	$12.80	$7.75	$11.10	$10.58		
Number of accumulation units outstanding at end of period	9,561	9,112	14,551	13,775	3,846	2,310	1,693	394		

Condensed Financial Information (continued)

ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO

(Funds were first received in this option during July 2009)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$16.31	$14.41	$13.99	$12.54	$10.70					
Value at end of period	$21.28	$16.31	$14.41	$13.99	$12.54					
Number of accumulation units outstanding at end of period	6,222	3,965	3,850	3,309	2,460					

ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO

(Funds were first received in this option during July 2009)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$14.95	$13.01	$13.05	$11.86	$10.07					
Value at end of period	$19.49	$14.95	$13.01	$13.05	$11.86					
Number of accumulation units outstanding at end of period	6,886	7,289	5,091	3,857	1,006					

ING SMALLCAP OPPORTUNITIES PORTFOLIO

(Funds were first received in this option during January 2005)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.12	$10.64	$10.67	$8.16	$6.30	$9.72	$8.94	$8.03	$7.08	
Value at end of period	$16.66	$12.12	$10.64	$10.67	$8.16	$6.30	$9.72	$8.94	$8.03	
Number of accumulation units outstanding at end of period	32,025	22,298	15,611	13,140	18,869	24,725	26,057	13,357	8,853	

ING SMALL COMPANY PORTFOLIO

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$33.96	$30.00	$31.12	$25.31	$20.07	$29.44	$28.13	$24.36	$22.35	$19.76
Value at end of period	$46.25	$33.96	$30.00	$31.12	$25.31	$20.07	$29.44	$28.13	$24.36	$22.35
Number of accumulation units outstanding at end of period	81,516	80,113	75,275	78,420	71,252	61,879	42,763	64,560	48,654	39,059

ING SOLUTION 2015 PORTFOLIO

(Funds were first received in this option during January 2006)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.58	$11.42	$11.64	$10.58	$8.75	$12.10	$11.70	$10.76		
Value at end of period	$13.57	$12.58	$11.42	$11.64	$10.58	$8.75	$12.10	$11.70		
Number of accumulation units outstanding at end of period	43,570	31,508	47,713	51,463	41,356	46,279	68,764	49,511		

ING SOLUTION 2025 PORTFOLIO

(Funds were first received in this option during August 2006)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.34	$11.01	$11.49	$10.22	$8.22	$12.57	$12.15	$11.29		
Value at end of period	$14.20	$12.34	$11.01	$11.49	$10.22	$8.22	$12.57	$12.15		
Number of accumulation units outstanding at end of period	39,724	37,995	66,293	66,959	73,998	38,679	23,038	4,687		

ING SOLUTION 2035 PORTFOLIO

(Funds were first received in this option during November 2005)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.48	$10.97	$11.64	$10.28	$8.10	$13.01	$12.49	$11.07	$11.00	
Value at end of period	$14.85	$12.48	$10.97	$11.64	$10.28	$8.10	$13.01	$12.49	$11.07	
Number of accumulation units outstanding at end of period	24,353	25,595	28,998	21,245	16,123	14,093	9,628	2,767	1,293	

ING SOLUTION 2045 PORTFOLIO

(Funds were first received in this option during July 2006)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Value at beginning of period	$12.48	$10.93	$11.66	$10.24	$7.98	$13.42	$12.83	$11.32		
Value at end of period	$15.23	$12.48	$10.93	$11.66	$10.24	$7.98	$13.42	$12.83		
Number of accumulation units outstanding at end of period	7,045	7,102	5,801	5,937	5,331	5,144	9,264	6,682		

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$12.67	$11.68	$11.77	$10.87	$9.38	$11.38	$10.94	$10.31	$10.18	
Value at end of period	$13.40	$12.67	$11.68	$11.77	$10.87	$9.38	$11.38	$10.94	$10.31	
Number of accumulation units outstanding at end of period	35,964	30,634	36,169	25,075	24,467	16,265	12,055	7,039	19,638	
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$21.42	$19.29	$19.17	$17.46	$14.98	$19.83	$18.96	$17.70	$17.24	$16.15
Value at end of period	$23.73	$21.42	$19.29	$19.17	$17.46	$14.98	$19.83	$18.96	$17.70	$17.24
Number of accumulation units outstanding at end of period	30,234	40,068	43,123	42,457	45,771	65,112	74,172	52,255	35,156	25,650
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.50	$18.91	$19.70	$17.63	$14.24	$22.53	$21.70	$19.39	$18.47	$16.68
Value at end of period	$26.01	$21.50	$18.91	$19.70	$17.63	$14.24	$22.53	$21.70	$19.39	$18.47
Number of accumulation units outstanding at end of period	83,283	87,138	91,643	92,843	108,072	113,613	108,059	75,153	47,397	19,820
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$21.34	$19.00	$19.33	$17.45	$14.49	$21.09	$20.22	$18.40	$17.78	$16.31
Value at end of period	$24.59	$21.34	$19.00	$19.33	$17.45	$14.49	$21.09	$20.22	$18.40	$17.78
Number of accumulation units outstanding at end of period	40,422	41,689	46,372	50,996	65,329	70,920	61,955	46,989	22,238	10,878
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.16	$13.21	$13.87	$10.92	$7.54	$13.42	$11.98	$11.10	$9.93	
Value at end of period	$20.26	$15.16	$13.21	$13.87	$10.92	$7.54	$13.42	$11.98	$11.10	
Number of accumulation units outstanding at end of period	468,137	488,498	507,768	532,837	493,208	449,142	408,576	393,557	203,778	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.16	$12.22	$12.47	$10.98	$8.88	$13.98	$13.72	$11.65	$11.28	
Value at end of period	$18.16	$14.16	$12.22	$12.47	$10.98	$8.88	$13.98	$13.72	$11.65	
Number of accumulation units outstanding at end of period	62,449	50,067	47,749	51,235	60,676	15,633	21,012	4,982	1,483	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$31.63	$26.91	$27.51	$23.82	$16.85	$29.50	$27.15	$24.24	$23.10	$21.24
Value at end of period	$43.55	$31.63	$26.91	$27.51	$23.82	$16.85	$29.50	$27.15	$24.24	$23.10
Number of accumulation units outstanding at end of period	144,409	136,276	133,587	152,580	156,450	152,373	166,327	174,506	117,847	45,232
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.04	$7.69	$8.84	$8.22	$6.29	$10.20				
Value at end of period	$10.75	$9.04	$7.69	$8.84	$8.22	$6.29				
Number of accumulation units outstanding at end of period	243,606	268,959	261,051	295,861	309,721	309,317				

CFI 13

Condensed Financial Information (continued)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period									$37.16	$35.95
Value at end of period									$35.95	$49.80
Number of accumulation units outstanding at end of period									11,607	11,518
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$7.75	$8.35	$8.70	$10.03	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31
Value at end of period	$8.35	$8.70	$10.03	$10.72	$7.40	$9.39	$10.17	$10.05	$11.31	$14.45
Number of accumulation units outstanding at end of period	1,297	21,654	43,720	26,340	33,779	39,399	46,783	51,361	54,164	60,883
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$10.28	$12.60	$13.49	$14.96	$14.88	$8.92	$11.16	$13.84	$13.13	$14.87
Value at end of period	$12.60	$13.49	$14.96	$14.88	$8.92	$11.16	$13.84	$13.13	$14.87	$19.16
Number of accumulation units outstanding at end of period	68,329	109,823	133,150	84,896	65,316	57,194	56,134	53,997	50,953	58,512
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during January 2005)										
Value at beginning of period		$11.69	$13.37	$15.21	$14.85	$9.13	$12.38	$15.10	$14.60	$17.02
Value at end of period		$13.37	$15.21	$14.85	$9.13	$12.38	$15.10	$14.60	$17.02	$23.73
Number of accumulation units outstanding at end of period		592	3,403	2,462	2,431	4,254	8,234	10,557	5,824	5,706
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period		$10.51	$10.53	$10.50	$11.47	$10.54	$12.34	$13.18	$14.55	$15.65
Value at end of period		$10.53	$10.50	$11.47	$10.54	$12.34	$13.18	$14.55	$15.65	$14.04
Number of accumulation units outstanding at end of period		5,572	12,782	17,197	37,301	51,250	50,020	46,047	63,478	50,171
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during February 2005)										
Value at beginning of period		$10.74	$10.79	$11.57	$12.11	$7.73	$12.26	$14.31	$13.91	$15.96
Value at end of period		$10.79	$11.57	$12.11	$7.73	$12.26	$14.31	$13.91	$15.96	$17.68
Number of accumulation units outstanding at end of period		7,733	14,529	20,503	15,535	26,898	27,493	16,366	25,859	21,766
WANGER SELECT										
(Funds were first received in this option during August 2005)										
Value at beginning of period		$12.20	$12.94	$15.32	$16.56	$8.34	$13.70	$17.15	$13.95	$16.34
Value at end of period		$12.94	$15.32	$16.56	$8.34	$13.70	$17.15	$13.95	$16.34	$21.74
Number of accumulation units outstanding at end of period		2,664	6,209	36,670	31,462	37,077	42,185	30,307	27,271	28,632
WANGER USA										
(Funds were first received in this option during July 2005)										
Value at beginning of period		$12.85	$13.34	$14.22	$14.82	$8.83	$12.42	$15.15	$14.45	$17.14
Value at end of period		$13.34	$14.22	$14.82	$8.83	$12.42	$15.15	$14.45	$17.14	$22.67
Number of accumulation units outstanding at end of period		2,189	3,776	3,492	3,092	5,915	6,911	7,488	8,554	8,875

Condensed Financial Information (continued)

TABLE III

FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN VPS GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$15.52									
Value at end of period	$17.76									
Number of accumulation units outstanding at end of period	3,809									
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$13.00	$11.91	$11.53	$10.42	$8.42	$12.41	$12.23	$11.39	$10.91	$10.21
Value at end of period	$15.15	$13.00	$11.91	$11.53	$10.42	$8.42	$12.41	$12.23	$11.39	$10.91
Number of accumulation units outstanding at end of period	0	0	0	0	0	490	490	498	1,374	1,364
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$17.03	$14.81	$15.38	$13.29	$9.92	$17.47	$15.04	$13.63	$11.80	$10.35
Value at end of period	$22.08	$17.03	$14.81	$15.38	$13.29	$9.92	$17.47	$15.04	$13.63	$11.80
Number of accumulation units outstanding at end of period	21,113	19,205	20,731	21,642	25,384	28,662	35,909	43,238	46,284	46,416
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.76	$11.88	$11.91	$10.48	$8.15	$14.39	$14.35	$12.09	$11.56	$10.50
Value at end of period	$17.42	$13.76	$11.88	$11.91	$10.48	$8.15	$14.39	$14.35	$12.09	$11.56
Number of accumulation units outstanding at end of period	16,314	16,552	18,584	20,873	22,817	22,882	26,556	29,566	31,838	37,709
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$13.25	$11.69	$11.82	$9.64	$7.61	$14.58	$11.63	$11.02	$10.55	$10.33
Value at end of period	$17.83	$13.25	$11.69	$11.82	$9.64	$7.61	$14.58	$11.63	$11.02	$10.55
Number of accumulation units outstanding at end of period	17,095	14,417	22,396	25,565	27,198	26,650	26,193	30,332	43,859	53,573
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$14.18	$11.89	$14.54	$13.01	$10.41	$18.76	$16.20	$13.89	$11.81	$10.53
Value at end of period	$18.27	$14.18	$11.89	$14.54	$13.01	$10.41	$18.76	$16.20	$13.89	$11.81
Number of accumulation units outstanding at end of period	1,335	1,335	1,335	1,649	1,750	2,668	3,014	3,478	3,976	2,876
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$17.97	$15.37	$16.17	$12.77	$10.01	$15.14	$15.70	$13.59	$12.65	$10.35
Value at end of period	$24.18	$17.97	$15.37	$16.17	$12.77	$10.01	$15.14	$15.70	$13.59	$12.65
Number of accumulation units outstanding at end of period	204	203	203	203	1,047	1,839	2,685	3,415	4,501	2,782
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.41	$16.03	$16.76	$13.91	$10.38	$14.31	$14.92	$13.09	$12.29	$10.65
Value at end of period	$23.89	$18.41	$16.03	$16.76	$13.91	$10.38	$14.31	$14.92	$13.09	$12.29
Number of accumulation units outstanding at end of period	0	0	125	125	140	222	584	766	766	682

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.27	$11.83	$12.14	$10.77	$9.14	$12.88	$12.35	$11.37	$11.05	$10.22
Value at end of period	$15.30	$13.27	$11.83	$12.14	$10.77	$9.14	$12.88	$12.35	$11.37	$11.05
Number of accumulation units outstanding at end of period	138,491	146,712	170,176	181,648	221,847	217,888	256,682	287,884	397,835	497,215
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.87	$15.97	$15.82	$12.66	$9.48	$16.35	$15.60	$13.71	$12.93	$10.23
Value at end of period	$25.88	$18.87	$15.97	$15.82	$12.66	$9.48	$16.35	$15.60	$13.71	$12.93
Number of accumulation units outstanding at end of period	256	252	252	252	252	416	654	948	742	1,146
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40	$10.67			
Value at end of period	$13.21	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40			
Number of accumulation units outstanding at end of period	10,008	10,682	10,771	12,493	14,043	16,969	19,759			
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$11.87	$9.54	$10.18	$8.86	$6.71	$9.76				
Value at end of period	$12.19	$11.87	$9.54	$10.18	$8.86	$6.71				
Number of accumulation units outstanding at end of period	1,126	1,156	1,183	2,312	2,321	2,320				
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88	
Value at end of period	$13.65	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	
Number of accumulation units outstanding at end of period	3,633	3,090	3,032	3,772	4,195	4,493	4,119	8,771	9,613	
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$14.38	$12.58	$12.77	$11.33	$8.81	$14.30	$13.48	$11.95	$11.19	$10.46
Value at end of period	$18.56	$14.38	$12.58	$12.77	$11.33	$8.81	$14.30	$13.48	$11.95	$11.19
Number of accumulation units outstanding at end of period	285,864	282,201	309,547	345,829	381,830	443,036	526,556	582,195	651,091	768,283
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.12	$11.61	$11.76	$10.45	$8.59	$13.85	$13.36	$11.80	$11.34	$10.38
Value at end of period	$17.22	$13.12	$11.61	$11.76	$10.45	$8.59	$13.85	$13.36	$11.80	$11.34
Number of accumulation units outstanding at end of period	10,901	11,648	14,733	19,641	23,700	27,581	35,459	51,799	62,872	71,567
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$15.87	$13.65	$13.98	$11.61	$8.93	$14.48	$13.90	$12.86	$11.72	$10.18
Value at end of period	$21.09	$15.87	$13.65	$13.98	$11.61	$8.93	$14.48	$13.90	$12.86	$11.72
Number of accumulation units outstanding at end of period	7,927	8,853	9,106	10,496	10,733	11,403	12,482	13,483	15,044	15,227
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$14.52	$13.08	$13.35	$11.00	$8.92	$13.60	$14.69	$13.07	$12.29	$10.20
Value at end of period	$20.46	$14.52	$13.08	$13.35	$11.00	$8.92	$13.60	$14.69	$13.07	$12.29
Number of accumulation units outstanding at end of period	1,695	2,025	2,078	2,509	2,510	3,033	3,811	3,855	4,535	14,045

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.12	$13.07	$12.31	$11.35	$10.30	$11.39	$10.88	$10.59	$10.39	$10.04
Value at end of period	$13.93	$14.12	$13.07	$12.31	$11.35	$10.30	$11.39	$10.88	$10.59	$10.39
Number of accumulation units outstanding at end of period	56,530	77,155	77,896	86,785	93,826	94,934	110,152	110,379	122,768	135,976
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.82	$11.79	$13.59	$12.76	$11.75					
Value at end of period	$16.58	$13.82	$11.79	$13.59	$12.76					
Number of accumulation units outstanding at end of period	198	668	713	713	714					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$13.38	$11.36	$13.53	$13.37	$10.64	$18.83	$16.81	$13.15	$12.17	$10.49
Value at end of period	$16.02	$13.38	$11.36	$13.53	$13.37	$10.64	$18.83	$16.81	$13.15	$12.17
Number of accumulation units outstanding at end of period	551	933	826	1,598	1,597	2,033	4,473	3,439	987	972
ING INVESCO COMSTOCK PORTFOLIO										
Value at beginning of period	$13.96	$11.92	$12.32	$10.84	$8.54	$13.61	$14.10	$12.33	$12.06	$10.46
Value at end of period	$18.61	$13.96	$11.92	$12.32	$10.84	$8.54	$13.61	$14.10	$12.33	$12.06
Number of accumulation units outstanding at end of period	916	1,777	2,823	3,895	3,665	3,977	4,392	5,025	4,055	3,401
ING INVESCO EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98	
Value at end of period	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	
Number of accumulation units outstanding at end of period	27,556	25,236	26,022	13,887	15,282	18,209	23,379	35,175	33,215	
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.05	$15.23	$15.15	$12.47	$10.05	$15.20	$15.04	$13.07	$12.20	$10.24
Value at end of period	$23.45	$18.05	$15.23	$15.15	$12.47	$10.05	$15.20	$15.04	$13.07	$12.20
Number of accumulation units outstanding at end of period	1,176	1,795	619	1,191	1,192	1,691	1,803	1,574	1,670	2,098
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.01	$10.30	$10.31							
Value at end of period	$15.53	$12.01	$10.30							
Number of accumulation units outstanding at end of period	6,282	7,379	9,571							
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34			
Value at end of period	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11			
Number of accumulation units outstanding at end of period	7,430	7,819	6,242	6,417	6,873	7,277	7,157			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.79	$9.68	$9.94	$8.38	$6.56	$10.23				
Value at end of period	$14.48	$10.79	$9.68	$9.94	$8.38	$6.56				
Number of accumulation units outstanding at end of period	341	333	333	333	333	334				
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$13.52	$12.32	$12.28	$11.32	$9.72	$12.68	$12.34	$11.16	$11.14	
Value at end of period	$15.85	$13.52	$12.32	$12.28	$11.32	$9.72	$12.68	$12.34	$11.16	
Number of accumulation units outstanding at end of period	619	635	654	674	596	1,165	1,789	2,235	2,595	
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$19.95	$17.69	$18.01	$15.37	$10.01	$15.46				
Value at end of period	$26.00	$19.95	$17.69	$18.01	$13.99	$10.01				
Number of accumulation units outstanding at end of period	1,204	850	536	1,629	0	128				
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$10.60	$10.73	$10.86	$10.97	$11.07	$10.92	$10.51	$10.15	$9.98	$10.00
Value at end of period	$10.47	$10.60	$10.73	$10.86	$10.97	$11.07	$10.92	$10.51	$10.15	$9.98
Number of accumulation units outstanding at end of period	8,459	12,733	12,760	16,143	43,015	42,731	39,600	29,918	34,681	43,672
ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$10.49		
Value at end of period	$13.62	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79		
Number of accumulation units outstanding at end of period	793	886	986	1,337	1,925	1,337	954	954		
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01	
Value at end of period	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	
Number of accumulation units outstanding at end of period	18,052	21,550	26,172	30,879	36,078	37,415	64,751	72,127	76,110	
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.61	$13.72	$13.45	$12.66	$11.38	$11.55	$10.69	$10.41	$10.32	$10.02
Value at end of period	$14.16	$14.61	$13.72	$13.45	$12.66	$11.38	$11.55	$10.69	$10.41	$10.32
Number of accumulation units outstanding at end of period	1,005	1,075	2,469	2,448	1,201	1,765	1,801	1,088	1,307	2,093
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$16.87	$14.70	$14.99	$12.75	$12.31					
Value at end of period	$18.71	$16.87	$14.70	$14.99	$12.75					
Number of accumulation units outstanding at end of period	0	0	0	37	834					

CFI 18

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$16.25	$14.37	$13.96	$12.54	$10.70					
Value at end of period	$21.19	$16.25	$14.37	$13.96	$12.54					
Number of accumulation units outstanding at end of period	533	533	533	533	533					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$17.77	$15.62	$15.68	$14.09						
Value at end of period	$24.40	$17.77	$15.62	$15.68						
Number of accumulation units outstanding at end of period	0	0	0	476						
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$17.38	$15.36	$15.95	$12.99	$10.31	$15.14	$14.48	$12.55	$11.53	
Value at end of period	$23.64	$17.38	$15.36	$15.95	$12.99	$10.31	$15.14	$14.48	$12.55	$11.53
Number of accumulation units outstanding at end of period	2,745	3,430	3,876	4,142	3,863	4,001	6,156	6,172	9,695	15,289
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	$10.42	
Value at end of period	$13.45	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	
Number of accumulation units outstanding at end of period	2,875	2,873	3,050	2,669	5,760	5,338	3,673	3,092	3,090	
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	$10.70	
Value at end of period	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	
Number of accumulation units outstanding at end of period	1,069	1,069	1,126	2,055	2,055	2,054	990	989	989	
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.66			
Value at end of period	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97			
Number of accumulation units outstanding at end of period	1,557	1,338	959	606	2,485	2,324	2,200			
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.38	$10.86	$11.59	$10.19	$9.94					
Value at end of period	$15.10	$12.38	$10.86	$11.59	$10.19					
Number of accumulation units outstanding at end of period	0	0	0	0	516					
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$11.23			
Value at end of period	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35			
Number of accumulation units outstanding at end of period	0	0	0	0	1,178	1,178	1,178			

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$13.37	$12.06	$11.99	$10.93	$9.39	$12.44	$11.91	$11.13	$10.85	$10.18
Value at end of period	$14.80	$13.37	$12.06	$11.99	$10.93	$9.39	$12.44	$11.91	$11.13	$10.85
Number of accumulation units outstanding at end of period	1,493	1,564	1,639	1,717	1,981	2,031	4,636	6,497	3,695	5,609
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$13.17	$11.60	$12.10	$10.83	$8.76	$13.87	$13.37	$11.96	$11.41	$10.31
Value at end of period	$15.92	$13.17	$11.60	$12.10	$10.83	$8.76	$13.87	$13.37	$11.96	$11.41
Number of accumulation units outstanding at end of period	4,224	4,224	4,227	5,809	6,827	6,825	6,873	6,724	7,483	6,059
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$13.27	$11.83	$12.05	$10.89	$9.05	$13.19	$12.66	$11.53	$11.15	$10.24
Value at end of period	$15.29	$13.27	$11.83	$12.05	$10.89	$9.05	$13.19	$12.66	$11.53	$11.15
Number of accumulation units outstanding at end of period	1,107	1,624	1,784	1,784	3,125	3,127	3,126	3,128	3,746	4,381
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93	
Value at end of period	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	
Number of accumulation units outstanding at end of period	10,067	10,521	11,092	13,349	15,255	17,666	18,121	23,875	27,484	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.04	$12.13	$12.53	$10.92	$8.85	$13.93	$13.69	$11.64	$11.37	
Value at end of period	$17.99	$14.04	$12.13	$12.53	$10.92	$8.85	$13.93	$13.69	$11.64	
Number of accumulation units outstanding at end of period	1,165	1,165	1,165	0	0	0	2,912	2,912	2,912	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$15.32	$13.05	$13.35	$11.57	$8.20	$14.36	$13.23	$11.83	$11.28	$10.38
Value at end of period	$21.07	$15.32	$13.05	$13.35	$11.57	$8.20	$14.36	$13.23	$11.83	$11.28
Number of accumulation units outstanding at end of period	5,508	5,753	5,202	6,388	7,774	7,794	10,691	14,061	16,798	22,446
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.00	$7.66	$8.82	$8.20	$6.28	$10.20				
Value at end of period	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28				
Number of accumulation units outstanding at end of period	40,433	41,167	41,332	44,096	45,068	47,388				
INVESCO V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$35.92	$37.16								
Value at end of period	$49.71	$35.92								
Number of accumulation units outstanding at end of period	63	83								
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$14.99	$13.33	$13.51	$12.48	$9.85	$14.28	$13.38	$11.61	$11.16	$10.37
Value at end of period	$19.14	$14.99	$13.33	$13.51	$12.48	$9.85	$14.28	$13.38	$11.61	$11.16
Number of accumulation units outstanding at end of period	357	391	430	471	518	856	921	1,737	835	3,019

Condensed Financial Information (continued)

	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$14.81	$13.09	$13.81	$11.15	$8.92	$14.89	$14.99	$13.52	$12.65	$10.33
Value at end of period	$19.06	$14.81	$13.09	$13.81	$11.15	$8.92	$14.89	$14.99	$13.52	$12.65
Number of accumulation units outstanding at end of period	1,388	1,548	3,005	3,001	7,775	7,744	9,637	10,678	11,060	8,519
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.88	$14.49	$15.00	$12.31	$9.09	$14.80	$15.36			
Value at end of period	$23.51	$16.88	$14.49	$15.00	$12.31	$9.09	$14.80			
Number of accumulation units outstanding at end of period	1,396	1,472	878	915	949	949	651			
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$15.51	$14.45	$13.10	$12.27	$10.69	$11.43	$10.48	$10.52	$10.41	
Value at end of period	$13.91	$15.51	$14.45	$13.10	$12.27	$10.50	$11.43	$10.48	$10.52	
Number of accumulation units outstanding at end of period	0	0	403	404	404	0	0	8	8	
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.83	$13.81	$14.22	$12.20	$7.70	$12.07	$11.54	$10.77	$10.59	
Value at end of period	$17.51	$15.83	$13.81	$14.22	$12.20	$7.70	$12.07	$11.54	$10.77	
Number of accumulation units outstanding at end of period	145	142	142	142	209	209	209	210	68	
WANGER SELECT										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.20	$13.85	$17.04	$13.63	$8.30	$16.51	$15.28	$12.93	$11.75	
Value at end of period	$21.53	$16.20	$13.85	$17.04	$13.63	$8.30	$16.51	$15.28	$12.93	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,934	2,123	2,097	
WANGER USA										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$17.00	$14.34	$15.05	$12.35	$8.80	$14.77	$14.19	$13.81		
Value at end of period	$22.46	$17.00	$14.34	$15.05	$12.35	$8.80	$14.77	$14.19		
Number of accumulation units outstanding at end of period	549	0	0	0	0	0	0	1,397		

Please attach to your application

I hereby acknowledge receipt of a Variable Annuity Account C Individual Variable Annuity Contract Prospectus dated May 1, 2014 for Individual Retirement Annuities and Simplified Employee Pension Plans.

___ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75988-14) dated May 1, 2014.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75988-14


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2014

ING PENSION IRA
Individual Deferred Fixed or Variable Annuity Contracts for Individual
Retirement Annuities under Section 408(b), Roth Individual
Retirement Annuities under Section 408A and Simplified
Employee Pension Plans under Section 408(k)

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "separate account") dated May 1, 2014.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE" and "YOUR ACCOUNT VALUE." The contracts are no longer available for new sales. Existing contracts will continue to accept additional purchase payments subject to the terms of the contract.

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2013, 2012 and 2011amounted to $54,391,135.63, $54,904,926.87and $56,593,822.08, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the 10th valuation day before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the 10th valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the 10th valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779*= .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.400000) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968= .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable

investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year Ended December 31, 2013
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2013

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2014

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 4,574	$ 38	$ 217	$ 63	$ 356
Total assets	4,574	38	217	63	356
Net assets	$ 4,574	$ 38	$ 217	$ 63	$ 356
Net assets					
Accumulation units	$ 4,574	$ 38	$ 217	$ 63	$ 356
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,574	$ 38	$ 217	$ 63	$ 356
Total number of mutual fund shares	181,490	968	6,313	2,981	8,945
Cost of mutual fund shares	$ 4,155	$ 31	$ 199	$ 58	$ 294

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 318	$ 26,065	$ 40,151	$ 723	$ 4,212
Total assets	318	26,065	40,151	723	4,212
Net assets	$ 318	$ 26,065	$ 40,151	$ 723	$ 4,212
Net assets					
Accumulation units	$ 318	$ 25,802	$ 39,648	$ 723	$ 4,212
Contracts in payout (annuitization)	-	263	503	-	-
Total net assets	$ 318	$ 26,065	$ 40,151	$ 723	$ 4,212
Total number of mutual fund shares	14,699	514,822	1,044,770	34,466	472,700
Cost of mutual fund shares	$ 268	$ 19,426	$ 26,840	$ 586	$ 3,493

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 183	$ 674	$ 246	$ 25	$ 584
Total assets	183	674	246	25	584
Net assets	$ 183	$ 674	$ 246	$ 25	$ 584
Net assets					
Accumulation units	$ 183	$ 674	$ 246	$ 25	$ 584
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 183	$ 674	$ 246	$ 25	$ 584
Total number of mutual fund shares	34,231	24,245	15,501	1,239	17,621
Cost of mutual fund shares	$ 122	$ 466	$ 171	$ 19	$ 509

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Assets					
Investments in mutual funds					
at fair value	$ 39,761	$ 72,426	$ 7,353	$ 32,860	$ 9,649
Total assets	39,761	72,426	7,353	32,860	9,649
Net assets	$ 39,761	$ 72,426	$ 7,353	$ 32,860	$ 9,649
Net assets					
Accumulation units	$ 39,761	$ 72,426	$ 7,353	$ 32,860	$ 9,649
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 39,761	$ 72,426	$ 7,353	$ 32,860	$ 9,649
Total number of mutual fund shares	1,242,546	1,654,698	302,332	2,849,963	266,474
Cost of mutual fund shares	$ 31,624	$ 53,930	$ 5,139	$ 37,120	$ 6,957

The accompanying notes are an integral part of these financial statements.

5

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Fundamental Investors - Class R-3		Fundamental Investors - Class R-4		American Funds American Mutual Fund® - Class R-4		Ariel Appreciation Fund - Investor Class		Ariel Fund - Investor Class	
Assets										
Investments in mutual funds										
at fair value	$	1,936	$	51,196	$	888	$	740	$	10,567
Total assets		1,936		51,196		888		740		10,567
Net assets	$	1,936	$	51,196	$	888	$	740	$	10,567
Net assets										
Accumulation units	$	1,936	$	51,196	$	888	$	740	$	10,567
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	1,936	$	51,196	$	888	$	740	$	10,567
Total number of mutual fund shares		37,327		986,816		25,581		13,283		143,422
Cost of mutual fund shares	$	1,465	$	35,003	$	836	$	569	$	8,629

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 10,284	$ 33,435	$ 1,434	$ 16,116	$ 9,244
Total assets	10,284	33,435	1,434	16,116	9,244
Net assets	$ 10,284	$ 33,435	$ 1,434	$ 16,116	$ 9,244
Net assets					
Accumulation units	$ 10,284	$ 33,435	$ 1,434	$ 16,116	$ 9,244
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 10,284	$ 33,435	$ 1,434	$ 16,116	$ 9,244
Total number of mutual fund shares	337,390	760,399	59,064	693,154	745,522
Cost of mutual fund shares	$ 8,543	$ 30,042	$ 1,147	$ 13,499	$ 9,350

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio		Capital World Growth & Income Fund[SM], Inc. - Class R-3		Cohen & Steers Realty Shares		Columbia[SM] Acorn Fund® - Class A		Columbia[SM] Acorn Fund® - Class Z	
Assets										
Investments in mutual funds										
at fair value	$	52,700	$	685	$	2,434	$	103	$	54
Total assets		52,700		685		2,434		103		54
Net assets	$	52,700	$	685	$	2,434	$	103	$	54
Net assets										
Accumulation units	$	52,468	$	685	$	2,434	$	103	$	54
Contracts in payout (annuitization)		232		-		-		-		-
Total net assets	$	52,700	$	685	$	2,434	$	103	$	54
Total number of mutual fund shares		25,858,470		15,191		38,746		2,876		1,449
Cost of mutual fund shares	$	47,580	$	537	$	2,629	$	85	$	45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A		Columbia Mid Cap Value Fund - Class Z		CRM Mid Cap Value Fund - Investor Shares		Delaware Diversified Income Fund - Class A		Delaware Small Cap Value Fund - Class A	
Assets										
Investments in mutual funds										
at fair value	$	5,980	$	2	$	313	$	1,887	$	109
Total assets		5,980		2		313		1,887		109
Net assets	$	5,980	$	2	$	313	$	1,887	$	109
Net assets										
Accumulation units	$	5,980	$	2	$	313	$	1,887	$	109
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	5,980	$	2	$	313	$	1,887	$	109
Total number of mutual fund shares		334,253		92		9,189		211,997		2,080
Cost of mutual fund shares	$	4,904	$	1	$	252	$	1,929	$	103

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Assets					
Investments in mutual funds at fair value	$ 380	$ 128	$ 676	$ 131	$ 8,662
Total assets	380	128	676	131	8,662
Net assets	$ 380	$ 128	$ 676	$ 131	$ 8,662
Net assets					
Accumulation units	$ 380	$ 128	$ 676	$ 131	$ 8,662
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 380	$ 128	$ 676	$ 131	$ 8,662
Total number of mutual fund shares	8,838	756	3,266	5,485	179,972
Cost of mutual fund shares	$ 298	$ 112	$ 462	$ 109	$ 6,712

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 314,660	$ 729	$ 306,607	$ 275,001	$ 11,354
Total assets	314,660	729	306,607	275,001	11,354
Net assets	$ 314,660	$ 729	$ 306,607	$ 275,001	$ 11,354
Net assets					
Accumulation units	$ 314,660	$ 729	$ 302,491	$ 274,149	$ 11,299
Contracts in payout (annuitization)	-	-	4,116	852	55
Total net assets	$ 314,660	$ 729	$ 306,607	$ 275,001	$ 11,354
Total number of mutual fund shares	6,530,923	27,240	13,164,769	4,812,764	1,957,590
Cost of mutual fund shares	$ 265,728	$ 639	$ 289,123	$ 150,039	$ 11,330

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 36,312	$ 1,320,713	$ 153,676	$ 27,855	$ 23,250
Total assets	36,312	1,320,713	153,676	27,855	23,250
Net assets	$ 36,312	$ 1,320,713	$ 153,676	$ 27,855	$ 23,250
Net assets					
Accumulation units	$ 36,312	$ 1,311,326	$ 153,676	$ 27,855	$ 23,250
Contracts in payout (annuitization)	-	9,387	-	-	-
Total net assets	$ 36,312	$ 1,320,713	$ 153,676	$ 27,855	$ 23,250
Total number of mutual fund shares	1,759,321	38,448,716	824,928	765,451	1,348,620
Cost of mutual fund shares	$ 30,196	$ 1,033,516	$ 107,864	$ 22,176	$ 19,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Growth Fund of America - Class R-3	Growth Fund of America - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 2,610	$ 759	$ 144,001	$ 15,914	$ 363,914
Total assets	2,610	759	144,001	15,914	363,914
Net assets	$ 2,610	$ 759	$ 144,001	$ 15,914	$ 363,914
Net assets					
Accumulation units	$ 2,610	$ 759	$ 142,337	$ 15,914	$ 363,914
Contracts in payout (annuitization)	-	-	1,664	-	-
Total net assets	$ 2,610	$ 759	$ 144,001	$ 15,914	$ 363,914
Total number of mutual fund shares	79,371	18,501	5,982,577	375,429	8,518,594
Cost of mutual fund shares	$ 2,267	$ 644	$ 87,631	$ 10,635	$ 256,066

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America - Class R-3	ING Balanced Portfolio - Class I	ING Growth Opportunities Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ -	$ 4	$ 2,392	$ 317,105	$ 107
Total assets	-	4	2,392	317,105	107
Net assets	$ -	$ 4	$ 2,392	$ 317,105	$ 107
Net assets					
Accumulation units	$ -	$ 4	$ 2,392	$ 298,596	$ 107
Contracts in payout (annuitization)	-	-	-	18,509	-
Total net assets	$ -	$ 4	$ 2,392	$ 317,105	$ 107
Total number of mutual fund shares	1	147	116,219	22,634,200	3,394
Cost of mutual fund shares	$ -	$ 4	$ 1,958	$ 272,334	$ 91

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Large Cap Value Fund - Class A	ING MidCap Opportunities Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 6	$ 1	$ 1,908	$ 3,821	$ 2,006
Total assets	6	1	1,908	3,821	2,006
Net assets	$ 6	$ 1	$ 1,908	$ 3,821	$ 2,006
Net assets					
Accumulation units	$ 6	$ 1	$ 1,908	$ 3,821	$ 2,006
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6	$ 1	$ 1,908	$ 3,821	$ 2,006
Total number of mutual fund shares	481	52	118,228	446,407	205,539
Cost of mutual fund shares	$ 6	$ 1	$ 1,629	$ 4,011	$ 2,040

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 348,194	$ 993	$ 33,208	$ 65	$ 101,984
Total assets	348,194	993	33,208	65	101,984
Net assets	$ 348,194	$ 993	$ 33,208	$ 65	$ 101,984
Net assets					
Accumulation units	$ 334,980	$ 993	$ 33,208	$ 65	$ 101,461
Contracts in payout (annuitization)	13,214	-	-	-	523
Total net assets	$ 348,194	$ 993	$ 33,208	$ 65	$ 101,984
Total number of mutual fund shares	27,855,544	79,865	1,861,429	7,133	7,072,381
Cost of mutual fund shares	$ 348,475	$ 1,015	$ 25,472	$ 76	$ 77,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 288	$ 329	$ 6	$ 82,599	$ 38
Total assets	288	329	6	82,599	38
Net assets	$ 288	$ 329	$ 6	$ 82,599	$ 38
Net assets					
Accumulation units	$ 288	$ 329	$ 6	$ 82,599	$ 38
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 288	$ 329	$ 6	$ 82,599	$ 38
Total number of mutual fund shares	20,079	23,253	574	7,536,385	1,442
Cost of mutual fund shares	$ 210	$ 215	$ 6	$ 73,113	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 1,928	$ 50,213	$ 36,469	$ 59,652	$ 38
Total assets	1,928	50,213	36,469	59,652	38
Net assets	$ 1,928	$ 50,213	$ 36,469	$ 59,652	$ 38
Net assets					
Accumulation units	$ -	$ 50,213	$ 36,469	$ 59,652	$ 38
Contracts in payout (annuitization)	1,928	-	-	-	-
Total net assets	$ 1,928	$ 50,213	$ 36,469	$ 59,652	$ 38
Total number of mutual fund shares	70,300	1,835,930	1,746,623	2,874,780	1,858
Cost of mutual fund shares	$ 1,696	$ 39,364	$ 26,981	$ 39,650	$ 30

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Institutional Class	ING Invesco Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1	$ 28	$ 97,667	$ 12,257	$ 25,945
Total assets	1	28	97,667	12,257	25,945
Net assets	$ 1	$ 28	$ 97,667	$ 12,257	$ 25,945
Net assets					
Accumulation units	$ 1	$ 28	$ 97,667	$ 12,257	$ 25,945
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1	$ 28	$ 97,667	$ 12,257	$ 25,945
Total number of mutual fund shares	32	1,327	4,637,536	394,380	831,847
Cost of mutual fund shares	$ 1	$ 31	$ 86,923	$ 9,727	$ 18,845

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 265	$ 24,242	$ 20,444	$ 22	$ 19,469
Total assets	265	24,242	20,444	22	19,469
Net assets	$ 265	$ 24,242	$ 20,444	$ 22	$ 19,469
Net assets					
Accumulation units	$ 265	$ 24,242	$ 20,444	$ 22	$ 19,469
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 265	$ 24,242	$ 20,444	$ 22	$ 19,469
Total number of mutual fund shares	14,395	1,269,227	1,075,983	1,080	935,554
Cost of mutual fund shares	$ 280	$ 25,005	$ 21,134	$ 13	$ 15,373

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class	ING Large Cap Value Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 17,992	$ 187	$ 254,592	$ 1,972	$ 29
Total assets	17,992	187	254,592	1,972	29
Net assets	$ 17,992	$ 187	$ 254,592	$ 1,972	$ 29
Net assets					
Accumulation units	$ 17,992	$ 187	$ 254,303	$ 1,972	$ 29
Contracts in payout (annuitization)	-	-	289	-	-
Total net assets	$ 17,992	$ 187	$ 254,592	$ 1,972	$ 29
Total number of mutual fund shares	872,530	10,282	13,329,428	104,760	2,497
Cost of mutual fund shares	$ 13,970	$ 136	$ 185,287	$ 1,757	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 342,341	$ 1,259	$ 18	$ 13,006	$ 99
Total assets	342,341	1,259	18	13,006	99
Net assets	$ 342,341	$ 1,259	$ 18	$ 13,006	$ 99
Net assets					
Accumulation units	$ 338,035	$ 1,259	$ 18	$ 13,006	$ 99
Contracts in payout (annuitization)	4,306	-	-	-	-
Total net assets	$ 342,341	$ 1,259	$ 18	$ 13,006	$ 99
Total number of mutual fund shares	29,011,955	107,636	1,818	508,044	3,903
Cost of mutual fund shares	$ 253,380	$ 1,022	$ 18	$ 9,146	$ 69

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,034	$ 63,035	$ 28,789	$ 52,403	$ 37
Total assets	1,034	63,035	28,789	52,403	37
Net assets	$ 1,034	$ 63,035	$ 28,789	$ 52,403	$ 37
Net assets					
Accumulation units	$ 1,034	$ 63,035	$ 28,789	$ 52,403	$ 37
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,034	$ 63,035	$ 28,789	$ 52,403	$ 37
Total number of mutual fund shares	55,812	3,365,450	1,537,047	2,965,624	2,131
Cost of mutual fund shares	$ 754	$ 53,379	$ 23,176	$ 40,139	$ 33

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING Multi-Manager Large Cap Core Portfolio - Service Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 24,438	$ 338	$ 46	$ 31,115	$ 27,339
Total assets	24,438	338	46	31,115	27,339
Net assets	$ 24,438	$ 338	$ 46	$ 31,115	$ 27,339
Net assets					
Accumulation units	$ 24,176	$ 338	$ 46	$ 31,115	$ 27,339
Contracts in payout (annuitization)	262	-	-	-	-
Total net assets	$ 24,438	$ 338	$ 46	$ 31,115	$ 27,339
Total number of mutual fund shares	1,652,354	22,837	4,340	2,932,588	2,579,151
Cost of mutual fund shares	$ 17,148	$ 256	$ 45	$ 30,779	$ 26,758

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 346	$ 159,719	$ 489,494	$ 1,793	$ 122,461
Total assets	346	159,719	489,494	1,793	122,461
Net assets	$ 346	$ 159,719	$ 489,494	$ 1,793	$ 122,461
Net assets					
Accumulation units	$ 346	$ 159,719	$ 489,494	$ 1,793	$ 122,050
Contracts in payout (annuitization)	-	-	-	-	411
Total net assets	$ 346	$ 159,719	$ 489,494	$ 1,793	$ 122,461
Total number of mutual fund shares	12,496	5,635,812	17,260,004	108,035	7,293,668
Cost of mutual fund shares	$ 308	$ 142,147	$ 380,438	$ 1,161	$ 77,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 120	$ 7,898	$ 813	$ 6,959	$ 14,396
Total assets	120	7,898	813	6,959	14,396
Net assets	$ 120	$ 7,898	$ 813	$ 6,959	$ 14,396
Net assets					
Accumulation units	$ 120	$ 7,898	$ 813	$ 6,959	$ 14,396
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 120	$ 7,898	$ 813	$ 6,959	$ 14,396
Total number of mutual fund shares	9,023	596,997	50,742	432,777	988,065
Cost of mutual fund shares	$ 99	$ 6,064	$ 584	$ 5,344	$ 11,069

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Small Cap Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 281,491	$ 135	$ 500	$ 140	$ 19,547
Total assets	281,491	135	500	140	19,547
Net assets	$ 281,491	$ 135	$ 500	$ 140	$ 19,547
Net assets					
Accumulation units	$ 279,277	$ 135	$ 500	$ 140	$ 19,547
Contracts in payout (annuitization)	2,214	-	-	-	-
Total net assets	$ 281,491	$ 135	$ 500	$ 140	$ 19,547
Total number of mutual fund shares	281,491,335	7,365	10,266	9,483	1,277,584
Cost of mutual fund shares	$ 281,491	$ 124	$ 394	$ 107	$ 15,997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Adviser Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 57,450	$ 571	$ 186,035	$ 14,676	$ 270
Total assets	57,450	571	186,035	14,676	270
Net assets	$ 57,450	$ 571	$ 186,035	$ 14,676	$ 270
Net assets					
Accumulation units	$ 56,598	$ 571	$ 184,151	$ 14,571	$ 270
Contracts in payout (annuitization)	852	-	1,884	105	-
Total net assets	$ 57,450	$ 571	$ 186,035	$ 14,676	$ 270
Total number of mutual fund shares	3,789,606	19,254	6,079,572	588,694	17,278
Cost of mutual fund shares	$ 41,454	$ 372	$ 112,823	$ 9,516	$ 194

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,258	$ 4,661	$ 323	$ 113,498	$ 955
Total assets	5,258	4,661	323	113,498	955
Net assets	$ 5,258	$ 4,661	$ 323	$ 113,498	$ 955
Net assets					
Accumulation units	$ 5,258	$ 4,661	$ 323	$ 111,042	$ 944
Contracts in payout (annuitization)	-	-	-	2,456	11
Total net assets	$ 5,258	$ 4,661	$ 323	$ 113,498	$ 955
Total number of mutual fund shares	330,302	256,802	31,189	10,850,625	91,150
Cost of mutual fund shares	$ 3,874	$ 3,235	$ 355	$ 119,788	$ 1,030

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 631	$ 586	$ 1,185	$ 1,238	$ 1,101
Total assets	631	586	1,185	1,238	1,101
Net assets	$ 631	$ 586	$ 1,185	$ 1,238	$ 1,101
Net assets					
Accumulation units	$ 631	$ 586	$ 1,185	$ 1,238	$ 1,101
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 631	$ 586	$ 1,185	$ 1,238	$ 1,101
Total number of mutual fund shares	57,177	53,514	109,917	104,546	93,763
Cost of mutual fund shares	$ 610	$ 551	$ 1,119	$ 1,131	$ 1,046

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 3,767	$ 1,305	$ 504	$ 2,576	$ 380
Total assets	3,767	1,305	504	2,576	380
Net assets	$ 3,767	$ 1,305	$ 504	$ 2,576	$ 380
Net assets					
Accumulation units	$ 3,767	$ 1,305	$ 504	$ 2,576	$ 380
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 3,767	$ 1,305	$ 504	$ 2,576	$ 380
Total number of mutual fund shares	325,325	106,641	41,527	215,026	30,361
Cost of mutual fund shares	$ 3,305	$ 1,176	$ 455	$ 2,157	$ 345

The accompanying notes are an integral part of these financial statements.

31

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 365	$ 1,821	$ 153	$ 246	$ 217
Total assets	365	1,821	153	246	217
Net assets	$ 365	$ 1,821	$ 153	$ 246	$ 217
Net assets					
Accumulation units	$ 365	$ 1,821	$ 153	$ 246	$ 217
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 365	$ 1,821	$ 153	$ 246	$ 217
Total number of mutual fund shares	29,425	148,807	10,378	16,787	14,906
Cost of mutual fund shares	$ 337	$ 1,499	$ 138	$ 223	$ 186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Solution Income Portfolio - Initial Class	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Comstock Portfolio - Adviser Class	ING Invesco Comstock Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 10	$ 833	$ 259	$ 444	$ 69,828
Total assets	10	833	259	444	69,828
Net assets	$ 10	$ 833	$ 259	$ 444	$ 69,828
Net assets					
Accumulation units	$ 10	$ 833	$ 259	$ 444	$ 68,427
Contracts in payout (annuitization)	-	-	-	-	1,401
Total net assets	$ 10	$ 833	$ 259	$ 444	$ 69,828
Total number of mutual fund shares	891	76,783	24,271	28,956	4,525,456
Cost of mutual fund shares	$ 10	$ 819	$ 254	$ 282	$ 50,293

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Adviser Class	ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 811	$ 260,310	$ 300	$ 364	$ 4,945
Total assets	811	260,310	300	364	4,945
Net assets	$ 811	$ 260,310	$ 300	$ 364	$ 4,945
Net assets					
Accumulation units	$ 811	$ 256,040	$ 300	$ 364	$ 4,945
Contracts in payout (annuitization)	-	4,270	-	-	-
Total net assets	$ 811	$ 260,310	$ 300	$ 364	$ 4,945
Total number of mutual fund shares	18,292	5,794,977	6,711	17,343	232,471
Cost of mutual fund shares	$ 602	$ 198,218	$ 231	$ 231	$ 4,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 60,174	$ 609	$ 621,059	$ 1,061	$ 1,995
Total assets	60,174	609	621,059	1,061	1,995
Net assets	$ 60,174	$ 609	$ 621,059	$ 1,061	$ 1,995
Net assets					
Accumulation units	$ 58,604	$ 609	$ 616,402	$ 1,061	$ 1,995
Contracts in payout (annuitization)	1,570	-	4,657	-	-
Total net assets	$ 60,174	$ 609	$ 621,059	$ 1,061	$ 1,995
Total number of mutual fund shares	2,846,434	33,311	32,877,656	57,873	176,703
Cost of mutual fund shares	$ 43,004	$ 418	$ 430,561	$ 725	$ 2,082

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 1,138	$ 201,227	$ 35,918	$ 698	$ 919
Total assets	1,138	201,227	35,918	698	919
Net assets	$ 1,138	$ 201,227	$ 35,918	$ 698	$ 919
Net assets					
Accumulation units	$ 1,138	$ 195,845	$ 33,897	$ 698	$ 919
Contracts in payout (annuitization)	-	5,382	2,021	-	-
Total net assets	$ 1,138	$ 201,227	$ 35,918	$ 698	$ 919
Total number of mutual fund shares	98,138	17,528,464	2,894,296	56,322	77,648
Cost of mutual fund shares	$ 1,163	$ 207,588	$ 33,565	$ 633	$ 819

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution 2015 Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,766	$ 67,703	$ 10,144	$ 508	$ 788
Total assets	1,766	67,703	10,144	508	788
Net assets	$ 1,766	$ 67,703	$ 10,144	$ 508	$ 788
Net assets					
Accumulation units	$ 1,766	$ 67,703	$ 10,144	$ 508	$ 788
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,766	$ 67,703	$ 10,144	$ 508	$ 788
Total number of mutual fund shares	146,200	5,651,300	867,727	38,925	59,069
Cost of mutual fund shares	$ 1,668	$ 58,723	$ 9,303	$ 415	$ 691

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 131,426	$ 15,044	$ 215	$ 1,783	$ 123,072
Total assets	131,426	15,044	215	1,783	123,072
Net assets	$ 131,426	$ 15,044	$ 215	$ 1,783	$ 123,072
Net assets					
Accumulation units	$ 131,426	$ 15,044	$ 215	$ 1,783	$ 123,072
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 131,426	$ 15,044	$ 215	$ 1,783	$ 123,072
Total number of mutual fund shares	9,941,423	1,163,481	15,384	125,104	8,709,993
Cost of mutual fund shares	$ 104,452	$ 12,569	$ 166	$ 1,479	$ 92,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 13,788	$ 108	$ 1,313	$ 90,698	$ 8,217
Total assets	13,788	108	1,313	90,698	8,217
Net assets	$ 13,788	$ 108	$ 1,313	$ 90,698	$ 8,217
Net assets					
Accumulation units	$ 13,788	$ 108	$ 1,313	$ 90,698	$ 8,217
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 13,788	$ 108	$ 1,313	$ 90,698	$ 8,217
Total number of mutual fund shares	1,001,343	7,391	88,504	6,169,905	568,666
Cost of mutual fund shares	$ 10,975	$ 85	$ 1,079	$ 65,384	$ 6,533

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution 2055 Portfolio - Initial Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Balanced Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 155	$ 7,472	$ 683	$ 3,502	$ 221
Total assets	155	7,472	683	3,502	221
Net assets	$ 155	$ 7,472	$ 683	$ 3,502	$ 221
Net assets					
Accumulation units	$ 155	$ 7,472	$ 683	$ 3,502	$ 221
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 155	$ 7,472	$ 683	$ 3,502	$ 221
Total number of mutual fund shares	10,556	513,532	47,126	318,111	19,609
Cost of mutual fund shares	$ 129	$ 6,508	$ 614	$ 3,118	$ 215

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Solution Income Portfolio - Initial Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderately Conservative Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 2,555	$ 15,119	$ 1,395	$ 4,900	$ 389
Total assets	2,555	15,119	1,395	4,900	389
Net assets	$ 2,555	$ 15,119	$ 1,395	$ 4,900	$ 389
Net assets					
Accumulation units	$ 2,555	$ 15,119	$ 1,395	$ 4,900	$ 389
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,555	$ 15,119	$ 1,395	$ 4,900	$ 389
Total number of mutual fund shares	222,009	1,325,025	125,096	445,413	35,131
Cost of mutual fund shares	$ 2,455	$ 14,425	$ 1,342	$ 4,572	$ 262

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 393,263	$ 859	$ 1,561	$ 326,039	$ 3,895
Total assets	393,263	859	1,561	326,039	3,895
Net assets	$ 393,263	$ 859	$ 1,561	$ 326,039	$ 3,895
Net assets					
Accumulation units	$ 391,464	$ 859	$ 1,561	$ 323,792	$ 3,895
Contracts in payout (annuitization)	1,799	-	-	2,247	-
Total net assets	$ 393,263	$ 859	$ 1,561	$ 326,039	$ 3,895
Total number of mutual fund shares	33,669,802	75,058	18,107	3,658,840	44,433
Cost of mutual fund shares	$ 267,545	$ 650	$ 825	$ 187,061	$ 2,352

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 539	$ 114,872	$ 362	$ 162	$ 37,570
Total assets	539	114,872	362	162	37,570
Net assets	$ 539	$ 114,872	$ 362	$ 162	$ 37,570
Net assets					
Accumulation units	$ 539	$ 112,474	$ 362	$ 162	$ 36,478
Contracts in payout (annuitization)	-	2,398	-	-	1,092
Total net assets	$ 539	$ 114,872	$ 362	$ 162	$ 37,570
Total number of mutual fund shares	41,275	8,695,855	27,579	9,346	3,087,090
Cost of mutual fund shares	$ 457	$ 97,243	$ 281	$ 116	$ 31,158

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 76,061	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Total assets	76,061	67,281	1,598	1,391,126	212
Net assets	$ 76,061	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Net assets					
Accumulation units	$ 75,330	$ 66,079	$ 1,598	$ 1,301,450	$ 212
Contracts in payout (annuitization)	731	1,202	-	89,676	-
Total net assets	$ 76,061	$ 67,281	$ 1,598	$ 1,391,126	$ 212
Total number of mutual fund shares	5,753,462	5,335,531	50,945	43,925,680	6,746
Cost of mutual fund shares	$ 64,300	$ 56,402	$ 1,221	$ 953,938	$ 176

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 325,012	$ 335	$ 365,883	$ 503	$ 154,881
Total assets	325,012	335	365,883	503	154,881
Net assets	$ 325,012	$ 335	$ 365,883	$ 503	$ 154,881
Net assets					
Accumulation units	$ 320,261	$ 335	$ 363,964	$ 503	$ 153,611
Contracts in payout (annuitization)	4,751	-	1,919	-	1,270
Total net assets	$ 325,012	$ 335	$ 365,883	$ 503	$ 154,881
Total number of mutual fund shares	16,210,088	16,844	15,490,382	21,563	7,085,132
Cost of mutual fund shares	$ 227,648	$ 206	$ 251,350	$ 309	$ 105,380

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 236	$ 26,714	$ 6	$ 12,039	$ 956
Total assets	236	26,714	6	12,039	956
Net assets	$ 236	$ 26,714	$ 6	$ 12,039	$ 956
Net assets					
Accumulation units	$ 236	$ 26,042	$ 6	$ 11,945	$ 956
Contracts in payout (annuitization)	-	672	-	94	-
Total net assets	$ 236	$ 26,714	$ 6	$ 12,039	$ 956
Total number of mutual fund shares	10,918	2,660,737	553	551,763	43,984
Cost of mutual fund shares	$ 139	$ 21,726	$ 5	$ 9,279	$ 693

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 37,350	$ 221	$ 365	$ 6,058	$ 8,513
Total assets	37,350	221	365	6,058	8,513
Net assets	$ 37,350	$ 221	$ 365	$ 6,058	$ 8,513
Net assets					
Accumulation units	$ 37,350	$ -	$ 365	$ 6,058	$ 8,513
Contracts in payout (annuitization)	-	221	-	-	-
Total net assets	$ 37,350	$ 221	$ 365	$ 6,058	$ 8,513
Total number of mutual fund shares	2,604,581	15,513	19,890	331,387	347,042
Cost of mutual fund shares	$ 27,542	$ 183	$ 317	$ 4,748	$ 6,235

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 44,130	$ 23,761	$ 155,627	$ 299	$ 9,263
Total assets	44,130	23,761	155,627	299	9,263
Net assets	$ 44,130	$ 23,761	$ 155,627	$ 299	$ 9,263
Net assets					
Accumulation units	$ 44,130	$ 23,761	$ 153,424	$ 299	$ 9,263
Contracts in payout (annuitization)	-	-	2,203	-	-
Total net assets	$ 44,130	$ 23,761	$ 155,627	$ 299	$ 9,263
Total number of mutual fund shares	2,756,373	1,403,513	6,318,591	12,330	892,374
Cost of mutual fund shares	$ 34,983	$ 18,524	$ 112,143	$ 209	$ 9,774

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 62,868	$ 224	$ 113,492	$ 1,401	$ 41,575
Total assets	62,868	224	113,492	1,401	41,575
Net assets	$ 62,868	$ 224	$ 113,492	$ 1,401	$ 41,575
Net assets					
Accumulation units	$ 60,679	$ 224	$ 113,492	$ 1,401	$ 41,575
Contracts in payout (annuitization)	2,189	-	-	-	-
Total net assets	$ 62,868	$ 224	$ 113,492	$ 1,401	$ 41,575
Total number of mutual fund shares	6,514,857	22,733	6,845,104	86,789	1,426,733
Cost of mutual fund shares	$ 56,499	$ 171	$ 90,322	$ 1,065	$ 31,053

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 108	$ 153	$ 326	$ 38	$ 161
Total assets	108	153	326	38	161
Net assets	$ 108	$ 153	$ 326	$ 38	$ 161
Net assets					
Accumulation units	$ 108	$ 153	$ 326	$ 38	$ 161
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 108	$ 153	$ 326	$ 38	$ 161
Total number of mutual fund shares	3,844	5,052	5,529	3,245	4,128
Cost of mutual fund shares	$ 76	$ 133	$ 197	$ 40	$ 113

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund
Assets					
Investments in mutual funds at fair value	$ 78	$ 242	$ -	$ 3,922	$ 411
Total assets	78	242	-	3,922	411
Net assets	$ 78	$ 242	$ -	$ 3,922	$ 411
Net assets					
Accumulation units	$ 78	$ 242	$ -	$ 3,922	$ 411
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 78	$ 242	$ -	$ 3,922	$ 411
Total number of mutual fund shares	2,268	22,327	-	240,347	19,148
Cost of mutual fund shares	$ 53	$ 257	$ -	$ 3,015	$ 289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett SmallCap Value Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 15,591	$ 259	$ 46	$ 997	$ 1,450
Total assets	15,591	259	46	997	1,450
Net assets	$ 15,591	$ 259	$ 46	$ 997	$ 1,450
Net assets					
Accumulation units	$ 15,591	$ 259	$ 46	$ 997	$ 1,450
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 15,591	$ 259	$ 46	$ 997	$ 1,450
Total number of mutual fund shares	420,462	10,051	4,298	42,828	43,402
Cost of mutual fund shares	$ 11,899	$ 229	$ 47	$ 681	$ 1,230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares
Assets					
Investments in mutual funds at fair value	$ 264	$ 104,684	$ 637	$ 660	$ 3,490
Total assets	264	104,684	637	660	3,490
Net assets	$ 264	$ 104,684	$ 637	$ 660	$ 3,490
Net assets					
Accumulation units	$ 264	$ 103,834	$ 637	$ 660	$ 3,490
Contracts in payout (annuitization)	-	850	-	-	-
Total net assets	$ 264	$ 104,684	$ 637	$ 660	$ 3,490
Total number of mutual fund shares	17,228	4,467,941	64,567	28,909	330,834
Cost of mutual fund shares	$ 243	$ 76,940	$ 503	$ 538	$ 3,508

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class		Neuberger Berman Socially Responsive Fund - Trust Class		New Perspective Fund - Class R-3		New Perspective Fund - Class R-4		Oppenheimer Capital Appreciation Fund - Class A	
Assets										
Investments in mutual funds at fair value	$	198	$	14,445	$	2,417	$	114,954	$	106
Total assets		198		14,445		2,417		114,954		106
Net assets	$	198	$	14,445	$	2,417	$	114,954	$	106
Net assets										
Accumulation units	$	198	$	14,445	$	2,417	$	114,954	$	106
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	198	$	14,445	$	2,417	$	114,954	$	106
Total number of mutual fund shares		3,072		630,248		65,494		3,093,492		1,764
Cost of mutual fund shares	$	164	$	12,293	$	1,863	$	85,208	$	86

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013**
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 280,181	$ 39,124	$ 15	$ 141	$ 46
Total assets	280,181	39,124	15	141	46
Net assets	$ 280,181	$ 39,124	$ 15	$ 141	$ 46
Net assets					
Accumulation units	$ 280,181	$ 39,124	$ 15	$ 141	$ -
Contracts in payout (annuitization)	-	-	-	-	46
Total net assets	$ 280,181	$ 39,124	$ 15	$ 141	$ 46
Total number of mutual fund shares	7,369,310	1,041,631	932	23,169	614
Cost of mutual fund shares	$ 177,799	$ 33,902	$ 22	$ 149	$ 32

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Equity Income Fund - Investor Shares
Assets					
Investments in mutual funds					
at fair value	$ 261	$ 99	$ 77	$ 23,499	$ 7,389
Total assets	261	99	77	23,499	7,389
Net assets	$ 261	$ 99	$ 77	$ 23,499	$ 7,389
Net assets					
Accumulation units	$ 261	$ 99	$ -	$ 23,499	$ 7,389
Contracts in payout (annuitization)	-	-	77	-	-
Total net assets	$ 261	$ 99	$ 77	$ 23,499	$ 7,389
Total number of mutual fund shares	6,390	18,343	2,473	845,300	201,450
Cost of mutual fund shares	$ 170	$ 97	$ 54	$ 16,274	$ 6,975

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 49,414	$ 148,758	$ 4,551	$ 1,966	$ 1,357
Total assets	49,414	148,758	4,551	1,966	1,357
Net assets	$ 49,414	$ 148,758	$ 4,551	$ 1,966	$ 1,357
Net assets					
Accumulation units	$ 49,414	$ 148,758	$ 4,551	$ 1,966	$ 1,357
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 49,414	$ 148,758	$ 4,551	$ 1,966	$ 1,357
Total number of mutual fund shares	2,019,382	11,806,204	132,326	184,238	125,561
Cost of mutual fund shares	$ 45,649	$ 165,547	$ 4,107	$ 1,880	$ 1,407

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class K	Royce Total Return Fund - K Class	SMALLCAP World Fund® - Class R-4
Assets					
Investments in mutual funds at fair value	$ 12,937	$ 30,910	$ 9,646	$ 2	$ 12,144
Total assets	12,937	30,910	9,646	2	12,144
Net assets	$ 12,937	$ 30,910	$ 9,646	$ 2	$ 12,144
Net assets					
Accumulation units	$ 12,937	$ 30,910	$ 9,646	$ 2	$ 12,144
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 12,937	$ 30,910	$ 9,646	$ 2	$ 12,144
Total number of mutual fund shares	515,400	2,946,591	704,610	149	248,798
Cost of mutual fund shares	$ 13,886	$ 28,614	$ 7,343	$ 2	$ 10,162

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 928	$ 285	$ 1,820	$ 39,880	$ 200,725
Total assets	928	285	1,820	39,880	200,725
Net assets	$ 928	$ 285	$ 1,820	$ 39,880	$ 200,725
Net assets					
Accumulation units	$ 928	$ 285	$ 1,820	$ 39,880	$ 200,725
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 928	$ 285	$ 1,820	$ 39,880	$ 200,725
Total number of mutual fund shares	31,327	8,551	219,011	3,046,587	15,275,863
Cost of mutual fund shares	$ 685	$ 218	$ 1,526	$ 40,132	$ 195,879

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 46	$ 6,749	$ 107	$ 245	$ 23
Total assets	46	6,749	107	245	23
Net assets	$ 46	$ 6,749	$ 107	$ 245	$ 23
Net assets					
Accumulation units	$ 46	$ 6,749	$ 107	$ 245	$ 23
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 46	$ 6,749	$ 107	$ 245	$ 23
Total number of mutual fund shares	1,476	521,157	5,904	10,939	868
Cost of mutual fund shares	$ 40	$ 9,833	$ 76	$ 179	$ 17

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Victory Small Company Opportunity Fund - Class R	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund - Class R-3
Assets					
Investments in mutual funds at fair value	$ 20	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Total assets	20	46,354	96,025	73,254	4,722
Net assets	$ 20	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Net assets					
Accumulation units	$ 20	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 20	$ 46,354	$ 96,025	$ 73,254	$ 4,722
Total number of mutual fund shares	518	1,341,643	2,637,319	1,781,045	120,514
Cost of mutual fund shares	$ 17	$ 42,576	$ 62,732	$ 55,339	$ 3,206

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
(Dollars in thousands)

	Washington Mutual Investors Fund - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Assets			
Investments in mutual funds			
at fair value	$ 118,569	$ 115	$ 118,565
Total assets	118,569	115	118,565
Net assets	$ 118,569	$ 115	$ 118,565
Net assets			
Accumulation units	$ 118,569	$ 115	$ 118,565
Contracts in payout (annuitization)	-	-	-
Total net assets	$ 118,569	$ 115	$ 118,565
Total number of mutual fund shares	3,018,565	3,504	3,778,360
Cost of mutual fund shares	$ 89,104	$ 111	$ 82,248

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A	Invesco Global Health Care Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 3	$ -	$ 1
Expenses:					
Mortality expense risk charges	45	-	1	-	2
Total expenses	45	-	1	-	2
Net investment income (loss)	(45)	-	2	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	311	1	1	3	13
Capital gains distributions	387	2	-	3	28
Total realized gain (loss) on investments and capital gains distributions	698	3	1	6	41
Net unrealized appreciation (depreciation) of investments	553	7	18	6	59
Net realized and unrealized gain (loss) on investments	1,251	10	19	12	100
Net increase (decrease) in net assets resulting from operations	$ 1,206	$ 10	$ 21	$ 12	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 97	$ 524	$ -	$ -
Expenses:					
Mortality expense risk charges	2	226	393	2	33
Total expenses	2	226	393	2	33
Net investment income (loss)	(2)	(129)	131	(2)	(33)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	349	1,550	2	266
Capital gains distributions	25	-	-	47	151
Total realized gain (loss) on investments and capital gains distributions	26	349	1,550	49	417
Net unrealized appreciation (depreciation) of investments	56	7,115	7,604	127	492
Net realized and unrealized gain (loss) on investments	82	7,464	9,154	176	909
Net increase (decrease) in net assets resulting from operations	$ 80	$ 7,335	$ 9,285	$ 174	$ 876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 6	$ 5	$ 1	$ 6
Expenses:					
Mortality expense risk charges	2	6	2	-	5
Total expenses	2	6	2	-	5
Net investment income (loss)	(1)	-	3	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	38	66	9	4	8
Capital gains distributions	-	-	-	-	58
Total realized gain (loss) on investments and capital gains distributions	38	66	9	4	66
Net unrealized appreciation (depreciation) of investments	14	87	44	5	63
Net realized and unrealized gain (loss) on investments	52	153	53	9	129
Net increase (decrease) in net assets resulting from operations	$ 51	$ 153	$ 56	$ 10	$ 130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 229	$ 982	$ 91	$ 518	$ 166
Expenses:					
Mortality expense risk charges	364	611	37	456	95
Total expenses	364	611	37	456	95
Net investment income (loss)	(135)	371	54	62	71
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,979	1,879	119	322	(51)
Capital gains distributions	1,009	-	-	775	-
Total realized gain (loss) on investments and capital gains distributions	2,988	1,879	119	1,097	(51)
Net unrealized appreciation (depreciation) of investments	4,468	13,098	1,055	(5,842)	2,269
Net realized and unrealized gain (loss) on investments	7,456	14,977	1,174	(4,745)	2,218
Net increase (decrease) in net assets resulting from operations	$ 7,321	$ 15,348	$ 1,228	$ (4,683)	$ 2,289

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Fundamental Investors - Class R-3	Fundamental Investors - Class R-4	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class	Ariel Fund - Investor Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 18	$ 604	$ 9	$ 6	$ 57
Expenses:					
Mortality expense risk charges	8	386	2	7	83
Total expenses	8	386	2	7	83
Net investment income (loss)	10	218	7	(1)	(26)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	76	2,406	5	160	726
Capital gains distributions	32	881	17	45	-
Total realized gain (loss) on investments and capital gains distributions	108	3,287	22	205	726
Net unrealized appreciation (depreciation) of investments	312	8,071	51	105	1,692
Net realized and unrealized gain (loss) on investments	420	11,358	73	310	2,418
Net increase (decrease) in net assets resulting from operations	$ 430	$ 11,576	$ 80	$ 309	$ 2,392

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ 87	$ -	$ 22	$ 73	$ 237
Expenses:					
Mortality expense risk charges	75	184	9	150	102
Total expenses	75	184	9	150	102
Net investment income (loss)	12	(184)	13	(77)	135
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	439	558	32	1,087	141
Capital gains distributions	-	2,948	1	889	-
Total realized gain (loss) on investments and capital gains distributions	439	3,506	33	1,976	141
Net unrealized appreciation (depreciation) of investments	1,143	3,023	210	1,750	(591)
Net realized and unrealized gain (loss) on investments	1,582	6,529	243	3,726	(450)
Net increase (decrease) in net assets resulting from operations	$ 1,594	$ 6,345	$ 256	$ 3,649	$ (315)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	Cohen & Steers Realty Shares	Columbia^{SM} Acorn Fund® - Class A	Columbia^{SM} Acorn Fund® - Class Z
Net investment income (loss)					
Investment Income:					
Dividends	$ 526	$ 13	$ 63	$ -	$ -
Expenses:					
Mortality expense risk charges	528	3	27	1	1
Total expenses	528	3	27	1	1
Net investment income (loss)	(2)	10	36	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	658	12	38	2	-
Capital gains distributions	4,441	-	80	6	3
Total realized gain (loss) on investments and capital gains distributions	5,099	12	118	8	3
Net unrealized appreciation (depreciation) of investments	2,569	104	(144)	17	9
Net realized and unrealized gain (loss) on investments	7,668	116	(26)	25	12
Net increase (decrease) in net assets resulting from operations	$ 7,666	$ 126	$ 10	$ 24	$ 11

The accompanying notes are an integral part of these financial statements.

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Delaware Diversified Income Fund - Class A	Delaware Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 20	$ -	$ 1	$ 55	$ -
Expenses:					
Mortality expense risk charges	47	-	2	14	-
Total expenses	47	-	2	14	-
Net investment income (loss)	(27)	-	(1)	41	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	678	-	6	(48)	-
Capital gains distributions	587	-	45	-	2
Total realized gain (loss) on investments and capital gains distributions	1,265	-	51	(48)	2
Net unrealized appreciation (depreciation) of investments	222	-	25	(34)	6
Net realized and unrealized gain (loss) on investments	1,487	-	76	(82)	8
Net increase (decrease) in net assets resulting from operations	$ 1,460	$ -	$ 75	$ (41)	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 6	$ 1	$ 11	$ 1	$ 57
Expenses:					
Mortality expense risk charges	3	1	6	1	44
Total expenses	3	1	6	1	44
Net investment income (loss)	3	-	5	-	13
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	6	5	12	892
Capital gains distributions	-	-	-	5	-
Total realized gain (loss) on investments and capital gains distributions	8	6	5	17	892
Net unrealized appreciation (depreciation) of investments	56	15	145	13	555
Net realized and unrealized gain (loss) on investments	64	21	150	30	1,447
Net increase (decrease) in net assets resulting from operations	$ 67	$ 21	$ 155	$ 30	$ 1,460

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,961	$ -	$ 7,181	$ 706	$ 653
Expenses:					
Mortality expense risk charges	2,502	7	2,913	2,396	133
Total expenses	2,502	7	2,913	2,396	133
Net investment income (loss)	459	(7)	4,268	(1,690)	520
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(691)	27	(1,809)	10,605	315
Capital gains distributions	-	86	19,036	168	-
Total realized gain (loss) on investments and capital gains distributions	(691)	113	17,227	10,773	315
Net unrealized appreciation (depreciation) of investments	51,226	55	47,229	65,870	(312)
Net realized and unrealized gain (loss) on investments	50,535	168	64,456	76,643	3
Net increase (decrease) in net assets resulting from operations	$ 50,994	$ 161	$ 68,724	$ 74,953	$ 523

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 447	$ 12,887	$ 2,637	$ 127	$ 351
Expenses:					
Mortality expense risk charges	304	10,923	1,565	-	254
Total expenses	304	10,923	1,565	-	254
Net investment income (loss)	143	1,964	1,072	127	97
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,088)	23,436	3,472	611	374
Capital gains distributions	123	343	1,307	3,182	54
Total realized gain (loss) on investments and capital gains distributions	(1,965)	23,779	4,779	3,793	428
Net unrealized appreciation (depreciation) of investments	10,114	291,519	30,085	3,481	2,542
Net realized and unrealized gain (loss) on investments	8,149	315,298	34,864	7,274	2,970
Net increase (decrease) in net assets resulting from operations	$ 8,292	$ 317,262	$ 35,936	$ 7,401	$ 3,067

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Growth Fund of America - Class R-3	Growth Fund of America - Class R-4
Net investment income (loss)					
Investment Income:					
Dividends	$ 32	$ -	$ 1,651	$ 4	$ 1,063
Expenses:					
Mortality expense risk charges	15	4	1,154	85	3,016
Total expenses	15	4	1,154	85	3,016
Net investment income (loss)	17	(4)	497	(81)	(1,953)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	193	63	2,219	1,000	5,971
Capital gains distributions	126	93	2,131	965	21,897
Total realized gain (loss) on investments and capital gains distributions	319	156	4,350	1,965	27,868
Net unrealized appreciation (depreciation) of investments	210	59	33,299	2,073	65,718
Net realized and unrealized gain (loss) on investments	529	215	37,649	4,038	93,586
Net increase (decrease) in net assets resulting from operations	$ 546	$ 211	$ 38,146	$ 3,957	$ 91,633

The accompanying notes are an integral part of these financial statements.

74

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America - Class R-3	ING Balanced Portfolio - Class I	ING Growth Opportunities Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 4	$ 66	$ 6,771	$ -
Expenses:					
Mortality expense risk charges	1	2	13	3,342	1
Total expenses	1	2	13	3,342	1
Net investment income (loss)	(1)	2	53	3,429	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	72	73	82	3,552	-
Capital gains distributions	-	-	-	-	6
Total realized gain (loss) on investments and capital gains distributions	72	73	82	3,552	6
Net unrealized appreciation (depreciation) of investments	(9)	(2)	207	37,873	16
Net realized and unrealized gain (loss) on investments	63	71	289	41,425	22
Net increase (decrease) in net assets resulting from operations	$ 62	$ 73	$ 342	$ 44,854	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Large Cap Value Fund - Class A	ING MidCap Opportunities Fund - Class A	ING Real Estate Fund - Class A	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 42	$ -	$ 140
Expenses:					
Mortality expense risk charges	-	-	8	-	32
Total expenses	-	-	8	-	32
Net investment income (loss)	-	-	34	-	108
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	164	-	(15)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	164	-	(15)
Net unrealized appreciation (depreciation) of investments	-	-	(180)	1	(202)
Net realized and unrealized gain (loss) on investments	-	-	(16)	1	(217)
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ 18	$ 1	$ (109)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 76	$ 11,972	$ 32	$ 14	$ -
Expenses:					
Mortality expense risk charges	16	3,423	4	222	-
Total expenses	16	3,423	4	222	-
Net investment income (loss)	60	8,549	28	(208)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	83	(1,699)	33	1,213	(1)
Capital gains distributions	-	-	-	1,857	4
Total realized gain (loss) on investments and capital gains distributions	83	(1,699)	33	3,070	3
Net unrealized appreciation (depreciation) of investments	(197)	(11,051)	(69)	5,179	(10)
Net realized and unrealized gain (loss) on investments	(114)	(12,750)	(36)	8,249	(7)
Net increase (decrease) in net assets resulting from operations	$ (54)	$ (4,201)	$ (8)	$ 8,041	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,268	$ 3	$ 3	$ -	$ 4,858
Expenses:					
Mortality expense risk charges	967	1	1	-	736
Total expenses	967	1	1	-	736
Net investment income (loss)	301	2	2	-	4,122
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(184)	26	23	-	877
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(184)	26	23	-	877
Net unrealized appreciation (depreciation) of investments	25,760	62	62	-	(2,778)
Net realized and unrealized gain (loss) on investments	25,576	88	85	-	(1,901)
Net increase (decrease) in net assets resulting from operations	$ 25,877	$ 90	$ 87	$ -	$ 2,221

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 35	$ 749	$ 238	$ 252
Expenses:					
Mortality expense risk charges	-	22	496	146	499
Total expenses	-	22	496	146	499
Net investment income (loss)	-	13	253	92	(247)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	151	4,992	981	3,524
Capital gains distributions	-	-	-	123	205
Total realized gain (loss) on investments and capital gains distributions	1	151	4,992	1,104	3,729
Net unrealized appreciation (depreciation) of investments	(1)	(120)	(4,567)	8,741	12,595
Net realized and unrealized gain (loss) on investments	-	31	425	9,845	16,324
Net increase (decrease) in net assets resulting from operations	$ -	$ 44	$ 678	$ 9,937	$ 16,077

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ -	$ 942	$ 145
Expenses:					
Mortality expense risk charges	-	-	-	1,003	42
Total expenses	-	-	-	1,003	42
Net investment income (loss)	-	-	-	(61)	103
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(7,064)	163
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(7,064)	163
Net unrealized appreciation (depreciation) of investments	8	-	3	18,734	2,335
Net realized and unrealized gain (loss) on investments	8	-	3	11,670	2,498
Net increase (decrease) in net assets resulting from operations	$ 8	$ -	$ 3	$ 11,609	$ 2,601

The accompanying notes are an integral part of these financial statements.

	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 299	$ 2	$ 320	$ 204	$ -
Expenses:					
Mortality expense risk charges	205	1	298	241	-
Total expenses	205	1	298	241	-
Net investment income (loss)	94	1	22	(37)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,502	(6)	1,823	2,089	-
Capital gains distributions	-	7	618	517	-
Total realized gain (loss) on investments and capital gains distributions	1,502	1	2,441	2,606	-
Net unrealized appreciation (depreciation) of investments	4,579	(18)	(4,555)	(4,249)	5
Net realized and unrealized gain (loss) on investments	6,081	(17)	(2,114)	(1,643)	5
Net increase (decrease) in net assets resulting from operations	$ 6,175	$ (16)	$ (2,092)	$ (1,680)	$ 5

The accompanying notes are an integral part of these financial statements.

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 135	$ 109	$ 1	$ 1,213	$ 6
Expenses:					
Mortality expense risk charges	63	129	1	1,991	6
Total expenses	63	129	1	1,991	6
Net investment income (loss)	72	(20)	-	(778)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	339	636	3	3,907	75
Capital gains distributions	344	347	2	2,117	12
Total realized gain (loss) on investments and capital gains distributions	683	983	5	6,024	87
Net unrealized appreciation (depreciation) of investments	3,736	3,319	40	53,594	200
Net realized and unrealized gain (loss) on investments	4,419	4,302	45	59,618	287
Net increase (decrease) in net assets resulting from operations	$ 4,491	$ 4,282	$ 45	$ 58,840	$ 287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Large Cap Value Portfolio - Adviser Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class	ING Marsico Growth Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ 6,039	$ 17	$ -	$ 121
Expenses:					
Mortality expense risk charges	-	2,520	5	-	116
Total expenses	-	2,520	5	-	116
Net investment income (loss)	-	3,519	12	-	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	4,284	61	-	1,264
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	4,284	61	-	1,264
Net unrealized appreciation (depreciation) of investments	3	61,994	169	-	2,117
Net realized and unrealized gain (loss) on investments	3	66,278	230	-	3,381
Net increase (decrease) in net assets resulting from operations	$ 3	$ 69,797	$ 242	$ -	$ 3,386

The accompanying notes are an integral part of these financial statements.

83

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 24	$ 1,405	$ 595	$ 1,026
Expenses:					
Mortality expense risk charges	1	4	640	276	482
Total expenses	1	4	640	276	482
Net investment income (loss)	-	20	765	319	544
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	83	(238)	(298)	(117)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6	83	(238)	(298)	(117)
Net unrealized appreciation (depreciation) of investments	21	88	9,177	4,398	8,167
Net realized and unrealized gain (loss) on investments	27	171	8,939	4,100	8,050
Net increase (decrease) in net assets resulting from operations	$ 27	$ 191	$ 9,704	$ 4,419	$ 8,594

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class	ING Multi-Manager Large Cap Core Portfolio - Service Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 214	$ 2	$ 3	$ 1,836
Expenses:					
Mortality expense risk charges	-	161	3	-	229
Total expenses	-	161	3	-	229
Net investment income (loss)	1	53	(1)	3	1,607
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	76	10	1	328
Capital gains distributions	2	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	76	10	1	328
Net unrealized appreciation (depreciation) of investments	3	5,597	66	(1)	(478)
Net realized and unrealized gain (loss) on investments	5	5,673	76	-	(150)
Net increase (decrease) in net assets resulting from operations	$ 6	$ 5,726	$ 75	$ 3	$ 1,457

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,727	$ -	$ 752	$ 3	$ 3
Expenses:					
Mortality expense risk charges	286	-	513	2	1
Total expenses	286	-	513	2	1
Net investment income (loss)	1,441	-	239	1	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	417	5	16,419	96	3
Capital gains distributions	-	-	-	-	14
Total realized gain (loss) on investments and capital gains distributions	417	5	16,419	96	17
Net unrealized appreciation (depreciation) of investments	(563)	(1)	(3,035)	(30)	28
Net realized and unrealized gain (loss) on investments	(146)	4	13,384	66	45
Net increase (decrease) in net assets resulting from operations	$ 1,295	$ 4	$ 13,623	$ 67	$ 47

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,993	$ 5,037	$ 23	$ 1,831	$ 1
Expenses:					
Mortality expense risk charges	614	4,178	6	803	-
Total expenses	614	4,178	6	803	-
Net investment income (loss)	1,379	859	17	1,028	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	790	2,041	117	(113)	1
Capital gains distributions	8,910	28,622	1	83	-
Total realized gain (loss) on investments and capital gains distributions	9,700	30,663	118	(30)	1
Net unrealized appreciation (depreciation) of investments	15,535	51,011	309	27,497	12
Net realized and unrealized gain (loss) on investments	25,235	81,674	427	27,467	13
Net increase (decrease) in net assets resulting from operations	$ 26,614	$ 82,533	$ 444	$ 28,495	$ 14

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 82	$ 13	$ 97	$ 251	$ -
Expenses:					
Mortality expense risk charges	74	6	60	23	2,221
Total expenses	74	6	60	23	2,221
Net investment income (loss)	8	7	37	228	(2,221)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	320	122	551	38	-
Capital gains distributions	-	-	-	275	53
Total realized gain (loss) on investments and capital gains distributions	320	122	551	313	53
Net unrealized appreciation (depreciation) of investments	632	72	963	2,506	-
Net realized and unrealized gain (loss) on investments	952	194	1,514	2,819	53
Net increase (decrease) in net assets resulting from operations	$ 960	$ 201	$ 1,551	$ 3,047	$ (2,168)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Global Real Estate Fund - Class A	ING International Small Cap Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 7	$ 1	$ 208	$ 571
Expenses:					
Mortality expense risk charges	1	2	-	71	379
Total expenses	1	2	-	71	379
Net investment income (loss)	2	5	1	137	192
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	24	6	306	2,734
Capital gains distributions	-	-	4	510	1,638
Total realized gain (loss) on investments and capital gains distributions	2	24	10	816	4,372
Net unrealized appreciation (depreciation) of investments	(1)	84	25	3,056	8,849
Net realized and unrealized gain (loss) on investments	1	108	35	3,872	13,221
Net increase (decrease) in net assets resulting from operations	$ 3	$ 113	$ 36	$ 4,009	$ 13,413

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Baron Growth Portfolio - Adviser Class	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 6	$ 2,054	$ 189	$ 2	$ 36
Expenses:					
Mortality expense risk charges	4	1,345	133	1	40
Total expenses	4	1,345	133	1	40
Net investment income (loss)	2	709	56	1	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	692	5,743	857	12	262
Capital gains distributions	19	6,108	-	-	-
Total realized gain (loss) on investments and capital gains distributions	711	11,851	857	12	262
Net unrealized appreciation (depreciation) of investments	(382)	37,584	2,980	67	1,113
Net realized and unrealized gain (loss) on investments	329	49,435	3,837	79	1,375
Net increase (decrease) in net assets resulting from operations	$ 331	$ 50,144	$ 3,893	$ 80	$ 1,371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 6	$ 2,732	$ 19	$ 2
Expenses:					
Mortality expense risk charges	20	1	1,234	6	-
Total expenses	20	1	1,234	6	-
Net investment income (loss)	(18)	5	1,498	13	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	344	1	(986)	(28)	12
Capital gains distributions	-	9	3,371	27	-
Total realized gain (loss) on investments and capital gains distributions	344	10	2,385	(1)	12
Net unrealized appreciation (depreciation) of investments	1,021	(32)	(11,188)	(65)	31
Net realized and unrealized gain (loss) on investments	1,365	(22)	(8,803)	(66)	43
Net increase (decrease) in net assets resulting from operations	$ 1,347	$ (17)	$ (7,305)	$ (53)	$ 45

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 634	$ 12	$ 10	$ 23	$ 14
Expenses:					
Mortality expense risk charges	167	5	3	9	10
Total expenses	167	5	3	9	10
Net investment income (loss)	467	7	7	14	4
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	11,568	3	45	8	3
Capital gains distributions	-	13	12	28	22
Total realized gain (loss) on investments and capital gains distributions	11,568	16	57	36	25
Net unrealized appreciation (depreciation) of investments	(6,709)	17	(3)	39	92
Net realized and unrealized gain (loss) on investments	4,859	33	54	75	117
Net increase (decrease) in net assets resulting from operations	$ 5,326	$ 40	$ 61	$ 89	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 10	$ 50	$ 10	$ 4	$ 27
Expenses:					
Mortality expense risk charges	4	23	8	1	15
Total expenses	4	23	8	1	15
Net investment income (loss)	6	27	2	3	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	13	4	-	26
Capital gains distributions	19	92	19	8	59
Total realized gain (loss) on investments and capital gains distributions	19	105	23	8	85
Net unrealized appreciation (depreciation) of investments	54	345	115	46	315
Net realized and unrealized gain (loss) on investments	73	450	138	54	400
Net increase (decrease) in net assets resulting from operations	$ 79	$ 477	$ 140	$ 57	$ 412

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Initial Class	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 2	$ 16	$ 1	$ 1
Expenses:					
Mortality expense risk charges	2	1	11	1	2
Total expenses	2	1	11	1	2
Net investment income (loss)	1	1	5	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	-	44	-	24
Capital gains distributions	6	5	42	1	2
Total realized gain (loss) on investments and capital gains distributions	8	5	86	1	26
Net unrealized appreciation (depreciation) of investments	33	27	232	14	13
Net realized and unrealized gain (loss) on investments	41	32	318	15	39
Net increase (decrease) in net assets resulting from operations	$ 42	$ 33	$ 323	$ 15	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Initial Class	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class	ING Invesco Comstock Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ -	$ 35	$ 7	$ 2
Expenses:					
Mortality expense risk charges	1	-	9	2	1
Total expenses	1	-	9	2	1
Net investment income (loss)	-	-	26	5	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	4	-	3	-	5
Capital gains distributions	3	-	43	8	-
Total realized gain (loss) on investments and capital gains distributions	7	-	46	8	5
Net unrealized appreciation (depreciation) of investments	26	-	(2)	2	108
Net realized and unrealized gain (loss) on investments	33	-	44	10	113
Net increase (decrease) in net assets resulting from operations	$ 33	$ -	$ 70	$ 15	$ 114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Adviser Class	ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 483	$ 8	$ 3,447	$ 3	$ 1
Expenses:					
Mortality expense risk charges	592	3	2,410	3	1
Total expenses	592	3	2,410	3	1
Net investment income (loss)	(109)	5	1,037	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	604	11	7,732	30	56
Capital gains distributions	-	-	-	-	11
Total realized gain (loss) on investments and capital gains distributions	604	11	7,732	30	67
Net unrealized appreciation (depreciation) of investments	16,385	146	44,611	31	25
Net realized and unrealized gain (loss) on investments	16,989	157	52,343	61	92
Net increase (decrease) in net assets resulting from operations	$ 16,880	$ 162	$ 53,380	$ 61	$ 92

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 37	$ 326	$ 6	$ 7,884	$ 11
Expenses:					
Mortality expense risk charges	29	483	2	5,830	9
Total expenses	29	483	2	5,830	9
Net investment income (loss)	8	(157)	4	2,054	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	57	1,170	84	19,950	15
Capital gains distributions	116	1,818	-	-	-
Total realized gain (loss) on investments and capital gains distributions	173	2,988	84	19,950	15
Net unrealized appreciation (depreciation) of investments	544	10,591	57	112,073	195
Net realized and unrealized gain (loss) on investments	717	13,579	141	132,023	210
Net increase (decrease) in net assets resulting from operations	$ 725	$ 13,422	$ 145	$ 134,077	$ 212

The accompanying notes are an integral part of these financial statements.

	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 73	$ 19	$ 7,668	$ 1,424	$ 25
Expenses:					
Mortality expense risk charges	8	4	2,198	268	4
Total expenses	8	4	2,198	268	4
Net investment income (loss)	65	15	5,470	1,156	21
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(19)	-	2,524	661	5
Capital gains distributions	16	4	1,572	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	4	4,096	661	5
Net unrealized appreciation (depreciation) of investments	(118)	(27)	(16,754)	1,202	31
Net realized and unrealized gain (loss) on investments	(121)	(23)	(12,658)	1,863	36
Net increase (decrease) in net assets resulting from operations	$ (56)	$ (8)	$ (7,188)	$ 3,019	$ 57

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 27	$ 57	$ 2,173	$ 312	$ 9
Expenses:					
Mortality expense risk charges	3	7	562	62	2
Total expenses	3	7	562	62	2
Net investment income (loss)	24	50	1,611	250	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	15	427	188	7
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	15	427	188	7
Net unrealized appreciation (depreciation) of investments	48	71	3,313	377	54
Net realized and unrealized gain (loss) on investments	50	86	3,740	565	61
Net increase (decrease) in net assets resulting from operations	$ 74	$ 136	$ 5,351	$ 815	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2025 Portfolio - Initial Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 17	$ 2,753	$ 322	$ 3	$ 32
Expenses:					
Mortality expense risk charges	3	986	97	1	7
Total expenses	3	986	97	1	7
Net investment income (loss)	14	1,767	225	2	25
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	(266)	655	19	2
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3	(266)	655	19	2
Net unrealized appreciation (depreciation) of investments	81	16,037	1,280	23	255
Net realized and unrealized gain (loss) on investments	84	15,771	1,935	42	257
Net increase (decrease) in net assets resulting from operations	$ 98	$ 17,538	$ 2,160	$ 44	$ 282

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 2,092	$ 235	$ 2	$ 21	$ 1,339
Expenses:					
Mortality expense risk charges	866	93	-	5	633
Total expenses	866	93	-	5	633
Net investment income (loss)	1,226	142	2	16	706
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	968	7	7	234
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	968	7	7	234
Net unrealized appreciation (depreciation) of investments	18,458	1,442	15	205	15,565
Net realized and unrealized gain (loss) on investments	18,456	2,410	22	212	15,799
Net increase (decrease) in net assets resulting from operations	$ 19,682	$ 2,552	$ 24	$ 228	$ 16,505

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Initial Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Balanced Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 129	$ 2	$ 65	$ 6	$ 62
Expenses:					
Mortality expense risk charges	58	1	42	4	26
Total expenses	58	1	42	4	26
Net investment income (loss)	71	1	23	2	36
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,431	-	278	59	72
Capital gains distributions	-	2	88	9	67
Total realized gain (loss) on investments and capital gains distributions	1,431	2	366	68	139
Net unrealized appreciation (depreciation) of investments	510	26	705	45	201
Net realized and unrealized gain (loss) on investments	1,941	28	1,071	113	340
Net increase (decrease) in net assets resulting from operations	$ 2,012	$ 29	$ 1,094	$ 115	$ 376

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Initial Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderately Conservative Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 8	$ 78	$ 518	$ 65	$ 118
Expenses:					
Mortality expense risk charges	1	10	101	11	40
Total expenses	1	10	101	11	40
Net investment income (loss)	7	68	417	54	78
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	10	197	37	108
Capital gains distributions	-	-	-	-	118
Total realized gain (loss) on investments and capital gains distributions	3	10	197	37	226
Net unrealized appreciation (depreciation) of investments	6	67	274	12	42
Net realized and unrealized gain (loss) on investments	9	77	471	49	268
Net increase (decrease) in net assets resulting from operations	$ 16	$ 145	$ 888	$ 103	$ 346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 1,044	$ 1	$ -	$ 56
Expenses:					
Mortality expense risk charges	2	3,713	5	5	2,595
Total expenses	2	3,713	5	5	2,595
Net investment income (loss)	(1)	(2,669)	(4)	(5)	(2,539)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	81	12,606	29	51	15,644
Capital gains distributions	5	4,104	9	-	-
Total realized gain (loss) on investments and capital gains distributions	86	16,710	38	51	15,644
Net unrealized appreciation (depreciation) of investments	46	90,956	172	402	79,037
Net realized and unrealized gain (loss) on investments	132	107,666	210	453	94,681
Net increase (decrease) in net assets resulting from operations	$ 131	$ 104,997	$ 206	$ 448	$ 92,142

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 6	$ 1,626	$ 4	$ -
Expenses:					
Mortality expense risk charges	19	2	1,089	1	-
Total expenses	19	2	1,089	1	-
Net investment income (loss)	(18)	4	537	3	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	159	33	(1,177)	7	23
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	159	33	(1,177)	7	23
Net unrealized appreciation (depreciation) of investments	951	57	19,663	49	(15)
Net realized and unrealized gain (loss) on investments	1,110	90	18,486	56	8
Net increase (decrease) in net assets resulting from operations	$ 1,092	$ 94	$ 19,023	$ 59	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 320	$ -	$ 1	$ 913	$ 1,202
Expenses:					
Mortality expense risk charges	167	-	1	341	689
Total expenses	167	-	1	341	689
Net investment income (loss)	153	-	-	572	513
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	16,354	3	26	55	(1,906)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	16,354	3	26	55	(1,906)
Net unrealized appreciation (depreciation) of investments	(9,707)	(1)	17	3,067	15,036
Net realized and unrealized gain (loss) on investments	6,647	2	43	3,122	13,130
Net increase (decrease) in net assets resulting from operations	$ 6,800	$ 2	$ 43	$ 3,694	$ 13,643

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 11
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,383	$ 13	$ 17,020	$ 2	$ -
Expenses:					
Mortality expense risk charges	605	5	13,985	9	-
Total expenses	605	5	13,985	9	-
Net investment income (loss)	778	8	3,035	(7)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,847)	104	2,547	1,198	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,847)	104	2,547	1,198	-
Net unrealized appreciation (depreciation) of investments	10,508	240	318,111	(664)	-
Net realized and unrealized gain (loss) on investments	8,661	344	320,658	534	-
Net increase (decrease) in net assets resulting from operations	$ 9,439	$ 352	$ 323,693	$ 527	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 5,398	$ 5	$ 3,823
Expenses:					
Mortality expense risk charges	-	94	3,029	1	3,060
Total expenses	-	94	3,029	1	3,060
Net investment income (loss)	-	(94)	2,369	4	763
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(842)	11,741	18	6,231
Capital gains distributions	-	5,890	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	5,048	11,741	18	6,231
Net unrealized appreciation (depreciation) of investments	-	(3,069)	67,358	71	89,396
Net realized and unrealized gain (loss) on investments	-	1,979	79,099	89	95,627
Net increase (decrease) in net assets resulting from operations	$ -	$ 1,885	$ 81,468	$ 93	$ 96,390

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 1,239	$ 1	$ 531	$ -
Expenses:					
Mortality expense risk charges	2	1,256	1	230	-
Total expenses	2	1,256	1	230	-
Net investment income (loss)	2	(17)	-	301	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	1,325	8	673	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	9	1,325	8	673	-
Net unrealized appreciation (depreciation) of investments	115	43,693	61	3,396	1
Net realized and unrealized gain (loss) on investments	124	45,018	69	4,069	1
Net increase (decrease) in net assets resulting from operations	$ 126	$ 45,001	$ 69	$ 4,370	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 142	$ 9	$ 449	$ 1	$ 5
Expenses:					
Mortality expense risk charges	104	3	268	1	4
Total expenses	104	3	268	1	4
Net investment income (loss)	38	6	181	-	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	735	9	1,338	3	60
Capital gains distributions	-	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	735	9	1,338	3	62
Net unrealized appreciation (depreciation) of investments	1,983	192	6,588	35	21
Net realized and unrealized gain (loss) on investments	2,718	201	7,926	38	83
Net increase (decrease) in net assets resulting from operations	$ 2,756	$ 207	$ 8,107	$ 38	$ 84

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 77	$ 48	$ 375	$ 228	$ 706
Expenses:					
Mortality expense risk charges	53	63	244	157	1,338
Total expenses	53	63	244	157	1,338
Net investment income (loss)	24	(15)	131	71	(632)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	420	541	1,407	587	860
Capital gains distributions	36	-	939	576	10,987
Total realized gain (loss) on investments and capital gains distributions	456	541	2,346	1,163	11,847
Net unrealized appreciation (depreciation) of investments	881	1,487	7,141	4,457	32,065
Net realized and unrealized gain (loss) on investments	1,337	2,028	9,487	5,620	43,912
Net increase (decrease) in net assets resulting from operations	$ 1,361	$ 2,013	$ 9,618	$ 5,691	$ 43,280

The accompanying notes are an integral part of these financial statements.

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 199	$ 1,587	$ 5	$ 34
Expenses:					
Mortality expense risk charges	1	92	442	1	884
Total expenses	1	92	442	1	884
Net investment income (loss)	-	107	1,145	4	(850)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(125)	(5,597)	(2)	5,484
Capital gains distributions	20	110	-	-	2,444
Total realized gain (loss) on investments and capital gains distributions	22	(15)	(5,597)	(2)	7,928
Net unrealized appreciation (depreciation) of investments	57	(464)	15,690	38	16,439
Net realized and unrealized gain (loss) on investments	79	(479)	10,093	36	24,367
Net increase (decrease) in net assets resulting from operations	$ 79	$ (372)	$ 11,238	$ 40	$ 23,517

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ -	$ 3	$ 1
Expenses:					
Mortality expense risk charges	9	305	-	2	4
Total expenses	9	305	-	2	4
Net investment income (loss)	(9)	(305)	-	1	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	317	3,102	4	3	33
Capital gains distributions	43	2,064	6	7	-
Total realized gain (loss) on investments and capital gains distributions	360	5,166	10	10	33
Net unrealized appreciation (depreciation) of investments	67	6,273	20	13	53
Net realized and unrealized gain (loss) on investments	427	11,439	30	23	86
Net increase (decrease) in net assets resulting from operations	$ 418	$ 11,134	$ 30	$ 24	$ 83

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 2	$ 2	$ 1	$ 7	$ -
Expenses:					
Mortality expense risk charges	-	2	1	2	-
Total expenses	-	2	1	2	-
Net investment income (loss)	2	-	-	5	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	1	2	(7)	-
Capital gains distributions	1	-	-	1	-
Total realized gain (loss) on investments and capital gains distributions	1	1	2	(6)	-
Net unrealized appreciation (depreciation) of investments	(2)	34	17	(15)	-
Net realized and unrealized gain (loss) on investments	(1)	35	19	(21)	-
Net increase (decrease) in net assets resulting from operations	$ 1	$ 35	$ 19	$ (16)	$ -

The accompanying notes are an integral part of these financial statements.

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 13	$ -	$ 3	$ -	$ 1
Expenses:					
Mortality expense risk charges	29	3	126	2	1
Total expenses	29	3	126	2	1
Net investment income (loss)	(16)	(3)	(123)	(2)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	296	13	552	3	-
Capital gains distributions	-	36	1,272	43	-
Total realized gain (loss) on investments and capital gains distributions	296	49	1,824	46	-
Net unrealized appreciation (depreciation) of investments	936	40	2,154	36	(2)
Net realized and unrealized gain (loss) on investments	1,232	89	3,978	82	(2)
Net increase (decrease) in net assets resulting from operations	$ 1,216	$ 86	$ 3,855	$ 80	$ (2)

The accompanying notes are an integral part of these financial statements.

	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett SmallCap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ -	$ 1	$ 405	$ -
Expenses:					
Mortality expense risk charges	8	12	2	942	-
Total expenses	8	12	2	942	-
Net investment income (loss)	(4)	(12)	(1)	(537)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	151	74	6	(309)	2
Capital gains distributions	-	326	37	-	30
Total realized gain (loss) on investments and capital gains distributions	151	400	43	(309)	32
Net unrealized appreciation (depreciation) of investments	101	(8)	20	26,886	127
Net realized and unrealized gain (loss) on investments	252	392	63	26,577	159
Net increase (decrease) in net assets resulting from operations	$ 248	$ 380	$ 62	$ 26,040	$ 159

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund - Class R-3
Net investment income (loss)					
Investment Income:					
Dividends	$ 3	$ 23	$ 1	$ 139	$ 12
Expenses:					
Mortality expense risk charges	4	8	1	118	9
Total expenses	4	8	1	118	9
Net investment income (loss)	(1)	15	-	21	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	45	(1)	-	654	240
Capital gains distributions	7	20	13	1,241	109
Total realized gain (loss) on investments and capital gains distributions	52	19	13	1,895	349
Net unrealized appreciation (depreciation) of investments	88	(18)	32	1,684	177
Net realized and unrealized gain (loss) on investments	140	1	45	3,579	526
Net increase (decrease) in net assets resulting from operations	$ 139	$ 16	$ 45	$ 3,600	$ 529

The accompanying notes are an integral part of these financial statements.

117

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	New Perspective Fund - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 872	$ -	$ 267	$ 172	$ -
Expenses:					
Mortality expense risk charges	832	2	2,843	166	-
Total expenses	832	2	2,843	166	-
Net investment income (loss)	40	(2)	(2,576)	6	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(62)	107	(4,297)	496	(3)
Capital gains distributions	5,123	4	1,314	188	-
Total realized gain (loss) on investments and capital gains distributions	5,061	111	(2,983)	684	(3)
Net unrealized appreciation (depreciation) of investments	18,214	(49)	24,650	2,350	(7)
Net realized and unrealized gain (loss) on investments	23,275	62	21,667	3,034	(10)
Net increase (decrease) in net assets resulting from operations	$ 23,315	$ 60	$ 19,091	$ 3,040	$ (10)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ 5	$ -	$ 3	$ 5	$ 1
Expenses:					
Mortality expense risk charges	1	1	2	1	1
Total expenses	1	1	2	1	1
Net investment income (loss)	4	(1)	1	4	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	2	1	1	2
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	2	1	1	2
Net unrealized appreciation (depreciation) of investments	(9)	12	55	(6)	17
Net realized and unrealized gain (loss) on investments	(11)	14	56	(5)	19
Net increase (decrease) in net assets resulting from operations	$ (7)	$ 13	$ 57	$ (1)	$ 19

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y
Net investment income (loss)					
Investment Income:					
Dividends	$ 142	$ 60	$ 387	$ 2,797	$ 82
Expenses:					
Mortality expense risk charges	154	31	490	1,715	29
Total expenses	154	31	490	1,715	29
Net investment income (loss)	(12)	29	(103)	1,082	53
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	985	99	100	7,260	34
Capital gains distributions	187	314	5,189	1,223	146
Total realized gain (loss) on investments and capital gains distributions	1,172	413	5,289	8,483	180
Net unrealized appreciation (depreciation) of investments	4,192	414	1,581	(31,921)	441
Net realized and unrealized gain (loss) on investments	5,364	827	6,870	(23,438)	621
Net increase (decrease) in net assets resulting from operations	$ 5,352	$ 856	$ 6,767	$ (22,356)	$ 674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class K
Net investment income (loss)					
Investment Income:					
Dividends	$ 100	$ 60	$ 161	$ 1,587	$ 130
Expenses:					
Mortality expense risk charges	13	8	123	295	71
Total expenses	13	8	123	295	71
Net investment income (loss)	87	52	38	1,292	59
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	103	13	340	(21)	503
Capital gains distributions	68	19	-	1,775	-
Total realized gain (loss) on investments and capital gains distributions	171	32	340	1,754	503
Net unrealized appreciation (depreciation) of investments	(28)	(71)	(913)	39	1,655
Net realized and unrealized gain (loss) on investments	143	(39)	(573)	1,793	2,158
Net increase (decrease) in net assets resulting from operations	$ 230	$ 13	$ (535)	$ 3,085	$ 2,217

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Royce Total Return Fund - K Class	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ -	$ -	$ 2	$ 3	$ 24
Expenses:					
Mortality expense risk charges	-	101	5	3	10
Total expenses	-	101	5	3	10
Net investment income (loss)	-	(101)	(3)	-	14
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	365	80	34	102
Capital gains distributions	-	575	40	15	63
Total realized gain (loss) on investments and capital gains distributions	-	940	120	49	165
Net unrealized appreciation (depreciation) of investments	-	1,605	115	30	171
Net realized and unrealized gain (loss) on investments	-	2,545	235	79	336
Net increase (decrease) in net assets resulting from operations	$ -	$ 2,444	$ 232	$ 79	$ 350

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares	Diversified Value Portfolio
Net investment income (loss)					
Investment Income:					
Dividends	$ 1,683	$ 8,207	$ -	$ -	$ 2
Expenses:					
Mortality expense risk charges	179	1,992	-	64	1
Total expenses	179	1,992	-	64	1
Net investment income (loss)	1,504	6,215	-	(64)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	1,806	-	(2,926)	-
Capital gains distributions	9	47	-	-	-
Total realized gain (loss) on investments and capital gains distributions	5	1,853	-	(2,926)	-
Net unrealized appreciation (depreciation) of investments	(907)	(5,834)	6	(1,813)	23
Net realized and unrealized gain (loss) on investments	(902)	(3,981)	6	(4,739)	23
Net increase (decrease) in net assets resulting from operations	$ 602	$ 2,234	$ 6	$ (4,803)	$ 24

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R	Wanger International	Wanger Select
Net investment income (loss)					
Investment Income:					
Dividends	$ 12	$ -	$ -	$ 1,082	$ 252
Expenses:					
Mortality expense risk charges	4	-	-	323	734
Total expenses	4	-	-	323	734
Net investment income (loss)	8	-	-	759	(482)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	87	7	-	1,101	1,217
Capital gains distributions	-	2	1	2,753	1,276
Total realized gain (loss) on investments and capital gains distributions	87	9	1	3,854	2,493
Net unrealized appreciation (depreciation) of investments	(2)	2	3	3,215	23,722
Net realized and unrealized gain (loss) on investments	85	11	4	7,069	26,215
Net increase (decrease) in net assets resulting from operations	$ 93	$ 11	$ 4	$ 7,828	$ 25,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund - Class R-3	Washington Mutual Investors Fund - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net investment income (loss)					
Investment Income:					
Dividends	$ 91	$ 90	$ 2,511	$ -	$ 125
Expenses:					
Mortality expense risk charges	508	22	1,101	1	1,146
Total expenses	508	22	1,101	1	1,146
Net investment income (loss)	(417)	68	1,410	(1)	(1,021)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,131	302	1,611	20	214
Capital gains distributions	5,803	92	2,302	11	6,994
Total realized gain (loss) on investments and capital gains distributions	6,934	394	3,913	31	7,208
Net unrealized appreciation (depreciation) of investments	12,172	730	23,143	(12)	26,823
Net realized and unrealized gain (loss) on investments	19,106	1,124	27,056	19	34,031
Net increase (decrease) in net assets resulting from operations	$ 18,689	$ 1,192	$ 28,466	$ 18	$ 33,010

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A	Invesco International Growth Fund - Class R5	Invesco Endeavor Fund - Class A
Net assets at January 1, 2012	$ 4,891	$ 32	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	442	8	-	3
Net unrealized appreciation (depreciation) of investments	17	(3)	-	(1)
Net increase (decrease) in net assets resulting from operations	439	5	-	2
Changes from principal transactions:				
Total unit transactions	(778)	(11)	30	34
Increase (decrease) in net assets derived from principal transactions	(778)	(11)	30	34
Total increase (decrease) in net assets	(339)	(6)	30	36
Net assets at December 31, 2012	4,552	26	30	36
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(45)	-	2	-
Total realized gain (loss) on investments and capital gains distributions	698	3	1	6
Net unrealized appreciation (depreciation) of investments	553	7	18	6
Net increase (decrease) in net assets resulting from operations	1,206	10	21	12
Changes from principal transactions:				
Total unit transactions	(1,184)	2	166	15
Increase (decrease) in net assets derived from principal transactions	(1,184)	2	166	15
Total increase (decrease) in net assets	22	12	187	27
Net assets at December 31, 2013	$ 4,574	$ 38	$ 217	$ 63

The accompanying notes are an integral part of these financial statements.

126

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco Small Cap Value Fund - Class A	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net assets at January 1, 2012	$ 176	$ 82	$ -	$ 34,790
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1)	(138)	(24)
Total realized gain (loss) on investments and capital gains distributions	27	13	(115)	725
Net unrealized appreciation (depreciation) of investments	12	6	(476)	3,530
Net increase (decrease) in net assets resulting from operations	38	18	(729)	4,231
Changes from principal transactions:				
Total unit transactions	20	41	20,484	(4,339)
Increase (decrease) in net assets derived from principal transactions	20	41	20,484	(4,339)
Total increase (decrease) in net assets	58	59	19,755	(108)
Net assets at December 31, 2012	234	141	19,755	34,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	(129)	131
Total realized gain (loss) on investments and capital gains distributions	41	26	349	1,550
Net unrealized appreciation (depreciation) of investments	59	56	7,115	7,604
Net increase (decrease) in net assets resulting from operations	99	80	7,335	9,285
Changes from principal transactions:				
Total unit transactions	23	97	(1,025)	(3,816)
Increase (decrease) in net assets derived from principal transactions	23	97	(1,025)	(3,816)
Total increase (decrease) in net assets	122	177	6,310	5,469
Net assets at December 31, 2013	$ 356	$ 318	$ 26,065	$ 40,151

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Alger Capital Appreciation Fund - Class A	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A
Net assets at January 1, 2012	$ -	$ 1,622	$ 172	$ 473
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(17)	-	2
Total realized gain (loss) on investments and capital gains distributions	2	45	9	11
Net unrealized appreciation (depreciation) of investments	10	207	19	63
Net increase (decrease) in net assets resulting from operations	14	235	28	76
Changes from principal transactions:				
Total unit transactions	478	173	1	(73)
Increase (decrease) in net assets derived from principal transactions	478	173	1	(73)
Total increase (decrease) in net assets	492	408	29	3
Net assets at December 31, 2012	492	2,030	201	476
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(33)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	49	417	38	66
Net unrealized appreciation (depreciation) of investments	127	492	14	87
Net increase (decrease) in net assets resulting from operations	174	876	51	153
Changes from principal transactions:				
Total unit transactions	57	1,306	(69)	45
Increase (decrease) in net assets derived from principal transactions	57	1,306	(69)	45
Total increase (decrease) in net assets	231	2,182	(18)	198
Net assets at December 31, 2013	$ 723	$ 4,212	$ 183	$ 674

The accompanying notes are an integral part of these financial statements.

128

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	AllianzGI NFJ Dividend Value Fund - Class A	AllianzGI NFJ Large-Cap Value Fund - Institutional Class	AllianzGI NFJ Small-Cap Value Fund - Class A	Amana Growth Fund
Net assets at January 1, 2012	$ 179	$ 3,063	$ 395	$ 27,822
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	40	1	(229)
Total realized gain (loss) on investments and capital gains distributions	3	358	61	726
Net unrealized appreciation (depreciation) of investments	16	(45)	(27)	2,456
Net increase (decrease) in net assets resulting from operations	22	353	35	2,953
Changes from principal transactions:				
Total unit transactions	5	(3,381)	(30)	4,614
Increase (decrease) in net assets derived from principal transactions	5	(3,381)	(30)	4,614
Total increase (decrease) in net assets	27	(3,028)	5	7,567
Net assets at December 31, 2012	206	35	400	35,389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	1	(135)
Total realized gain (loss) on investments and capital gains distributions	9	4	66	2,988
Net unrealized appreciation (depreciation) of investments	44	5	63	4,468
Net increase (decrease) in net assets resulting from operations	56	10	130	7,321
Changes from principal transactions:				
Total unit transactions	(16)	(20)	54	(2,949)
Increase (decrease) in net assets derived from principal transactions	(16)	(20)	54	(2,949)
Total increase (decrease) in net assets	40	(10)	184	4,372
Net assets at December 31, 2013	$ 246	$ 25	$ 584	$ 39,761

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class
Net assets at January 1, 2012	$ 40,417	$ 5,726	$ 43,588	$ 5,331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	338	60	657	48
Total realized gain (loss) on investments and capital gains distributions	722	27	1,442	(134)
Net unrealized appreciation (depreciation) of investments	2,751	640	491	800
Net increase (decrease) in net assets resulting from operations	3,811	727	2,590	714
Changes from principal transactions:				
Total unit transactions	7,737	(682)	8,410	329
Increase (decrease) in net assets derived from principal transactions	7,737	(682)	8,410	329
Total increase (decrease) in net assets	11,548	45	11,000	1,043
Net assets at December 31, 2012	51,965	5,771	54,588	6,374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	371	54	62	71
Total realized gain (loss) on investments and capital gains distributions	1,879	119	1,097	(51)
Net unrealized appreciation (depreciation) of investments	13,098	1,055	(5,842)	2,269
Net increase (decrease) in net assets resulting from operations	15,348	1,228	(4,683)	2,289
Changes from principal transactions:				
Total unit transactions	5,113	354	(17,045)	986
Increase (decrease) in net assets derived from principal transactions	5,113	354	(17,045)	986
Total increase (decrease) in net assets	20,461	1,582	(21,728)	3,275
Net assets at December 31, 2013	$ 72,426	$ 7,353	$ 32,860	$ 9,649

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fundamental Investors - Class R-3	Fundamental Investors - Class R-4	American Funds American Mutual Fund® - Class R-4	Ariel Appreciation Fund - Investor Class
Net assets at January 1, 2012	$ 1,093	$ 32,351	$ 6	$ 679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	135	1	-
Total realized gain (loss) on investments and capital gains distributions	55	1,817	-	160
Net unrealized appreciation (depreciation) of investments	117	3,203	1	(31)
Net increase (decrease) in net assets resulting from operations	178	5,155	2	129
Changes from principal transactions:				
Total unit transactions	(68)	(222)	53	58
Increase (decrease) in net assets derived from principal transactions	(68)	(222)	53	58
Total increase (decrease) in net assets	110	4,933	55	187
Net assets at December 31, 2012	1,203	37,284	61	866
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	218	7	(1)
Total realized gain (loss) on investments and capital gains distributions	108	3,287	22	205
Net unrealized appreciation (depreciation) of investments	312	8,071	51	105
Net increase (decrease) in net assets resulting from operations	430	11,576	80	309
Changes from principal transactions:				
Total unit transactions	303	2,336	747	(435)
Increase (decrease) in net assets derived from principal transactions	303	2,336	747	(435)
Total increase (decrease) in net assets	733	13,912	827	(126)
Net assets at December 31, 2013	$ 1,936	$ 51,196	$ 888	$ 740

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Ariel Fund - Investor Class	Artisan International Fund - Investor Shares	Aston/Fairpointe Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares
Net assets at January 1, 2012	$ 3,064	$ 2,674	$ 5,556	$ 487
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	16	5	12
Total realized gain (loss) on investments and capital gains distributions	(59)	76	293	16
Net unrealized appreciation (depreciation) of investments	614	680	661	51
Net increase (decrease) in net assets resulting from operations	553	772	959	79
Changes from principal transactions:				
Total unit transactions	(289)	1,597	2,377	448
Increase (decrease) in net assets derived from principal transactions	(289)	1,597	2,377	448
Total increase (decrease) in net assets	264	2,369	3,336	527
Net assets at December 31, 2012	3,328	5,043	8,892	1,014
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	12	(184)	13
Total realized gain (loss) on investments and capital gains distributions	726	439	3,506	33
Net unrealized appreciation (depreciation) of investments	1,692	1,143	3,023	210
Net increase (decrease) in net assets resulting from operations	2,392	1,594	6,345	256
Changes from principal transactions:				
Total unit transactions	4,847	3,647	18,198	164
Increase (decrease) in net assets derived from principal transactions	4,847	3,647	18,198	164
Total increase (decrease) in net assets	7,239	5,241	24,543	420
Net assets at December 31, 2013	$ 10,567	$ 10,284	$ 33,435	$ 1,434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	Bond Fund of America - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund^{SM}, Inc. - Class R-3
Net assets at January 1, 2012	$ 7,480	$ 9,219	$ 44,041	$ 415
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(60)	162	79	7
Total realized gain (loss) on investments and capital gains distributions	425	99	275	6
Net unrealized appreciation (depreciation) of investments	654	214	3,725	62
Net increase (decrease) in net assets resulting from operations	1,019	475	4,079	75
Changes from principal transactions:				
Total unit transactions	1,265	1,260	(1,946)	23
Increase (decrease) in net assets derived from principal transactions	1,265	1,260	(1,946)	23
Total increase (decrease) in net assets	2,284	1,735	2,133	98
Net assets at December 31, 2012	9,764	10,954	46,174	513
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(77)	135	(2)	10
Total realized gain (loss) on investments and capital gains distributions	1,976	141	5,099	12
Net unrealized appreciation (depreciation) of investments	1,750	(591)	2,569	104
Net increase (decrease) in net assets resulting from operations	3,649	(315)	7,666	126
Changes from principal transactions:				
Total unit transactions	2,703	(1,395)	(1,140)	46
Increase (decrease) in net assets derived from principal transactions	2,703	(1,395)	(1,140)	46
Total increase (decrease) in net assets	6,352	(1,710)	6,526	172
Net assets at December 31, 2013	$ 16,116	$ 9,244	$ 52,700	$ 685

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Cohen & Steers Realty Shares	Columbia^{SM} Acorn Fund® - Class A	Columbia^{SM} Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A
Net assets at January 1, 2012	$ 677	$ 69	$ 10,848	$ 3,805
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	(1)	-	(9)
Total realized gain (loss) on investments and capital gains distributions	211	5	740	344
Net unrealized appreciation (depreciation) of investments	(80)	7	476	236
Net increase (decrease) in net assets resulting from operations	151	11	1,216	571
Changes from principal transactions:				
Total unit transactions	1,310	5	(12,025)	(255)
Increase (decrease) in net assets derived from principal transactions	1,310	5	(12,025)	(255)
Total increase (decrease) in net assets	1,461	16	(10,809)	316
Net assets at December 31, 2012	2,138	85	39	4,121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	(1)	(1)	(27)
Total realized gain (loss) on investments and capital gains distributions	118	8	3	1,265
Net unrealized appreciation (depreciation) of investments	(144)	17	9	222
Net increase (decrease) in net assets resulting from operations	10	24	11	1,460
Changes from principal transactions:				
Total unit transactions	286	(6)	4	399
Increase (decrease) in net assets derived from principal transactions	286	(6)	4	399
Total increase (decrease) in net assets	296	18	15	1,859
Net assets at December 31, 2013	$ 2,434	$ 103	$ 54	$ 5,980

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares	Delaware Diversified Income Fund - Class A	Delaware Small Cap Value Fund - Class A
Net assets at January 1, 2012	$ 5,363	$ 216	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	-	3	-
Total realized gain (loss) on investments and capital gains distributions	389	5	7	-
Net unrealized appreciation (depreciation) of investments	103	28	(8)	-
Net increase (decrease) in net assets resulting from operations	512	33	2	-
Changes from principal transactions:				
Total unit transactions	(5,874)	(17)	799	-
Increase (decrease) in net assets derived from principal transactions	(5,874)	(17)	799	-
Total increase (decrease) in net assets	(5,362)	16	801	-
Net assets at December 31, 2012	1	232	801	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	41	-
Total realized gain (loss) on investments and capital gains distributions	-	51	(48)	2
Net unrealized appreciation (depreciation) of investments	-	25	(34)	6
Net increase (decrease) in net assets resulting from operations	-	75	(41)	8
Changes from principal transactions:				
Total unit transactions	1	6	1,127	101
Increase (decrease) in net assets derived from principal transactions	1	6	1,127	101
Total increase (decrease) in net assets	1	81	1,086	109
Net assets at December 31, 2013	$ 2	$ 313	$ 1,887	$ 109

The accompanying notes are an integral part of these financial statements.

135

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Dodge & Cox International Stock Fund	Dodge & Cox Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2012	$ 136	$ 24	$ 400	$ 46
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	4	1
Total realized gain (loss) on investments and capital gains distributions	(4)	1	2	1
Net unrealized appreciation (depreciation) of investments	34	3	53	8
Net increase (decrease) in net assets resulting from operations	33	4	59	10
Changes from principal transactions:				
Total unit transactions	55	-	32	42
Increase (decrease) in net assets derived from principal transactions	55	-	32	42
Total increase (decrease) in net assets	88	4	91	52
Net assets at December 31, 2012	224	28	491	98
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	5	-
Total realized gain (loss) on investments and capital gains distributions	8	6	5	17
Net unrealized appreciation (depreciation) of investments	56	15	145	13
Net increase (decrease) in net assets resulting from operations	67	21	155	30
Changes from principal transactions:				
Total unit transactions	89	79	30	3
Increase (decrease) in net assets derived from principal transactions	89	79	30	3
Total increase (decrease) in net assets	156	100	185	33
Net assets at December 31, 2013	$ 380	$ 128	$ 676	$ 131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2012	$ 9,736	$ 235,342	$ 259	$ 256,279
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	78	2,371	(5)	5,496
Total realized gain (loss) on investments and capital gains distributions	(1,099)	(3,415)	7	10,716
Net unrealized appreciation (depreciation) of investments	2,429	43,042	41	23,385
Net increase (decrease) in net assets resulting from operations	1,408	41,998	43	39,597
Changes from principal transactions:				
Total unit transactions	(2,394)	(8,726)	163	(31,324)
Increase (decrease) in net assets derived from principal transactions	(2,394)	(8,726)	163	(31,324)
Total increase (decrease) in net assets	(986)	33,272	206	8,273
Net assets at December 31, 2012	8,750	268,614	465	264,552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	459	(7)	4,268
Total realized gain (loss) on investments and capital gains distributions	892	(691)	113	17,227
Net unrealized appreciation (depreciation) of investments	555	51,226	55	47,229
Net increase (decrease) in net assets resulting from operations	1,460	50,994	161	68,724
Changes from principal transactions:				
Total unit transactions	(1,548)	(4,948)	103	(26,669)
Increase (decrease) in net assets derived from principal transactions	(1,548)	(4,948)	103	(26,669)
Total increase (decrease) in net assets	(88)	46,046	264	42,055
Net assets at December 31, 2013	$ 8,662	$ 314,660	$ 729	$ 306,607

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2012	$ 214,512	$ 9,729	$ 27,985	$ 988,331
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(877)	562	276	4,722
Total realized gain (loss) on investments and capital gains distributions	2,742	378	(2,636)	10,447
Net unrealized appreciation (depreciation) of investments	26,800	392	7,492	134,125
Net increase (decrease) in net assets resulting from operations	28,665	1,332	5,132	149,294
Changes from principal transactions:				
Total unit transactions	(18,100)	1,106	(3,738)	(52,156)
Increase (decrease) in net assets derived from principal transactions	(18,100)	1,106	(3,738)	(52,156)
Total increase (decrease) in net assets	10,565	2,438	1,394	97,138
Net assets at December 31, 2012	225,077	12,167	29,379	1,085,469
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,690)	520	143	1,964
Total realized gain (loss) on investments and capital gains distributions	10,773	315	(1,965)	23,779
Net unrealized appreciation (depreciation) of investments	65,870	(312)	10,114	291,519
Net increase (decrease) in net assets resulting from operations	74,953	523	8,292	317,262
Changes from principal transactions:				
Total unit transactions	(25,029)	(1,336)	(1,359)	(82,018)
Increase (decrease) in net assets derived from principal transactions	(25,029)	(1,336)	(1,359)	(82,018)
Total increase (decrease) in net assets	49,924	(813)	6,933	235,244
Net assets at December 31, 2013	$ 275,001	$ 11,354	$ 36,312	$ 1,320,713

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager Portfolio - Initial Class	Mutual Global Discovery Fund - Class R
Net assets at January 1, 2012	$ 103,342	$ 18,110	$ 20,844	$ 2,800
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,184	127	111	18
Total realized gain (loss) on investments and capital gains distributions	3,514	1,280	243	350
Net unrealized appreciation (depreciation) of investments	10,383	1,266	1,971	(55)
Net increase (decrease) in net assets resulting from operations	15,081	2,673	2,325	313
Changes from principal transactions:				
Total unit transactions	(2,664)	(184)	(577)	(694)
Increase (decrease) in net assets derived from principal transactions	(2,664)	(184)	(577)	(694)
Total increase (decrease) in net assets	12,417	2,489	1,748	(381)
Net assets at December 31, 2012	115,759	20,599	22,592	2,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,072	127	97	17
Total realized gain (loss) on investments and capital gains distributions	4,779	3,793	428	319
Net unrealized appreciation (depreciation) of investments	30,085	3,481	2,542	210
Net increase (decrease) in net assets resulting from operations	35,936	7,401	3,067	546
Changes from principal transactions:				
Total unit transactions	1,981	(145)	(2,409)	(355)
Increase (decrease) in net assets derived from principal transactions	1,981	(145)	(2,409)	(355)
Total increase (decrease) in net assets	37,917	7,256	658	191
Net assets at December 31, 2013	$ 153,676	$ 27,855	$ 23,250	$ 2,610

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Franklin Small- Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Growth Fund of America - Class R-3	Growth Fund of America - Class R-4
Net assets at January 1, 2012	$ 673	$ 109,148	$ 14,365	$ 271,700
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(88)	(28)	(491)
Total realized gain (loss) on investments and capital gains distributions	108	(2,989)	(191)	2,413
Net unrealized appreciation (depreciation) of investments	(28)	20,357	2,681	48,646
Net increase (decrease) in net assets resulting from operations	76	17,280	2,462	50,568
Changes from principal transactions:				
Total unit transactions	(196)	(16,316)	(4,454)	(35,110)
Increase (decrease) in net assets derived from principal transactions	(196)	(16,316)	(4,454)	(35,110)
Total increase (decrease) in net assets	(120)	964	(1,992)	15,458
Net assets at December 31, 2012	553	110,112	12,373	287,158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	497	(81)	(1,953)
Total realized gain (loss) on investments and capital gains distributions	156	4,350	1,965	27,868
Net unrealized appreciation (depreciation) of investments	59	33,299	2,073	65,718
Net increase (decrease) in net assets resulting from operations	211	38,146	3,957	91,633
Changes from principal transactions:				
Total unit transactions	(5)	(4,257)	(416)	(14,877)
Increase (decrease) in net assets derived from principal transactions	(5)	(4,257)	(416)	(14,877)
Total increase (decrease) in net assets	206	33,889	3,541	76,756
Net assets at December 31, 2013	$ 759	$ 144,001	$ 15,914	$ 363,914

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	Income Fund of America - Class R-3	ING Balanced Portfolio - Class I
Net assets at January 1, 2012	$ 173	$ 28	$ 2,121	$ 299,261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	55	6,116
Total realized gain (loss) on investments and capital gains distributions	(7)	6	104	658
Net unrealized appreciation (depreciation) of investments	40	1	53	28,971
Net increase (decrease) in net assets resulting from operations	33	9	212	35,745
Changes from principal transactions:				
Total unit transactions	(47)	224	(348)	(29,746)
Increase (decrease) in net assets derived from principal transactions	(47)	224	(348)	(29,746)
Total increase (decrease) in net assets	(14)	233	(136)	5,999
Net assets at December 31, 2012	159	261	1,985	305,260
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	2	53	3,429
Total realized gain (loss) on investments and capital gains distributions	72	73	82	3,552
Net unrealized appreciation (depreciation) of investments	(9)	(2)	207	37,873
Net increase (decrease) in net assets resulting from operations	62	73	342	44,854
Changes from principal transactions:				
Total unit transactions	(221)	(330)	65	(33,009)
Increase (decrease) in net assets derived from principal transactions	(221)	(330)	65	(33,009)
Total increase (decrease) in net assets	(159)	(257)	407	11,845
Net assets at December 31, 2013	$ -	$ 4	$ 2,392	$ 317,105

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Growth Opportunities Fund - Class A	ING Large Cap Value Fund - Class A	ING MidCap Opportunities Fund - Class A	ING Real Estate Fund - Class A
Net assets at January 1, 2012	$ -	$ -	$ -	$ 2,098
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	34
Total realized gain (loss) on investments and capital gains distributions	-	-	-	310
Net unrealized appreciation (depreciation) of investments	-	-	-	(47)
Net increase (decrease) in net assets resulting from operations	-	-	-	297
Changes from principal transactions:				
Total unit transactions	63	-	-	(441)
Increase (decrease) in net assets derived from principal transactions	63	-	-	(441)
Total increase (decrease) in net assets	63	-	-	(144)
Net assets at December 31, 2012	63	-	-	1,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	-	34
Total realized gain (loss) on investments and capital gains distributions	6	-	-	164
Net unrealized appreciation (depreciation) of investments	16	-	-	(180)
Net increase (decrease) in net assets resulting from operations	21	-	-	18
Changes from principal transactions:				
Total unit transactions	23	6	1	(64)
Increase (decrease) in net assets derived from principal transactions	23	6	1	(64)
Total increase (decrease) in net assets	44	6	1	(46)
Net assets at December 31, 2013	$ 107	$ 6	$ 1	$ 1,908

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Value Choice Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I
Net assets at January 1, 2012	$ 3	$ 4,837	$ 3,356	$ 386,933
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	131	130	14,612
Total realized gain (loss) on investments and capital gains distributions	-	105	149	(1,690)
Net unrealized appreciation (depreciation) of investments	-	(133)	(27)	19,014
Net increase (decrease) in net assets resulting from operations	-	103	252	31,936
Changes from principal transactions:				
Total unit transactions	1	(484)	(358)	(10,406)
Increase (decrease) in net assets derived from principal transactions	1	(484)	(358)	(10,406)
Total increase (decrease) in net assets	1	(381)	(106)	21,530
Net assets at December 31, 2012	4	4,456	3,250	408,463
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	108	60	8,549
Total realized gain (loss) on investments and capital gains distributions	-	(15)	83	(1,699)
Net unrealized appreciation (depreciation) of investments	1	(202)	(197)	(11,051)
Net increase (decrease) in net assets resulting from operations	1	(109)	(54)	(4,201)
Changes from principal transactions:				
Total unit transactions	(5)	(526)	(1,190)	(56,068)
Increase (decrease) in net assets derived from principal transactions	(5)	(526)	(1,190)	(56,068)
Total increase (decrease) in net assets	(4)	(635)	(1,244)	(60,269)
Net assets at December 31, 2013	$ -	$ 3,821	$ 2,006	$ 348,194

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2012	$ 922	$ 11,294	$ 74	$ 82,025
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	(15)	-	(270)
Total realized gain (loss) on investments and capital gains distributions	5	659	4	(1,914)
Net unrealized appreciation (depreciation) of investments	34	1,411	(1)	13,222
Net increase (decrease) in net assets resulting from operations	85	2,055	3	11,038
Changes from principal transactions:				
Total unit transactions	195	1,120	20	(7,134)
Increase (decrease) in net assets derived from principal transactions	195	1,120	20	(7,134)
Total increase (decrease) in net assets	280	3,175	23	3,904
Net assets at December 31, 2012	1,202	14,469	97	85,929
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	(208)	-	301
Total realized gain (loss) on investments and capital gains distributions	33	3,070	3	(184)
Net unrealized appreciation (depreciation) of investments	(69)	5,179	(10)	25,760
Net increase (decrease) in net assets resulting from operations	(8)	8,041	(7)	25,877
Changes from principal transactions:				
Total unit transactions	(201)	10,698	(25)	(9,822)
Increase (decrease) in net assets derived from principal transactions	(201)	10,698	(25)	(9,822)
Total increase (decrease) in net assets	(209)	18,739	(32)	16,055
Net assets at December 31, 2013	$ 993	$ 33,208	$ 65	$ 101,984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Adviser Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2012	$ 551	$ 261	$ 2	$ 55,561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(57)
Total realized gain (loss) on investments and capital gains distributions	1	12	-	(3)
Net unrealized appreciation (depreciation) of investments	72	24	1	14,659
Net increase (decrease) in net assets resulting from operations	73	36	1	14,599
Changes from principal transactions:				
Total unit transactions	(122)	(3)	4	7,650
Increase (decrease) in net assets derived from principal transactions	(122)	(3)	4	7,650
Total increase (decrease) in net assets	(49)	33	5	22,249
Net assets at December 31, 2012	502	294	7	77,810
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	2	-	4,122
Total realized gain (loss) on investments and capital gains distributions	26	23	-	877
Net unrealized appreciation (depreciation) of investments	62	62	-	(2,778)
Net increase (decrease) in net assets resulting from operations	90	87	-	2,221
Changes from principal transactions:				
Total unit transactions	(304)	(52)	(1)	2,568
Increase (decrease) in net assets derived from principal transactions	(304)	(52)	(1)	2,568
Total increase (decrease) in net assets	(214)	35	(1)	4,789
Net assets at December 31, 2013	$ 288	$ 329	$ 6	$ 82,599

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Adviser Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2012	$ 18	$ 2,157	$ 48,009	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	68	203
Total realized gain (loss) on investments and capital gains distributions	-	83	1,460	9
Net unrealized appreciation (depreciation) of investments	3	228	5,407	747
Net increase (decrease) in net assets resulting from operations	3	317	6,935	959
Changes from principal transactions:				
Total unit transactions	20	(171)	(560)	26,785
Increase (decrease) in net assets derived from principal transactions	20	(171)	(560)	26,785
Total increase (decrease) in net assets	23	146	6,375	27,744
Net assets at December 31, 2012	41	2,303	54,384	27,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	13	253	92
Total realized gain (loss) on investments and capital gains distributions	1	151	4,992	1,104
Net unrealized appreciation (depreciation) of investments	(1)	(120)	(4,567)	8,741
Net increase (decrease) in net assets resulting from operations	-	44	678	9,937
Changes from principal transactions:				
Total unit transactions	(3)	(419)	(4,849)	(1,212)
Increase (decrease) in net assets derived from principal transactions	(3)	(419)	(4,849)	(1,212)
Total increase (decrease) in net assets	(3)	(375)	(4,171)	8,725
Net assets at December 31, 2013	$ 38	$ 1,928	$ 50,213	$ 36,469

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	ING Global Resources Portfolio - Adviser Class	ING Global Resources Portfolio - Institutional Class
Net assets at January 1, 2012	$ 64,098	$ 12	$ 2	$ 30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(241)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	6,808	-	-	(1)
Net unrealized appreciation (depreciation) of investments	1,405	2	-	-
Net increase (decrease) in net assets resulting from operations	7,972	2	-	(1)
Changes from principal transactions:				
Total unit transactions	(23,579)	(6)	-	(3)
Increase (decrease) in net assets derived from principal transactions	(23,579)	(6)	-	(3)
Total increase (decrease) in net assets	(15,607)	(4)	-	(4)
Net assets at December 31, 2012	48,491	8	2	26
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(247)	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3,729	-	-	-
Net unrealized appreciation (depreciation) of investments	12,595	8	-	3
Net increase (decrease) in net assets resulting from operations	16,077	8	-	3
Changes from principal transactions:				
Total unit transactions	(4,916)	22	(1)	(1)
Increase (decrease) in net assets derived from principal transactions	(4,916)	22	(1)	(1)
Total increase (decrease) in net assets	11,161	30	(1)	2
Net assets at December 31, 2013	$ 59,652	$ 38	$ 1	$ 28

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Growth and Income Portfolio - Institutional Class	ING Invesco Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
Net assets at January 1, 2012	$ 122,291	$ -	$ 19,901	$ 286
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(243)	(9)	246	(1)
Total realized gain (loss) on investments and capital gains distributions	(7,450)	3	1,289	1
Net unrealized appreciation (depreciation) of investments	3,008	195	1,128	54
Net increase (decrease) in net assets resulting from operations	(4,685)	189	2,663	54
Changes from principal transactions:				
Total unit transactions	(15,872)	6,379	(4,723)	(33)
Increase (decrease) in net assets derived from principal transactions	(15,872)	6,379	(4,723)	(33)
Total increase (decrease) in net assets	(20,557)	6,568	(2,060)	21
Net assets at December 31, 2012	101,734	6,568	17,841	307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(61)	103	94	1
Total realized gain (loss) on investments and capital gains distributions	(7,064)	163	1,502	1
Net unrealized appreciation (depreciation) of investments	18,734	2,335	4,579	(18)
Net increase (decrease) in net assets resulting from operations	11,609	2,601	6,175	(16)
Changes from principal transactions:				
Total unit transactions	(15,676)	3,088	1,929	(26)
Increase (decrease) in net assets derived from principal transactions	(15,676)	3,088	1,929	(26)
Total increase (decrease) in net assets	(4,067)	5,689	8,104	(42)
Net assets at December 31, 2013	$ 97,667	$ 12,257	$ 25,945	$ 265

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2012	$ 28,902	$ 23,894	$ 9	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(318)	(264)	-	(12)
Total realized gain (loss) on investments and capital gains distributions	(562)	(448)	-	10
Net unrealized appreciation (depreciation) of investments	5,934	4,740	2	360
Net increase (decrease) in net assets resulting from operations	5,054	4,028	2	358
Changes from principal transactions:				
Total unit transactions	(1,485)	(1,613)	5	8,655
Increase (decrease) in net assets derived from principal transactions	(1,485)	(1,613)	5	8,655
Total increase (decrease) in net assets	3,569	2,415	7	9,013
Net assets at December 31, 2012	32,471	26,309	16	9,013
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	(37)	-	72
Total realized gain (loss) on investments and capital gains distributions	2,441	2,606	-	683
Net unrealized appreciation (depreciation) of investments	(4,555)	(4,249)	5	3,736
Net increase (decrease) in net assets resulting from operations	(2,092)	(1,680)	5	4,491
Changes from principal transactions:				
Total unit transactions	(6,137)	(4,185)	1	5,965
Increase (decrease) in net assets derived from principal transactions	(6,137)	(4,185)	1	5,965
Total increase (decrease) in net assets	(8,229)	(5,865)	6	10,456
Net assets at December 31, 2013	$ 24,242	$ 20,444	$ 22	$ 19,469

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Adviser Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Growth Portfolio - Service Class
Net assets at January 1, 2012	$ 8,714	$ 113	$ 133,022	$ 266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	-	(646)	(1)
Total realized gain (loss) on investments and capital gains distributions	2,108	1	1,995	9
Net unrealized appreciation (depreciation) of investments	(410)	18	22,687	28
Net increase (decrease) in net assets resulting from operations	1,640	19	24,036	36
Changes from principal transactions:				
Total unit transactions	(1,952)	23	36,282	36
Increase (decrease) in net assets derived from principal transactions	(1,952)	23	36,282	36
Total increase (decrease) in net assets	(312)	42	60,318	72
Net assets at December 31, 2012	8,402	155	193,340	338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	-	(778)	-
Total realized gain (loss) on investments and capital gains distributions	983	5	6,024	87
Net unrealized appreciation (depreciation) of investments	3,319	40	53,594	200
Net increase (decrease) in net assets resulting from operations	4,282	45	58,840	287
Changes from principal transactions:				
Total unit transactions	5,308	(13)	2,412	1,347
Increase (decrease) in net assets derived from principal transactions	5,308	(13)	2,412	1,347
Total increase (decrease) in net assets	9,590	32	61,252	1,634
Net assets at December 31, 2013	$ 17,992	$ 187	$ 254,592	$ 1,972

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Adviser Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Adviser Class
Net assets at January 1, 2012	$ -	$ 212,312	$ 821	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3,471	14	-
Total realized gain (loss) on investments and capital gains distributions	-	(1,938)	19	-
Net unrealized appreciation (depreciation) of investments	-	26,310	65	-
Net increase (decrease) in net assets resulting from operations	-	27,843	98	-
Changes from principal transactions:				
Total unit transactions	-	(22,790)	(211)	17
Increase (decrease) in net assets derived from principal transactions	-	(22,790)	(211)	17
Total increase (decrease) in net assets	-	5,053	(113)	17
Net assets at December 31, 2012	-	217,365	708	17
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3,519	12	-
Total realized gain (loss) on investments and capital gains distributions	-	4,284	61	-
Net unrealized appreciation (depreciation) of investments	3	61,994	169	-
Net increase (decrease) in net assets resulting from operations	3	69,797	242	-
Changes from principal transactions:				
Total unit transactions	26	55,179	309	1
Increase (decrease) in net assets derived from principal transactions	26	55,179	309	1
Total increase (decrease) in net assets	29	124,976	551	1
Net assets at December 31, 2013	$ 29	$ 342,341	$ 1,259	$ 18

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class
Net assets at January 1, 2012	$ 8,799	$ 570	$ 1,120	$ 55,604
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(1)	21	946
Total realized gain (loss) on investments and capital gains distributions	333	116	9	(1,062)
Net unrealized appreciation (depreciation) of investments	726	(41)	82	5,694
Net increase (decrease) in net assets resulting from operations	1,029	74	112	5,578
Changes from principal transactions:				
Total unit transactions	(115)	(547)	(93)	(5,080)
Increase (decrease) in net assets derived from principal transactions	(115)	(547)	(93)	(5,080)
Total increase (decrease) in net assets	914	(473)	19	498
Net assets at December 31, 2012	9,713	97	1,139	56,102
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	-	20	765
Total realized gain (loss) on investments and capital gains distributions	1,264	6	83	(238)
Net unrealized appreciation (depreciation) of investments	2,117	21	88	9,177
Net increase (decrease) in net assets resulting from operations	3,386	27	191	9,704
Changes from principal transactions:				
Total unit transactions	(93)	(25)	(296)	(2,771)
Increase (decrease) in net assets derived from principal transactions	(93)	(25)	(296)	(2,771)
Total increase (decrease) in net assets	3,293	2	(105)	6,933
Net assets at December 31, 2013	$ 13,006	$ 99	$ 1,034	$ 63,035

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Morgan Stanley Global Franchise Portfolio - Adviser Class	ING Multi-Manager Large Cap Core Portfolio - Institutional Class
Net assets at January 1, 2012	$ 24,886	$ 42,549	$ 15	$ 19,761
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	360	972	1	160
Total realized gain (loss) on investments and capital gains distributions	(436)	(1,005)	1	(656)
Net unrealized appreciation (depreciation) of investments	2,548	5,203	1	2,289
Net increase (decrease) in net assets resulting from operations	2,472	5,170	3	1,793
Changes from principal transactions:				
Total unit transactions	(1,679)	(2,159)	13	(1,923)
Increase (decrease) in net assets derived from principal transactions	(1,679)	(2,159)	13	(1,923)
Total increase (decrease) in net assets	793	3,011	16	(130)
Net assets at December 31, 2012	25,679	45,560	31	19,631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	319	544	1	53
Total realized gain (loss) on investments and capital gains distributions	(298)	(117)	2	76
Net unrealized appreciation (depreciation) of investments	4,398	8,167	3	5,597
Net increase (decrease) in net assets resulting from operations	4,419	8,594	6	5,726
Changes from principal transactions:				
Total unit transactions	(1,309)	(1,751)	-	(919)
Increase (decrease) in net assets derived from principal transactions	(1,309)	(1,751)	-	(919)
Total increase (decrease) in net assets	3,110	6,843	6	4,807
Net assets at December 31, 2013	$ 28,789	$ 52,403	$ 37	$ 24,438

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Multi-Manager Large Cap Core Portfolio - Service Class	ING PIMCO High Yield Portfolio - Adviser Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2012	$ 271	$ 29	$ 10,100	$ 23,607
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	2	910	1,628
Total realized gain (loss) on investments and capital gains distributions	12	1	103	1,219
Net unrealized appreciation (depreciation) of investments	10	2	993	740
Net increase (decrease) in net assets resulting from operations	23	5	2,006	3,587
Changes from principal transactions:				
Total unit transactions	(21)	17	16,552	3,655
Increase (decrease) in net assets derived from principal transactions	(21)	17	16,552	3,655
Total increase (decrease) in net assets	2	22	18,558	7,242
Net assets at December 31, 2012	273	51	28,658	30,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	3	1,607	1,441
Total realized gain (loss) on investments and capital gains distributions	10	1	328	417
Net unrealized appreciation (depreciation) of investments	66	(1)	(478)	(563)
Net increase (decrease) in net assets resulting from operations	75	3	1,457	1,295
Changes from principal transactions:				
Total unit transactions	(10)	(8)	1,000	(4,805)
Increase (decrease) in net assets derived from principal transactions	(10)	(8)	1,000	(4,805)
Total increase (decrease) in net assets	65	(5)	2,457	(3,510)
Net assets at December 31, 2013	$ 338	$ 46	$ 31,115	$ 27,339

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
Net assets at January 1, 2012	$ -	$ 80,950	$ 359	$ 146
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	163	-	2
Total realized gain (loss) on investments and capital gains distributions	-	(2,119)	44	5
Net unrealized appreciation (depreciation) of investments	1	9,869	(12)	15
Net increase (decrease) in net assets resulting from operations	1	7,913	32	22
Changes from principal transactions:				
Total unit transactions	22	(12,837)	(13)	27
Increase (decrease) in net assets derived from principal transactions	22	(12,837)	(13)	27
Total increase (decrease) in net assets	23	(4,924)	19	49
Net assets at December 31, 2012	23	76,026	378	195
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	239	1	2
Total realized gain (loss) on investments and capital gains distributions	5	16,419	96	17
Net unrealized appreciation (depreciation) of investments	(1)	(3,035)	(30)	28
Net increase (decrease) in net assets resulting from operations	4	13,623	67	47
Changes from principal transactions:				
Total unit transactions	(27)	(89,649)	(445)	104
Increase (decrease) in net assets derived from principal transactions	(27)	(89,649)	(445)	104
Total increase (decrease) in net assets	(23)	(76,026)	(378)	151
Net assets at December 31, 2013	$ -	$ -	$ -	$ 346

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2012	$ -	$ 396,097	$ 1,447	$ 100,170
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,564	2,330	21	1,250
Total realized gain (loss) on investments and capital gains distributions	67	6,039	(13)	(4,005)
Net unrealized appreciation (depreciation) of investments	2,037	43,843	229	18,433
Net increase (decrease) in net assets resulting from operations	3,668	52,212	237	15,678
Changes from principal transactions:				
Total unit transactions	108,746	(70,561)	(46)	(11,280)
Increase (decrease) in net assets derived from principal transactions	108,746	(70,561)	(46)	(11,280)
Total increase (decrease) in net assets	112,414	(18,349)	191	4,398
Net assets at December 31, 2012	112,414	377,748	1,638	104,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,379	859	17	1,028
Total realized gain (loss) on investments and capital gains distributions	9,700	30,663	118	(30)
Net unrealized appreciation (depreciation) of investments	15,535	51,011	309	27,497
Net increase (decrease) in net assets resulting from operations	26,614	82,533	444	28,495
Changes from principal transactions:				
Total unit transactions	20,691	29,213	(289)	(10,602)
Increase (decrease) in net assets derived from principal transactions	20,691	29,213	(289)	(10,602)
Total increase (decrease) in net assets	47,305	111,746	155	17,893
Net assets at December 31, 2013	$ 159,719	$ 489,494	$ 1,793	$ 122,461

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price International Stock Portfolio - Adviser Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2012	$ 83	$ 6,872	$ 709	$ 3,825
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(50)	9	34
Total realized gain (loss) on investments and capital gains distributions	-	(186)	(24)	180
Net unrealized appreciation (depreciation) of investments	14	1,417	153	564
Net increase (decrease) in net assets resulting from operations	14	1,181	138	778
Changes from principal transactions:				
Total unit transactions	5	(499)	(6)	220
Increase (decrease) in net assets derived from principal transactions	5	(499)	(6)	220
Total increase (decrease) in net assets	19	682	132	998
Net assets at December 31, 2012	102	7,554	841	4,823
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	7	37
Total realized gain (loss) on investments and capital gains distributions	1	320	122	551
Net unrealized appreciation (depreciation) of investments	12	632	72	963
Net increase (decrease) in net assets resulting from operations	14	960	201	1,551
Changes from principal transactions:				
Total unit transactions	4	(616)	(229)	585
Increase (decrease) in net assets derived from principal transactions	4	(616)	(229)	585
Total increase (decrease) in net assets	18	344	(28)	2,136
Net assets at December 31, 2013	$ 120	$ 7,898	$ 813	$ 6,959

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Institutional Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Small Cap Fund - Class A
Net assets at January 1, 2012	$ 6,870	$ 341,904	$ 63	$ 1,134
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	135	(2,376)	3	5
Total realized gain (loss) on investments and capital gains distributions	81	1	1	113
Net unrealized appreciation (depreciation) of investments	866	-	13	(49)
Net increase (decrease) in net assets resulting from operations	1,082	(2,375)	17	69
Changes from principal transactions:				
Total unit transactions	(52)	(44,242)	12	(785)
Increase (decrease) in net assets derived from principal transactions	(52)	(44,242)	12	(785)
Total increase (decrease) in net assets	1,030	(46,617)	29	(716)
Net assets at December 31, 2012	7,900	295,287	92	418
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	228	(2,221)	2	5
Total realized gain (loss) on investments and capital gains distributions	313	53	2	24
Net unrealized appreciation (depreciation) of investments	2,506	-	(1)	84
Net increase (decrease) in net assets resulting from operations	3,047	(2,168)	3	113
Changes from principal transactions:				
Total unit transactions	3,449	(11,628)	40	(31)
Increase (decrease) in net assets derived from principal transactions	3,449	(11,628)	40	(31)
Total increase (decrease) in net assets	6,496	(13,796)	43	82
Net assets at December 31, 2013	$ 14,396	$ 281,491	$ 135	$ 500

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Initial Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Adviser Class
Net assets at January 1, 2012	$ 110	$ 5	$ 44,006	$ 1,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(12)	198	(5)
Total realized gain (loss) on investments and capital gains distributions	12	12	3,584	31
Net unrealized appreciation (depreciation) of investments	4	494	2,675	204
Net increase (decrease) in net assets resulting from operations	17	494	6,457	230
Changes from principal transactions:				
Total unit transactions	(8)	9,529	(6,823)	(44)
Increase (decrease) in net assets derived from principal transactions	(8)	9,529	(6,823)	(44)
Total increase (decrease) in net assets	9	10,023	(366)	186
Net assets at December 31, 2012	119	10,028	43,640	1,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	137	192	2
Total realized gain (loss) on investments and capital gains distributions	10	816	4,372	711
Net unrealized appreciation (depreciation) of investments	25	3,056	8,849	(382)
Net increase (decrease) in net assets resulting from operations	36	4,009	13,413	331
Changes from principal transactions:				
Total unit transactions	(15)	5,510	397	(1,179)
Increase (decrease) in net assets derived from principal transactions	(15)	5,510	397	(1,179)
Total increase (decrease) in net assets	21	9,519	13,810	(848)
Net assets at December 31, 2013	$ 140	$ 19,547	$ 57,450	$ 571

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Contrarian Core Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Adviser Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2012	$ 121,607	$ 11,915	$ 234	$ 3,093
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,054)	(82)	-	(23)
Total realized gain (loss) on investments and capital gains distributions	5,569	(213)	-	129
Net unrealized appreciation (depreciation) of investments	17,045	1,621	33	301
Net increase (decrease) in net assets resulting from operations	21,560	1,326	33	407
Changes from principal transactions:				
Total unit transactions	(13,596)	(1,144)	12	(208)
Increase (decrease) in net assets derived from principal transactions	(13,596)	(1,144)	12	(208)
Total increase (decrease) in net assets	7,964	182	45	199
Net assets at December 31, 2012	129,571	12,097	279	3,292
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	709	56	1	(4)
Total realized gain (loss) on investments and capital gains distributions	11,851	857	12	262
Net unrealized appreciation (depreciation) of investments	37,584	2,980	67	1,113
Net increase (decrease) in net assets resulting from operations	50,144	3,893	80	1,371
Changes from principal transactions:				
Total unit transactions	6,320	(1,314)	(89)	595
Increase (decrease) in net assets derived from principal transactions	6,320	(1,314)	(89)	595
Total increase (decrease) in net assets	56,464	2,579	(9)	1,966
Net assets at December 31, 2013	$ 186,035	$ 14,676	$ 270	$ 5,258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Global Bond Portfolio - Adviser Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Net assets at January 1, 2012	$ 7,970	$ 413	$ 155,537	$ 891
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	22	8,003	58
Total realized gain (loss) on investments and capital gains distributions	1,149	7	2,504	(16)
Net unrealized appreciation (depreciation) of investments	(192)	(1)	(218)	30
Net increase (decrease) in net assets resulting from operations	926	28	10,289	72
Changes from principal transactions:				
Total unit transactions	(4,353)	(53)	(14,428)	338
Increase (decrease) in net assets derived from principal transactions	(4,353)	(53)	(14,428)	338
Total increase (decrease) in net assets	(3,427)	(25)	(4,139)	410
Net assets at December 31, 2012	4,543	388	151,398	1,301
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	5	1,498	13
Total realized gain (loss) on investments and capital gains distributions	344	10	2,385	(1)
Net unrealized appreciation (depreciation) of investments	1,021	(32)	(11,188)	(65)
Net increase (decrease) in net assets resulting from operations	1,347	(17)	(7,305)	(53)
Changes from principal transactions:				
Total unit transactions	(1,229)	(48)	(30,595)	(293)
Increase (decrease) in net assets derived from principal transactions	(1,229)	(48)	(30,595)	(293)
Total increase (decrease) in net assets	118	(65)	(37,900)	(346)
Net assets at December 31, 2013	$ 4,661	$ 323	$ 113,498	$ 955

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Adviser Class	ING Growth and Income Core Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Initial Class	ING Index Solution 2015 Portfolio - Service Class
Net assets at January 1, 2012	$ 614	$ 75,735	$ 11	$ 552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(455)	1	8
Total realized gain (loss) on investments and capital gains distributions	(11)	785	5	19
Net unrealized appreciation (depreciation) of investments	64	5,513	4	30
Net increase (decrease) in net assets resulting from operations	51	5,843	10	57
Changes from principal transactions:				
Total unit transactions	(38)	(11,204)	249	178
Increase (decrease) in net assets derived from principal transactions	(38)	(11,204)	249	178
Total increase (decrease) in net assets	13	(5,361)	259	235
Net assets at December 31, 2012	627	70,374	270	787
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	467	7	7
Total realized gain (loss) on investments and capital gains distributions	12	11,568	16	57
Net unrealized appreciation (depreciation) of investments	31	(6,709)	17	(3)
Net increase (decrease) in net assets resulting from operations	45	5,326	40	61
Changes from principal transactions:				
Total unit transactions	(672)	(75,700)	321	(262)
Increase (decrease) in net assets derived from principal transactions	(672)	(75,700)	321	(262)
Total increase (decrease) in net assets	(627)	(70,374)	361	(201)
Net assets at December 31, 2013	$ -	$ -	$ 631	$ 586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Initial Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 798	$ 78	$ 49	$ 2,003
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	2	1	13
Total realized gain (loss) on investments and capital gains distributions	27	26	2	63
Net unrealized appreciation (depreciation) of investments	38	13	5	177
Net increase (decrease) in net assets resulting from operations	73	41	8	253
Changes from principal transactions:				
Total unit transactions	110	357	30	307
Increase (decrease) in net assets derived from principal transactions	110	357	30	307
Total increase (decrease) in net assets	183	398	38	560
Net assets at December 31, 2012	981	476	87	2,563
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	4	6	27
Total realized gain (loss) on investments and capital gains distributions	36	25	19	105
Net unrealized appreciation (depreciation) of investments	39	92	54	345
Net increase (decrease) in net assets resulting from operations	89	121	79	477
Changes from principal transactions:				
Total unit transactions	115	641	935	727
Increase (decrease) in net assets derived from principal transactions	115	641	935	727
Total increase (decrease) in net assets	204	762	1,014	1,204
Net assets at December 31, 2013	$ 1,185	$ 1,238	$ 1,101	$ 3,767

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Initial Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Initial Class
Net assets at January 1, 2012	$ 42	$ 80	$ 1,557	$ 17
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	6	-
Total realized gain (loss) on investments and capital gains distributions	20	4	60	2
Net unrealized appreciation (depreciation) of investments	13	11	155	2
Net increase (decrease) in net assets resulting from operations	34	16	221	4
Changes from principal transactions:				
Total unit transactions	296	73	37	27
Increase (decrease) in net assets derived from principal transactions	296	73	37	27
Total increase (decrease) in net assets	330	89	258	31
Net assets at December 31, 2012	372	169	1,815	48
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	3	12	1
Total realized gain (loss) on investments and capital gains distributions	23	8	85	8
Net unrealized appreciation (depreciation) of investments	115	46	315	33
Net increase (decrease) in net assets resulting from operations	140	57	412	42
Changes from principal transactions:				
Total unit transactions	793	278	349	290
Increase (decrease) in net assets derived from principal transactions	793	278	349	290
Total increase (decrease) in net assets	933	335	761	332
Net assets at December 31, 2013	$ 1,305	$ 504	$ 2,576	$ 380

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Initial Class	ING Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2012	$ 19	$ 923	$ -	$ 64
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	4	-	(1)
Total realized gain (loss) on investments and capital gains distributions	1	32	-	-
Net unrealized appreciation (depreciation) of investments	3	116	1	12
Net increase (decrease) in net assets resulting from operations	4	152	1	11
Changes from principal transactions:				
Total unit transactions	11	233	19	127
Increase (decrease) in net assets derived from principal transactions	11	233	19	127
Total increase (decrease) in net assets	15	385	20	138
Net assets at December 31, 2012	34	1,308	20	202
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	-	(1)
Total realized gain (loss) on investments and capital gains distributions	5	86	1	26
Net unrealized appreciation (depreciation) of investments	27	232	14	13
Net increase (decrease) in net assets resulting from operations	33	323	15	38
Changes from principal transactions:				
Total unit transactions	298	190	118	6
Increase (decrease) in net assets derived from principal transactions	298	190	118	6
Total increase (decrease) in net assets	331	513	133	44
Net assets at December 31, 2013	$ 365	$ 1,821	$ 153	$ 246

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Initial Class	ING Index Solution Income Portfolio - Service Class	ING Index Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 53	$ -	$ 645	$ 186
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	12	4
Total realized gain (loss) on investments and capital gains distributions	1	-	24	8
Net unrealized appreciation (depreciation) of investments	9	-	15	3
Net increase (decrease) in net assets resulting from operations	9	-	51	15
Changes from principal transactions:				
Total unit transactions	30	-	437	25
Increase (decrease) in net assets derived from principal transactions	30	-	437	25
Total increase (decrease) in net assets	39	-	488	40
Net assets at December 31, 2012	92	-	1,133	226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	26	5
Total realized gain (loss) on investments and capital gains distributions	7	-	46	8
Net unrealized appreciation (depreciation) of investments	26	-	(2)	2
Net increase (decrease) in net assets resulting from operations	33	-	70	15
Changes from principal transactions:				
Total unit transactions	92	10	(370)	18
Increase (decrease) in net assets derived from principal transactions	92	10	(370)	18
Total increase (decrease) in net assets	125	10	(300)	33
Net assets at December 31, 2013	$ 217	$ 10	$ 833	$ 259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Comstock Portfolio - Adviser Class	ING Invesco Comstock Portfolio - Service Class	ING Invesco Equity and Income Portfolio - Adviser Class	ING Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2012	$ 297	$ 46,669	$ 649	$ 228,833
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	113	9	3,193
Total realized gain (loss) on investments and capital gains distributions	(1)	(827)	-	2,051
Net unrealized appreciation (depreciation) of investments	51	8,500	69	20,647
Net increase (decrease) in net assets resulting from operations	52	7,786	78	25,891
Changes from principal transactions:				
Total unit transactions	(15)	(5,656)	(15)	(21,897)
Increase (decrease) in net assets derived from principal transactions	(15)	(5,656)	(15)	(21,897)
Total increase (decrease) in net assets	37	2,130	63	3,994
Net assets at December 31, 2012	334	48,799	712	232,827
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(109)	5	1,037
Total realized gain (loss) on investments and capital gains distributions	5	604	11	7,732
Net unrealized appreciation (depreciation) of investments	108	16,385	146	44,611
Net increase (decrease) in net assets resulting from operations	114	16,880	162	53,380
Changes from principal transactions:				
Total unit transactions	(4)	4,149	(63)	(25,897)
Increase (decrease) in net assets derived from principal transactions	(4)	4,149	(63)	(25,897)
Total increase (decrease) in net assets	110	21,029	99	27,483
Net assets at December 31, 2013	$ 444	$ 69,828	$ 811	$ 260,310

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Invesco Equity and Income Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2012	$ 229	$ 308	$ -	$ 30,683
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	1	7	(68)
Total realized gain (loss) on investments and capital gains distributions	2	5	-	258
Net unrealized appreciation (depreciation) of investments	23	52	6	5,803
Net increase (decrease) in net assets resulting from operations	27	58	13	5,993
Changes from principal transactions:				
Total unit transactions	21	(18)	891	3,761
Increase (decrease) in net assets derived from principal transactions	21	(18)	891	3,761
Total increase (decrease) in net assets	48	40	904	9,754
Net assets at December 31, 2012	277	348	904	40,437
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	8	(157)
Total realized gain (loss) on investments and capital gains distributions	30	67	173	2,988
Net unrealized appreciation (depreciation) of investments	31	25	544	10,591
Net increase (decrease) in net assets resulting from operations	61	92	725	13,422
Changes from principal transactions:				
Total unit transactions	(38)	(76)	3,316	6,315
Increase (decrease) in net assets derived from principal transactions	(38)	(76)	3,316	6,315
Total increase (decrease) in net assets	23	16	4,041	19,737
Net assets at December 31, 2013	$ 300	$ 364	$ 4,945	$ 60,174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Net assets at January 1, 2012	$ 515	$ 498,449	$ 638	$ 2,578
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1,615	1	69
Total realized gain (loss) on investments and capital gains distributions	6	7,623	(26)	-
Net unrealized appreciation (depreciation) of investments	96	87,172	157	118
Net increase (decrease) in net assets resulting from operations	105	96,410	132	187
Changes from principal transactions:				
Total unit transactions	(19)	(54,144)	45	(90)
Increase (decrease) in net assets derived from principal transactions	(19)	(54,144)	45	(90)
Total increase (decrease) in net assets	86	42,266	177	97
Net assets at December 31, 2012	601	540,715	815	2,675
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	2,054	2	65
Total realized gain (loss) on investments and capital gains distributions	84	19,950	15	(3)
Net unrealized appreciation (depreciation) of investments	57	112,073	195	(118)
Net increase (decrease) in net assets resulting from operations	145	134,077	212	(56)
Changes from principal transactions:				
Total unit transactions	(137)	(53,733)	34	(624)
Increase (decrease) in net assets derived from principal transactions	(137)	(53,733)	34	(624)
Total increase (decrease) in net assets	8	80,344	246	(680)
Net assets at December 31, 2013	$ 609	$ 621,059	$ 1,061	$ 1,995

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Net assets at January 1, 2012	$ 78	$ 232,928	$ 19,191	$ 393
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	5,206	1,085	21
Total realized gain (loss) on investments and capital gains distributions	2	28	533	9
Net unrealized appreciation (depreciation) of investments	1	11,038	1,311	29
Net increase (decrease) in net assets resulting from operations	11	16,272	2,929	59
Changes from principal transactions:				
Total unit transactions	233	6,766	1,256	14
Increase (decrease) in net assets derived from principal transactions	233	6,766	1,256	14
Total increase (decrease) in net assets	244	23,038	4,185	73
Net assets at December 31, 2012	322	255,966	23,376	466
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	5,470	1,156	21
Total realized gain (loss) on investments and capital gains distributions	4	4,096	661	5
Net unrealized appreciation (depreciation) of investments	(27)	(16,754)	1,202	31
Net increase (decrease) in net assets resulting from operations	(8)	(7,188)	3,019	57
Changes from principal transactions:				
Total unit transactions	824	(47,551)	9,523	175
Increase (decrease) in net assets derived from principal transactions	824	(47,551)	9,523	175
Total increase (decrease) in net assets	816	(54,739)	12,542	232
Net assets at December 31, 2013	$ 1,138	$ 201,227	$ 35,918	$ 698

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 805	$ -	$ 60,328	$ 13,912
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(2)	2,171	394
Total realized gain (loss) on investments and capital gains distributions	1	-	(890)	197
Net unrealized appreciation (depreciation) of investments	55	27	5,170	648
Net increase (decrease) in net assets resulting from operations	86	25	6,451	1,239
Changes from principal transactions:				
Total unit transactions	(17)	1,251	399	(4,569)
Increase (decrease) in net assets derived from principal transactions	(17)	1,251	399	(4,569)
Total increase (decrease) in net assets	69	1,276	6,850	(3,330)
Net assets at December 31, 2012	874	1,276	67,178	10,582
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	50	1,611	250
Total realized gain (loss) on investments and capital gains distributions	2	15	427	188
Net unrealized appreciation (depreciation) of investments	48	71	3,313	377
Net increase (decrease) in net assets resulting from operations	74	136	5,351	815
Changes from principal transactions:				
Total unit transactions	(29)	354	(4,826)	(1,253)
Increase (decrease) in net assets derived from principal transactions	(29)	354	(4,826)	(1,253)
Total increase (decrease) in net assets	45	490	525	(438)
Net assets at December 31, 2013	$ 919	$ 1,766	$ 67,703	$ 10,144

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Initial Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 387	$ -	$ 92,206	$ 19,675
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(1)	1,933	307
Total realized gain (loss) on investments and capital gains distributions	2	-	(958)	332
Net unrealized appreciation (depreciation) of investments	39	16	10,876	1,291
Net increase (decrease) in net assets resulting from operations	50	15	11,851	1,930
Changes from principal transactions:				
Total unit transactions	(10)	506	6,443	(6,006)
Increase (decrease) in net assets derived from principal transactions	(10)	506	6,443	(6,006)
Total increase (decrease) in net assets	40	521	18,294	(4,076)
Net assets at December 31, 2012	427	521	110,500	15,599
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	14	1,767	225
Total realized gain (loss) on investments and capital gains distributions	7	3	(266)	655
Net unrealized appreciation (depreciation) of investments	54	81	16,037	1,280
Net increase (decrease) in net assets resulting from operations	68	98	17,538	2,160
Changes from principal transactions:				
Total unit transactions	13	169	3,388	(2,715)
Increase (decrease) in net assets derived from principal transactions	13	169	3,388	(2,715)
Total increase (decrease) in net assets	81	267	20,926	(555)
Net assets at December 31, 2013	$ 508	$ 788	$ 131,426	$ 15,044

The accompanying notes are an integral part of these financial statements.


VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)


	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Initial Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 338	$ -	$ 76,467	$ 16,464
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(2)	1,170	214
Total realized gain (loss) on investments and capital gains distributions	12	-	(899)	237
Net unrealized appreciation (depreciation) of investments	27	49	11,044	1,505
Net increase (decrease) in net assets resulting from operations	44	47	11,315	1,956
Changes from principal transactions:				
Total unit transactions	(116)	1,252	9,167	(3,265)
Increase (decrease) in net assets derived from principal transactions	(116)	1,252	9,167	(3,265)
Total increase (decrease) in net assets	(72)	1,299	20,482	(1,309)
Net assets at December 31, 2012	266	1,299	96,949	15,155
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	25	1,226	142
Total realized gain (loss) on investments and capital gains distributions	19	2	(2)	968
Net unrealized appreciation (depreciation) of investments	23	255	18,458	1,442
Net increase (decrease) in net assets resulting from operations	44	282	19,682	2,552
Changes from principal transactions:				
Total unit transactions	(95)	202	6,441	(3,919)
Increase (decrease) in net assets derived from principal transactions	(95)	202	6,441	(3,919)
Total increase (decrease) in net assets	(51)	484	26,123	(1,367)
Net assets at December 31, 2013	$ 215	$ 1,783	$ 123,072	$ 13,788


The accompanying notes are an integral part of these financial statements.

173


VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Initial Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 115	$ -	$ 55,372	$ 13,383
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	646	127
Total realized gain (loss) on investments and capital gains distributions	-	6	(726)	141
Net unrealized appreciation (depreciation) of investments	14	29	8,414	1,211
Net increase (decrease) in net assets resulting from operations	16	34	8,334	1,479
Changes from principal transactions:				
Total unit transactions	(14)	769	6,371	(3,316)
Increase (decrease) in net assets derived from principal transactions	(14)	769	6,371	(3,316)
Total increase (decrease) in net assets	2	803	14,705	(1,837)
Net assets at December 31, 2012	117	803	70,077	11,546
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	16	706	71
Total realized gain (loss) on investments and capital gains distributions	7	7	234	1,431
Net unrealized appreciation (depreciation) of investments	15	205	15,565	510
Net increase (decrease) in net assets resulting from operations	24	228	16,505	2,012
Changes from principal transactions:				
Total unit transactions	(33)	282	4,116	(5,341)
Increase (decrease) in net assets derived from principal transactions	(33)	282	4,116	(5,341)
Total increase (decrease) in net assets	(9)	510	20,621	(3,329)
Net assets at December 31, 2013	$ 108	$ 1,313	$ 90,698	$ 8,217

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution 2055 Portfolio - Initial Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Balanced Portfolio - Service Class
Net assets at January 1, 2012	$ -	$ 1,414	$ 259	$ 1,775
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	5	1	15
Total realized gain (loss) on investments and capital gains distributions	-	21	4	76
Net unrealized appreciation (depreciation) of investments	-	267	32	145
Net increase (decrease) in net assets resulting from operations	-	293	37	236
Changes from principal transactions:				
Total unit transactions	124	1,677	142	262
Increase (decrease) in net assets derived from principal transactions	124	1,677	142	262
Total increase (decrease) in net assets	124	1,970	179	498
Net assets at December 31, 2012	124	3,384	438	2,273
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	23	2	36
Total realized gain (loss) on investments and capital gains distributions	2	366	68	139
Net unrealized appreciation (depreciation) of investments	26	705	45	201
Net increase (decrease) in net assets resulting from operations	29	1,094	115	376
Changes from principal transactions:				
Total unit transactions	2	2,994	130	853
Increase (decrease) in net assets derived from principal transactions	2	2,994	130	853
Total increase (decrease) in net assets	31	4,088	245	1,229
Net assets at December 31, 2013	$ 155	$ 7,472	$ 683	$ 3,502

The accompanying notes are an integral part of these financial statements.

175


VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)


	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Initial Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2012	$ 303	$ -	$ 13,757	$ 2,646
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	10	(3)	577	90
Total realized gain (loss) on investments and capital gains distributions	4	-	489	11
Net unrealized appreciation (depreciation) of investments	11	33	150	105
Net increase (decrease) in net assets resulting from operations	25	30	1,216	206
Changes from principal transactions:				
Total unit transactions	(71)	1,938	(1,729)	(782)
Increase (decrease) in net assets derived from principal transactions	(71)	1,938	(1,729)	(782)
Total increase (decrease) in net assets	(46)	1,968	(513)	(576)
Net assets at December 31, 2012	257	1,968	13,244	2,070
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	68	417	54
Total realized gain (loss) on investments and capital gains distributions	3	10	197	37
Net unrealized appreciation (depreciation) of investments	6	67	274	12
Net increase (decrease) in net assets resulting from operations	16	145	888	103
Changes from principal transactions:				
Total unit transactions	(52)	442	987	(778)
Increase (decrease) in net assets derived from principal transactions	(52)	442	987	(778)
Total increase (decrease) in net assets	(36)	587	1,875	(675)
Net assets at December 31, 2013	$ 221	$ 2,555	$ 15,119	$ 1,395


The accompanying notes are an integral part of these financial statements.


Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Solution Moderately Conservative Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2012	$ 3,018	$ 409	$ 309,528	$ 580
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	31	(2)	(1,673)	(3)
Total realized gain (loss) on investments and capital gains distributions	198	39	32,433	139
Net unrealized appreciation (depreciation) of investments	110	24	14,326	(59)
Net increase (decrease) in net assets resulting from operations	339	61	45,086	77
Changes from principal transactions:				
Total unit transactions	213	(5)	(30,311)	(71)
Increase (decrease) in net assets derived from principal transactions	213	(5)	(30,311)	(71)
Total increase (decrease) in net assets	552	56	14,775	6
Net assets at December 31, 2012	3,570	465	324,303	586
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	78	(1)	(2,669)	(4)
Total realized gain (loss) on investments and capital gains distributions	226	86	16,710	38
Net unrealized appreciation (depreciation) of investments	42	46	90,956	172
Net increase (decrease) in net assets resulting from operations	346	131	104,997	206
Changes from principal transactions:				
Total unit transactions	984	(207)	(36,037)	67
Increase (decrease) in net assets derived from principal transactions	984	(207)	(36,037)	67
Total increase (decrease) in net assets	1,330	(76)	68,960	273
Net assets at December 31, 2013	$ 4,900	$ 389	$ 393,263	$ 859

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2012	$ 1,139	$ 208,716	$ 2,053	$ 457
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1,885)	(15)	4
Total realized gain (loss) on investments and capital gains distributions	9	7,978	14	2
Net unrealized appreciation (depreciation) of investments	195	30,684	377	78
Net increase (decrease) in net assets resulting from operations	200	36,777	376	84
Changes from principal transactions:				
Total unit transactions	(115)	2,158	300	21
Increase (decrease) in net assets derived from principal transactions	(115)	2,158	300	21
Total increase (decrease) in net assets	85	38,935	676	105
Net assets at December 31, 2012	1,224	247,651	2,729	562
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(2,539)	(18)	4
Total realized gain (loss) on investments and capital gains distributions	51	15,644	159	33
Net unrealized appreciation (depreciation) of investments	402	79,037	951	57
Net increase (decrease) in net assets resulting from operations	448	92,142	1,092	94
Changes from principal transactions:				
Total unit transactions	(111)	(13,754)	74	(117)
Increase (decrease) in net assets derived from principal transactions	(111)	(13,754)	74	(117)
Total increase (decrease) in net assets	337	78,388	1,166	(23)
Net assets at December 31, 2013	$ 1,561	$ 326,039	$ 3,895	$ 539

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net assets at January 1, 2012	$ 77,991	$ 86	$ 82	$ 66,888
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	597	3	-	(84)
Total realized gain (loss) on investments and capital gains distributions	(4,040)	3	2	798
Net unrealized appreciation (depreciation) of investments	20,041	34	8	7,245
Net increase (decrease) in net assets resulting from operations	16,598	40	10	7,959
Changes from principal transactions:				
Total unit transactions	9,664	158	(17)	(7,160)
Increase (decrease) in net assets derived from principal transactions	9,664	158	(17)	(7,160)
Total increase (decrease) in net assets	26,262	198	(7)	799
Net assets at December 31, 2012	104,253	284	75	67,687
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	537	3	-	153
Total realized gain (loss) on investments and capital gains distributions	(1,177)	7	23	16,354
Net unrealized appreciation (depreciation) of investments	19,663	49	(15)	(9,707)
Net increase (decrease) in net assets resulting from operations	19,023	59	8	6,800
Changes from principal transactions:				
Total unit transactions	(8,404)	19	(83)	(74,487)
Increase (decrease) in net assets derived from principal transactions	(8,404)	19	(83)	(74,487)
Total increase (decrease) in net assets	10,619	78	(75)	(67,687)
Net assets at December 31, 2013	$ 114,872	$ 362	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2012	$ 18	$ 189	$ 31,636	$ 61,425
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	562	362
Total realized gain (loss) on investments and capital gains distributions	-	12	(1,336)	(3,036)
Net unrealized appreciation (depreciation) of investments	2	18	4,258	10,911
Net increase (decrease) in net assets resulting from operations	2	31	3,484	8,237
Changes from principal transactions:				
Total unit transactions	(3)	(30)	(1,882)	(4,856)
Increase (decrease) in net assets derived from principal transactions	(3)	(30)	(1,882)	(4,856)
Total increase (decrease) in net assets	(1)	1	1,602	3,381
Net assets at December 31, 2012	17	190	33,238	64,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	572	513
Total realized gain (loss) on investments and capital gains distributions	3	26	55	(1,906)
Net unrealized appreciation (depreciation) of investments	(1)	17	3,067	15,036
Net increase (decrease) in net assets resulting from operations	2	43	3,694	13,643
Changes from principal transactions:				
Total unit transactions	(19)	(71)	638	(2,388)
Increase (decrease) in net assets derived from principal transactions	(19)	(71)	638	(2,388)
Total increase (decrease) in net assets	(17)	(28)	4,332	11,255
Net assets at December 31, 2013	$ -	$ 162	$ 37,570	$ 76,061

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Net assets at January 1, 2012	$ 57,881	$ 856	$ 1,044,149	$ 7,254
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	706	8	7,511	64
Total realized gain (loss) on investments and capital gains distributions	(2,528)	36	(33,260)	284
Net unrealized appreciation (depreciation) of investments	8,901	75	172,583	677
Net increase (decrease) in net assets resulting from operations	7,079	119	146,834	1,025
Changes from principal transactions:				
Total unit transactions	(3,540)	(190)	(122,469)	(2,158)
Increase (decrease) in net assets derived from principal transactions	(3,540)	(190)	(122,469)	(2,158)
Total increase (decrease) in net assets	3,539	(71)	24,365	(1,133)
Net assets at December 31, 2012	61,420	785	1,068,514	6,121
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	778	8	3,035	(7)
Total realized gain (loss) on investments and capital gains distributions	(1,847)	104	2,547	1,198
Net unrealized appreciation (depreciation) of investments	10,508	240	318,111	(664)
Net increase (decrease) in net assets resulting from operations	9,439	352	323,693	527
Changes from principal transactions:				
Total unit transactions	(3,578)	461	(1,081)	(6,436)
Increase (decrease) in net assets derived from principal transactions	(3,578)	461	(1,081)	(6,436)
Total increase (decrease) in net assets	5,861	813	322,612	(5,909)
Net assets at December 31, 2013	$ 67,281	$ 1,598	$ 1,391,126	$ 212

The accompanying notes are an integral part of these financial statements.

181

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2012	$ 31	$ 2	$ 45,758	$ 262,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	(366)	1,649
Total realized gain (loss) on investments and capital gains distributions	(6)	-	3,843	9,376
Net unrealized appreciation (depreciation) of investments	6	-	(376)	23,089
Net increase (decrease) in net assets resulting from operations	1	-	3,101	34,114
Changes from principal transactions:				
Total unit transactions	(26)	-	(4,364)	(27,752)
Increase (decrease) in net assets derived from principal transactions	(26)	-	(4,364)	(27,752)
Total increase (decrease) in net assets	(25)	-	(1,263)	6,362
Net assets at December 31, 2012	6	2	44,495	269,213
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(94)	2,369
Total realized gain (loss) on investments and capital gains distributions	-	-	5,048	11,741
Net unrealized appreciation (depreciation) of investments	-	-	(3,069)	67,358
Net increase (decrease) in net assets resulting from operations	-	-	1,885	81,468
Changes from principal transactions:				
Total unit transactions	(6)	(2)	(46,380)	(25,669)
Increase (decrease) in net assets derived from principal transactions	(6)	(2)	(46,380)	(25,669)
Total increase (decrease) in net assets	(6)	(2)	(44,495)	55,799
Net assets at December 31, 2013	$ -	$ -	$ -	$ 325,012

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2012	$ 383	$ 280,455	$ 389	$ 110,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(40)	1	(414)
Total realized gain (loss) on investments and capital gains distributions	(5)	1,115	36	(1,356)
Net unrealized appreciation (depreciation) of investments	50	44,220	28	13,761
Net increase (decrease) in net assets resulting from operations	50	45,295	65	11,991
Changes from principal transactions:				
Total unit transactions	(65)	(26,769)	(67)	(12,550)
Increase (decrease) in net assets derived from principal transactions	(65)	(26,769)	(67)	(12,550)
Total increase (decrease) in net assets	(15)	18,526	(2)	(559)
Net assets at December 31, 2012	368	298,981	387	109,978
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	763	2	(17)
Total realized gain (loss) on investments and capital gains distributions	18	6,231	9	1,325
Net unrealized appreciation (depreciation) of investments	71	89,396	115	43,693
Net increase (decrease) in net assets resulting from operations	93	96,390	126	45,001
Changes from principal transactions:				
Total unit transactions	(126)	(29,488)	(10)	(98)
Increase (decrease) in net assets derived from principal transactions	(126)	(29,488)	(10)	(98)
Total increase (decrease) in net assets	(33)	66,902	116	44,903
Net assets at December 31, 2013	$ 335	$ 365,883	$ 503	$ 154,881

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net assets at January 1, 2012	$ 181	$ 17,553	$ 7	$ 5,308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	347	-	4
Total realized gain (loss) on investments and capital gains distributions	23	39	(1)	296
Net unrealized appreciation (depreciation) of investments	-	2,629	1	470
Net increase (decrease) in net assets resulting from operations	22	3,015	-	770
Changes from principal transactions:				
Total unit transactions	(27)	24	(2)	2,887
Increase (decrease) in net assets derived from principal transactions	(27)	24	(2)	2,887
Total increase (decrease) in net assets	(5)	3,039	(2)	3,657
Net assets at December 31, 2012	176	20,592	5	8,965
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	301	-	38
Total realized gain (loss) on investments and capital gains distributions	8	673	-	735
Net unrealized appreciation (depreciation) of investments	61	3,396	1	1,983
Net increase (decrease) in net assets resulting from operations	69	4,370	1	2,756
Changes from principal transactions:				
Total unit transactions	(9)	1,752	-	318
Increase (decrease) in net assets derived from principal transactions	(9)	1,752	-	318
Total increase (decrease) in net assets	60	6,122	1	3,074
Net assets at December 31, 2013	$ 236	$ 26,714	$ 6	$ 12,039

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2012	$ 581	$ 13,923	$ 9	$ 184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	253	-	1
Total realized gain (loss) on investments and capital gains distributions	37	614	1	3
Net unrealized appreciation (depreciation) of investments	35	1,409	2	25
Net increase (decrease) in net assets resulting from operations	74	2,276	3	29
Changes from principal transactions:				
Total unit transactions	(70)	7,119	53	42
Increase (decrease) in net assets derived from principal transactions	(70)	7,119	53	42
Total increase (decrease) in net assets	4	9,395	56	71
Net assets at December 31, 2012	585	23,318	65	255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	181	-	1
Total realized gain (loss) on investments and capital gains distributions	9	1,338	3	62
Net unrealized appreciation (depreciation) of investments	192	6,588	35	21
Net increase (decrease) in net assets resulting from operations	207	8,107	38	84
Changes from principal transactions:				
Total unit transactions	164	5,925	118	26
Increase (decrease) in net assets derived from principal transactions	164	5,925	118	26
Total increase (decrease) in net assets	371	14,032	156	110
Net assets at December 31, 2013	$ 956	$ 37,350	$ 221	$ 365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2012	$ 2,795	$ 5,207	$ 7,784	$ 6,728
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(33)	19	(11)
Total realized gain (loss) on investments and capital gains distributions	34	456	769	579
Net unrealized appreciation (depreciation) of investments	406	314	1,207	674
Net increase (decrease) in net assets resulting from operations	459	737	1,995	1,242
Changes from principal transactions:				
Total unit transactions	682	(168)	13,601	4,619
Increase (decrease) in net assets derived from principal transactions	682	(168)	13,601	4,619
Total increase (decrease) in net assets	1,141	569	15,596	5,861
Net assets at December 31, 2012	3,936	5,776	23,380	12,589
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(15)	131	71
Total realized gain (loss) on investments and capital gains distributions	456	541	2,346	1,163
Net unrealized appreciation (depreciation) of investments	881	1,487	7,141	4,457
Net increase (decrease) in net assets resulting from operations	1,361	2,013	9,618	5,691
Changes from principal transactions:				
Total unit transactions	761	724	11,132	5,481
Increase (decrease) in net assets derived from principal transactions	761	724	11,132	5,481
Total increase (decrease) in net assets	2,122	2,737	20,750	11,172
Net assets at December 31, 2013	$ 6,058	$ 8,513	$ 44,130	$ 23,761

The accompanying notes are an integral part of these financial statements.


VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)


	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Net assets at January 1, 2012	$ 116,910	$ 184	$ 9,456	$ 62,017
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(676)	(1)	143	1,073
Total realized gain (loss) on investments and capital gains distributions	2,592	11	309	(12,126)
Net unrealized appreciation (depreciation) of investments	13,370	15	(175)	20,937
Net increase (decrease) in net assets resulting from operations	15,286	25	277	9,884
Changes from principal transactions:				
Total unit transactions	(9,675)	(2)	1,806	(11,947)
Increase (decrease) in net assets derived from principal transactions	(9,675)	(2)	1,806	(11,947)
Total increase (decrease) in net assets	5,611	23	2,083	(2,063)
Net assets at December 31, 2012	122,521	207	11,539	59,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(632)	-	107	1,145
Total realized gain (loss) on investments and capital gains distributions	11,847	22	(15)	(5,597)
Net unrealized appreciation (depreciation) of investments	32,065	57	(464)	15,690
Net increase (decrease) in net assets resulting from operations	43,280	79	(372)	11,238
Changes from principal transactions:				
Total unit transactions	(10,174)	13	(1,904)	(8,324)
Increase (decrease) in net assets derived from principal transactions	(10,174)	13	(1,904)	(8,324)
Total increase (decrease) in net assets	33,106	92	(2,276)	2,914
Net assets at December 31, 2013	$ 155,627	$ 299	$ 9,263	$ 62,868


The accompanying notes are an integral part of these financial statements.

187


VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2012	$ 210	$ 32,603	$ 2,056	$ 21,998
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(163)	(3)	(210)
Total realized gain (loss) on investments and capital gains distributions	(15)	1,670	273	2,537
Net unrealized appreciation (depreciation) of investments	49	3,075	(25)	924
Net increase (decrease) in net assets resulting from operations	38	4,582	245	3,251
Changes from principal transactions:				
Total unit transactions	(30)	12,330	(559)	3,495
Increase (decrease) in net assets derived from principal transactions	(30)	12,330	(559)	3,495
Total increase (decrease) in net assets	8	16,912	(314)	6,746
Net assets at December 31, 2012	218	49,515	1,742	28,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(850)	(9)	(305)
Total realized gain (loss) on investments and capital gains distributions	(2)	7,928	360	5,166
Net unrealized appreciation (depreciation) of investments	38	16,439	67	6,273
Net increase (decrease) in net assets resulting from operations	40	23,517	418	11,134
Changes from principal transactions:				
Total unit transactions	(34)	40,460	(759)	1,697
Increase (decrease) in net assets derived from principal transactions	(34)	40,460	(759)	1,697
Total increase (decrease) in net assets	6	63,977	(341)	12,831
Net assets at December 31, 2013	$ 224	$ 113,492	$ 1,401	$ 41,575

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2012	$ 86	$ 151	$ 322	$ 65
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	(4)	1
Total realized gain (loss) on investments and capital gains distributions	14	11	7	4
Net unrealized appreciation (depreciation) of investments	(1)	5	49	(1)
Net increase (decrease) in net assets resulting from operations	13	19	52	4
Changes from principal transactions:				
Total unit transactions	(19)	4	(9)	(29)
Increase (decrease) in net assets derived from principal transactions	(19)	4	(9)	(29)
Total increase (decrease) in net assets	(6)	23	43	(25)
Net assets at December 31, 2012	80	174	365	40
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	(3)	2
Total realized gain (loss) on investments and capital gains distributions	10	10	33	1
Net unrealized appreciation (depreciation) of investments	20	13	53	(2)
Net increase (decrease) in net assets resulting from operations	30	24	83	1
Changes from principal transactions:				
Total unit transactions	(2)	(45)	(122)	(3)
Increase (decrease) in net assets derived from principal transactions	(2)	(45)	(122)	(3)
Total increase (decrease) in net assets	28	(21)	(39)	(2)
Net assets at December 31, 2013	$ 108	$ 153	$ 326	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	JPMorgan Government Bond Fund - Select Class	Lazard Emerging Markets Equity Portfolio - Open Shares
Net assets at January 1, 2012	$ 114	$ 57	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	1	-	-
Net unrealized appreciation (depreciation) of investments	24	9	-	-
Net increase (decrease) in net assets resulting from operations	22	9	-	-
Changes from principal transactions:				
Total unit transactions	(1)	4	10	-
Increase (decrease) in net assets derived from principal transactions	(1)	4	10	-
Total increase (decrease) in net assets	21	13	10	-
Net assets at December 31, 2012	135	70	10	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	5	-
Total realized gain (loss) on investments and capital gains distributions	1	2	(6)	-
Net unrealized appreciation (depreciation) of investments	34	17	(15)	-
Net increase (decrease) in net assets resulting from operations	35	19	(16)	-
Changes from principal transactions:				
Total unit transactions	(9)	(11)	248	-
Increase (decrease) in net assets derived from principal transactions	(9)	(11)	248	-
Total increase (decrease) in net assets	26	8	232	-
Net assets at December 31, 2013	$ 161	$ 78	$ 242	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund - Class A
Net assets at January 1, 2012	$ 3,793	$ 291	$ 7,314	$ 77
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	(3)	(9)	(1)
Total realized gain (loss) on investments and capital gains distributions	169	3	350	7
Net unrealized appreciation (depreciation) of investments	13	28	873	1
Net increase (decrease) in net assets resulting from operations	152	28	1,214	7
Changes from principal transactions:				
Total unit transactions	1,104	18	2,030	9
Increase (decrease) in net assets derived from principal transactions	1,104	18	2,030	9
Total increase (decrease) in net assets	1,256	46	3,244	16
Net assets at December 31, 2012	5,049	337	10,558	93
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	(3)	(123)	(2)
Total realized gain (loss) on investments and capital gains distributions	296	49	1,824	46
Net unrealized appreciation (depreciation) of investments	936	40	2,154	36
Net increase (decrease) in net assets resulting from operations	1,216	86	3,855	80
Changes from principal transactions:				
Total unit transactions	(2,343)	(12)	1,178	86
Increase (decrease) in net assets derived from principal transactions	(2,343)	(12)	1,178	86
Total increase (decrease) in net assets	(1,127)	74	5,033	166
Net assets at December 31, 2013	$ 3,922	$ 411	$ 15,591	$ 259

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid Cap Stock Fund - Class A	Lord Abbett SmallCap Value Fund - Class A	Lord Abbett Fundamental Equity Fund - Class A
Net assets at January 1, 2012	$ 51	$ 1,343	$ 1,138	$ 45
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	1	(9)	46	2
Net unrealized appreciation (depreciation) of investments	1	178	65	5
Net increase (decrease) in net assets resulting from operations	2	166	109	7
Changes from principal transactions:				
Total unit transactions	6	(549)	(61)	106
Increase (decrease) in net assets derived from principal transactions	6	(549)	(61)	106
Total increase (decrease) in net assets	8	(383)	48	113
Net assets at December 31, 2012	59	960	1,186	158
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(4)	(12)	(1)
Total realized gain (loss) on investments and capital gains distributions	-	151	400	43
Net unrealized appreciation (depreciation) of investments	(2)	101	(8)	20
Net increase (decrease) in net assets resulting from operations	(2)	248	380	62
Changes from principal transactions:				
Total unit transactions	(11)	(211)	(116)	44
Increase (decrease) in net assets derived from principal transactions	(11)	(211)	(116)	44
Total increase (decrease) in net assets	(13)	37	264	106
Net assets at December 31, 2013	$ 46	$ 997	$ 1,450	$ 264

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	MainStay Large Cap Growth Fund - Class R3	Massachusetts Investors Growth Stock Fund - Class A	Metropolitan West Total Return Bond Fund - Class M Shares
Net assets at January 1, 2012	$ 90,948	$ -	$ 428	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(238)	-	2	-
Total realized gain (loss) on investments and capital gains distributions	(3,166)	(3)	85	-
Net unrealized appreciation (depreciation) of investments	15,274	7	(24)	-
Net increase (decrease) in net assets resulting from operations	11,870	4	63	-
Changes from principal transactions:				
Total unit transactions	(7,284)	420	227	-
Increase (decrease) in net assets derived from principal transactions	(7,284)	420	227	-
Total increase (decrease) in net assets	4,586	424	290	-
Net assets at December 31, 2012	95,534	424	718	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(537)	-	(1)	15
Total realized gain (loss) on investments and capital gains distributions	(309)	32	52	19
Net unrealized appreciation (depreciation) of investments	26,886	127	88	(18)
Net increase (decrease) in net assets resulting from operations	26,040	159	139	16
Changes from principal transactions:				
Total unit transactions	(16,890)	54	(197)	3,474
Increase (decrease) in net assets derived from principal transactions	(16,890)	54	(197)	3,474
Total increase (decrease) in net assets	9,150	213	(58)	3,490
Net assets at December 31, 2013	$ 104,684	$ 637	$ 660	$ 3,490

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Neuberger Berman Genesis Fund - Trust Class	Neuberger Berman Socially Responsive Fund - Trust Class	New Perspective Fund - Class R-3	New Perspective Fund - Class R-4
Net assets at January 1, 2012	$ 66	$ 10,377	$ 3,477	$ 67,062
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(20)	8	291
Total realized gain (loss) on investments and capital gains distributions	4	1,059	(3)	(375)
Net unrealized appreciation (depreciation) of investments	4	(143)	415	13,920
Net increase (decrease) in net assets resulting from operations	7	896	420	13,836
Changes from principal transactions:				
Total unit transactions	22	(2,418)	(1,774)	7,115
Increase (decrease) in net assets derived from principal transactions	22	(2,418)	(1,774)	7,115
Total increase (decrease) in net assets	29	(1,522)	(1,354)	20,951
Net assets at December 31, 2012	95	8,855	2,123	88,013
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	21	3	40
Total realized gain (loss) on investments and capital gains distributions	13	1,895	349	5,061
Net unrealized appreciation (depreciation) of investments	32	1,684	177	18,214
Net increase (decrease) in net assets resulting from operations	45	3,600	529	23,315
Changes from principal transactions:				
Total unit transactions	58	1,990	(235)	3,626
Increase (decrease) in net assets derived from principal transactions	58	1,990	(235)	3,626
Total increase (decrease) in net assets	103	5,590	294	26,941
Net assets at December 31, 2013	$ 198	$ 14,445	$ 2,417	$ 114,954

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Developing Markets Fund - Class Y	Oppenheimer Gold & Special Minerals Fund - Class A
Net assets at January 1, 2012	$ 400	$ 259,497	$ -	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(1,661)	203	-
Total realized gain (loss) on investments and capital gains distributions	25	(21,847)	49	(6)
Net unrealized appreciation (depreciation) of investments	28	71,592	2,872	3
Net increase (decrease) in net assets resulting from operations	52	48,084	3,124	(3)
Changes from principal transactions:				
Total unit transactions	68	(31,769)	32,251	12
Increase (decrease) in net assets derived from principal transactions	68	(31,769)	32,251	12
Total increase (decrease) in net assets	120	16,315	35,375	9
Net assets at December 31, 2012	520	275,812	35,375	16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2,576)	6	-
Total realized gain (loss) on investments and capital gains distributions	111	(2,983)	684	(3)
Net unrealized appreciation (depreciation) of investments	(49)	24,650	2,350	(7)
Net increase (decrease) in net assets resulting from operations	60	19,091	3,040	(10)
Changes from principal transactions:				
Total unit transactions	(474)	(14,722)	709	9
Increase (decrease) in net assets derived from principal transactions	(474)	(14,722)	709	9
Total increase (decrease) in net assets	(414)	4,369	3,749	(1)
Net assets at December 31, 2013	$ 106	$ 280,181	$ 39,124	$ 15

The accompanying notes are an integral part of these financial statements.

195

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Oppenheimer International Bond Fund - Class A	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	Oppenheimer Global Strategic Income Fund/VA
Net assets at January 1, 2012	$ 134	$ 11	$ 207	$ 106
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1)	3	5
Total realized gain (loss) on investments and capital gains distributions	-	-	(6)	2
Net unrealized appreciation (depreciation) of investments	9	4	43	5
Net increase (decrease) in net assets resulting from operations	13	3	40	12
Changes from principal transactions:				
Total unit transactions	(19)	27	(21)	(9)
Increase (decrease) in net assets derived from principal transactions	(19)	27	(21)	(9)
Total increase (decrease) in net assets	(6)	30	19	3
Net assets at December 31, 2012	128	41	226	109
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(1)	1	4
Total realized gain (loss) on investments and capital gains distributions	(2)	2	1	1
Net unrealized appreciation (depreciation) of investments	(9)	12	55	(6)
Net increase (decrease) in net assets resulting from operations	(7)	13	57	(1)
Changes from principal transactions:				
Total unit transactions	20	(8)	(22)	(9)
Increase (decrease) in net assets derived from principal transactions	20	(8)	(22)	(9)
Total increase (decrease) in net assets	13	5	35	(10)
Net assets at December 31, 2013	$ 141	$ 46	$ 261	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Parnassus Equity Income Fund - Investor Shares	Pax World Balanced Fund - Individual Investor Class
Net assets at January 1, 2012	$ 65	$ 9,234	$ 42	$ 47,486
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(39)	9	262
Total realized gain (loss) on investments and capital gains distributions	-	139	8	(503)
Net unrealized appreciation (depreciation) of investments	10	1,450	(4)	4,925
Net increase (decrease) in net assets resulting from operations	10	1,550	13	4,684
Changes from principal transactions:				
Total unit transactions	(8)	61	567	(5,864)
Increase (decrease) in net assets derived from principal transactions	(8)	61	567	(5,864)
Total increase (decrease) in net assets	2	1,611	580	(1,180)
Net assets at December 31, 2012	67	10,845	622	46,306
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(12)	29	(103)
Total realized gain (loss) on investments and capital gains distributions	2	1,172	413	5,289
Net unrealized appreciation (depreciation) of investments	17	4,192	414	1,581
Net increase (decrease) in net assets resulting from operations	19	5,352	856	6,767
Changes from principal transactions:				
Total unit transactions	(9)	7,302	5,911	(3,659)
Increase (decrease) in net assets derived from principal transactions	(9)	7,302	5,911	(3,659)
Total increase (decrease) in net assets	10	12,654	6,767	3,108
Net assets at December 31, 2013	$ 77	$ 23,499	$ 7,389	$ 49,414

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Equity Income Fund - Class Y	Pioneer High Yield Fund - Class A	Pioneer Strategic Income Fund - Class A
Net assets at January 1, 2012	$ 201,912	$ -	$ 4,359	$ 248
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	446	15	137	28
Total realized gain (loss) on investments and capital gains distributions	15,002	-	575	-
Net unrealized appreciation (depreciation) of investments	1,463	3	(286)	27
Net increase (decrease) in net assets resulting from operations	16,911	18	426	55
Changes from principal transactions:				
Total unit transactions	41,244	1,081	(2,607)	1,216
Increase (decrease) in net assets derived from principal transactions	41,244	1,081	(2,607)	1,216
Total increase (decrease) in net assets	58,155	1,099	(2,181)	1,271
Net assets at December 31, 2012	260,067	1,099	2,178	1,519
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,082	53	87	52
Total realized gain (loss) on investments and capital gains distributions	8,483	180	171	32
Net unrealized appreciation (depreciation) of investments	(31,921)	441	(28)	(71)
Net increase (decrease) in net assets resulting from operations	(22,356)	674	230	13
Changes from principal transactions:				
Total unit transactions	(88,953)	2,778	(442)	(175)
Increase (decrease) in net assets derived from principal transactions	(88,953)	2,778	(442)	(175)
Total increase (decrease) in net assets	(111,309)	3,452	(212)	(162)
Net assets at December 31, 2013	$ 148,758	$ 4,551	$ 1,966	$ 1,357

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class K	Royce Total Return Fund - K Class
Net assets at January 1, 2012	$ 17,672	$ 23,415	$ 5,931	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	2,156	95	-
Total realized gain (loss) on investments and capital gains distributions	2,052	(361)	277	-
Net unrealized appreciation (depreciation) of investments	(248)	1,737	479	-
Net increase (decrease) in net assets resulting from operations	1,740	3,532	851	-
Changes from principal transactions:				
Total unit transactions	(3,511)	791	486	1
Increase (decrease) in net assets derived from principal transactions	(3,511)	791	486	1
Total increase (decrease) in net assets	(1,771)	4,323	1,337	1
Net assets at December 31, 2012	15,901	27,738	7,268	1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	38	1,292	59	-
Total realized gain (loss) on investments and capital gains distributions	340	1,754	503	-
Net unrealized appreciation (depreciation) of investments	(913)	39	1,655	-
Net increase (decrease) in net assets resulting from operations	(535)	3,085	2,217	-
Changes from principal transactions:				
Total unit transactions	(2,429)	87	161	1
Increase (decrease) in net assets derived from principal transactions	(2,429)	87	161	1
Total increase (decrease) in net assets	(2,964)	3,172	2,378	1
Net assets at December 31, 2013	$ 12,937	$ 30,910	$ 9,646	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2012	$ 6,672	$ 625	$ 173	$ 1,088
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	1	1	17
Total realized gain (loss) on investments and capital gains distributions	365	40	10	76
Net unrealized appreciation (depreciation) of investments	1,034	74	21	81
Net increase (decrease) in net assets resulting from operations	1,436	115	32	174
Changes from principal transactions:				
Total unit transactions	(166)	37	21	(88)
Increase (decrease) in net assets derived from principal transactions	(166)	37	21	(88)
Total increase (decrease) in net assets	1,270	152	53	86
Net assets at December 31, 2012	7,942	777	226	1,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(101)	(3)	-	14
Total realized gain (loss) on investments and capital gains distributions	940	120	49	165
Net unrealized appreciation (depreciation) of investments	1,605	115	30	171
Net increase (decrease) in net assets resulting from operations	2,444	232	79	350
Changes from principal transactions:				
Total unit transactions	1,758	(81)	(20)	296
Increase (decrease) in net assets derived from principal transactions	1,758	(81)	(20)	296
Total increase (decrease) in net assets	4,202	151	59	646
Net assets at December 31, 2013	$ 12,144	$ 928	$ 285	$ 1,820

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Templeton Global Bond Fund - Advisor Class	Templeton Global Bond Fund - Class A	Thornburg International Value Fund - Class R4	USAA Precious Metals and Minerals Fund - Adviser Shares
Net assets at January 1, 2012	$ -	$ 209,387	$ 55	$ 4,823
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	970	10,420	1	(62)
Total realized gain (loss) on investments and capital gains distributions	477	9,019	(4)	(1,220)
Net unrealized appreciation (depreciation) of investments	655	9,438	10	252
Net increase (decrease) in net assets resulting from operations	2,102	28,877	7	(1,030)
Changes from principal transactions:				
Total unit transactions	34,933	(33,766)	(28)	4,288
Increase (decrease) in net assets derived from principal transactions	34,933	(33,766)	(28)	4,288
Total increase (decrease) in net assets	37,035	(4,889)	(21)	3,258
Net assets at December 31, 2012	37,035	204,498	34	8,081
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,504	6,215	-	(64)
Total realized gain (loss) on investments and capital gains distributions	5	1,853	-	(2,926)
Net unrealized appreciation (depreciation) of investments	(907)	(5,834)	6	(1,813)
Net increase (decrease) in net assets resulting from operations	602	2,234	6	(4,803)
Changes from principal transactions:				
Total unit transactions	2,243	(6,007)	6	3,471
Increase (decrease) in net assets derived from principal transactions	2,243	(6,007)	6	3,471
Total increase (decrease) in net assets	2,845	(3,773)	12	(1,332)
Net assets at December 31, 2013	$ 39,880	$ 200,725	$ 46	$ 6,749

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Victory Small Company Opportunity Fund - Class R
Net assets at January 1, 2012	$ 82	$ 351	$ 92	$ 1
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	5	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(1)	19	1
Net unrealized appreciation (depreciation) of investments	13	42	(11)	-
Net increase (decrease) in net assets resulting from operations	12	46	8	1
Changes from principal transactions:				
Total unit transactions	(7)	49	(75)	11
Increase (decrease) in net assets derived from principal transactions	(7)	49	(75)	11
Total increase (decrease) in net assets	5	95	(67)	12
Net assets at December 31, 2012	87	446	25	13
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	8	-	-
Total realized gain (loss) on investments and capital gains distributions	-	87	9	1
Net unrealized appreciation (depreciation) of investments	23	(2)	2	3
Net increase (decrease) in net assets resulting from operations	24	93	11	4
Changes from principal transactions:				
Total unit transactions	(4)	(294)	(13)	3
Increase (decrease) in net assets derived from principal transactions	(4)	(294)	(13)	3
Total increase (decrease) in net assets	20	(201)	(2)	7
Net assets at December 31, 2013	$ 107	$ 245	$ 23	$ 20

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund - Class R-3
Net assets at January 1, 2012	$ 24,628	$ 78,376	$ 40,134	$ 4,465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	149	(338)	(239)	60
Total realized gain (loss) on investments and capital gains distributions	3,305	(987)	2,050	(160)
Net unrealized appreciation (depreciation) of investments	1,857	14,495	6,347	595
Net increase (decrease) in net assets resulting from operations	5,311	13,170	8,158	495
Changes from principal transactions:				
Total unit transactions	3,619	(9,239)	7,921	(579)
Increase (decrease) in net assets derived from principal transactions	3,619	(9,239)	7,921	(579)
Total increase (decrease) in net assets	8,930	3,931	16,079	(84)
Net assets at December 31, 2012	33,558	82,307	56,213	4,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	759	(482)	(417)	68
Total realized gain (loss) on investments and capital gains distributions	3,854	2,493	6,934	394
Net unrealized appreciation (depreciation) of investments	3,215	23,722	12,172	730
Net increase (decrease) in net assets resulting from operations	7,828	25,733	18,689	1,192
Changes from principal transactions:				
Total unit transactions	4,968	(12,015)	(1,648)	(851)
Increase (decrease) in net assets derived from principal transactions	4,968	(12,015)	(1,648)	(851)
Total increase (decrease) in net assets	12,796	13,718	17,041	341
Net assets at December 31, 2013	$ 46,354	$ 96,025	$ 73,254	$ 4,722

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
(Dollars in thousands)

	Washington Mutual Investors Fund - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Value Fund - Class A
Net assets at January 1, 2012	$ 87,837	$ 108	$ 89,066
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	1,112	-	(973)
Total realized gain (loss) on investments and capital gains distributions	38	7	(2,595)
Net unrealized appreciation (depreciation) of investments	8,872	6	14,263
Net increase (decrease) in net assets resulting from operations	10,022	13	10,695
Changes from principal transactions:			
Total unit transactions	(2,903)	14	(5,678)
Increase (decrease) in net assets derived from principal transactions	(2,903)	14	(5,678)
Total increase (decrease) in net assets	7,119	27	5,017
Net assets at December 31, 2012	94,956	135	94,083
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	1,410	(1)	(1,021)
Total realized gain (loss) on investments and capital gains distributions	3,913	31	7,208
Net unrealized appreciation (depreciation) of investments	23,143	(12)	26,823
Net increase (decrease) in net assets resulting from operations	28,466	18	33,010
Changes from principal transactions:			
Total unit transactions	(4,853)	(38)	(8,528)
Increase (decrease) in net assets derived from principal transactions	(4,853)	(38)	(8,528)
Total increase (decrease) in net assets	23,613	(20)	24,482
Net assets at December 31, 2013	$ 118,569	$ 115	$ 118,565

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA" On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity

names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2013, the Account had 303 investment divisions (the "Divisions"), 125 of which invest in independently managed mutual funds and 178 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2013 and related Trusts are as follows:

AIM Growth Series:
    Invesco Mid Cap Core Equity Fund - Class A
    Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
    Invesco International Growth Fund - Class R5
AIM Investment Funds:
    Invesco Endeavor Fund - Class A
    Invesco Global Health Care Fund - Investor Class
AIM Sector Funds:
    Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
    Invesco V.I. American Franchise Fund -
      Series I Shares
    Invesco V.I. Core Equity Fund - Series I Shares
The Alger Funds:
    Alger Capital Appreciation Fund - Class A
The Alger Funds II:
    Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
    AllianceBernstein Growth and Income Fund, Inc. -
      Class A
AllianceBernstein Variable Products Series Fund, Inc.:
    AllianceBernstein Growth and Income
      Portfolio - Class A
Allianz Funds:
    AllianzGI NFJ Dividend Value Fund - Class A
    AllianzGI NFJ Large-Cap Value Fund -
      Institutional Class
    AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
    Amana Growth Fund
    Amana Income Fund
American Balanced Fund®, Inc.:
    American Balanced Fund® - Class R-3
American Century Government Income Trust:
    American Century Inflation-Adjusted Bond
      Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
    American Century Income & Growth Fund - A Class

American Funds Fundamental Investors:
    Fundamental Investors - Class R-3
    Fundamental Investors - Class R-4
American Mutual Fund®:
    American Funds American Mutual Fund® -
      Class R-4
    Ariel Appreciation Fund - Investor Class
    Ariel Fund - Investor Class
Artisan Funds, Inc.:
    Artisan International Fund - Investor Shares
Aston Funds:
    Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
    BlackRock Equity Dividend Fund - Investor A
      Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
    BlackRock Mid Cap Value Opportunities Fund -
      Investor A Shares
Bond Fund of America:
    Bond Fund of America - Class R-4
Calvert Variable Series, Inc.:
    Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund:
    Capital World Growth & Income Fund^{SM}, Inc. -
      Class R-3
Cohen & Steers Realty Shares, Inc.:
    Cohen & Steers Realty Shares
Columbia Acorn Trust:
    Columbia^{SM} Acorn Fund® - Class A
    Columbia^{SM} Acorn Fund® - Class Z
Columbia Funds Series Trust:
    Columbia Mid Cap Value Fund - Class A
    Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
    CRM Mid Cap Value Fund - Investor Shares
Delaware Group Adviser Funds:
    Delaware Diversified Income Fund - Class A
Delaware Group Equity Funds V:
    Delaware Small Cap Value Fund - Class A

Dodge & Cox Funds:
    Dodge & Cox International Stock Fund
    Dodge & Cox Stock Fund
DWS Institutional Funds:
    DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
    Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3
    EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
    Fidelity® Advisor New Insights
      Fund - Institutional Class
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Asset Manager Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
    Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
    Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
Growth Fund of America:
    Growth Fund of America - Class R-3
    Growth Fund of America - Class R-4
Hartford Mutual Funds, Inc.:
    The Hartford Capital Appreciation Fund - Class R4
    The Hartford Dividend and Growth Fund - Class R4
Income Fund of America:
    Income Fund of America - Class R-3
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class I
ING Equity Trust:
    ING Growth Opportunities Fund - Class A
    ING Large Cap Value Fund - Class A
    ING MidCap Opportunities Fund - Class A
    ING Real Estate Fund - Class A
ING Funds Trust:
    ING GNMA Income Fund - Class A
    ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class I
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING BlackRock Health Sciences Opportunities
      Portfolio - Service Class
    ING BlackRock Inflation Protected Bond Portfolio -
      Adviser Class

ING Investors Trust (continued):
    ING BlackRock Large Cap Growth Portfolio -
      Institutional Class
    ING BlackRock Large Cap Growth Portfolio -
      Service Class
    ING BlackRock Large Cap Growth Portfolio -
      Service 2 Class
    ING Clarion Global Real Estate Portfolio -
      Adviser Class
    ING Clarion Global Real Estate Portfolio -
      Institutional Class
    ING Clarion Real Estate Portfolio - Adviser Class
    ING Clarion Real Estate Portfolio -
      Institutional Class
    ING Clarion Real Estate Portfolio - Service Class
    ING FMR^{SM} Diversified Mid Cap Portfolio -
      Institutional Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service
      Class
    ING FMR^{SM} Diversified Mid Cap Portfolio -
      Service 2 Class
    ING Global Resources Portfolio - Adviser Class
    ING Global Resources Portfolio - Institutional Class
    ING Global Resources Portfolio - Service Class
    ING Invesco Growth and Income Portfolio -
      Institutional Class
    ING Invesco Growth and Income Portfolio -
      Service Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Adviser Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Institutional Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Service Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Adviser Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Institutional Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Service Class
    ING Large Cap Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Institutional Class
    ING Large Cap Growth Portfolio - Service Class
    ING Large Cap Value Portfolio - Adviser Class
    ING Large Cap Value Portfolio - Institutional Class
    ING Large Cap Value Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Adviser Class
    ING Marsico Growth Portfolio - Institutional Class
    ING Marsico Growth Portfolio - Service Class
    ING MFS Total Return Portfolio - Adviser Class
    ING MFS Total Return Portfolio - Institutional Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio -
      Adviser Class
    ING Multi-Manager Large Cap Core Portfolio -
      Institutional Class

ING Investors Trust (continued):
  ING Multi-Manager Large Cap Core Portfolio -
    Service Class
  ING PIMCO High Yield Portfolio - Adviser Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Adviser Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio -
    Institutional Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Small Cap Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Growth Portfolio - Adviser Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Contrarian Core Portfolio - Service
    Class
  ING Columbia Small Cap Value II Portfolio - Adviser
    Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Comstock Portfolio - Adviser Class
  ING Invesco Comstock Portfolio - Service Class
  ING Invesco Equity and Income Portfolio - Adviser
    Class
  ING Invesco Equity and Income Portfolio - Initial
    Class
  ING Invesco Equity and Income Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser
    Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Initial Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Initial Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Initial Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Initial Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Balanced Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Initial Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Solution Moderately Conservative
    Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio -Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio -
    Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio -
    Institutional Shares
  Janus Aspen Series Enterprise Portfolio -
    Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares Institutional Shares
  Janus Aspen Series Global Research Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
JPMorgan Trust II:
  JPMorgan Government Bond Fund - Select Class
Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Stock Fund, Inc.:
  Lord Abbett Mid Cap Stock Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett SmallCap Value Fund - Class A
Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund MidCap Stock Portfolio -
    Class VC
MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Metropolitan West Funds:
  Metropolitan West Total Return Bond Fund -
    Class M Shares
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund - Trust Class
  Neuberger Berman Socially Responsive Fund -
    Trust Class
New Perspective Fund:
  New Perspective Fund - Class R-3

New Perspective Fund (continued):
   New Perspective Fund - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
   Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Gold & Special Minerals Fund:
   Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
   Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Discovery Mid Cap Growth Fund/VA
   Oppenheimer Global Fund/VA
   Oppenheimer Global Strategic Income Fund/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
Parnassus Income Funds:
   Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
   Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Equity Income Fund:
   Pioneer Equity Income Fund - Class Y
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
   Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
   Columbia Diversified Equity Income Fund - Class K

The Royce Fund:
   Royce Total Return Fund - K Class
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Advisor class
   Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
   Thornburg International Value Fund - Class R4
USAA Investment Trust:
   USAA Precious Metals and Minerals Fund -
     Adviser Shares
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
The Victory Portfolios:
   Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors Fund:
   Washington Mutual Investors Fund - Class R-3
   Washington Mutual Investors Fund - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund -
     Class A
   Wells Fargo Advantage Special Small Cap Value
     Fund - Class A

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds:	Van Kampen Equity Trust II:

Invesco V.I. American Franchise Fund -
     Series I Shares
	Invesco Van Kampen American Franchise Fund -
	     Class I Shares

Allianz Funds:	Allianz Funds:
AllianzGI NFJ Dividend Value Fund - Class A	Allianz NFJ Dividend Value Fund - Class A
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Large-Cap Value Fund - Institutional Class
AllianzGI NFJ Small-Cap Value Fund - Class A	Allianz NFJ Small-Cap Value Fund - Class A
ING Investors Trust:	ING Investors Trust:

ING Invesco Growth and Income Portfolio -
     Institutional Class
	ING Invesco Van Kampen Growth and Income Portfolio -
	     Institutional Class

ING Invesco Growth and Income Portfolio -
     Service Class
	ING Invesco Van Kampen Growth and Income
	     Portfolio - Service Class

ING Multi-Manager Large Cap Core	ING Pioneer Fund Portfolio - Institutional

Portfolio - Institutional Class
ING Multi-Manager Large Cap Core Portfolio - Service Class

Class
ING Pioneer Fund Portfolio - Service Class

Current Name	Former Name
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Contrarian Core Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
ING Invesco Comstock Portfolio - Adviser Class	ING Invesco Van Kampen Comstock Portfolio - Adviser Class
ING Invesco Comstock Portfolio - Service Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
ING Invesco Equity and Income Portfolio - Adviser Class	ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class
ING Invesco Equity and Income Portfolio - Initial Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
ING Invesco Equity and Income Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Service Class
ING Solution Balanced Portfolio - Service Class	ING Solution Growth Portfolio - Service Class
ING Solution Moderately Conservative Portfolio - Service Class	ING Solution Moderate Portfolio - Service Class
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Global Research Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA
Oppenheimer Global Fund/VA	Oppenheimer Global Securities Fund/VA
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA
RiverSource® Investment Series, Inc.:	RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class K	Columbia Diversified Equity Income Fund - Class R4

During 2013, the following Divisions were closed to contract owners:

ING Equity Trust:
    ING Value Choice Fund - Class A
ING Investors Trust:
    ING Pioneer Mid Cap Value Portfolio - Adviser Class
    ING Pioneer Mid Cap Value Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
ING Partners, Inc.:
    ING Growth and Income Core Portfolio - Adviser Class
    ING Growth and Income Core Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
    ING BlackRock Science and Technology Opportunities Portfolio - Class I

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The

mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Future Adoption of Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed

net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;

  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   Related Party Transactions

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.11% to 0.98% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Growth Series:		
Invesco Mid Cap Core Equity Fund - Class A	$ 1,074	$ 1,916
Invesco Small Cap Growth Fund - Class A	8	4
AIM International Mutual Funds:		
Invesco International Growth Fund - Class R5	180	13
AIM Investment Funds:		
Invesco Endeavor Fund - Class A	39	21
Invesco Global Health Care Fund - Investor Class	124	74
AIM Sector Funds:		
Invesco Small Cap Value Fund - Class A	127	7
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	1,980	3,134
Invesco V.I. Core Equity Fund - Series I Shares	1,901	5,586
The Alger Funds:		
Alger Capital Appreciation Fund - Class A	117	15
The Alger Funds II:		
Alger Green Fund - Class A	2,270	847
AllianceBernstein Growth and Income Fund, Inc.:		
AllianceBernstein Growth and Income Fund, Inc. - Class A	22	93
AllianceBernstein Variable Products Series Fund, Inc.:		
AllianceBernstein Growth and Income Portfolio - Class A	185	140
Allianz Funds:		
AllianzGI NFJ Dividend Value Fund - Class A	15	27
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	1	21
AllianzGI NFJ Small-Cap Value Fund - Class A	141	27
Amana Mutual Funds Trust:		
Amana Growth Fund	5,349	7,424
Amana Income Fund	11,990	6,506
American Balanced Fund®, Inc.:		
American Balanced Fund® - Class R-3	912	504
American Century Government Income Trust:		
American Century Inflation-Adjusted Bond Fund - Investor Class	4,650	20,858
American Century Quantitative Equity Funds, Inc.:		
American Century Income & Growth Fund - A Class	2,054	997
American Funds Fundamental Investors:		
Fundamental Investors - Class R-3	588	243
Fundamental Investors - Class R-4	8,229	4,794
American Mutual Fund®:		
American Funds American Mutual Fund® - Class R-4	804	33
Ariel Investment Trust:		
Ariel Appreciation Fund - Investor Class	189	580
Ariel Fund - Investor Class	7,714	2,893

	Purchases	Sales
	(Dollars in thousands)	

	Purchases	Sales
Artisan Funds, Inc.:		
Artisan International Fund - Investor Shares	$ 5,184	$ 1,526
Aston Funds:		
Aston/Fairpointe Mid Cap Fund - Class N	23,036	2,074
BlackRock Equity Dividend Fund:		
BlackRock Equity Dividend Fund - Investor A Shares	285	107
BlackRock Mid Cap Value Opportunities Series, Inc.:		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	8,239	4,724
Bond Fund of America:		
Bond Fund of America - Class R-4	1,498	2,758
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	8,507	5,209
Capital World Growth & Income Fund:		
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	128	72
Cohen & Steers Realty Shares, Inc.:		
Cohen & Steers Realty Shares	2,299	1,897
Columbia Acorn Trust:		
Columbia^{SM} Acorn Fund® - Class A	16	17
Columbia^{SM} Acorn Fund® - Class Z	6	-
Columbia Funds Series Trust:		
Columbia Mid Cap Value Fund - Class A	2,414	1,455
Columbia Mid Cap Value Fund - Class Z	-	-
CRM Mutual Fund Trust:		
CRM Mid Cap Value Fund - Investor Shares	67	18
Delaware Group Adviser Funds:		
Delaware Diversified Income Fund - Class A	1,977	809
Delaware Group Equity Funds V:		
Delaware Small Cap Value Fund - Class A	110	7
Dodge & Cox Funds:		
Dodge & Cox International Stock Fund	127	34
Dodge & Cox Stock Fund	112	33
DWS Institutional Funds:		
DWS Equity 500 Index Fund - Class S	79	44
Eaton Vance Special Investment Trust:		
Eaton Vance Large-Cap Value Fund - Class R	57	49
EuroPacific Growth Fund®:		
EuroPacific Growth Fund® - Class R-3	825	2,360
EuroPacific Growth Fund® - Class R-4	16,349	20,839
Fidelity® Contrafund®:		
Fidelity® Advisor New Insights Fund - Institutional Class	306	124
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	35,546	38,910
Fidelity® VIP Growth Portfolio - Initial Class	5,151	31,702
Fidelity® VIP High Income Portfolio - Initial Class	3,127	3,942
Fidelity® VIP Overseas Portfolio - Initial Class	4,345	5,437
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	36,158	115,868
Fidelity® VIP Index 500 Portfolio - Initial Class	12,460	8,101

	Purchases	**Sales**

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

		(Dollars in thousands)	
Fidelity® Variable Insurance Products III:			
Fidelity® VIP Mid Cap Portfolio - Initial Class	$	6,170	$ 3,006
Fidelity® Variable Insurance Products V:			
Fidelity® VIP Asset Manager Portfolio - Initial Class		1,652	3,910
Franklin Mutual Series Fund Inc.:			
Mutual Global Discovery Fund - Class R		521	733
Franklin Strategic Series:			
Franklin Small-Mid Cap Growth Fund - Class A		209	126
Franklin Templeton Variable Insurance Products Trust:			
Franklin Small Cap Value Securities Fund - Class 2		14,720	16,350
Growth Fund of America:			
Growth Fund of America - Class R-3		2,508	2,040
Growth Fund of America - Class R-4		34,388	29,321
Hartford Mutual Funds, Inc.:			
The Hartford Capital Appreciation Fund - Class R4		188	410
The Hartford Dividend And Growth Fund - Class R4		163	491
Income Fund of America:			
Income Fund of America - Class R-3		372	255
ING Balanced Portfolio, Inc.:			
ING Balanced Portfolio - Class I		10,849	40,429
ING Equity Trust:			
ING Growth Opportunities Fund - Class A		30	2
ING Large Cap Value Fund - Class A		6	-
ING MidCap Opportunities Fund - Class A		2	1
ING Real Estate Fund - Class A		290	319
ING Value Choice Fund - Class A		1	5
ING Funds Trust:			
ING GNMA Income Fund - Class A		539	957
ING Intermediate Bond Fund - Class A		442	1,572
ING Intermediate Bond Portfolio:			
ING Intermediate Bond Portfolio - Class I		23,774	71,292
ING Intermediate Bond Portfolio - Class S		91	264
ING Investors Trust:			
ING BlackRock Health Sciences Opportunities Portfolio - Service Class		14,780	2,432
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class		9	30
ING BlackRock Large Cap Growth Portfolio - Institutional Class		4,030	13,551
ING BlackRock Large Cap Growth Portfolio - Service Class		22	324
ING BlackRock Large Cap Growth Portfolio - Service 2 Class		5	55
ING Clarion Global Real Estate Portfolio - Adviser Class		1	1
ING Clarion Global Real Estate Portfolio - Institutional Class		17,810	11,120
ING Clarion Real Estate Portfolio - Adviser Class		1	4
ING Clarion Real Estate Portfolio - Institutional Class		198	604
ING Clarion Real Estate Portfolio - Service Class		4,434	9,031
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class		4,487	5,483
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class		2,331	7,289
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class		23	1
ING Global Resources Portfolio - Adviser Class		-	1
ING Global Resources Portfolio - Institutional Class		-	1
ING Global Resources Portfolio - Service Class		5,077	20,816
		Purchases	**Sales**

	Purchases	Sales
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING Invesco Growth and Income Portfolio - Institutional Class	$ 4,223	$ 1,032
ING Invesco Growth and Income Portfolio - Service Class	5,783	3,760
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	52	71
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,704	8,201
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,985	6,691
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	-	-
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	8,273	1,891
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,476	1,842
ING Large Cap Growth Portfolio - Adviser Class	3	14
ING Large Cap Growth Portfolio - Institutional Class	22,074	18,323
ING Large Cap Growth Portfolio - Service Class	1,800	441
ING Large Cap Value Portfolio - Adviser Class	27	-
ING Large Cap Value Portfolio - Institutional Class	94,523	35,824
ING Large Cap Value Portfolio - Service Class	570	248
ING Limited Maturity Bond Portfolio - Adviser Class	1	-
ING Marsico Growth Portfolio - Institutional Class	2,452	2,540
ING Marsico Growth Portfolio - Service Class	5	30
ING MFS Total Return Portfolio - Adviser Class	36	312
ING MFS Total Return Portfolio - Institutional Class	5,163	7,169
ING MFS Total Return Portfolio - Service Class	2,518	3,508
ING MFS Utilities Portfolio - Service Class	4,122	5,330
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	4	-
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	2,520	3,386
ING Multi-Manager Large Cap Core Portfolio - Service Class	37	47
ING PIMCO High Yield Portfolio - Adviser Class	14	19
ING PIMCO High Yield Portfolio - Institutional Class	11,556	8,949
ING PIMCO High Yield Portfolio - Service Class	7,086	10,450
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	27
ING Pioneer Mid Cap Value Portfolio - Institutional Class	1,965	91,375
ING Pioneer Mid Cap Value Portfolio - Service Class	31	474
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	149	29
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	40,057	9,077
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	79,011	20,317
ING T. Rowe Price Equity Income Portfolio - Adviser Class	88	359
ING T. Rowe Price Equity Income Portfolio - Service Class	8,636	18,127
ING T. Rowe Price International Stock Portfolio - Adviser Class	9	5
ING T. Rowe Price International Stock Portfolio - Service Class	796	1,404
ING Templeton Global Growth Portfolio - Institutional Class	111	334
ING Templeton Global Growth Portfolio - Service Class	2,100	1,479
ING U.S. Stock Index Portfolio - Institutional Class	4,787	835
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	74,189	87,985
ING Mutual Funds:		
ING Global Real Estate Fund - Class A	53	12
ING International Small Cap Fund - Class A	105	132

	Purchases	**Sales**
	(Dollars in thousands)	

ING Partners, Inc.:

	Purchases	Sales
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	$ 8	$ 18
ING American Century Small-Mid Cap Value Portfolio - Initial Class	7,739	1,582
ING American Century Small-Mid Cap Value Portfolio - Service Class	8,526	6,299
ING Baron Growth Portfolio - Adviser Class	114	1,272
ING Baron Growth Portfolio - Service Class	27,689	14,552
ING Columbia Contrarian Core Portfolio - Service Class	1,803	3,062
ING Columbia Small Cap Value II Portfolio - Adviser Class	15	104
ING Columbia Small Cap Value II Portfolio - Service Class	1,971	1,379
ING Fidelity® VIP Mid Cap Portfolio - Service Class	7	1,254
ING Global Bond Portfolio - Adviser Class	43	77
ING Global Bond Portfolio - Initial Class	10,155	35,880
ING Global Bond Portfolio - Service Class	162	415
ING Growth and Income Core Portfolio - Adviser Class	22	692
ING Growth and Income Core Portfolio - Initial Class	860	76,093
ING Index Solution 2015 Portfolio - Initial Class	407	66
ING Index Solution 2015 Portfolio - Service Class	201	445
ING Index Solution 2015 Portfolio - Service 2 Class	252	96
ING Index Solution 2025 Portfolio - Initial Class	692	25
ING Index Solution 2025 Portfolio - Service Class	962	2
ING Index Solution 2025 Portfolio - Service 2 Class	964	118
ING Index Solution 2035 Portfolio - Initial Class	851	37
ING Index Solution 2035 Portfolio - Service Class	294	7
ING Index Solution 2035 Portfolio - Service 2 Class	564	144
ING Index Solution 2045 Portfolio - Initial Class	313	16
ING Index Solution 2045 Portfolio - Service Class	308	4
ING Index Solution 2045 Portfolio - Service 2 Class	448	210
ING Index Solution 2055 Portfolio - Initial Class	120	1
ING Index Solution 2055 Portfolio - Service Class	161	154
ING Index Solution 2055 Portfolio - Service 2 Class	117	22
ING Index Solution Income Portfolio - Initial Class	10	-
ING Index Solution Income Portfolio - Service Class	157	458
ING Index Solution Income Portfolio - Service 2 Class	34	3
ING Invesco Comstock Portfolio - Adviser Class	25	27
ING Invesco Comstock Portfolio - Service Class	10,559	6,520
ING Invesco Equity and Income Portfolio - Adviser Class	40	98
ING Invesco Equity and Income Portfolio - Initial Class	11,345	36,205
ING Invesco Equity and Income Portfolio - Service Class	43	81
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	61	126
ING JPMorgan Mid Cap Value Portfolio - Initial Class	3,836	396
ING JPMorgan Mid Cap Value Portfolio - Service Class	12,975	4,999
ING Oppenheimer Global Portfolio - Adviser Class	45	179
ING Oppenheimer Global Portfolio - Initial Class	16,160	67,839
ING Oppenheimer Global Portfolio - Service Class	161	125
ING PIMCO Total Return Portfolio - Adviser Class	155	698
ING PIMCO Total Return Portfolio - Initial Class	996	153
ING PIMCO Total Return Portfolio - Service Class	21,760	62,269
ING Pioneer High Yield Portfolio - Initial Class	15,017	4,337
ING Pioneer High Yield Portfolio - Service Class	235	40

(Dollars in thousands)

ING Partners, Inc. (continued):

ING Solution 2015 Portfolio - Adviser Class	$ 27	$ 31
ING Solution 2015 Portfolio - Initial Class	683	279
ING Solution 2015 Portfolio - Service Class	8,689	11,906
ING Solution 2015 Portfolio - Service 2 Class	1,518	2,521
ING Solution 2025 Portfolio - Adviser Class	69	48
ING Solution 2025 Portfolio - Initial Class	222	39
ING Solution 2025 Portfolio - Service Class	16,141	10,987
ING Solution 2025 Portfolio - Service 2 Class	2,110	4,600
ING Solution 2035 Portfolio - Adviser Class	4	96
ING Solution 2035 Portfolio - Initial Class	248	21
ING Solution 2035 Portfolio - Service Class	15,818	8,152
ING Solution 2035 Portfolio - Service 2 Class	1,730	5,508
ING Solution 2045 Portfolio - Adviser Class	2	33
ING Solution 2045 Portfolio - Initial Class	343	45
ING Solution 2045 Portfolio - Service Class	11,557	6,736
ING Solution 2045 Portfolio - Service 2 Class	1,562	6,831
ING Solution 2055 Portfolio - Initial Class	5	-
ING Solution 2055 Portfolio - Service Class	4,237	1,132
ING Solution 2055 Portfolio - Service 2 Class	591	450
ING Solution Balanced Portfolio - Service Class	1,307	350
ING Solution Income Portfolio - Adviser Class	8	52
ING Solution Income Portfolio - Initial Class	747	237
ING Solution Income Portfolio - Service Class	4,347	2,943
ING Solution Income Portfolio - Service 2 Class	286	1,010
ING Solution Moderately Conservative Portfolio - Service Class	1,785	605
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	23	225
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	10,789	45,391
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	150	77
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	57	173
ING T. Rowe Price Growth Equity Portfolio - Initial Class	15,473	31,766
ING T. Rowe Price Growth Equity Portfolio - Service Class	584	529
ING Templeton Foreign Equity Portfolio - Adviser Class	26	139
ING Templeton Foreign Equity Portfolio - Initial Class	5,064	12,932
ING Templeton Foreign Equity Portfolio - Service Class	62	40
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	-	83
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	677	75,011
ING UBS U.S. Large Cap Equity Portfolio - Service Class	9	27
ING Series Fund, Inc.:		
ING Core Equity Research Fund - Class A	16	87
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	6,402	5,192
ING Strategic Allocation Growth Portfolio - Class I	4,808	6,683
ING Strategic Allocation Moderate Portfolio - Class I	4,979	7,778
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	714	245
ING Growth and Income Portfolio - Class I	171,173	169,219
ING Growth and Income Portfolio - Class S	132	6,576

	Purchases	**Sales**
	(Dollars in thousands)	

ING Variable Insurance Trust:

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Purchases	Sales
ING GET U.S. Core Portfolio - Series 11	$ -	$ 6
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	-	2
ING BlackRock Science and Technology Opportunities Portfolio - Class I	6,153	46,737
ING Index Plus LargeCap Portfolio - Class I	12,105	35,405
ING Index Plus LargeCap Portfolio - Class S	9	132
ING Index Plus MidCap Portfolio - Class I	11,731	40,457
ING Index Plus MidCap Portfolio - Class S	16	23
ING Index Plus SmallCap Portfolio - Class I	13,247	13,362
ING Index Plus SmallCap Portfolio - Class S	8	16
ING International Index Portfolio - Class I	5,707	3,654
ING International Index Portfolio - Class S	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class I	3,234	2,878
ING Russell™ Large Cap Growth Index Portfolio - Class S	211	41
ING Russell™ Large Cap Index Portfolio - Class I	9,303	3,197
ING Russell™ Large Cap Index Portfolio - Class S	130	12
ING Russell™ Large Cap Value Index Portfolio - Class I	313	284
ING Russell™ Large Cap Value Index Portfolio - Class S	2,449	1,629
ING Russell™ Mid Cap Growth Index Portfolio - Class S	2,086	1,377
ING Russell™ Mid Cap Index Portfolio - Class I	15,935	3,733
ING Russell™ Small Cap Index Portfolio - Class I	8,147	2,019
ING Small Company Portfolio - Class I	17,317	17,136
ING Small Company Portfolio - Class S	39	6
ING U.S. Bond Index Portfolio - Class I	2,663	4,351
ING Variable Products Trust:		
ING International Value Portfolio - Class I	4,480	11,658
ING International Value Portfolio - Class S	9	39
ING MidCap Opportunities Portfolio - Class I	54,477	12,423
ING MidCap Opportunities Portfolio - Class S	209	934
ING SmallCap Opportunities Portfolio - Class I	10,909	7,454
ING SmallCap Opportunities Portfolio - Class S	19	15
Janus Aspen Series:		
Janus Aspen Series Balanced Portfolio - Institutional Shares	19	56
Janus Aspen Series Enterprise Portfolio - Institutional Shares	20	145
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	4	3
Janus Aspen Series Global Research Portfolio - Institutional Shares	10	19
Janus Aspen Series Janus Portfolio - Institutional Shares	2	14
JPMorgan Trust II:		
JPMorgan Government Bond Fund - Select Class	555	301
Lazard Funds, Inc.:		
Lazard Emerging Markets Equity Portfolio - Open Shares	-	-
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	334	2,692
LKCM Funds:		
LKCM Aquinas Growth Fund	70	50
Loomis Sayles Funds I:		
Loomis Sayles Small Cap Value Fund - Retail Class	3,551	1,224
Lord Abbett Developing Growth Fund, Inc.:		
Lord Abbett Developing Growth Fund - Class A	144	17

	Purchases	Sales
	(Dollars in thousands)	
Lord Abbett Investment Trust:		

	Purchases	Sales
Lord Abbett Core Fixed Income Fund - Class A	$ 7	$ 19
Lord Abbett Mid Cap Stock Fund, Inc.:		
Lord Abbett Mid Cap Stock Fund - Class A	93	307
Lord Abbett Research Fund, Inc.:		
Lord Abbett SmallCap Value Fund - Class A	459	260
Lord Abbett Securities Trust:		
Lord Abbett Fundamental Equity Fund - Class A	115	35
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	3,479	20,906
MainStay Funds:		
MainStay Large Cap Growth Fund - Class R3	101	17
Massachusetts Investors Growth Stock Fund:		
Massachusetts Investors Growth Stock Fund - Class A	192	384
Metropolitan West Funds:		
Metropolitan West Total Return Bond Fund - Class M Shares	3,541	32
Neuberger Berman Equity Funds®:		
Neuberger Berman Genesis Fund - Trust Class	74	3
Neuberger Berman Socially Responsive Fund - Trust Class	5,462	2,210
New Perspective Fund:		
New Perspective Fund - Class R-3	496	618
New Perspective Fund - Class R-4	17,141	8,352
Oppenheimer Capital Appreciation Fund:		
Oppenheimer Capital Appreciation Fund - Class A	17	489
Oppenheimer Developing Markets Fund:		
Oppenheimer Developing Markets Fund - Class A	14,484	30,467
Oppenheimer Developing Markets Fund - Class Y	5,143	4,240
Oppenheimer Gold & Special Minerals Fund:		
Oppenheimer Gold & Special Minerals Fund - Class A	13	4
Oppenheimer International Bond Fund:		
Oppenheimer International Bond Fund - Class A	46	22
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	-	9
Oppenheimer Global Fund/VA	11	31
Oppenheimer Global Strategic Income Fund/VA	8	13
Oppenheimer Main Street Fund®/VA	1	10
Oppenheimer Main Street Small Cap Fund®/VA	9,523	2,045
Parnassus Income Funds:		
Parnassus Equity Income Fund - Investor Shares	6,832	578
Pax World Funds Series Trust I:		
Pax World Balanced Fund - Individual Investor Class	7,868	6,441
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	10,823	97,471
Pioneer Equity Income Fund:		
Pioneer Equity Income Fund - Class Y	3,223	246
Pioneer High Yield Fund:		
Pioneer High Yield Fund - Class A	439	727
Pioneer Strategic Income Fund:		
Pioneer Strategic Income Fund - Class A	323	427

(Dollars in thousands)

Pioneer Variable Contracts Trust:			
Pioneer Emerging Markets VCT Portfolio - Class I	$ 1,280	$	3,672
Pioneer High Yield VCT Portfolio - Class I	7,965		4,811
RiverSource® Investment Series, Inc.:			
Columbia Diversified Equity Income Fund - Class K	1,891		1,671
The Royce Fund:			
Royce Total Return Fund - K Class	1		-
SmallCap World Fund, Inc.:			
SMALLCAP World Fund® - Class R-4	4,276		2,045
T. Rowe Price Mid-Cap Value Fund, Inc.:			
T. Rowe Price Mid-Cap Value Fund - R Class	180		224
T. Rowe Price Value Fund, Inc.:			
T. Rowe Price Value Fund - Advisor Class	78		83
Templeton Funds, Inc.:			
Templeton Foreign Fund - Class A	620		247
Templeton Income Trust:			
Templeton Global Bond Fund - Advisor Class	11,060		7,304
Templeton Global Bond Fund - Class A	22,018		21,763
Thornburg Investment Trust:			
Thornburg International Value Fund - Class R4	8		1
USAA Investment Trust:			
USAA Precious Metals and Minerals Fund - Adviser Shares	6,616		3,209
Vanguard® Variable Insurance Fund:			
Diversified Value Portfolio	6		9
Equity Income Portfolio	42		329
Small Company Growth Portfolio	8		19
The Victory Portfolios:			
Victory Small Company Opportunity Fund - Class R	4		-
Wanger Advisors Trust:			
Wanger International	13,874		5,394
Wanger Select	4,246		15,467
Wanger USA	12,942		9,205
Washington Mutual Investors Fund:			
Washington Mutual Investors Fund - Class R-3	711		1,403
Washington Mutual Investors Fund - Class R-4	11,016		12,157
Wells Fargo Funds Trust:			
Wells Fargo Advantage Small Cap Value Fund - Class A	35		63
Wells Fargo Advantage Special Small Cap Value Fund - Class A	10,402		12,957

7.   Changes in Units

The changes in units outstanding were as follows:

		Year Ended December 31				
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	83,840	151,512	(67,672)	66,280	123,142	(56,862)
Invesco Small Cap Growth Fund - Class A	318	226	92	559	1,231	(672)
AIM International Mutual Funds:						
Invesco International Growth Fund - Class R5	16,490	1,530	14,960	2,967	1	2,966
AIM Investment Funds:						
Invesco Endeavor Fund - Class A	2,069	1,153	916	4,940	2,454	2,486
Invesco Global Health Care Fund - Investor Class	2,564	2,154	410	3,593	3,006	587
AIM Sector Funds:						
Invesco Small Cap Value Fund - Class A	10,130	5,717	4,413	9,150	6,811	2,339
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	1,729,947	1,734,198	(4,251)	799,175	97,178	701,997
Invesco V.I. Core Equity Fund - Series I Shares	381,722	670,658	(288,936)	283,311	681,336	(398,025)
The Alger Funds:						
Alger Capital Appreciation Fund - Class A	4,512	1,163	3,349	36,919	1,507	35,412
The Alger Funds II:						
Alger Green Fund - Class A	137,089	62,806	74,283	40,330	27,834	12,496
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	1,281	6,157	(4,876)	7,899	7,861	38
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	11,302	9,054	2,248	10,619	16,211	(5,592)
Allianz Funds:						
AllianzGI NFJ Dividend Value Fund - Class A	566	1,378	(812)	7,049	6,821	228
AllianzGI NFJ Large-Cap Value Fund - Institutional Class	58	1,867	(1,809)	106,748	476,955	(370,207)
AllianzGI NFJ Small-Cap Value Fund - Class A	11,781	9,408	2,373	13,164	14,831	(1,667)
Amana Mutual Funds Trust:						
Amana Growth Fund	654,147	896,989	(242,842)	913,133	543,784	369,349
Amana Income Fund	1,203,871	868,633	335,238	1,266,627	623,773	642,854

| | Year Ended December 31 | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	203,036	183,185	19,851	119,572	169,481	(49,909)
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	902,333	2,269,235	(1,366,902)	2,114,698	1,465,248	649,450
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	225,681	153,680	72,001	159,852	130,012	29,840
American Funds Fundamental Investors:						
Fundamental Investors - Class R-3	108,599	81,542	27,057	75,934	82,680	(6,746)
Fundamental Investors - Class R-4	1,095,577	903,222	192,355	815,631	845,129	(29,498)
American Mutual Fund®:						
American Funds American Mutual Fund® - Class R-4	57,093	3,346	53,747	4,912	265	4,647
Ariel Investment Trust:						
Ariel Appreciation Fund - Investor Class	8,813	33,289	(24,476)	35,333	31,029	4,304
Ariel Fund - Investor Class	649,175	336,975	312,200	180,341	207,774	(27,433)
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	594,877	247,761	347,116	299,147	116,039	183,108
Aston Funds:						
Aston/Fairpointe Mid Cap Fund - Class N	1,562,486	351,095	1,211,391	360,726	160,630	200,096
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	68,384	58,257	10,127	78,914	44,419	34,495
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	464,773	325,192	139,581	256,602	178,498	78,104
Bond Fund of America:						
Bond Fund of America - Class R-4	237,156	360,575	(123,419)	348,172	237,042	111,130
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	279,444	335,888	(56,444)	230,939	311,793	(80,854)
Capital World Growth & Income Fund:						
Capital World Growth & Income Fund[SM], Inc. - Class R-3	19,891	17,262	2,629	25,871	24,465	1,406
Cohen & Steers Realty Shares, Inc.:						
Cohen & Steers Realty Shares	233,746	210,609	23,137	210,600	85,135	125,465

228

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class A	4,132	4,527	(395)	884	592	292
Columbia^{SM} Acorn Fund® - Class Z	230	-	230	189,532	1,198,349	(1,008,817)
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	185,657	154,176	31,481	90,325	115,934	(25,609)
Columbia Mid Cap Value Fund - Class Z	6	-	6	66,661	623,498	(556,837)
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	3,412	3,141	271	7,697	9,026	(1,329)
Delaware Group Adviser Funds:						
Delaware Diversified Income Fund - Class A	212,092	100,036	112,056	81,372	2,072	79,300
Delaware Group Equity Funds V:						
Delaware Small Cap Value Fund - Class A	10,165	1,104	9,061	-	-	-
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	15,434	8,743	6,691	14,828	9,687	5,141
Dodge & Cox Stock Fund	7,905	3,221	4,684	2,471	2,536	(65)
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	4,110	2,434	1,676	4,779	2,638	2,141
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	3,285	2,996	289	3,671	567	3,104
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	176,986	261,553	(84,567)	209,152	363,364	(154,212)
EuroPacific Growth Fund® - Class R-4	2,933,961	3,144,297	(210,336)	4,855,811	5,424,908	(569,097)
Fidelity® Contrafund®:						
Fidelity® Advisor New Insights Fund - Institutional Class	29,292	22,922	6,370	24,464	12,164	12,300
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,021,516	3,124,046	(1,102,530)	2,201,418	3,749,583	(1,548,165)
Fidelity® VIP Growth Portfolio - Initial Class	1,653,429	2,738,405	(1,084,976)	1,457,352	2,378,324	(920,972)
Fidelity® VIP High Income Portfolio - Initial Class	306,906	400,417	(93,511)	340,794	258,609	82,185
Fidelity® VIP Overseas Portfolio - Initial Class	449,293	509,310	(60,017)	315,220	572,696	(257,476)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	7,664,321	9,394,224	(1,729,903)	11,010,210	12,594,235	(1,584,025)
Fidelity® VIP Index 500 Portfolio - Initial Class	538,590	478,807	59,783	419,428	510,600	(91,172)

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	211,954	221,163	(9,209)	217,739	230,305	(12,566)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager Portfolio - Initial Class	86,980	177,762	(90,782)	110,858	135,327	(24,469)
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	59,779	77,653	(17,874)	61,145	100,663	(39,518)
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	8,720	8,968	(248)	8,926	21,873	(12,947)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	1,303,466	1,462,830	(159,364)	1,441,134	2,262,557	(821,423)
Growth Fund of America:						
Growth Fund of America - Class R-3	347,973	375,859	(27,886)	308,357	625,897	(317,540)
Growth Fund of America - Class R-4	2,862,204	3,697,817	(835,613)	4,947,208	7,430,469	(2,483,261)
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	13,538	27,338	(13,800)	21,170	25,254	(4,084)
The Hartford Dividend And Growth Fund - Class R4	10,728	31,324	(20,596)	21,290	2,953	18,337
Income Fund of America:						
Income Fund of America - Class R-3	62,175	59,637	2,538	62,089	86,431	(24,342)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	3,211,209	4,442,240	(1,231,031)	1,233,165	2,421,016	(1,187,851)
ING Equity Trust:						
ING Growth Opportunities Fund - Class A	1,608	114	1,494	4,583	1	4,582
ING Large Cap Value Fund - Class A	491	-	491	-	-	-
ING MidCap Opportunities Fund - Class A	179	111	68	-	-	-
ING Real Estate Fund - Class A	26,058	29,528	(3,470)	32,551	54,563	(22,012)
ING Value Choice Fund - Class A	-	309	(309)	375	280	95
ING Funds Trust:						
ING GNMA Income Fund - Class A	82,884	127,147	(44,263)	166,470	183,054	(16,584)
ING Intermediate Bond Fund - Class A	80,323	164,900	(84,577)	94,948	120,732	(25,784)

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	6,968,979	9,141,399	(2,172,420)	7,006,370	7,422,458	(416,088)
ING Intermediate Bond Portfolio - Class S	4,394	19,297	(14,903)	20,006	5,224	14,782
ING Investors Trust:						
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	967,670	370,014	597,656	408,408	326,785	81,623
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class	491	2,736	(2,245)	7,650	5,922	1,728
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,759,860	2,606,749	(846,889)	1,027,893	1,741,253	(713,360)
ING BlackRock Large Cap Growth Portfolio - Service Class	1,567	29,081	(27,514)	49,983	53,958	(3,975)
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	198	4,669	(4,471)	3,185	3,490	(305)
ING Clarion Global Real Estate Portfolio - Adviser Class	29	156	(127)	479	64	415
ING Clarion Global Real Estate Portfolio - Institutional Class	2,025,676	1,835,075	190,601	3,539,942	2,856,395	683,547
ING Clarion Real Estate Portfolio - Adviser Class	60	363	(303)	2,207	374	1,833
ING Clarion Real Estate Portfolio - Institutional Class	2,115,219	2,145,540	(30,321)	13,652	26,688	(13,036)
ING Clarion Real Estate Portfolio - Service Class	956,409	1,320,633	(364,224)	2,095,109	2,130,244	(35,135)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	491,978	576,823	(84,845)	2,736,643	81,739	2,654,904
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	504,385	776,122	(271,737)	2,810,199	4,313,475	(1,503,276)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class	2,161	109	2,052	-	539	(539)
ING Global Resources Portfolio - Adviser Class	-	113	(113)	-	63	(63)
ING Global Resources Portfolio - Institutional Class	-	120	(120)	-	271	(271)
ING Global Resources Portfolio - Service Class	1,722,003	3,059,843	(1,337,840)	1,980,845	3,391,498	(1,410,653)
ING Invesco Growth and Income Portfolio - Institutional Class	371,617	120,036	251,581	659,173	25,169	634,004
ING Invesco Growth and Income Portfolio - Service Class	572,437	442,851	129,586	988,600	1,343,357	(354,757)
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	587	1,875	(1,288)	4,147	5,772	(1,625)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	330,204	659,587	(329,383)	451,520	535,021	(83,501)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	268,549	462,214	(193,665)	359,741	461,748	(102,007)
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class	42	34	8	483	1	482
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	660,224	185,979	474,245	902,124	51,066	851,058
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	526,210	234,293	291,917	1,009,525	1,116,369	(106,844)
ING Large Cap Growth Portfolio - Adviser Class	95	1,017	(922)	2,897	1,019	1,878
ING Large Cap Growth Portfolio - Institutional Class	3,507,037	3,279,851	227,186	8,266,028	5,172,870	3,093,158
ING Large Cap Growth Portfolio - Service Class	120,498	36,065	84,433	20,187	20,118	69

231

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Large Cap Value Portfolio - Adviser Class	2,787	32	2,755	-	-	-
ING Large Cap Value Portfolio - Institutional Class	18,985,303	14,205,891	4,779,412	3,757,148	6,214,442	(2,457,294)
ING Large Cap Value Portfolio - Service Class	60,565	32,103	28,462	29,020	52,101	(23,081)
ING Limited Maturity Bond Portfolio - Adviser Class	117	-	117	1,673	5	1,668
ING Marsico Growth Portfolio - Institutional Class	275,995	279,214	(3,219)	356,498	367,780	(11,282)
ING Marsico Growth Portfolio - Service Class	1,200	3,013	(1,813)	13,630	53,553	(39,923)
ING MFS Total Return Portfolio - Adviser Class	852	21,324	(20,472)	757	8,339	(7,582)
ING MFS Total Return Portfolio - Institutional Class	631,862	841,460	(209,598)	451,494	881,592	(430,098)
ING MFS Total Return Portfolio - Service Class	305,044	378,249	(73,205)	312,779	420,982	(108,203)
ING MFS Utilities Portfolio - Service Class	428,862	504,933	(76,071)	753,582	859,544	(105,962)
ING Morgan Stanley Global Franchise Portfolio - Adviser Class	80	25	55	1,260	-	1,260
ING Multi-Manager Large Cap Core Portfolio - Institutional Class	333,685	406,680	(72,995)	369,480	556,118	(186,638)
ING Multi-Manager Large Cap Core Portfolio - Service Class	4,428	5,419	(991)	4,895	7,035	(2,140)
ING PIMCO High Yield Portfolio - Adviser Class	972	1,571	(599)	4,639	3,090	1,549
ING PIMCO High Yield Portfolio - Institutional Class	1,160,232	943,616	216,616	1,853,081	370,383	1,482,698
ING PIMCO High Yield Portfolio - Service Class	640,889	915,879	(274,990)	1,966,848	1,712,771	254,077
ING Pioneer Mid Cap Value Portfolio - Adviser Class	-	2,147	(2,147)	2,186	39	2,147
ING Pioneer Mid Cap Value Portfolio - Institutional Class	-	6,796,295	(6,796,295)	1,424,831	2,595,391	(1,170,560)
ING Pioneer Mid Cap Value Portfolio - Service Class	-	33,823	(33,823)	18,804	20,407	(1,603)
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class	10,585	2,344	8,241	3,783	1,152	2,631
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	3,020,267	1,234,217	1,786,050	11,430,218	600,387	10,829,831
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	6,750,946	5,100,275	1,650,671	13,216,984	17,510,563	(4,293,579)
ING T. Rowe Price Equity Income Portfolio - Adviser Class	4,648	23,838	(19,190)	10,765	14,203	(3,438)
ING T. Rowe Price Equity Income Portfolio - Service Class	2,094,826	2,299,661	(204,835)	3,724,306	4,315,386	(591,080)
ING T. Rowe Price International Stock Portfolio - Adviser Class	850	470	380	1,487	956	531
ING T. Rowe Price International Stock Portfolio - Service Class	100,416	140,744	(40,328)	142,591	179,649	(37,058)
ING Templeton Global Growth Portfolio - Institutional Class	16,346	29,739	(13,393)	27,243	28,273	(1,030)
ING Templeton Global Growth Portfolio - Service Class	232,060	178,728	53,332	124,975	104,939	20,036
ING U.S. Stock Index Portfolio - Institutional Class	335,517	67,370	268,147	122,251	120,297	1,954

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	16,787,563	17,246,886	(459,323)	12,048,164	14,604,104	(2,555,940)
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	6,408	4,298	2,110	4,521	3,830	691
ING International Small Cap Fund - Class A	7,009	8,686	(1,677)	14,320	68,209	(53,889)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	146	948	(802)	519	1,047	(528)
ING American Century Small-Mid Cap Value Portfolio - Initial Class	522,414	139,063	383,351	819,341	45,373	773,968
ING American Century Small-Mid Cap Value Portfolio - Service Class	1,274,015	1,119,439	154,576	1,960,296	2,287,656	(327,360)
ING Baron Growth Portfolio - Adviser Class	5,522	73,476	(67,954)	2,196	5,369	(3,173)
ING Baron Growth Portfolio - Service Class	2,734,878	2,214,007	520,871	2,878,411	3,521,897	(643,486)
ING Columbia Contrarian Core Portfolio - Service Class	164,859	219,945	(55,086)	165,045	242,395	(77,350)
ING Columbia Small Cap Value II Portfolio - Adviser Class	965	9,045	(8,080)	2,270	974	1,296
ING Columbia Small Cap Value II Portfolio - Service Class	192,863	148,862	44,001	123,126	142,152	(19,026)
ING Fidelity® VIP Mid Cap Portfolio - Service Class	1,772	106,096	(104,324)	555,082	810,362	(255,280)
ING Global Bond Portfolio - Adviser Class	1,949	5,226	(3,277)	2,107	5,671	(3,564)
ING Global Bond Portfolio - Initial Class	2,102,380	4,245,650	(2,143,270)	2,641,014	3,622,441	(981,427)
ING Global Bond Portfolio - Service Class	25,212	47,576	(22,364)	73,376	47,659	25,717
ING Growth and Income Core Portfolio - Adviser Class	-	56,296	(56,296)	2,098	5,499	(3,401)
ING Growth and Income Core Portfolio - Initial Class	-	3,251,297	(3,251,297)	331,076	851,173	(520,097)
ING Index Solution 2015 Portfolio - Initial Class	31,685	8,890	22,795	18,887	124	18,763
ING Index Solution 2015 Portfolio - Service Class	13,877	30,748	(16,871)	17,022	3,437	13,585
ING Index Solution 2015 Portfolio - Service 2 Class	21,269	12,407	8,862	29,876	20,722	9,154
ING Index Solution 2025 Portfolio - Initial Class	49,033	8,243	40,790	55,762	29,723	26,039
ING Index Solution 2025 Portfolio - Service Class	58,152	108	58,044	2,528	84	2,444
ING Index Solution 2025 Portfolio - Service 2 Class	199,431	145,909	53,522	113,272	88,106	25,166
ING Index Solution 2035 Portfolio - Initial Class	50,917	2,604	48,313	36,127	15,169	20,958
ING Index Solution 2035 Portfolio - Service Class	17,611	486	17,125	5,887	182	5,705
ING Index Solution 2035 Portfolio - Service 2 Class	125,092	101,407	23,685	78,051	75,337	2,714
ING Index Solution 2045 Portfolio - Initial Class	18,096	1,134	16,962	2,781	1,021	1,760
ING Index Solution 2045 Portfolio - Service Class	17,635	208	17,427	925	14	911
ING Index Solution 2045 Portfolio - Service 2 Class	95,152	82,089	13,063	71,396	52,330	19,066

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Index Solution 2055 Portfolio - Initial Class	8,386	90	8,296	1,721	124	1,597
ING Index Solution 2055 Portfolio - Service Class	11,383	11,639	(256)	11,769	1,516	10,253
ING Index Solution 2055 Portfolio - Service 2 Class	14,231	7,632	6,599	3,849	1,303	2,546
ING Index Solution Income Portfolio - Initial Class	769	-	769	-	-	-
ING Index Solution Income Portfolio - Service Class	5,896	31,963	(26,067)	32,409	-	32,409
ING Index Solution Income Portfolio - Service 2 Class	6,930	5,597	1,333	17,815	15,686	2,129
ING Invesco Comstock Portfolio - Adviser Class	1,657	1,933	(276)	1,967	3,238	(1,271)
ING Invesco Comstock Portfolio - Service Class	1,431,624	1,118,183	313,441	446,592	847,723	(401,131)
ING Invesco Equity and Income Portfolio - Adviser Class	2,199	6,498	(4,299)	917	2,007	(1,090)
ING Invesco Equity and Income Portfolio - Initial Class	2,614,530	4,223,656	(1,609,126)	1,719,834	3,196,512	(1,476,678)
ING Invesco Equity and Income Portfolio - Service Class	855	1,625	(770)	1,088	606	482
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	2,864	7,538	(4,674)	1,289	2,587	(1,298)
ING JPMorgan Mid Cap Value Portfolio - Initial Class	315,751	30,476	285,275	90,643	1,038	89,605
ING JPMorgan Mid Cap Value Portfolio - Service Class	1,096,748	831,046	265,702	576,821	385,377	191,444
ING Oppenheimer Global Portfolio - Adviser Class	2,741	11,495	(8,754)	2,291	3,819	(1,528)
ING Oppenheimer Global Portfolio - Initial Class	4,099,694	7,003,366	(2,903,672)	3,853,300	7,723,403	(3,870,103)
ING Oppenheimer Global Portfolio - Service Class	8,770	7,016	1,754	8,904	6,074	2,830
ING PIMCO Total Return Portfolio - Adviser Class	4,853	47,043	(42,190)	8,610	14,681	(6,071)
ING PIMCO Total Return Portfolio - Initial Class	95,578	20,304	75,274	27,947	6,223	21,724
ING PIMCO Total Return Portfolio - Service Class	5,805,529	8,834,993	(3,029,464)	4,884,316	4,446,517	437,799
ING Pioneer High Yield Portfolio - Initial Class	2,199,760	1,662,356	537,404	704,247	627,449	76,798
ING Pioneer High Yield Portfolio - Service Class	36,798	27,818	8,980	23,381	22,583	798
ING Solution 2015 Portfolio - Adviser Class	-	2,164	(2,164)	-	1,366	(1,366)
ING Solution 2015 Portfolio - Initial Class	60,603	26,966	33,637	128,792	4,476	124,316
ING Solution 2015 Portfolio - Service Class	1,382,690	1,732,741	(350,051)	1,595,848	1,556,098	39,750
ING Solution 2015 Portfolio - Service 2 Class	364,225	463,007	(98,782)	536,560	922,271	(385,711)
ING Solution 2025 Portfolio - Adviser Class	1,126	92	1,034	753	1,523	(770)
ING Solution 2025 Portfolio - Initial Class	18,783	3,494	15,289	50,607	292	50,315

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2025 Portfolio - Service Class	2,202,535	1,944,229	258,306	2,154,944	1,629,991	524,953
ING Solution 2025 Portfolio - Service 2 Class	465,269	664,957	(199,688)	683,477	1,191,591	(508,114)
ING Solution 2035 Portfolio - Adviser Class	56	7,192	(7,136)	219	10,271	(10,052)
ING Solution 2035 Portfolio - Initial Class	19,287	1,589	17,698	124,886	194	124,692
ING Solution 2035 Portfolio - Service Class	1,898,232	1,431,133	467,099	2,207,545	1,456,918	750,627
ING Solution 2035 Portfolio - Service 2 Class	484,750	760,667	(275,917)	726,263	1,005,253	(278,990)
ING Solution 2045 Portfolio - Adviser Class	24	2,464	(2,440)	44	1,310	(1,266)
ING Solution 2045 Portfolio - Initial Class	28,919	3,722	25,197	89,495	12,562	76,933
ING Solution 2045 Portfolio - Service Class	1,367,633	1,059,776	307,857	1,861,735	1,348,567	513,168
ING Solution 2045 Portfolio - Service 2 Class	375,592	743,675	(368,083)	490,131	777,390	(287,259)
ING Solution 2055 Portfolio - Initial Class	103	18	85	9,827	-	9,827
ING Solution 2055 Portfolio - Service Class	351,621	133,979	217,642	234,581	93,240	141,341
ING Solution 2055 Portfolio - Service 2 Class	67,105	57,511	9,594	28,883	17,479	11,404
ING Solution Balanced Portfolio - Service Class	117,950	42,045	75,905	69,871	43,691	26,180
ING Solution Income Portfolio - Adviser Class	2	3,788	(3,786)	-	5,700	(5,700)
ING Solution Income Portfolio - Initial Class	62,747	21,294	41,453	192,980	-	192,980
ING Solution Income Portfolio - Service Class	410,224	318,071	92,153	506,672	637,329	(130,657)
ING Solution Income Portfolio - Service 2 Class	57,663	121,108	(63,445)	85,606	153,525	(67,919)
ING Solution Moderately Conservative Portfolio - Service Class	149,927	63,338	86,589	107,191	86,576	20,615
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	1,280	13,228	(11,948)	1,588	2,024	(436)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,705,718	3,687,087	(1,981,369)	2,004,593	3,976,514	(1,971,921)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	17,059	12,272	4,787	14,836	18,794	(3,958)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	4,101	10,921	(6,820)	3,373	12,112	(8,739)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,038,143	3,251,128	(212,985)	3,623,596	3,346,796	276,800
ING T. Rowe Price Growth Equity Portfolio - Service Class	65,685	59,736	5,949	45,715	25,790	19,925
ING Templeton Foreign Equity Portfolio - Adviser Class	2,155	14,167	(12,012)	6,489	3,941	2,548
ING Templeton Foreign Equity Portfolio - Initial Class	2,028,234	2,887,775	(859,541)	3,997,550	2,632,117	1,365,433
ING Templeton Foreign Equity Portfolio - Service Class	2,183	548	1,635	37,814	21,462	16,352

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	-	6,988	(6,988)	79	1,696	(1,617)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	-	4,382,582	(4,382,582)	298,585	774,879	(476,294)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	-	1,601	(1,601)	684	1,018	(334)
ING Series Fund, Inc.:						
ING Core Equity Research Fund - Class A	2,755	6,458	(3,703)	5,079	6,868	(1,789)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	798,223	775,820	22,403	462,005	583,913	(121,908)
ING Strategic Allocation Growth Portfolio - Class I	702,924	783,901	(80,977)	535,864	828,605	(292,741)
ING Strategic Allocation Moderate Portfolio - Class I	760,611	956,915	(196,304)	748,449	968,717	(220,268)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	59,211	18,831	40,380	2,095	19,964	(17,869)
ING Growth and Income Portfolio - Class I	10,208,654	10,332,531	(123,877)	1,864,713	7,232,016	(5,367,303)
ING Growth and Income Portfolio - Class S	14,023	535,211	(521,188)	608,021	812,449	(204,428)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 11	-	577	(577)	-	2,390	(2,390)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class	-	195	(195)	-	67	(67)
ING BlackRock Science and Technology Opportunities Portfolio - Class I	-	8,546,523	(8,546,523)	2,266,985	3,099,304	(832,319)
ING Index Plus LargeCap Portfolio - Class I	2,479,821	3,444,120	(964,299)	1,493,118	2,945,083	(1,451,965)
ING Index Plus LargeCap Portfolio - Class S	273	9,952	(9,679)	2,806	8,454	(5,648)
ING Index Plus MidCap Portfolio - Class I	2,671,717	3,399,202	(727,485)	2,848,417	3,864,188	(1,015,771)
ING Index Plus MidCap Portfolio - Class S	1,032	1,811	(779)	3,212	8,325	(5,113)
ING Index Plus SmallCap Portfolio - Class I	2,542,981	2,574,977	(31,996)	1,021,367	1,743,724	(722,357)
ING Index Plus SmallCap Portfolio - Class S	501	1,263	(762)	2,033	4,264	(2,231)
ING International Index Portfolio - Class I	1,003,360	826,945	176,415	596,218	593,093	3,125
ING International Index Portfolio - Class S	-	5	(5)	10	225	(215)
ING Russell™ Large Cap Growth Index Portfolio - Class I	483,380	467,527	15,853	328,006	148,739	179,267
ING Russell™ Large Cap Growth Index Portfolio - Class S	10,839	2,252	8,587	36,515	41,596	(5,081)
ING Russell™ Large Cap Index Portfolio - Class I	1,096,770	602,168	494,602	1,422,438	726,377	696,061
ING Russell™ Large Cap Index Portfolio - Class S	29,852	23,492	6,360	3,677	331	3,346

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Portfolios, Inc. (continued):						
ING Russell™ Large Cap Value Index Portfolio - Class I	18,301	16,621	1,680	4,404	1,478	2,926
ING Russell™ Large Cap Value Index Portfolio - Class S	179,178	131,033	48,145	130,689	81,565	49,124
ING Russell™ Mid Cap Growth Index Portfolio - Class S	127,573	94,174	33,399	143,041	153,238	(10,197)
ING Russell™ Mid Cap Index Portfolio - Class I	1,380,864	546,960	833,904	2,104,354	879,247	1,225,107
ING Russell™ Small Cap Index Portfolio - Class I	702,634	314,926	387,708	731,375	329,820	401,555
ING Small Company Portfolio - Class I	1,286,764	1,544,442	(257,678)	744,340	1,078,339	(333,999)
ING Small Company Portfolio - Class S	1,103	349	754	1,283	1,431	(148)
ING U.S. Bond Index Portfolio - Class I	341,881	502,541	(160,660)	676,131	532,536	143,595
ING Variable Products Trust:						
ING International Value Portfolio - Class I	1,664,318	2,014,599	(350,281)	2,501,787	3,424,829	(923,042)
ING International Value Portfolio - Class S	334	3,231	(2,897)	1,704	4,501	(2,797)
ING MidCap Opportunities Portfolio - Class I	3,543,945	1,146,825	2,397,120	1,174,727	500,342	674,385
ING MidCap Opportunities Portfolio - Class S	37,234	85,607	(48,373)	46,405	88,765	(42,360)
ING SmallCap Opportunities Portfolio - Class I	944,352	801,039	143,313	777,668	483,236	294,432
ING SmallCap Opportunities Portfolio - Class S	723	840	(117)	368	1,547	(1,179)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	305	1,450	(1,145)	291	166	125
Janus Aspen Series Enterprise Portfolio - Institutional Shares	548	3,919	(3,371)	1,636	2,038	(402)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	55	76	(21)	190	1,208	(1,018)
Janus Aspen Series Global Research Portfolio - Institutional Shares	406	806	(400)	826	845	(19)
Janus Aspen Series Janus Portfolio - Institutional Shares	69	559	(490)	385	219	166
JPMorgan Trust II:						
JPMorgan Government Bond Fund - Select Class	55,398	31,099	24,299	966	1	965
Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	1	-	1	-	-	-
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	60,833	292,959	(232,126)	713,029	593,589	119,440
LKCM Funds:						
LKCM Aquinas Growth Fund	3,665	4,567	(902)	3,634	1,967	1,667
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	253,102	169,689	83,413	317,956	147,757	170,199

		Year Ended December 31				
		2013			**2012**	
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund - Class A	8,023	3,310	4,713	9,570	8,962	608
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	6,265	7,382	(1,117)	794	256	538
Lord Abbett Mid Cap Stock Fund, Inc.:						
Lord Abbett Mid Cap Stock Fund - Class A	12,129	25,285	(13,156)	25,682	64,596	(38,914)
Lord Abbett Research Fund, Inc.:						
Lord Abbett SmallCap Value Fund - Class A	42,451	47,371	(4,920)	4,580	7,532	(2,952)
Lord Abbett Securities Trust:						
Lord Abbett Fundamental Equity Fund - Class A	5,550	2,667	2,883	10,434	1,948	8,486
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC	1,291,278	2,174,896	(883,618)	2,105,814	2,584,195	(478,381)
MainStay Funds:						
MainStay Large Cap Growth Fund - Class R3	4,351	1,205	3,146	34,696	4,158	30,538
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	12,232	27,089	(14,857)	41,546	25,747	15,799
Metropolitan West Funds:						
Metropolitan West Total Return Bond Fund - Class M Shares	374,933	16,444	358,489	-	-	-
Neuberger Berman Equity Funds®:						
Neuberger Berman Genesis Fund - Trust Class	10,586	6,789	3,797	6,086	4,362	1,724
Neuberger Berman Socially Responsive Fund - Trust Class	463,321	312,026	151,295	249,950	472,913	(222,963)
New Perspective Fund:						
New Perspective Fund - Class R-3	47,372	59,452	(12,080)	57,483	171,732	(114,249)
New Perspective Fund - Class R-4	1,143,245	952,810	190,435	2,373,994	1,942,250	431,744
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	1,018	38,472	(37,454)	48,708	42,937	5,771
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	797,261	1,059,680	(262,419)	1,360,369	1,801,873	(441,504)
Oppenheimer Developing Markets Fund - Class Y	573,424	500,822	72,602	3,385,861	137,536	3,248,325

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,087	962	1,125	2,804	1,955	849
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	11,470	9,752	1,718	8,544	10,109	(1,565)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	24,591	25,346	(755)	3,344	676	2,668
Oppenheimer Global Fund/VA	292	1,027	(735)	271	1,127	(856)
Oppenheimer Global Strategic Income Fund/VA	10	460	(450)	23	489	(466)
Oppenheimer Main Street Fund®/VA	24,090	24,847	(757)	7	819	(812)
Oppenheimer Main Street Small Cap Fund®/VA	685,901	237,022	448,879	182,436	175,408	7,028
Parnassus Income Funds:						
Parnassus Equity Income Fund - Investor Shares	543,334	55,509	487,825	56,142	162	55,980
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	478,588	743,423	(264,835)	648,309	1,109,169	(460,860)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	2,311,845	8,263,260	(5,951,415)	7,939,234	5,360,948	2,578,286
Pioneer Equity Income Fund:						
Pioneer Equity Income Fund - Class Y	276,640	29,298	247,342	113,259	2,560	110,699
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	43,130	68,700	(25,570)	49,789	219,656	(169,867)
Pioneer Strategic Income Fund:						
Pioneer Strategic Income Fund - Class A	21,734	35,878	(14,144)	106,789	5,311	101,478
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	383,906	677,040	(293,134)	469,378	887,029	(417,651)
Pioneer High Yield VCT Portfolio - Class I	467,074	460,587	6,487	514,040	462,880	51,160
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class K	37,307	19,214	18,093	299,485	248,165	51,320
The Royce Fund:						
Royce Total Return Fund - K Class	11	1	10	179	90	89
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	449,256	302,914	146,342	364,129	373,316	(9,187)

239

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31					
	2013			**2012**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	28,854	32,951	(4,097)	5,500	3,360	2,140
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,462	5,706	(1,244)	5,070	3,279	1,791
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	45,381	28,249	17,132	22,080	29,530	(7,450)
Templeton Income Trust:						
Templeton Global Bond Fund - Advisor Class	1,033,930	834,841	199,089	3,638,576	131,445	3,507,131
Templeton Global Bond Fund - Class A	1,873,499	2,221,855	(348,356)	2,976,521	4,055,644	(1,079,123)
Thornburg Investment Trust:						
Thornburg International Value Fund - Class R4	3,353	2,872	481	3,459	5,895	(2,436)
USAA Investment Trust:						
USAA Precious Metals and Minerals Fund - Adviser Shares	1,710,752	930,410	780,342	1,020,359	509,694	510,665
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	216	445	(229)	237	778	(541)
Equity Income Portfolio	15,975	32,680	(16,705)	12,746	9,368	3,378
Small Company Growth Portfolio	458	1,041	(583)	547	5,463	(4,916)
The Victory Portfolios:						
Victory Small Company Opportunity Fund - Class R	269	85	184	926	120	806
Wanger Advisors Trust:						
Wanger International	1,303,795	866,986	436,809	1,884,798	1,522,652	362,146
Wanger Select	580,916	1,221,499	(640,583)	1,455,262	2,054,625	(599,363)
Wanger USA	736,330	800,037	(63,707)	2,142,008	1,646,399	495,609
Washington Mutual Investors Fund:						
Washington Mutual Investors Fund - Class R-3	90,485	147,537	(57,052)	113,020	156,742	(43,722)
Washington Mutual Investors Fund - Class R-4	1,320,301	1,614,505	(294,204)	1,506,976	1,712,256	(205,280)
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	1,847	4,465	(2,618)	2,486	1,368	1,118
Wells Fargo Advantage Special Small Cap Value Fund - Class A	444,058	733,586	(289,528)	549,994	787,628	(237,634)

8.   Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A													
2013	246	$17.35	to	$21.65	$	4,574	-	0.15%	to	1.70%	27.06%	to	28.99%
2012	314	$13.63	to	$16.93	$	4,552	0.51%	0.00%	to	1.70%	8.48%	to	10.43%
2011	371	$12.54	to	$15.49	$	4,891	-	0.00%	to	1.70%	-7.81%	to	-6.25%
2010	361	$13.57	to	$16.69	$	5,115	0.08%	0.00%	to	1.70%	10.66%	to	12.54%
2009	179	$12.24	to	$14.98	$	2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
Invesco Small Cap Growth Fund - Class A													
2013	2		$22.97		$	38	-		1.00%			38.54%	
2012	2		$16.58		$	26	-		1.00%			17.17%	
2011	2		$14.15		$	32	-		1.00%			-2.28%	
2010	3		$14.48		$	42	-		1.00%			25.04%	
2009	3		$11.58		$	31	-		1.00%			33.26%	
Invesco International Growth Fund - Class R5													
2013	18		$12.08		$	217	2.43%		0.95%			17.97%	
2012	3		$10.24		$	30	(d)		0.95%			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
Invesco Endeavor Fund - Class A													
2013	3	$17.86	to	$18.53	$	63	-	0.45%	to	1.40%	26.22%	to	27.44%
2012	2	$14.15	to	$14.54	$	36	(f)	0.45%	to	1.40%	(f)		
2011	-		$12.26			-	(c)		0.75%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Global Health Care Fund - Investor Class													
2013	6	$54.35	to	$59.17	$	356	0.34%	0.50%	to	1.50%	40.40%	to	41.83%
2012	6	$38.71	to	$41.72	$	234	0.49%	0.50%	to	1.50%	18.96%	to	20.16%
2011	5	$32.54	to	$34.72	$	176	0.56%	0.50%	to	1.50%	3.00%	to	3.49%
2010	6	$31.62	to	$33.40	$	183	-	0.55%	to	1.55%	3.00%	to	4.05%
2009	5	$30.63	to	$32.10	$	164	-	0.55%	to	1.60%	25.43%	to	26.73%
Invesco Small Cap Value Fund - Class A													
2013	12	$25.07	to	$26.95	$	318	-	0.20%	to	1.75%	41.72%	to	43.25%
2012	8	$17.69	to	$18.65	$	141	-	0.30%	to	1.75%	20.42%	to	22.13%
2011	5	$14.69	to	$15.27	$	82	-	0.30%	to	1.75%	-9.82%	to	-8.45%
2010	7	$16.29	to	$16.68	$	120	-	0.30%	to	1.75%		-	
2009	6		$12.91		$	72	(a)		0.45%			(a)	
Invesco V.I. American Franchise Fund - Series I Shares													
2013	698	$13.50	to	$50.84	$	26,065	0.42%	0.00%	to	1.50%	38.04%	to	40.13%
2012	702	$9.77	to	$36.28	$	19,755	(d)	0.00%	to	1.50%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
Invesco V.I. Core Equity Fund - Series I Shares													
2013	2,807	$11.63	to	$20.68	$	40,151	1.40%	0.00%	to	1.95%	26.73%	to	29.22%
2012	3,096	$9.11	to	$16.08	$	34,682	0.97%	0.00%	to	1.95%	11.59%	to	13.87%
2011	3,494	$8.08	to	$14.19	$	34,790	0.97%	0.00%	to	1.95%		-2.01%	
2010	3,820	$8.17	to	$14.12	$	38,408	0.94%	0.00%	to	1.95%	7.44%	to	9.68%
2009	4,159	$7.53	to	$12.96	$	38,603	1.79%	0.00%	to	1.95%	25.79%	to	28.38%
Alger Capital Appreciation Fund - Class A													
2013	39	$18.13	to	$18.75	$	723	-	0.25%	to	1.10%	34.20%	to	34.60%
2012	35	$13.55	to	$13.93	$	492	(d)	0.25%	to	1.20%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Alger Green Fund - Class A													
2013	209	$12.42	to	$20.99	$	4,212	-	0.00%	to	1.50%	32.75%	to	34.72%
2012	135	$9.35	to	$15.58	$	2,030	0.16%	0.00%	to	1.50%	13.20%	to	14.90%
2011	123	$8.25	to	$13.56	$	1,622	-	0.00%	to	1.50%	-6.66%	to	-5.24%
2010	114	$8.90	to	$14.36	$	1,614	-	0.00%	to	1.50%	7.97%	to	9.57%
2009	91	$8.26	to	$13.24	$	1,064	(a)	0.00%	to	1.50%		(a)	
AllianceBernstein Growth and Income Fund, Inc. - Class A													
2013	11	$16.81	to	$17.66	$	183	0.52%	0.60%	to	1.10%	32.89%	to	33.48%
2012	16	$12.65	to	$13.23	$	201	1.07%	0.60%	to	1.10%	16.16%	to	16.87%
2011	16	$10.71	to	$11.32	$	172	1.10%	0.60%	to	1.30%	4.18%	to	4.91%
2010	18	$10.14	to	$10.79	$	191	0.52%	0.60%	to	1.50%	11.39%	to	12.40%
2009	21	$9.07	to	$9.60	$	196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
AllianceBernstein Growth and Income Portfolio - Class A													
2013	38	$17.76	to	$17.93	$	674	1.04%	1.15%	to	1.25%	33.23%	to	33.41%
2012	36	$13.33	to	$13.44	$	476	1.69%	1.15%	to	1.25%	16.11%	to	16.16%
2011	41	$11.48	to	$11.57	$	473	1.29%	1.15%	to	1.25%	5.03%	to	5.18%
2010	42	$10.93	to	$11.11	$	457	-	1.00%	to	1.25%	11.64%	to	12.00%
2009	44	$9.79	to	$9.92	$	434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
AllianzGI NFJ Dividend Value Fund - Class A													
2013	12	$20.05	to	$20.33	$	246	2.21%	0.70%	to	1.00%	27.38%	to	27.78%
2012	13	$15.74	to	$15.91	$	206	2.60%	0.70%	to	1.00%		12.83%	
2011	13	$13.95	to	$14.03	$	179	2.29%	0.80%	to	1.00%		2.05%	
2010	19	$13.67	to	$13.74	$	258	3.06%	0.70%	to	1.00%		11.96%	
2009	11		$12.21		$	134	(a)		1.00%			(a)	
AllianzGI NFJ Large-Cap Value Fund - Institutional Class													
2013	2		$11.85		$	25	3.33%		0.80%			31.67%	
2012	4		$9.00		$	35	2.58%		0.80%			13.21%	
2011	374	$7.95	to	$8.19	$	3,063	2.91%	0.00%	to	0.80%	1.02%	to	1.87%
2010	234	$7.78	to	$8.04	$	1,879	2.62%	0.00%	to	1.25%	11.30%	to	12.76%
2009	165	$6.99	to	$7.13	$	1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AllianzGI NFJ Small-Cap Value Fund - Class A													
2013	23	$24.05	to	$26.82	$	584	1.22%	0.55%	to	1.65%	29.37%	to	30.83%
2012	20	$18.59	to	$20.50	$	400	1.26%	0.55%	to	1.65%	8.52%	to	9.74%
2011	22	$17.13	to	$18.68	$	395	1.51%	0.55%	to	1.65%	0.47%	to	1.52%
2010	22	$17.05	to	$18.40	$	398	1.04%	0.55%	to	1.65%	22.84%	to	24.05%
2009	39	$13.88	to	$14.77	$	563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
Amana Growth Fund													
2013	2,537	$13.97	to	$19.22	$	39,761	0.61%	0.00%	to	1.65%	20.84%	to	22.89%
2012	2,780	$11.55	to	$15.64	$	35,389	0.28%	0.00%	to	1.65%	9.54%	to	11.18%
2011	2,411	$10.54	to	$14.07	$	27,822	0.10%	0.00%	to	1.60%	-3.30%	to	-1.81%
2010	1,503	$10.90	to	$14.33	$	18,000	0.03%	0.00%	to	1.65%	14.12%	to	47.13%
2009	546	$9.55	to	$12.44	$	5,651	-	0.00%	to	1.50%		32.34%	
Amana Income Fund													
2013	4,314	$15.07	to	$19.47	$	72,426	1.58%	0.00%	to	1.65%	27.55%	to	29.71%
2012	3,978	$11.79	to	$15.12	$	51,965	1.71%	0.00%	to	1.65%	-9.31%	to	9.67%
2011	3,336	$10.92	to	$13.94	$	40,417	1.63%	0.00%	to	1.50%	0.45%	to	1.99%
2010	2,466	$10.87	to	$13.81	$	29,407	1.54%	0.00%	to	1.55%	10.51%	to	35.39%
2009	976	$9.83	to	$12.44	$	10,356	1.23%	0.00%	to	1.55%		23.52%	
American Balanced Fund® - Class R-3													
2013	415	$16.00	to	$18.65	$	7,353	1.39%	0.00%	to	1.55%	19.49%	to	21.34%
2012	396	$13.39	to	$15.37	$	5,771	1.67%	0.00%	to	1.55%	12.05%	to	13.85%
2011	446	$11.95	to	$13.50	$	5,726	1.88%	0.00%	to	1.55%	1.96%	to	3.45%
2010	497	$11.72	to	$13.05	$	6,178	1.82%	0.00%	to	1.55%	11.01%	to	12.69%
2009	524	$10.63	to	$11.58	$	5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
American Century Inflation-Adjusted Bond Fund - Investor Class													
2013	2,767	$11.41	to	$12.46	$	32,860	1.18%	0.00%	to	1.90%	-10.79%	to	-9.12%
2012	4,134	$12.79	to	$13.71	$	54,588	2.39%	0.00%	to	1.90%	4.66%	to	6.69%
2011	3,484	$12.22	to	$12.85	$	43,588	3.98%	0.00%	to	1.90%	10.89%	to	13.02%
2010	1,607	$11.02	to	$11.37	$	17,967	2.49%	0.00%	to	1.90%	3.75%	to	5.47%
2009	846	$10.67	to	$10.78	$	9,060	(a)	0.00%	to	1.65%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Century Income & Growth Fund - A Class													
2013	624	$15.41	to	$49.43	$	9,649	2.07%	0.75%	to	1.20%	33.77%	to	34.36%
2012	552	$11.52	to	$36.79	$	6,374	1.95%	0.75%	to	1.10%	13.05%	to	13.17%
2011	523	$10.19	to	$31.52	$	5,331	1.36%		1.00%		1.70%	to	1.71%
2010	509	$10.02	to	$30.99	$	5,100	1.15%		1.00%		12.69%	to	12.71%
2009	523	$8.89	to	$27.50	$	4,656	1.84%		1.00%		16.36%	to	16.43%
Fundamental Investors - Class R-3													
2013	143	$12.71	to	$13.88	$	1,936	1.15%	0.00%	to	1.55%	29.04%	to	31.07%
2012	116	$9.85	to	$10.59	$	1,203	1.05%	0.00%	to	1.55%	14.94%	to	16.89%
2011	123	$8.57	to	$9.06	$	1,093	1.48%	0.00%	to	1.55%	-3.71%	to	-2.27%
2010	87	$8.90	to	$9.27	$	793	1.08%	0.00%	to	1.55%	12.17%	to	13.42%
2009	63	$7.97	to	$8.12	$	505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
Fundamental Investors - Class R-4													
2013	3,811	$12.97	to	$14.11	$	51,196	1.37%	0.00%	to	1.50%	29.57%	to	31.50%
2012	3,619	$10.01	to	$10.73	$	37,284	1.30%	0.00%	to	1.50%	15.32%	to	17.01%
2011	3,649	$8.68	to	$9.17	$	32,351	1.71%	0.00%	to	1.50%	-3.34%	to	-1.93%
2010	3,501	$8.98	to	$9.35	$	31,928	1.44%	0.00%	to	1.50%	12.25%	to	14.02%
2009	2,700	$8.00	to	$8.20	$	21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
American Funds American Mutual Fund® - Class R-4													
2013	59	$14.60	to	$15.24	$	888	1.90%	0.00%	to	1.40%	26.08%	to	26.92%
2012	5	$11.58	to	$11.74	$	61	2.99%	0.75%	to	1.40%	10.60%	to	11.39%
2011	1	$10.47	to	$10.54	$	6	(c)	0.75%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Ariel Appreciation Fund - Investor Class													
2013	35	$19.20	to	$21.84	$	740	0.75%	0.60%	to	1.90%	43.50%	to	45.41%
2012	59	$13.38	to	$15.02	$	866	0.91%	0.60%	to	1.90%	17.06%	to	18.64%
2011	55	$11.43	to	$12.66	$	679	0.40%	0.60%	to	1.90%	-9.07%	to	-8.08%
2010	62	$12.40	to	$13.61	$	833	-	0.75%	to	2.10%	17.20%	to	18.76%
2009	55	$10.58	to	$11.46	$	622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Ariel Fund - Investor Class													
2013	571	$17.00	to	$27.52	$	10,567	0.82%	0.00%	to	1.90%	41.91%	to	44.72%
2012	258	$11.93	to	$18.86	$	3,328	0.97%	0.00%	to	1.90%	18.22%	to	20.37%
2011	286	$10.06	to	$15.99	$	3,064	0.25%	0.00%	to	1.70%	-12.80%	to	-11.35%
2010	202	$11.52	to	$17.82	$	2,518	-	0.00%	to	2.10%	23.35%	to	25.12%
2009	124	$9.68	to	$10.51	$	1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
Artisan International Fund - Investor Shares													
2013	885	$11.10	to	$19.92	$	10,284	1.14%	0.00%	to	1.50%	23.33%	to	25.18%
2012	537	$9.00	to	$15.91	$	5,043	1.43%	0.00%	to	1.50%	23.46%	to	25.32%
2011	354	$7.29	to	$12.80	$	2,674	1.43%	0.00%	to	1.50%	-8.65%	to	-7.23%
2010	306	$7.98	to	$13.98	$	2,510	0.92%	0.00%	to	1.50%	4.44%	to	5.87%
2009	233	$7.64	to	$13.31	$	1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
Aston/Fairpointe Mid Cap Fund - Class N													
2013	1,924	$14.21	to	$18.57	$	33,435	-	0.00%	to	1.50%	42.35%	to	44.51%
2012	712	$9.93	to	$12.85	$	8,892	1.09%	0.00%	to	1.50%	14.67%	to	16.39%
2011	512	$10.77	to	$11.04	$	5,556	0.24%	0.00%	to	1.50%	-7.87%	to	-6.79%
2010	249	$11.69	to	$11.79	$	2,925	(b)	0.25%	to	1.50%		(b)	
2009	(b)	(b)				(b)	(b)	(b)				(b)	
BlackRock Equity Dividend Fund - Investor A Shares													
2013	84	$16.38	to	$17.40	$	1,434	1.80%	0.10%	to	1.65%	22.33%	to	24.20%
2012	74	$13.39	to	$14.01	$	1,014	2.40%	0.10%	to	1.65%	10.52%	to	11.69%
2011	39	$12.26	to	$12.49	$	487	2.09%	0.25%	to	1.25%		4.75%	
2010	15	$11.80			$	183	(b)	0.80%				(b)	
2009	(b)	(b)				(b)	(b)	(b)				(b)	
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares													
2013	696	$22.33	to	$23.94	$	16,116	0.56%	0.00%	to	1.50%	31.35%	to	33.30%
2012	556	$17.00	to	$17.96	$	9,764	0.37%	0.00%	to	1.50%	11.48%	to	13.17%
2011	478	$15.25	to	$15.91	$	7,480	0.42%	0.00%	to	1.50%	-2.06%	to	-0.56%
2010	285	$15.57	to	$16.16	$	4,516	-	0.00%	to	1.50%	24.01%	to	25.18%
2009	21	$12.58	to	$12.99	$	263	(a)	0.40%	to	1.40%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Bond Fund of America - Class R-4													
2013	819	$10.97	to	$11.94	$	9,244	2.35%	0.00%	to	1.50%	-3.43%	to	-1.97%
2012	942	$11.36	to	$12.18	$	10,954	2.62%	0.00%	to	1.50%	4.32%	to	5.91%
2011	831	$10.89	to	$11.50	$	9,219	3.28%	0.00%	to	1.50%	4.91%	to	6.48%
2010	780	$10.38	to	$10.80	$	8,210	4.03%	0.00%	to	1.50%	5.70%	to	7.25%
2009	604	$9.82	to	$10.07	$	5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
Calvert VP SRI Balanced Portfolio													
2013	1,917	$12.44	to	$41.44	$	52,700	1.06%	0.00%	to	1.50%	16.21%	to	18.04%
2012	1,973	$10.64	to	$35.53	$	46,174	1.25%	0.00%	to	1.50%	8.85%	to	10.41%
2011	2,054	$9.72	to	$32.50	$	44,041	1.30%	0.00%	to	1.50%	2.98%	to	4.61%
2010	2,182	$9.38	to	$31.39	$	45,223	1.41%	0.00%	to	1.50%	10.42%	to	12.09%
2009	2,270	$8.44	to	$28.29	$	42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
Capital World Growth & Income Fund[SM], Inc. - Class R-3													
2013	37	$17.80	to	$18.87	$	685	2.17%	0.00%	to	1.25%	22.93%	to	24.55%
2012	35	$14.48	to	$15.15	$	513	2.16%	0.00%	to	1.25%	17.34%	to	18.52%
2011	33	$12.34	to	$12.69	$	415	2.06%	0.20%	to	1.25%	-9.00%	to	-8.04%
2010	27	$13.56	to	$13.80	$	363	2.65%	0.20%	to	1.25%	6.85%	to	6.85%
2009	1	$12.84	to	$12.85	$	14	(a)	0.50%	to	0.55%		(a)	
Cohen & Steers Realty Shares													
2013	220	$10.93	to	$11.37	$	2,434	2.76%	0.00%	to	1.50%	1.58%	to	3.08%
2012	197	$10.76	to	$11.03	$	2,138	2.49%	0.00%	to	1.50%	13.98%	to	15.46%
2011	71	$9.44	to	$9.52	$	677	(c)	0.25%	to	1.50%		(c)	
2010	(c)	(c)				(c)	(c)	(c)				(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
Columbia[SM] Acorn Fund® - Class A													
2013	5	$18.40	to	$18.88	$	103	-	0.80%	to	1.45%	28.67%	to	29.39%
2012	6	$14.30	to	$14.53	$	85	-	0.90%	to	1.45%	15.88%	to	16.52%
2011	6	$12.34	to	$12.47	$	69	-	0.90%	to	1.45%		-5.98%	
2010	1	$13.20	to	$13.23	$	9	(b)	0.95%	to	1.15%		(b)	
2009	(b)	(b)				(b)	(b)	(b)				(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia[SM] Acorn Fund® - Class Z													
2013	4		$15.42		$	54	-		1.25%			29.25%	
2012	3		$11.93		$	39	-		1.25%			16.50%	
2011	1,012	$10.24	to	$10.72	$	10,848	0.32%	0.00%	to	1.25%	-5.80%	to	-4.63%
2010	631	$10.87	to	$11.24	$	7,095	0.17%	0.00%	to	1.25%	24.37%	to	26.01%
2009	275	$8.74	to	$8.92	$	2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
Columbia Mid Cap Value Fund - Class A													
2013	419	$13.72	to	$14.89	$	5,980	0.40%	0.15%	to	1.60%	32.95%	to	34.88%
2012	388	$10.32	to	$10.98	$	4,121	0.76%	0.25%	to	1.60%	14.67%	to	16.22%
2011	413	$9.00	to	$9.45	$	3,805	0.57%	0.25%	to	1.60%	-5.74%	to	-4.55%
2010	399	$9.54	to	$9.90	$	3,877	1.20%	0.25%	to	1.65%	21.09%	to	22.68%
2009	371	$7.90	to	$8.11	$	2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
Columbia Mid Cap Value Fund - Class Z													
2013	-		$14.56		$	2	-		0.80%			34.32%	
2012	-		$10.84		$	1	0.75%		0.80%			15.94%	
2011	557	$9.35	to	$9.63	$	5,363	1.04%	0.00%	to	0.80%	-4.79%	to	-3.99%
2010	273	$9.82	to	$10.03	$	2,739	1.48%	0.00%	to	0.80%	22.14%	to	23.22%
2009	161	$8.04	to	$8.14	$	1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
CRM Mid Cap Value Fund - Investor Shares													
2013	15	$19.53	to	$20.60	$	313	0.37%	0.45%	to	1.60%	30.99%	to	32.48%
2012	15	$14.83	to	$15.55	$	232	0.89%	0.45%	to	1.75%	15.93%	to	17.09%
2011	16	$12.93	to	$13.28	$	216	0.46%	0.45%	to	1.45%	-8.33%	to	-7.59%
2010	16	$14.11	to	$14.37	$	223	0.68%	0.45%	to	1.55%	17.78%	to	18.08%
2009	6	$12.15	to	$12.17	$	70	(a)	0.45%	to	0.70%		(a)	
Delaware Diversified Income Fund - Class A													
2013	191		$9.86		$	1,887	4.09%		0.95%			-2.38%	
2012	79		$10.10		$	801	(d)		0.95%			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Delaware Small Cap Value Fund - Class A													
2013	9	$12.03	to	$12.11	$	109	(e)	0.25%	to	1.25%	(e)		
2012	(e)		(e)			(e)	(e)		(e)		(e)		
2011	(e)		(e)			(e)	(e)		(e)		(e)		
2010	(e)		(e)			(e)	(e)		(e)		(e)		
2009	(e)		(e)			(e)	(e)		(e)		(e)		
Dodge & Cox International Stock Fund													
2013	26	$14.22	to	$15.05	$	380	1.99%	0.50%	to	1.95%	23.87%	to	25.42%
2012	19	$11.48	to	$11.88	$	224	2.78%	0.75%	to	1.95%	18.85%	to	20.12%
2011	14	$9.69	to	$9.89	$	136	4.29%	0.75%	to	1.85%	-		
2010	-		$11.80		$	4	(b)		1.35%		(b)		
2009	(b)		(b)			(b)	(b)		(b)		(b)		
Dodge & Cox Stock Fund													
2013	7	$17.93	to	$18.87	$	128	1.28%	0.50%	to	1.80%	38.03%		
2012	2	$12.99	to	$13.16	$	28	(f)	1.35%	to	1.80%	(f)		
2011	2	$10.86	to	$10.98	$	24	(c)	1.15%	to	1.70%	(c)		
2010	(c)		(c)			(c)	(c)		(c)		(c)		
2009	(c)		(c)			(c)	(c)		(c)		(c)		
DWS Equity 500 Index Fund - Class S													
2013	33		$20.41		$	676	1.89%		1.00%		30.67%		
2012	31		$15.62		$	491	2.02%		1.00%		14.43%		
2011	29		$13.65		$	400	1.86%		1.00%		0.89%		
2010	26		$13.53		$	351	1.67%		1.00%		13.79%		
2009	21		$11.89		$	247	1.93%		1.00%		25.03%		
Eaton Vance Large-Cap Value Fund - Class R													
2013	7	$18.18	to	$18.91	$	131	0.87%	0.20%	to	1.05%	28.16%	to	28.73%
2012	7	$14.13	to	$14.69	$	98	1.39%	0.20%	to	1.25%	14.04%	to	15.31%
2011	4	$12.29	to	$12.74	$	46	2.38%	0.20%	to	1.55%	-5.26%	to	-4.93%
2010	3	$13.20	to	$13.40	$	38	-	0.20%	to	1.10%	9.09%	to	9.17%
2009	1		$12.21		$	13	(a)	0.50%	to	0.55%	(a)		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
EuroPacific Growth Fund® - Class R-3													
2013	410	$19.07	to	$22.23	$	8,662	0.65%	0.00%	to	1.55%	18.01%	to	19.77%
2012	494	$16.16	to	$18.56	$	8,750	1.35%	0.00%	to	1.55%	17.02%	to	18.90%
2011	649	$13.81	to	$15.61	$	9,736	1.18%	0.00%	to	1.55%	-15.17%	to	-13.85%
2010	742	$16.06	to	$18.12	$	12,954	1.19%	0.00%	to	1.75%	7.21%	to	9.09%
2009	721	$14.98	to	$16.61	$	11,577	1.76%	0.00%	to	1.75%	36.31%	to	38.65%
EuroPacific Growth Fund® - Class R-4													
2013	15,518	$10.61	to	$22.67	$	314,660	1.02%	0.00%	to	1.50%	18.42%	to	20.50%
2012	15,728	$8.91	to	$18.86	$	268,614	1.82%	0.00%	to	1.50%	17.44%	to	19.23%
2011	16,297	$7.54	to	$15.82	$	235,342	1.54%	0.00%	to	1.50%	-14.91%	to	-13.60%
2010	16,595	$8.81	to	$18.31	$	279,835	1.48%	0.00%	to	1.50%	7.74%	to	9.40%
2009	15,890	$8.12	to	$16.80	$	247,037	2.00%	0.00%	to	1.50%	37.08%	to	39.25%
Fidelity® Advisor New Insights Fund - Institutional Class													
2013	40	$17.49	to	$18.58	$	729	-	0.40%	to	1.95%	30.13%	to	32.15%
2012	34	$13.44	to	$14.06	$	465	-	0.40%	to	1.95%	14.15%	to	15.72%
2011	22	$11.82	to	$12.15	$	259	-	0.40%	to	1.85%		-	
2010	3	$12.21	to	$12.24	$	38	(b)	0.90%	to	1.15%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
Fidelity® VIP Equity-Income Portfolio - Initial Class													
2013	10,575	$11.91	to	$41.19	$	306,607	2.51%	0.00%	to	1.95%	25.63%	to	28.10%
2012	11,678	$9.38	to	$32.52	$	264,552	3.11%	0.00%	to	1.95%	15.02%	to	17.37%
2011	13,226	$8.07	to	$28.04	$	256,279	2.48%	0.00%	to	1.95%	-0.94%	to	1.01%
2010	14,409	$8.06	to	$28.09	$	280,318	1.76%	0.00%	to	2.15%	12.73%	to	15.25%
2009	15,503	$7.06	to	$24.68	$	263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
Fidelity® VIP Growth Portfolio - Initial Class													
2013	10,711	$12.30	to	$41.23	$	275,001	0.28%	0.00%	to	1.75%	33.95%	to	36.33%
2012	11,796	$9.10	to	$30.59	$	225,077	0.62%	0.00%	to	1.75%	12.69%	to	14.70%
2011	12,717	$8.01	to	$26.98	$	214,512	0.38%	0.00%	to	1.80%	-1.49%	to	0.18%
2010	13,207	$8.07	to	$27.24	$	225,726	0.34%	0.00%	to	1.85%	21.91%	to	24.36%
2009	13,653	$6.55	to	$22.19	$	190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP High Income Portfolio - Initial Class													
2013	759	$14.91	to	$15.91	$	11,354	5.55%	0.95%	to	1.50%	4.40%	to	5.00%
2012	852	$14.20	to	$15.24	$	12,167	6.21%	0.95%	to	1.50%	12.56%	to	13.15%
2011	770	$12.55	to	$13.54	$	9,729	6.80%	0.95%	to	1.50%	2.42%	to	3.04%
2010	812	$12.18	to	$13.22	$	9,957	7.77%	0.95%	to	1.50%	12.13%	to	12.78%
2009	828	$10.80	to	$11.79	$	9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
Fidelity® VIP Overseas Portfolio - Initial Class													
2013	1,864	$9.83	to	$27.07	$	36,312	1.36%	0.00%	to	1.50%	28.47%	to	30.42%
2012	1,924	$7.61	to	$20.76	$	29,379	1.91%	0.00%	to	1.50%	18.92%	to	20.83%
2011	2,181	$6.36	to	$17.19	$	27,985	1.44%	0.00%	to	1.50%	-18.39%	to	-17.16%
2010	2,316	$7.74	to	$20.75	$	36,340	1.31%	0.00%	to	1.50%	11.42%	to	13.20%
2009	2,527	$6.90	to	$18.33	$	35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
Fidelity® VIP Contrafund® Portfolio - Initial Class													
2013	34,517	$12.81	to	$54.32	$	1,320,713	1.07%	0.00%	to	1.95%	28.75%	to	31.32%
2012	36,247	$9.84	to	$41.86	$	1,085,469	1.39%	0.00%	to	1.95%	14.15%	to	16.42%
2011	37,831	$8.53	to	$36.35	$	988,331	1.03%	0.00%	to	1.95%	-4.39%	to	-2.54%
2010	38,963	$8.83	to	$37.67	$	1,058,819	1.19%	0.00%	to	2.15%	14.74%	to	17.37%
2009	40,206	$7.59	to	$32.46	$	970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
Fidelity® VIP Index 500 Portfolio - Initial Class													
2013	3,904	$39.21	to	$39.37	$	153,676	1.96%	0.95%	to	1.20%	30.71%	to	31.01%
2012	3,845	$29.93	to	$30.12	$	115,759	2.20%	0.95%	to	1.10%	14.66%	to	14.81%
2011	3,936	$26.07	to	$26.27	$	103,342	1.98%	0.95%	to	1.00%	1.04%	to	1.09%
2010	4,089	$25.79	to	$26.00	$	106,249	1.90%	0.95%	to	1.00%	13.84%	to	13.91%
2009	4,173	$22.64	to	$22.84	$	95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
Fidelity® VIP Mid Cap Portfolio - Initial Class													
2013	1,290		$21.60		$	27,855	0.52%		-			36.19%	
2012	1,299		$15.86		$	20,599	0.66%		-			14.84%	
2011	1,311		$13.81		$	18,110	0.26%		-			-10.61%	
2010	1,329		$15.45		$	20,531	0.39%		-			28.86%	
2009	1,163		$11.99		$	13,948	0.73%		-			40.07%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Asset Manager Portfolio - Initial Class													
2013	814	$28.46	to	$28.57	$	23,250	1.53%	0.95%	to	1.20%	14.33%	to	14.62%
2012	905	$24.83	to	$24.99	$	22,592	1.59%	0.95%	to	1.10%	11.26%	to	11.40%
2011	930	$22.29	to	$22.46	$	20,844	2.01%	0.95%	to	1.00%	-3.52%	to	-3.46%
2010	947	$23.09	to	$23.28	$	22,008	1.67%	0.95%	to	1.00%	13.12%	to	13.19%
2009	979	$20.40	to	$20.58	$	20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
Mutual Global Discovery Fund - Class R													
2013	113	$13.03	to	$24.06	$	2,610	1.27%	0.15%	to	1.55%	23.10%	to	24.86%
2012	131	$10.55	to	$19.27	$	2,419	1.30%	0.15%	to	1.55%	11.32%	to	12.89%
2011	171	$15.28	to	$17.07	$	2,800	1.26%	0.15%	to	1.55%	-4.68%	to	-3.42%
2010	228	$15.81	to	$17.53	$	3,888	1.60%	0.25%	to	1.75%	8.96%	to	10.53%
2009	217	$14.51	to	$16.09	$	3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
Franklin Small-Mid Cap Growth Fund - Class A													
2013	36	$18.95	to	$22.10	$	759	-	0.20%	to	1.75%	36.60%	to	38.30%
2012	36	$14.29	to	$15.98	$	553	-	0.20%	to	1.45%	9.17%	to	10.59%
2011	49	$12.78	to	$14.45	$	673	-	0.20%	to	1.75%	-6.58%	to	-5.57%
2010	47	$13.68	to	$15.12	$	681	-	0.30%	to	1.75%	26.20%	to	28.04%
2009	50	$10.84	to	$11.81	$	563	-	0.30%	to	1.75%	40.78%	to	42.81%
Franklin Small Cap Value Securities Fund - Class 2													
2013	4,953	$15.61	to	$32.84	$	144,001	1.30%	0.00%	to	1.75%	33.84%	to	36.21%
2012	5,113	$11.56	to	$24.11	$	110,112	0.79%	0.00%	to	1.75%	16.34%	to	18.42%
2011	5,934	$9.85	to	$20.36	$	109,148	0.70%	0.00%	to	1.75%	-5.40%	to	-3.71%
2010	6,233	$10.33	to	$21.19	$	119,932	0.74%	0.00%	to	1.95%	25.72%	to	28.24%
2009	5,720	$8.12	to	$16.69	$	86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
Growth Fund of America - Class R-3													
2013	819	$15.26	to	$21.05	$	15,914	0.03%	0.00%	to	1.55%	31.37%	to	33.40%
2012	847	$11.56	to	$15.78	$	12,373	0.44%	0.00%	to	1.55%	18.35%	to	20.18%
2011	1,165	$9.71	to	$13.13	$	14,365	0.34%	0.00%	to	1.55%	-6.60%	to	-5.13%
2010	1,342	$10.34	to	$13.84	$	17,580	0.60%	0.00%	to	1.75%	9.96%	to	11.97%
2009	1,299	$9.33	to	$12.36	$	15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Growth Fund of America - Class R-4													
2013	18,546	$13.12	to	$21.64	$	363,914	0.33%	0.00%	to	1.50%	31.83%	to	33.83%
2012	19,382	$9.90	to	$16.17	$	287,158	0.76%	0.00%	to	1.50%	18.73%	to	20.61%
2011	21,865	$8.28	to	$13.42	$	271,700	0.64%	0.00%	to	1.50%	-6.27%	to	-4.82%
2010	23,779	$8.79	to	$14.10	$	313,633	0.88%	0.00%	to	1.50%	10.63%	to	12.30%
2009	23,386	$7.89	to	$12.56	$	277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
The Hartford Capital Appreciation Fund - Class R4													
2013	-	$16.26				-	-	0.65%			40.78%		
2012	14	$11.55			$	159	0.60%	0.65%			19.44%		
2011	18	$9.67			$	173	1.65%	0.65%			-15.77%		
2010	17	$11.48			$	190	(b)	0.65%			(b)		
2009	(b)	(b)				(b)	(b)	(b)			(b)		
The Hartford Dividend And Growth Fund - Class R4													
2013	-	$16.33			$	4	3.02%	0.65%			30.12%		
2012	21	$12.55			$	261	1.38%	0.65%			12.15%		
2011	2	$11.19			$	28	-	0.65%			0.27%		
2010	4	$11.16			$	46	(b)	0.65%			(b)		
2009	(b)	(b)				(b)	(b)	(b)			(b)		
Income Fund of America - Class R-3													
2013	131	$16.49	to	$19.23	$	2,392	3.02%	0.00%	to	1.55%	15.96%	to	17.76%
2012	129	$14.22	to	$16.33	$	1,985	3.31%	0.00%	to	1.55%	10.00%	to	11.62%
2011	153	$13.10	to	$14.63	$	2,121	3.64%	0.00%	to	1.40%	3.72%	to	5.18%
2010	147	$12.33	to	$13.91	$	1,942	3.82%	0.00%	to	1.75%	9.70%	to	11.55%
2009	149	$11.24	to	$12.47	$	1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
ING Balanced Portfolio - Class I													
2013	10,790	$12.18	to	$48.94	$	317,105	2.18%	0.00%	to	1.95%	14.46%	to	16.71%
2012	12,021	$10.53	to	$42.33	$	305,260	3.11%	0.00%	to	1.95%	11.45%	to	13.65%
2011	13,209	$9.35	to	$37.60	$	299,261	2.79%	0.00%	to	1.95%	-3.28%	to	-1.33%
2010	14,952	$9.56	to	$38.46	$	347,585	2.78%	0.00%	to	1.95%	11.89%	to	14.19%
2009	16,466	$8.44	to	$34.02	$	341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth Opportunities Fund - Class A													
2013	6	$17.53			$	107	-	1.15%			26.94%		
2012	5	$13.81			$	63	(d)	1.15%			(d)		
2011	(d)	(d)				(d)	(d)	(d)			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
ING Large Cap Value Fund - Class A													
2013	-	$12.17			$	6	(e)	0.50%			(e)		
2012	(e)	(e)				(e)	(e)	(e)			(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
ING MidCap Opportunities Fund - Class A													
2013	-	$12.20			$	1	(e)	0.35%			(e)		
2012	(e)	(e)				(e)	(e)	(e)			(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
ING Real Estate Fund - Class A													
2013	89	$19.24	to	$22.44	$	1,908	2.18%	0.00%	to	1.55%	0.21%	to	1.77%
2012	92	$19.20	to	$22.05	$	1,954	2.17%	0.00%	to	1.55%	13.80%	to	15.32%
2011	114	$17.05	to	$19.12	$	2,098	1.97%	0.00%	to	1.45%	7.85%	to	9.32%
2010	117	$15.50	to	$17.49	$	1,971	2.35%	0.00%	to	1.75%	25.63%	to	27.39%
2009	122	$12.60	to	$13.73	$	1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
ING GNMA Income Fund - Class A													
2013	294	$10.58	to	$16.86	$	3,821	3.38%	0.00%	to	1.55%	-3.32%	to	-1.84%
2012	338	$10.94	to	$17.22	$	4,456	3.62%	0.00%	to	1.55%	1.30%	to	2.90%
2011	355	$10.80	to	$16.78	$	4,837	3.86%	0.00%	to	1.55%	5.73%	to	7.40%
2010	367	$10.20	to	$15.66	$	4,750	3.74%	0.00%	to	1.55%	4.56%	to	6.24%
2009	388	$11.85	to	$12.98	$	4,826	4.15%	0.00%	to	1.55%	3.40%	to	4.93%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Fund - Class A													
2013	141	$12.95	to	$15.10	$	2,006	2.89%	0.00%	to	1.55%	-2.26%	to	-0.72%
2012	225	$13.25	to	$15.21	$	3,250	4.51%	0.00%	to	1.55%	7.20%	to	8.80%
2011	251	$12.36	to	$13.98	$	3,356	4.24%	0.00%	to	1.55%	6.00%	to	7.79%
2010	326	$11.66	to	$12.97	$	4,053	5.17%	0.00%	to	1.55%	8.06%	to	9.64%
2009	334	$10.79	to	$11.83	$	3,799	6.26%	0.00%	to	1.55%	11.01%	to	12.88%
ING Intermediate Bond Portfolio - Class I													
2013	14,430	$12.72	to	$102.02	$	348,194	3.16%	0.00%	to	1.95%	-2.05%	to	0.14%
2012	16,602	$12.85	to	$103.21	$	408,463	4.58%	0.00%	to	1.95%	7.24%	to	9.37%
2011	17,019	$11.86	to	$95.33	$	386,933	4.47%	0.00%	to	1.95%	5.49%	to	7.59%
2010	17,564	$11.13	to	$89.57	$	383,698	5.05%	0.00%	to	1.95%	7.67%	to	9.98%
2009	18,464	$10.21	to	$82.40	$	378,989	6.63%	0.00%	to	2.05%	9.31%	to	11.57%
ING Intermediate Bond Portfolio - Class S													
2013	74		$13.45		$	993	2.92%		0.35%			-0.74%	
2012	89		$13.55		$	1,202	4.71%		0.35%			8.66%	
2011	74		$12.47		$	922	5.44%		0.35%			6.95%	
2010	44		$11.66		$	511	5.81%		0.35%			9.07%	
2009	33		$10.69		$	349	7.13%		0.35%			10.89%	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class													
2013	1,571	$15.63	to	$22.98	$	33,208	0.06%	0.00%	to	1.50%	42.18%	to	44.40%
2012	974	$10.93	to	$15.92	$	14,469	0.74%	0.00%	to	1.50%	16.98%	to	18.72%
2011	892	$9.29	to	$13.41	$	11,294	0.58%	0.00%	to	1.50%	3.15%	to	4.83%
2010	826	$8.95	to	$12.80	$	10,075	-	0.00%	to	1.50%	5.44%	to	6.93%
2009	846	$8.43	to	$11.97	$	9,719	-	0.00%	to	1.50%	18.24%	to	20.17%
ING BlackRock Inflation Protected Bond Portfolio - Adviser Class													
2013	6		$10.20		$	65	-		0.35%			-9.41%	
2012	9		$11.26		$	97	-		0.35%			5.73%	
2011	7		$10.65		$	74	(c)		0.35%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Large Cap Growth Portfolio - Institutional Class													
2013	7,611	$12.22	to	$14.41	$	101,984	1.35%	0.00%	to	1.50%	31.41%	to	33.80%
2012	8,458	$9.29	to	$10.77	$	85,929	0.77%	0.00%	to	1.50%	13.02%	to	14.73%
2011	9,172	$8.22	to	$9.41	$	82,025	0.62%	0.00%	to	1.50%	-2.78%	to	-1.25%
2010	9,256	$8.45	to	$9.53	$	84,717	0.46%	0.00%	to	1.50%	11.91%	to	13.72%
2009	9,710	$7.55	to	$8.39	$	79,020	0.58%	0.00%	to	1.50%	28.62%	to	30.69%
ING BlackRock Large Cap Growth Portfolio - Service Class													
2013	20	$13.74	to	$20.34	$	288	0.76%	0.00%	to	1.40%	31.28%	to	33.06%
2012	47	$10.37	to	$15.37	$	502	0.57%	0.00%	to	1.40%	13.77%	to	14.47%
2011	51	$10.49	to	$13.51	$	551	0.54%	0.00%	to	1.30%	-2.05%	to	-1.55%
2010	18	$10.71	to	$10.95	$	196	-	0.00%	to	0.50%	12.86%	to	13.47%
2009	17	$9.49	to	$9.65	$	158	-	0.00%	to	0.50%	29.47%	to	30.23%
ING BlackRock Large Cap Growth Portfolio - Service 2 Class													
2013	24		$13.67		$	329	0.96%		0.35%			32.46%	
2012	29		$10.32		$	294	0.36%		0.35%			13.78%	
2011	29		$9.07		$	261	0.42%		0.35%			-1.95%	
2010	24		$9.25		$	220	-		0.35%			12.80%	
2009	22		$8.20		$	177	-		0.35%			29.54%	
ING Clarion Global Real Estate Portfolio - Adviser Class													
2013	1		$11.43		$	6	-		0.35%			2.97%	
2012	1		$11.10		$	7	-		0.35%			24.72%	
2011	-		$8.90		$	2	(c)		0.35%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio - Institutional Class													
2013	6,640	$12.01	to	$13.02	$	82,599	6.06%	0.00%	to	1.50%	2.39%	to	3.99%
2012	6,449	$11.73	to	$12.52	$	77,810	0.80%	0.00%	to	1.50%	24.21%	to	26.08%
2011	5,765	$9.44	to	$9.93	$	55,561	3.83%	0.00%	to	1.50%	-6.63%	to	-5.16%
2010	5,816	$10.11	to	$10.47	$	59,612	8.70%	0.00%	to	1.50%	14.63%	to	16.33%
2009	5,675	$8.82	to	$9.00	$	50,442	2.45%	0.00%	to	1.50%	31.79%	to	33.73%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Real Estate Portfolio - Adviser Class													
2013	3		$11.39		$	38	-		0.35%			1.33%	
2012	4		$11.24		$	41	-		0.35%			14.69%	
2011	2		$9.80		$	18	(c)		0.35%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Clarion Real Estate Portfolio - Institutional Class													
2013	145	$12.34	to	$13.34	$	1,928	1.65%	0.95%	to	1.95%	0.24%	to	1.29%
2012	175	$12.31	to	$13.17	$	2,303	1.30%	0.95%	to	1.95%	13.56%	to	14.72%
2011	188	$10.84	to	$11.48	$	2,157	2.40%	0.95%	to	1.95%	7.65%	to	8.71%
2010	182	$10.07	to	$10.56	$	1,924	3.64%	0.95%	to	1.95%	25.88%	to	27.08%
2009	158	$8.00	to	$8.31	$	1,315	3.43%	0.95%	to	1.95%		34.90%	
ING Clarion Real Estate Portfolio - Service Class													
2013	3,817	$11.47	to	$14.09	$	50,213	1.43%	0.00%	to	1.50%	0.48%	to	2.13%
2012	4,181	$11.34	to	$13.80	$	54,384	1.03%	0.00%	to	1.55%	13.69%	to	15.52%
2011	4,216	$9.91	to	$11.95	$	48,009	1.33%	0.00%	to	1.55%	7.87%	to	9.53%
2010	3,935	$9.13	to	$10.91	$	41,259	3.37%	0.00%	to	1.50%	26.02%	to	28.05%
2009	3,220	$7.19	to	$8.52	$	26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class													
2013	2,570	$14.19	to	$14.28	$	36,469	0.74%	0.00%	to	0.45%	35.79%	to	36.39%
2012	2,655	$10.45	to	$10.47	$	27,744	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class													
2013	2,805	$14.08	to	$23.06	$	59,652	0.47%	0.00%	to	1.60%	33.87%	to	36.01%
2012	3,077	$10.44	to	$16.96	$	48,491	0.53%	0.00%	to	1.60%	12.81%	to	14.67%
2011	4,580	$9.19	to	$14.79	$	64,098	0.20%	0.00%	to	1.60%	-12.28%	to	-10.93%
2010	4,086	$10.41	to	$16.61	$	64,558	0.15%	0.00%	to	1.80%	26.45%	to	28.45%
2009	3,350	$8.18	to	$12.94	$	41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING FMR^{SM} Diversified Mid Cap Portfolio - Service 2 Class												
2013	3	$13.16		$	38	-	0.35%			35.39%		
2012	1	$9.72		$	8	-	0.35%			14.08%		
2011	1	$8.52		$	12	(c)	0.35%			(c)		
2010	(c)	(c)			(c)	(c)	(c)			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
ING Global Resources Portfolio - Adviser Class												
2013	-	$9.54		$	1	-	0.35%			12.77%		
2012	-	$8.46		$	2	-	0.35%			-3.42%		
2011	-	$8.76		$	2	(c)	0.35%			(c)		
2010	(c)	(c)			(c)	(c)	(c)			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
ING Global Resources Portfolio - Institutional Class												
2013	2	$13.82		$	28	-	0.20%			13.65%		
2012	2	$12.16		$	26	-	0.20%			-2.80%		
2011	2	$12.51		$	30	-	0.20%			-9.08%		
2010	2	$13.76		$	33	-	0.20%			21.66%		
2009	2	$11.31		$	27	-	0.20%			37.59%		
ING Global Resources Portfolio - Service Class												
2013	7,743	$9.64	to	$14.93	$ 97,667	0.94%	0.00%	to	1.50%	11.89%	to	13.63%
2012	9,081	$8.56	to	$13.18	$ 101,734	0.79%	0.00%	to	1.50%	-4.24%	to	-2.84%
2011	10,492	$8.89	to	$13.59	$ 122,291	0.60%	0.00%	to	1.50%	-10.51%	to	-9.13%
2010	10,301	$9.88	to	$15.01	$ 133,413	0.85%	0.00%	to	1.50%	19.77%	to	21.64%
2009	10,029	$8.19	to	$12.38	$ 107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
ING Invesco Growth and Income Portfolio - Institutional Class												
2013	886	$13.84	to	$13.93	$ 12,257	1.54%	0.00%	to	0.45%	33.59%	to	34.20%
2012	634	$10.36	to	$10.38	$ 6,568	(d)	0.00%	to	0.45%	(d)		
2011	(d)	(d)			(d)	(d)	(d)			(d)		
2010	(d)	(d)			(d)	(d)	(d)			(d)		
2009	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Growth and Income Portfolio - Service Class													
2013	1,496	$13.18	to	$18.79	$	25,945	1.37%	0.00%	to	1.50%	31.89%	to	33.98%
2012	1,367	$9.94	to	$14.04	$	17,841	2.25%	0.00%	to	1.50%	12.91%	to	14.61%
2011	1,721	$8.75	to	$12.25	$	19,901	1.21%	0.00%	to	1.50%	-3.65%	to	-2.16%
2010	1,829	$9.03	to	$12.52	$	21,766	0.24%	0.00%	to	1.50%	10.79%	to	12.49%
2009	1,715	$8.09	to	$11.13	$	18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class													
2013	15	$17.85			$	265	0.70%	0.35%			-6.40%		
2012	16	$19.07			$	307	-	0.35%			18.30%		
2011	18	$16.12			$	286	0.87%	0.35%			-18.83%		
2010	20	$19.86			$	405	0.48%	0.35%			19.49%		
2009	25	$16.62			$	421	1.01%	0.35%			70.29%		
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class													
2013	1,302	$18.57	to	$18.67	$	24,242	1.13%	0.95%	to	1.20%	-6.54%	to	-6.37%
2012	1,631	$19.87	to	$19.94	$	32,471	-	0.95%	to	1.10%	17.99%	to	18.20%
2011	1,715	$16.84	to	$16.87	$	28,902	1.10%	0.95%	to	1.00%	-18.84%	to	-18.82%
2010	1,953	$20.75	to	$20.78	$	40,548	0.67%	0.95%	to	1.00%	19.39%	to	19.49%
2009	2,123	$17.38	to	$17.39	$	36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class													
2013	973	$8.88	to	$23.46	$	20,444	0.87%	0.00%	to	1.50%	-7.12%	to	-5.78%
2012	1,166	$9.51	to	$24.70	$	26,309	-	0.00%	to	1.50%	17.35%	to	19.08%
2011	1,268	$8.05	to	$20.76	$	23,894	0.83%	0.00%	to	1.50%	-19.51%	to	-18.26%
2010	1,441	$9.94	to	$25.42	$	33,720	0.48%	0.00%	to	1.55%	18.45%	to	20.31%
2009	1,541	$8.33	to	$21.25	$	30,187	1.31%	0.00%	to	1.55%	68.93%	to	71.51%
ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class													
2013	1	$14.78			$	22	-	0.35%			38.13%		
2012	1	$10.70			$	16	-	0.35%			17.84%		
2011	1	$9.08			$	9	(c)	0.35%			(c)		
2010	(c)	(c)				(c)	(c)	(c)			(c)		
2009	(c)	(c)				(c)	(c)	(c)			(c)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class													
2013	1,325	$14.69	to	$14.78	$	19,469	0.95%	0.00%	to	0.45%	38.72%	to	39.43%
2012	851	$10.59	to	$10.60	$	9,013	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class													
2013	816	$16.48	to	$24.02	$	17,992	0.83%	0.00%	to	1.65%	36.86%	to	39.00%
2012	524	$11.97	to	$17.29	$	8,402	0.25%	0.00%	to	1.50%	16.92%	to	18.67%
2011	631	$10.18	to	$14.57	$	8,714	0.37%	0.00%	to	1.50%	-2.80%	to	-1.29%
2010	466	$10.41	to	$14.76	$	6,554	0.28%	0.00%	to	1.50%	24.86%	to	26.70%
2009	324	$8.29	to	$11.65	$	3,617	0.45%	0.00%	to	1.50%	25.40%	to	27.40%
ING Large Cap Growth Portfolio - Adviser Class													
2013	12		$15.71		$	187	0.58%		0.35%			29.83%	
2012	13		$12.10		$	155	0.75%		0.35%			17.13%	
2011	11		$10.33		$	113	(c)		0.35%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Large Cap Growth Portfolio - Institutional Class													
2013	16,193	$15.41	to	$21.32	$	254,592	0.54%	0.00%	to	1.50%	29.01%	to	31.09%
2012	15,966	$11.94	to	$16.43	$	193,340	0.58%	0.00%	to	1.50%	16.26%	to	18.10%
2011	12,873	$10.27	to	$14.05	$	133,022	(c)	0.00%	to	1.50%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Large Cap Growth Portfolio - Service Class													
2013	110	$15.63	to	$24.06	$	1,972	0.52%	0.00%	to	1.40%	28.82%	to	30.64%
2012	25	$12.06	to	$13.93	$	338	0.33%	0.00%	to	1.40%	16.14%	to	17.87%
2011	25	$10.32	to	$15.22	$	266	0.11%	0.00%	to	1.40%		1.74%	
2010	217	$14.96	to	$15.29	$	3,252	0.33%	0.00%	to	0.50%	13.68%	to	14.19%
2009	29	$13.16	to	$13.39	$	378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Large Cap Value Portfolio - Adviser Class													
2013	3	$10.58			$	29	(e)	0.35%			(e)		
2012	(e)	(e)				(e)	(e)	(e)			(e)		
2011	(e)	(e)				(e)	(e)	(e)			(e)		
2010	(e)	(e)				(e)	(e)	(e)			(e)		
2009	(e)	(e)				(e)	(e)	(e)			(e)		
ING Large Cap Value Portfolio - Institutional Class													
2013	27,029	$11.74	to	$14.08	$	342,341	2.16%	0.00%	to	1.95%	28.31%	to	30.92%
2012	22,249	$9.15	to	$10.76	$	217,365	2.56%	0.00%	to	1.95%	12.41%	to	14.71%
2011	24,706	$8.14	to	$9.38	$	212,312	1.28%	0.00%	to	1.95%	1.50%	to	3.53%
2010	16,432	$8.02	to	$9.06	$	137,628	2.49%	0.00%	to	1.95%	17.08%	to	19.37%
2009	17,629	$6.85	to	$7.59	$	124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
ING Large Cap Value Portfolio - Service Class													
2013	100	$11.22	to	$13.29	$	1,259	1.73%	0.10%	to	1.55%	28.68%	to	30.07%
2012	72	$9.24	to	$9.91	$	708	2.35%	0.50%	to	1.55%	12.55%	to	13.78%
2011	95	$8.21	to	$8.71	$	821	1.94%	0.50%	to	1.55%	2.18%		
2010	-	$8.26			$	3	-	1.05%			18.00%		
2009	-	$7.00			$	3	-	1.05%			-		
ING Limited Maturity Bond Portfolio - Adviser Class													
2013	2	$10.06			$	18	-	0.35%			-		
2012	2	$10.06			$	17	(d)	0.35%			(d)		
2011	(d)	(d)				(d)	(d)	(d)			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
ING Marsico Growth Portfolio - Institutional Class													
2013	889	$14.28	to	$15.56	$	13,006	1.07%	0.00%	to	1.50%	33.83%	to	35.90%
2012	893	$10.64	to	$11.45	$	9,713	0.71%	0.00%	to	1.50%	8.02%	to	12.92%
2011	904	$9.58	to	$10.14	$	8,799	0.51%	0.00%	to	1.50%	-2.84%	to	-1.46%
2010	921	$9.82	to	$10.29	$	9,178	0.69%	0.00%	to	1.50%	18.35%	to	20.07%
2009	881	$8.25	to	$8.57	$	7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class													
2013	6	$15.01	to	$18.07	$	99	1.02%	0.35%	to	1.35%	33.73%	to	34.98%
2012	8	$11.12	to	$13.41	$	97	0.30%	0.35%	to	1.45%	10.94%	to	12.21%
2011	48	$9.91	to	$12.28	$	570	0.18%	0.25%	to	1.45%	-2.98%	to	-1.84%
2010	43	$10.12	to	$12.51	$	522	0.47%	0.25%	to	1.35%	18.32%	to	19.48%
2009	33	$8.47	to	$10.35	$	337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
ING MFS Total Return Portfolio - Adviser Class													
2013	69		$15.08		$	1,034	2.21%		0.35%			17.90%	
2012	89		$12.79		$	1,139	2.21%		0.35%			10.35%	
2011	97		$11.59		$	1,120	2.56%		0.35%			0.87%	
2010	93		$11.49		$	1,070	0.41%		0.35%			9.12%	
2009	85		$10.53		$	896	2.58%		0.35%			17.13%	
ING MFS Total Return Portfolio - Institutional Class													
2013	4,397	$14.30	to	$14.38	$	63,035	2.36%	0.95%	to	1.20%	17.60%	to	17.87%
2012	4,607	$12.16	to	$12.20	$	56,102	2.74%	0.95%	to	1.10%	10.24%	to	10.41%
2011	5,037	$11.03	to	$11.05	$	55,604	2.69%	0.95%	to	1.00%	0.82%	to	0.91%
2010	5,492	$10.94	to	$10.95	$	60,109	0.45%	0.95%	to	1.00%	9.06%	to	9.07%
2009	5,815	$10.03	to	$10.04	$	58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
ING MFS Total Return Portfolio - Service Class													
2013	1,531	$12.65	to	$21.09	$	28,789	2.18%	0.00%	to	1.65%	16.76%	to	18.64%
2012	1,604	$10.76	to	$17.81	$	25,679	2.46%	0.00%	to	1.65%	9.38%	to	11.27%
2011	1,712	$9.76	to	$16.06	$	24,886	2.43%	0.00%	to	1.65%	0.07%	to	1.52%
2010	1,795	$9.70	to	$15.85	$	25,934	0.45%	0.00%	to	1.50%	8.18%	to	9.90%
2009	1,926	$8.90	to	$14.70	$	25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
ING MFS Utilities Portfolio - Service Class													
2013	2,187	$13.19	to	$26.11	$	52,403	2.09%	0.00%	to	1.50%	18.38%	to	20.21%
2012	2,264	$11.07	to	$21.73	$	45,560	3.18%	0.00%	to	1.50%	11.64%	to	13.30%
2011	2,369	$9.86	to	$19.18	$	42,549	3.65%	0.00%	to	1.50%	4.77%	to	6.40%
2010	2,219	$9.35	to	$18.03	$	37,746	2.63%	0.00%	to	1.50%	12.01%	to	13.72%
2009	2,258	$8.29	to	$15.86	$	34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Morgan Stanley Global Franchise Portfolio - Adviser Class													
2013	3		$13.32		$	37	2.94%		0.35%			18.61%		
2012	3		$11.23		$	31	4.35%		0.35%			14.94%		
2011	1		$9.77		$	15	(c)		0.35%			(c)		
2010	(c)		(c)			(c)	(c)		(c)			(c)		
2009	(c)		(c)			(c)	(c)		(c)			(c)		
ING Multi-Manager Large Cap Core Portfolio - Institutional Class													
2013	1,721	$12.19	to	$15.44	$	24,438	0.97%	0.00%	to	1.95%	28.10%	to	30.74%
2012	1,794	$9.41	to	$11.93	$	19,631	1.55%	0.00%	to	1.95%	8.29%	to	10.53%
2011	1,981	$8.60	to	$10.90	$	19,761	1.67%	0.00%	to	1.95%	-6.14%	to	-4.24%
2010	1,963	$9.06	to	$11.50	$	20,602	1.34%	0.00%	to	1.95%	13.87%	to	16.17%
2009	1,654	$7.87	to	$10.00	$	15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
ING Multi-Manager Large Cap Core Portfolio - Service Class													
2013	25	$13.14	to	$13.92	$	338	0.65%	0.75%	to	1.50%	28.32%	to	29.19%
2012	26	$10.24	to	$10.73	$	273	1.47%	0.80%	to	1.50%	8.70%	to	9.49%
2011	28	$9.42	to	$9.80	$	271	1.08%	0.80%	to	1.50%	-5.85%	to	-5.31%
2010	46	$10.00	to	$10.52	$	473	1.21%	0.45%	to	1.55%	14.27%	to	15.22%
2009	39	$8.83	to	$9.13	$	353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
ING PIMCO High Yield Portfolio - Adviser Class													
2013	4		$11.77		$	46	6.19%		0.35%			4.81%		
2012	5		$11.23		$	51	5.00%		0.35%			13.32%		
2011	3		$9.91		$	29	(c)		0.35%			(c)		
2010	(c)		(c)			(c)	(c)		(c)			(c)		
2009	(c)		(c)			(c)	(c)		(c)			(c)		
ING PIMCO High Yield Portfolio - Institutional Class													
2013	2,397	$11.00	to	$17.24	$	31,115	6.14%	0.00%	to	1.20%	4.64%	to	5.83%
2012	2,180	$10.44	to	$16.43	$	28,658	5.51%	0.00%	to	1.10%	13.20%	to	13.31%
2011	697	$14.47	to	$14.50	$	10,100	7.87%	0.95%	to	1.00%	3.65%	to	3.72%
2010	491	$13.96	to	$13.98	$	6,858	7.29%	0.95%	to	1.00%	13.40%	to	13.47%
2009	278	$12.31	to	$12.32	$	3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO High Yield Portfolio - Service Class													
2013	1,517	$15.78	to	$19.70	$	27,339	5.94%	0.00%	to	1.50%	4.07%	to	5.63%
2012	1,792	$15.08	to	$18.65	$	30,849	6.94%	0.00%	to	1.50%	12.30%	to	14.08%
2011	1,538	$13.34	to	$16.36	$	23,607	7.03%	0.00%	to	1.50%	2.85%	to	4.47%
2010	1,397	$12.89	to	$15.66	$	20,723	7.21%	0.00%	to	1.50%	12.60%	to	14.27%
2009	969	$11.37	to	$13.71	$	12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class													
2013	26		$13.31		$	346	1.11%		0.35%			21.33%	
2012	18		$10.97		$	195	1.76%		0.35%			13.68%	
2011	15		$9.65		$	146	(c)		0.35%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class													
2013	12,616	$12.66	to	$12.74	$	159,719	1.46%	0.00%	to	0.45%	21.97%	to	22.50%
2012	10,830	$10.38	to	$10.40	$	112,414	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class													
2013	25,445	$14.93	to	$20.92	$	489,494	1.16%	0.00%	to	1.55%	20.31%	to	22.22%
2012	23,795	$12.33	to	$17.12	$	377,748	1.56%	0.00%	to	1.55%	12.76%	to	14.52%
2011	28,088	$10.86	to	$14.95	$	396,097	1.97%	0.00%	to	1.55%	1.28%	to	2.89%
2010	25,529	$10.65	to	$14.53	$	352,842	1.74%	0.00%	to	1.55%	12.32%	to	13.97%
2009	21,112	$9.42	to	$12.75	$	257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
ING T. Rowe Price Equity Income Portfolio - Adviser Class													
2013	109		$16.52		$	1,793	1.34%		0.35%			28.86%	
2012	128		$12.82		$	1,638	1.75%		0.35%			16.23%	
2011	131		$11.03		$	1,447	1.86%		0.35%			-1.52%	
2010	121		$11.20		$	1,354	1.31%		0.35%			14.17%	
2009	142		$9.81		$	1,389	1.56%		0.35%			24.18%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Service Class													
2013	5,436	$12.93	to	$26.63	$	122,461	1.61%	0.00%	to	1.65%	27.59%	to	30.09%
2012	5,641	$10.06	to	$20.53	$	104,568	1.97%	0.00%	to	1.65%	15.46%	to	17.25%
2011	6,232	$8.66	to	$17.51	$	100,170	1.97%	0.00%	to	1.50%	-2.41%	to	-0.89%
2010	6,508	$8.82	to	$17.67	$	106,214	1.54%	0.00%	to	1.65%	13.06%	to	15.00%
2009	7,785	$7.73	to	$15.37	$	110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
ING T. Rowe Price International Stock Portfolio - Adviser Class													
2013	12		$10.22		$	120	0.90%		0.35%			13.56%	
2012	11		$9.00		$	102	-		0.35%			17.96%	
2011	11		$7.63		$	83	3.66%		0.35%			-13.00%	
2010	9		$8.77		$	81	0.78%		0.35%			13.02%	
2009	23		$7.76		$	175	-		0.35%			36.62%	
ING T. Rowe Price International Stock Portfolio - Service Class													
2013	487	$8.81	to	$17.64	$	7,898	1.06%	0.00%	to	1.50%	12.58%	to	14.39%
2012	527	$7.78	to	$15.43	$	7,554	0.28%	0.00%	to	1.50%	17.02%	to	18.78%
2011	564	$6.61	to	$12.99	$	6,872	3.63%	0.00%	to	1.50%	-13.67%	to	-12.35%
2010	579	$7.60	to	$14.82	$	8,102	1.37%	0.00%	to	1.50%	12.11%	to	13.82%
2009	690	$6.74	to	$13.02	$	8,576	1.20%	0.00%	to	1.50%	35.49%	to	37.63%
ING Templeton Global Growth Portfolio - Institutional Class													
2013	39	$20.02	to	$21.46	$	813	1.57%	0.55%	to	1.45%	29.08%	to	30.21%
2012	52	$15.51	to	$16.42	$	841	1.94%	0.60%	to	1.45%	20.23%	to	21.27%
2011	53	$12.90	to	$13.54	$	709	1.80%	0.60%	to	1.45%	-6.86%	to	-6.04%
2010	52	$13.78	to	$14.41	$	735	1.63%	0.60%	to	1.55%	6.33%	to	7.38%
2009	56	$12.86	to	$13.42	$	738	3.04%	0.60%	to	1.75%	30.43%	to	31.96%
ING Templeton Global Growth Portfolio - Service Class													
2013	511	$12.10	to	$14.47	$	6,959	1.65%	0.00%	to	1.50%	28.73%	to	30.65%
2012	458	$9.34	to	$11.11	$	4,823	1.78%	0.00%	to	1.50%	19.93%	to	21.73%
2011	438	$7.74	to	$9.14	$	3,825	1.81%	0.00%	to	1.50%	-7.10%	to	-5.69%
2010	395	$8.29	to	$9.72	$	3,693	1.47%	0.00%	to	1.50%	6.15%	to	7.79%
2009	402	$7.75	to	$9.11	$	3,525	2.24%	0.00%	to	1.50%	30.21%	to	32.26%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Stock Index Portfolio - Institutional Class													
2013	802	$13.72	to	$19.93	$	14,396	2.25%	0.00%	to	1.40%	30.43%	to	32.34%
2012	534	$10.44	to	$15.09	$	7,900	1.98%	0.00%	to	1.25%	14.36%	to	15.81%
2011	532	$11.84	to	$13.03	$	6,870	2.11%	0.00%	to	1.25%	0.50%	to	1.80%
2010	473	$11.98	to	$12.80	$	6,021	1.76%	0.00%	to	1.25%	13.34%	to	14.72%
2009	356	$10.54	to	$11.16	$	3,952	0.73%	0.00%	to	1.25%	24.65%	to	26.30%
ING Money Market Portfolio - Class I													
2013	18,772	$9.87	to	$56.80	$	281,491	-	0.00%	to	1.85%		-1.79%	
2012	19,232	$10.05	to	$57.08	$	295,287	0.03%	0.00%	to	1.85%	-1.53%	to	0.07%
2011	21,788	$10.14	to	$57.32	$	341,904	0.00%	0.00%	to	1.60%	-1.51%	to	0.06%
2010	21,616	$10.23	to	$57.51	$	342,560	0.02%	0.00%	to	1.85%	-1.61%	to	0.29%
2009	24,663	$10.28	to	$57.57	$	403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
ING Global Real Estate Fund - Class A													
2013	7	$18.51	to	$19.30	$	135	2.64%	0.50%	to	1.40%	2.21%	to	3.10%
2012	5	$18.11	to	$18.72	$	92	5.16%	0.50%	to	1.40%	24.30%	to	24.63%
2011	4	$14.90	to	$15.02	$	63	3.60%	0.50%	to	0.80%		-6.35%	
2010	3	$15.91	to	$15.95	$	48	2.78%	0.65%	to	0.80%		13.89%	
2009	2	$13.97	to	$14.00	$	24	(a)	0.50%	to	0.80%		(a)	
ING International Small Cap Fund - Class A													
2013	23	$20.33	to	$22.67	$	500	1.53%	0.00%	to	1.10%	27.14%	to	28.51%
2012	25	$15.64	to	$17.64	$	418	0.90%	0.00%	to	1.35%	18.57%	to	20.16%
2011	79	$13.14	to	$14.68	$	1,134	1.38%	0.00%	to	1.40%	-18.79%	to	-17.62%
2010	101	$15.79	to	$17.82	$	1,766	0.41%	0.00%	to	1.75%	22.40%	to	24.53%
2009	117	$12.90	to	$14.31	$	1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
ING American Century Small-Mid Cap Value Portfolio - Adviser Class													
2013	7		$19.68		$	140	0.77%		0.35%			30.68%	
2012	8		$15.06		$	119	0.87%		0.35%			15.67%	
2011	8		$13.02		$	110	1.08%		0.35%			-3.77%	
2010	6		$13.53		$	76	1.56%		0.35%			21.35%	
2009	5		$11.15		$	52	-		0.35%			34.66%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Small-Mid Cap Value Portfolio - Initial Class													
2013	1,158	$13.22	to	$17.25	$	19,547	1.41%	0.00%	to	1.40%	29.96%	to	31.78%
2012	774	$12.65	to	$13.09	$	10,028	0.02%	0.00%	to	1.40%	14.90%	to	15.43%
2011	-	$11.01	to	$11.08	$	5	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING American Century Small-Mid Cap Value Portfolio - Service Class													
2013	2,324	$16.43	to	$29.16	$	57,450	1.13%	0.00%	to	1.50%	29.40%	to	31.40%
2012	2,169	$13.08	to	$22.20	$	43,640	1.22%	0.00%	to	1.50%	14.61%	to	16.40%
2011	2,497	$10.97	to	$19.08	$	44,006	1.09%	0.00%	to	1.50%	-4.57%	to	-3.13%
2010	2,506	$11.41	to	$19.70	$	45,970	1.09%	0.00%	to	1.50%	20.15%	to	22.06%
2009	2,396	$9.42	to	$16.14	$	35,995	1.64%	0.00%	to	1.50%	33.70%	to	35.74%
ING Baron Growth Portfolio - Adviser Class													
2013	28		$20.43		$	571	0.60%		0.35%			38.04%	
2012	96		$14.80		$	1,419	-		0.35%			18.97%	
2011	99		$12.44		$	1,233	-		0.35%			1.55%	
2010	102		$12.25		$	1,247	-		0.35%			25.77%	
2009	97		$9.74		$	947	-		0.35%			34.34%	
ING Baron Growth Portfolio - Service Class													
2013	6,705	$10.75	to	$33.72	$	186,035	1.30%	0.00%	to	1.55%	36.74%	to	38.89%
2012	6,184	$11.46	to	$24.57	$	129,571	-	0.00%	to	1.55%	17.77%	to	19.72%
2011	6,828	$9.66	to	$20.75	$	121,607	-	0.00%	to	1.55%	0.69%	to	2.27%
2010	6,913	$9.54	to	$20.51	$	122,371	-	0.00%	to	1.75%	24.28%	to	26.62%
2009	7,089	$7.60	to	$16.37	$	100,316	-	0.00%	to	1.75%	33.14%	to	35.21%
ING Columbia Contrarian Core Portfolio - Service Class													
2013	598	$12.10	to	$29.32	$	14,676	1.41%	0.00%	to	1.50%	32.75%	to	34.79%
2012	653	$9.06	to	$21.76	$	12,097	0.30%	0.00%	to	1.50%	10.57%	to	12.31%
2011	730	$8.15	to	$19.38	$	11,915	0.99%	0.00%	to	1.50%	-6.09%	to	-4.66%
2010	843	$8.62	to	$20.33	$	14,440	0.40%	0.00%	to	1.50%	10.40%	to	12.01%
2009	840	$7.76	to	$18.15	$	12,781	0.66%	0.00%	to	1.50%	29.62%	to	31.62%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Adviser Class													
2013	18	$14.68			$	270	0.73%	0.35%			39.15%		
2012	26	$10.55			$	279	0.39%	0.35%			13.56%		
2011	25	$9.29			$	234	0.77%	0.35%			-3.23%		
2010	3	$9.60			$	26	-	0.35%			24.51%		
2009	3	$7.71			$	21	(a)	0.35%			(a)		
ING Columbia Small Cap Value II Portfolio - Service Class													
2013	337	$14.58	to	$16.45	$	5,258	0.84%	0.00%	to	1.50%	37.89%	to	40.00%
2012	293	$10.51	to	$11.78	$	3,292	0.25%	0.00%	to	1.50%	12.47%	to	14.14%
2011	312	$9.31	to	$10.34	$	3,093	0.51%	0.00%	to	1.50%	-4.18%	to	-2.65%
2010	231	$9.81	to	$10.66	$	2,367	1.31%	0.00%	to	1.50%	23.49%	to	24.97%
2009	174	$8.13	to	$8.59	$	1,441	1.17%	0.00%	to	1.50%	22.81%	to	24.67%
ING Fidelity® VIP Mid Cap Portfolio - Service Class													
2013	333	$14.00	to	$18.29	$	4,661	0.04%	0.00%	to	0.45%	34.74%	to	35.38%
2012	437	$10.39	to	$13.51	$	4,543	-	0.00%	to	0.45%	14.30%		
2011	692	$11.51	to	$11.82	$	7,970	0.17%	0.00%	to	0.50%	-11.53%	to	-11.13%
2010	1,084	$13.01	to	$13.30	$	14,099	0.52%	0.00%	to	0.50%	27.55%	to	28.13%
2009	966	$10.20	to	$10.38	$	9,850	4.74%	0.00%	to	0.50%	38.59%	to	39.33%
ING Global Bond Portfolio - Adviser Class													
2013	23	$14.27			$	323	1.69%	0.35%			-4.87%		
2012	26	$15.00			$	388	5.74%	0.35%			6.99%		
2011	29	$14.02			$	413	7.47%	0.35%			2.94%		
2010	35	$13.62			$	471	3.38%	0.35%			14.74%		
2009	20	$11.87			$	239	2.82%	0.35%			20.63%		
ING Global Bond Portfolio - Initial Class													
2013	8,054	$12.33	to	$15.45	$	113,498	2.06%	0.00%	to	1.95%	-6.10%	to	-2.83%
2012	10,197	$12.96	to	$16.05	$	151,398	6.15%	0.00%	to	1.95%	5.04%	to	7.95%
2011	11,179	$12.12	to	$14.91	$	155,537	7.58%	0.00%	to	1.95%	1.72%	to	3.76%
2010	11,430	$11.79	to	$14.38	$	154,688	3.10%	0.00%	to	1.95%	13.56%	to	17.21%
2009	11,306	$10.26	to	$12.40	$	132,935	4.07%	0.00%	to	1.95%	18.29%	to	22.41%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Bond Portfolio - Service Class													
2013	76	$11.97	to	$13.18	$	955	1.68%	0.00%	to	1.50%	-5.72%	to	-4.30%
2012	98	$12.68	to	$13.98	$	1,301	5.93%	0.00%	to	1.50%	6.07%	to	7.38%
2011	72	$11.94	to	$13.18	$	891	10.87%	0.25%	to	1.50%	1.93%	to	3.12%
2010	90	$11.68	to	$12.93	$	1,077	2.73%	0.35%	to	1.50%	13.82%	to	15.15%
2009	58	$10.25	to	$11.36	$	609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
ING Index Solution 2015 Portfolio - Initial Class													
2013	42	$12.69	to	$15.67	$	631	2.66%	0.30%	to	1.40%	8.41%	to	9.05%
2012	20	$11.68	to	$14.37	$	270	2.14%	0.80%	to	1.40%	9.01%	to	9.40%
2011	1	$10.70	to	$13.08	$	11	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2015 Portfolio - Service Class													
2013	41	$13.13	to	$15.49	$	586	1.46%	0.00%	to	1.20%	8.80%	to	9.69%
2012	58	$11.97	to	$14.23	$	787	1.79%	0.00%	to	0.80%	9.38%	to	10.22%
2011	44	$10.86	to	$13.01	$	552	0.99%	0.00%	to	0.75%	0.08%	to	0.74%
2010	5	$10.78	to	$13.00	$	55	(b)	0.00%	to	0.75%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2015 Portfolio - Service 2 Class													
2013	90	$12.72	to	$13.51	$	1,185	2.12%	0.00%	to	1.55%	7.89%	to	9.57%
2012	82	$11.79	to	$12.33	$	981	1.80%	0.00%	to	1.55%	8.36%	to	9.86%
2011	72	$10.88	to	$11.16	$	798	2.29%	0.20%	to	1.55%	-0.91%	to	0.45%
2010	62	$10.98	to	$11.11	$	687	(b)	0.20%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2025 Portfolio - Initial Class													
2013	73	$14.08	to	$17.87	$	1,238	1.63%	0.30%	to	1.40%	15.72%	to	16.27%
2012	32	$12.14	to	$15.12	$	476	2.17%	0.95%	to	1.40%	11.73%	to	12.17%
2011	6	$10.86	to	$13.48	$	78	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2025 Portfolio - Service Class													
2013	64	$14.56	to	$17.47	$	1,101	1.68%	0.00%	to	1.20%	16.16%	to	17.04%
2012	6	$12.44	to	$15.04	$	87	1.47%	0.00%	to	0.75%	12.24%	to	13.09%
2011	4	$11.00	to	$13.40	$	49	5.19%	0.00%	to	0.75%	-2.26%	to	-1.52%
2010	2	$11.17	to	$13.71	$	28	(b)	0.00%	to	0.75%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2025 Portfolio - Service 2 Class													
2013	257	$14.16	to	$15.04	$	3,767	1.58%	0.00%	to	1.55%	15.12%	to	16.86%
2012	204	$12.30	to	$12.87	$	2,563	1.36%	0.00%	to	1.55%	11.11%	to	12.59%
2011	178	$11.07	to	$11.36	$	2,003	1.87%	0.20%	to	1.55%	-3.23%	to	-1.90%
2010	132	$11.44	to	$11.58	$	1,519	(b)	0.20%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2035 Portfolio - Initial Class													
2013	72	$15.42	to	$19.54	$	1,305	1.19%	0.00%	to	1.40%	20.64%	to	21.17%
2012	24	$15.41	to	$15.59	$	372	1.45%	0.95%	to	1.40%	13.90%	to	14.38%
2011	3	$13.53	to	$13.63	$	42	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2035 Portfolio - Service Class													
2013	30	$15.42	to	$18.77	$	504	1.19%	0.00%	to	1.20%	20.99%	to	21.99%
2012	13	$12.64	to	$15.50	$	169	0.80%	0.00%	to	0.80%	14.22%	to	15.12%
2011	7	$10.98	to	$13.57	$	80	1.96%	0.00%	to	0.75%	-3.96%	to	-3.26%
2010	2	$11.35	to	$14.13	$	22	(b)	0.00%	to	0.75%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2035 Portfolio - Service 2 Class													
2013	165	$15.03	to	$15.96	$	2,576	1.23%	0.00%	to	1.55%	19.86%	to	21.74%
2012	141	$12.54	to	$13.11	$	1,815	1.13%	0.00%	to	1.55%	13.28%	to	14.94%
2011	139	$11.07	to	$11.38	$	1,557	1.59%	0.10%	to	1.55%	-4.90%	to	-3.48%
2010	92	$11.64	to	$11.79	$	1,083	(b)	0.10%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2045 Portfolio - Initial Class													
2013	20	$15.87	to	$20.44	$	380	1.40%	0.00%	to	1.40%	22.64%	to	23.12%
2012	3	$15.86	to	$16.05	$	48	-	0.95%	to	1.40%	14.51%	to	15.14%
2011	1	$13.85	to	$13.94	$	17	(c)	0.95%	to	1.40%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2045 Portfolio - Service Class													
2013	20	$15.93	to	$19.65	$	365	1.00%	0.00%	to	1.20%	23.10%	to	24.07%
2012	2	$12.84	to	$15.95	$	34	-	0.00%	to	0.80%	14.94%	to	15.88%
2011	2	$11.08	to	$13.87	$	19	-	0.00%	to	0.80%	-4.80%	to	-4.15%
2010	-	$11.56	to	$14.57	$	1	(b)	0.00%	to	0.75%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2045 Portfolio - Service 2 Class													
2013	114	$15.50	to	$16.47	$	1,821	1.02%	0.00%	to	1.55%	21.95%	to	23.83%
2012	101	$12.71	to	$13.30	$	1,308	1.08%	0.00%	to	1.55%	13.89%	to	15.61%
2011	81	$11.16	to	$11.47	$	923	1.19%	0.10%	to	1.55%	-5.82%	to	-4.42%
2010	49	$11.85	to	$12.00	$	584	(b)	0.10%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution 2055 Portfolio - Initial Class													
2013	10	$15.31	to	$16.02	$	153	1.16%	0.15%	to	1.40%	22.72%	to	23.10%
2012	2	$12.50	to	$12.64	$	20	-	0.95%	to	1.35%		15.12%	
2011	-		$10.98			-	(c)		0.95%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution 2055 Portfolio - Service Class													
2013	16	$15.12	to	$15.97	$	246	0.45%	0.00%	to	1.50%	22.59%	to	24.18%
2012	16	$12.44	to	$12.86	$	202	-	0.00%	to	1.25%	14.44%	to	15.86%
2011	6	$10.87	to	$11.10	$	64	-	0.00%	to	1.25%	-5.04%	to	-4.15%
2010	-	$11.51	to	$11.58	$	3	(b)	0.00%	to	0.95%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution 2055 Portfolio - Service 2 Class													
2013	14	$15.01	to	$15.89	$	217	0.65%	0.00%	to	1.55%	22.03%	to	23.95%
2012	7	$12.30	to	$12.82	$	92	-	0.00%	to	1.55%	14.35%	to	14.89%
2011	5	$10.87	to	$10.97	$	53	-	0.60%	to	1.15%		-5.21%	
2010	-		$11.51			-	(b)	0.90%	to	0.95%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Index Solution Income Portfolio - Initial Class													
2013	1	$12.66	to	$14.45	$	10	(e)	0.30%	to	1.25%		(e)	
2012	(e)		(e)			(e)	(e)		(e)			(e)	
2011	(e)		(e)			(e)	(e)		(e)			(e)	
2010	(e)		(e)			(e)	(e)		(e)			(e)	
2009	(e)		(e)			(e)	(e)		(e)			(e)	
ING Index Solution Income Portfolio - Service Class													
2013	58	$12.68	to	$14.49	$	833	3.56%	0.00%	to	0.80%	6.94%	to	7.73%
2012	84	$11.77	to	$13.55	$	1,133	2.02%	0.00%	to	0.80%	7.63%	to	8.58%
2011	51	$10.84	to	$12.59	$	645	(c)	0.00%	to	0.80%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
ING Index Solution Income Portfolio - Service 2 Class													
2013	21	$12.19	to	$12.95	$	259	2.89%	0.00%	to	1.55%	6.00%	to	7.08%
2012	19	$11.50	to	$11.86	$	226	2.91%	0.50%	to	1.55%	6.68%	to	7.76%
2011	17	$10.78	to	$10.97	$	186	2.89%	0.60%	to	1.55%	0.94%	to	1.86%
2010	15	$10.68	to	$10.76	$	160	(b)	0.65%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Invesco Comstock Portfolio - Adviser Class													
2013	27		$16.55		$	444	0.51%		0.35%			34.33%	
2012	27		$12.32		$	334	0.95%		0.35%			17.89%	
2011	28		$10.45		$	297	1.32%		0.35%			-2.70%	
2010	29		$10.74		$	307	1.02%		0.35%			14.38%	
2009	30		$9.39		$	284	2.04%		0.35%			27.76%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Invesco Comstock Portfolio - Service Class													
2013	3,594	$13.42	to	$22.70	$	69,828	0.81%	0.00%	to	1.95%	32.35%	to	35.10%
2012	3,281	$10.03	to	$17.01	$	48,799	1.24%	0.00%	to	1.95%	16.31%	to	18.73%
2011	3,682	$8.53	to	$14.49	$	46,669	1.37%	0.00%	to	1.95%	-3.92%	to	-2.12%
2010	4,016	$8.79	to	$14.95	$	52,549	1.29%	0.00%	to	1.95%	12.86%	to	15.17%
2009	4,478	$7.70	to	$13.12	$	51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
ING Invesco Equity and Income Portfolio - Adviser Class													
2013	50		$16.35		$	811	1.05%		0.35%			23.86%	
2012	54		$13.20		$	712	1.62%		0.35%			11.86%	
2011	55		$11.80		$	649	2.05%		0.35%			-1.91%	
2010	43		$12.03		$	523	1.38%		0.35%			11.39%	
2009	46		$10.80		$	492	1.50%		0.35%			21.62%	
ING Invesco Equity and Income Portfolio - Initial Class													
2013	15,175	$13.78	to	$19.26	$	260,310	1.40%	0.00%	to	1.95%	20.81%	to	30.53%
2012	16,784	$11.13	to	$15.37	$	232,827	2.34%	0.00%	to	1.95%	5.06%	to	12.81%
2011	18,261	$9.95	to	$13.67	$	228,833	2.23%	0.00%	to	1.95%	-3.03%	to	-1.01%
2010	19,572	$10.15	to	$13.81	$	249,741	1.82%	0.00%	to	1.95%	10.19%	to	17.25%
2009	21,103	$9.11	to	$12.30	$	240,779	1.87%	0.00%	to	1.95%	14.24%	to	25.89%
ING Invesco Equity and Income Portfolio - Service Class													
2013	6	$52.41	to	$54.02	$	300	1.04%	1.00%	to	1.25%	23.09%	to	23.39%
2012	6	$42.58	to	$43.78	$	277	1.98%	1.00%	to	1.25%	11.12%	to	11.40%
2011	6	$38.32	to	$39.30	$	229	2.26%	1.00%	to	1.25%	-2.54%	to	-2.31%
2010	5	$39.32	to	$40.23	$	214	1.65%	1.00%	to	1.25%	10.64%	to	10.92%
2009	4	$35.54	to	$36.27	$	149	1.31%	1.00%	to	1.25%	20.84%	to	21.14%
ING JPMorgan Mid Cap Value Portfolio - Adviser Class													
2013	19		$19.48		$	364	0.28%		0.35%			30.74%	
2012	23		$14.90		$	348	0.61%		0.35%			19.30%	
2011	25		$12.49		$	308	0.58%		0.35%			1.30%	
2010	31		$12.33		$	378	0.60%		0.35%			22.20%	
2009	29		$10.09		$	292	1.12%		0.35%			24.88%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Initial Class													
2013	375	$13.19			$	4,945	1.27%	0.95%			30.72%		
2012	90	$10.09			$	904	(d)	0.95%			(d)		
2011	(d)	(d)				(d)	(d)	(d)			(d)		
2010	(d)	(d)				(d)	(d)	(d)			(d)		
2009	(d)	(d)				(d)	(d)	(d)			(d)		
ING JPMorgan Mid Cap Value Portfolio - Service Class													
2013	2,217	$15.51	to	$31.20	$	60,174	0.65%	0.00%	to	1.55%	29.54%	to	31.58%
2012	1,951	$11.89	to	$23.72	$	40,437	0.76%	0.00%	to	1.55%	18.23%	to	20.04%
2011	1,760	$10.00	to	$19.76	$	30,683	0.83%	0.00%	to	1.50%	0.29%	to	1.88%
2010	1,790	$9.91	to	$19.41	$	30,952	0.77%	0.00%	to	1.55%	21.11%	to	23.01%
2009	1,864	$8.12	to	$15.78	$	26,549	1.24%	0.00%	to	1.55%	23.68%	to	25.73%
ING Oppenheimer Global Portfolio - Adviser Class													
2013	36	$16.92			$	609	0.99%	0.35%			25.99%		
2012	45	$13.43			$	601	0.90%	0.35%			20.77%		
2011	46	$11.12			$	515	1.20%	0.35%			-8.93%		
2010	40	$12.21			$	483	1.39%	0.35%			15.08%		
2009	36	$10.61			$	383	1.61%	0.35%			38.51%		
ING Oppenheimer Global Portfolio - Initial Class													
2013	33,227	$12.67	to	$21.19	$	621,059	1.36%	0.00%	to	1.80%	17.76%	to	32.35%
2012	36,131	$10.06	to	$16.66	$	540,715	1.29%	0.00%	to	1.80%	15.61%	to	21.70%
2011	40,001	$8.34	to	$13.73	$	498,449	1.52%	0.00%	to	1.65%	-9.60%	to	-8.10%
2010	43,210	$9.16	to	$14.94	$	591,369	1.57%	0.00%	to	1.80%	14.05%	to	21.88%
2009	46,362	$7.95	to	$12.86	$	549,793	2.38%	0.00%	to	1.95%	29.29%	to	44.58%
ING Oppenheimer Global Portfolio - Service Class													
2013	49	$21.09	to	$21.71	$	1,061	1.17%	1.00%	to	1.25%	25.31%	to	25.56%
2012	47	$16.83	to	$17.29	$	815	1.10%	1.00%	to	1.25%	19.79%	to	20.15%
2011	44	$14.05	to	$14.39	$	638	1.40%	1.00%	to	1.25%	-9.53%	to	-9.33%
2010	41	$15.53	to	$15.87	$	647	1.41%	1.00%	to	1.25%	14.36%	to	14.67%
2009	35	$13.58	to	$13.84	$	486	2.12%	1.00%	to	1.25%	37.59%	to	37.99%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Adviser Class													
2013	137	$14.58			$	1,995	3.13%	0.35%			-2.41%		
2012	179	$14.94			$	2,675	2.97%	0.35%			7.25%		
2011	185	$13.93			$	2,578	2.89%	0.35%			2.58%		
2010	147	$13.58			$	1,991	3.43%	0.35%			6.93%		
2009	96	$12.70			$	1,215	3.17%	0.35%			11.99%		
ING PIMCO Total Return Portfolio - Initial Class													
2013	105	$10.58	to	$11.09	$	1,138	2.60%	0.00%	to	1.40%	-3.02%	to	-2.44%
2012	29	$10.91	to	$11.07	$	322	5.00%	0.80%	to	1.40%	6.75%	to	7.19%
2011	8	$10.22	to	$10.29	$	78	(c)	0.95%	to	1.40%		(c)	
2010	(c)	(c)				(c)	(c)	(c)				(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
ING PIMCO Total Return Portfolio - Service Class													
2013	12,726	$12.90	to	$18.01	$	201,227	3.35%	0.00%	to	1.95%	-3.80%	to	-1.85%
2012	15,755	$13.27	to	$18.35	$	255,966	3.07%	0.00%	to	1.95%	5.80%	to	7.92%
2011	15,317	$12.41	to	$17.01	$	232,928	2.92%	0.00%	to	1.95%	1.25%	to	3.26%
2010	15,339	$12.13	to	$16.48	$	227,651	3.41%	0.00%	to	1.95%	5.45%	to	7.58%
2009	12,634	$11.37	to	$15.32	$	175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
ING Pioneer High Yield Portfolio - Initial Class													
2013	1,896	$17.14	to	$20.60	$	35,918	4.80%	0.00%	to	1.95%	10.14%	to	12.34%
2012	1,358	$15.39	to	$18.34	$	23,376	6.02%	0.00%	to	1.95%	13.96%	to	16.22%
2011	1,281	$13.37	to	$15.78	$	19,191	6.17%	0.00%	to	1.95%	-2.62%	to	-0.69%
2010	1,177	$13.58	to	$15.89	$	17,901	6.06%	0.00%	to	1.95%	16.67%	to	19.10%
2009	1,047	$11.50	to	$13.35	$	13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
ING Pioneer High Yield Portfolio - Service Class													
2013	36	$18.20	to	$19.81	$	698	4.30%	0.25%	to	1.35%	10.68%	to	11.38%
2012	27	$16.41	to	$17.31	$	466	5.82%	0.60%	to	1.40%	14.35%	to	15.08%
2011	27	$14.41	to	$15.25	$	393	5.50%	0.35%	to	1.35%	-2.31%	to	-1.29%
2010	25	$14.71	to	$15.45	$	370	5.44%	0.35%	to	1.40%	17.02%	to	18.30%
2009	14	$12.57	to	$13.06	$	181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2015 Portfolio - Adviser Class													
2013	68		$13.59		$	919	3.01%		0.35%			8.55%		
2012	70		$12.52		$	874	3.93%		0.35%			10.70%		
2011	71	$11.31	to	$12.12	$	805	2.89%	0.00%	to	0.35%	-1.22%	to	-0.90%
2010	45	$11.45	to	$12.23	$	512	0.09%	0.00%	to	0.65%	10.19%	to	10.88%
2009	1,347	$10.26	to	$11.03	$	14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
ING Solution 2015 Portfolio - Initial Class													
2013	158	$11.18	to	$11.25	$	1,766	3.75%	0.00%	to	0.45%	8.97%	to	9.44%
2012	124	$10.26	to	$10.28	$	1,276	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Solution 2015 Portfolio - Service Class													
2013	4,916	$11.29	to	$15.00	$	67,703	3.22%	0.00%	to	1.50%	7.48%	to	9.16%
2012	5,266	$10.44	to	$13.75	$	67,178	4.26%	0.00%	to	1.50%	9.77%	to	11.53%
2011	5,226	$9.45	to	$12.33	$	60,328	3.23%	0.00%	to	1.50%	-2.19%	to	-0.68%
2010	4,993	$9.61	to	$12.42	$	58,754	2.36%	0.00%	to	1.50%	9.61%	to	11.39%
2009	4,158	$8.71	to	$11.17	$	44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
ING Solution 2015 Portfolio - Service 2 Class													
2013	756	$12.93	to	$13.73	$	10,144	3.01%	0.00%	to	1.55%	7.30%	to	8.97%
2012	855	$12.05	to	$12.60	$	10,582	3.80%	0.00%	to	1.55%	9.55%	to	11.21%
2011	1,241	$11.00	to	$11.33	$	13,912	3.32%	0.00%	to	1.55%	-2.40%	to	-0.79%
2010	1,297	$11.27	to	$11.42	$	14,738	(b)	0.00%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution 2025 Portfolio - Adviser Class													
2013	36		$13.96		$	508	1.93%		0.35%			15.66%		
2012	35		$12.07		$	427	2.46%		0.35%			12.80%		
2011	36		$10.70		$	387	1.90%		0.35%			-3.69%		
2010	32	$11.11	to	$12.08	$	351	0.05%	0.00%	to	0.95%	12.38%	to	13.53%
2009	1,753	$9.82	to	$10.64	$	18,118	3.06%	0.00%	to	1.55%	23.44%	to	25.32%

276

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2025 Portfolio - Initial Class													
2013	66	$12.01	to	$12.09	$	788	2.60%	0.00%	to	0.45%	16.04%	to	16.59%
2012	50	$10.35	to	$10.37	$	521	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Solution 2025 Portfolio - Service Class													
2013	9,043	$11.28	to	$15.69	$	131,426	2.28%	0.00%	to	1.50%	14.56%	to	16.39%
2012	8,785	$9.79	to	$13.48	$	110,500	2.73%	0.00%	to	1.50%	11.77%	to	13.49%
2011	8,260	$8.71	to	$11.89	$	92,206	2.18%	0.00%	to	1.50%	-4.53%	to	-3.03%
2010	7,451	$9.07	to	$12.27	$	86,539	1.58%	0.00%	to	1.50%	12.04%	to	13.82%
2009	6,278	$8.03	to	$10.78	$	64,506	3.13%	0.00%	to	1.50%	23.86%	to	25.93%
ING Solution 2025 Portfolio - Service 2 Class													
2013	1,019	$14.25	to	$15.14	$	15,044	2.10%	0.00%	to	1.55%	14.27%	to	16.10%
2012	1,219	$12.47	to	$13.04	$	15,599	2.31%	0.00%	to	1.55%	11.61%	to	13.29%
2011	1,727	$11.17	to	$11.51	$	19,675	2.22%	0.00%	to	1.55%	-4.77%	to	-3.20%
2010	1,708	$11.73	to	$11.89	$	20,208	(b)	0.00%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution 2035 Portfolio - Adviser Class													
2013	15		$14.45		$	215	1.25%		0.35%			19.72%	
2012	22		$12.07		$	266	1.99%		0.35%			14.41%	
2011	32		$10.55		$	338	1.12%		0.35%			-5.21%	
2010	34	$11.13	to	$11.56	$	379	0.05%	0.35%	to	1.00%	13.11%	to	13.92%
2009	1,547	$9.77	to	$10.71	$	16,062	2.66%	0.00%	to	1.55%	26.08%	to	28.11%
ING Solution 2035 Portfolio - Initial Class													
2013	142	$12.52	to	$12.59	$	1,783	2.08%	0.00%	to	0.45%	20.15%	to	20.71%
2012	125	$10.42	to	$10.43	$	1,299	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class													
2013	8,079	$11.38	to	$16.41	$	123,072	1.90%	0.00%	to	1.50%	18.60%	to	20.66%
2012	7,612	$9.54	to	$13.64	$	96,949	2.16%	0.00%	to	1.50%	13.34%	to	15.11%
2011	6,862	$8.36	to	$11.85	$	76,467	1.61%	0.00%	to	1.50%	-6.05%	to	-4.55%
2010	5,947	$8.85	to	$12.42	$	70,002	1.19%	0.00%	to	1.50%	12.86%	to	14.58%
2009	5,065	$7.78	to	$10.84	$	52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
ING Solution 2035 Portfolio - Service 2 Class													
2013	889	$14.98	to	$15.91	$	13,788	1.62%	0.00%	to	1.55%	18.33%	to	20.17%
2012	1,165	$12.66	to	$13.24	$	15,155	1.94%	0.00%	to	1.55%	13.24%	to	14.93%
2011	1,444	$11.18	to	$11.52	$	16,464	1.68%	0.00%	to	1.55%	-6.29%	to	-4.79%
2010	1,425	$11.93	to	$12.10	$	17,154	(b)	0.00%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution 2045 Portfolio - Adviser Class													
2013	7		$14.56		$	108	1.78%		0.35%			22.66%	
2012	10		$11.87		$	117	1.72%		0.35%			14.80%	
2011	11		$10.34		$	115	1.03%		0.35%			-5.74%	
2010	7		$10.97		$	80	0.02%		0.35%			14.51%	
2009	1,072	$9.58	to	$10.68	$	11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
ING Solution 2045 Portfolio - Initial Class													
2013	102	$12.86	to	$12.94	$	1,313	1.98%	0.00%	to	0.45%		23.18%	
2012	77		$10.44		$	803	(d)		0.45%			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Solution 2045 Portfolio - Service Class													
2013	5,814	$11.28	to	$16.82	$	90,698	1.67%	0.00%	to	1.50%	21.56%	to	23.77%
2012	5,506	$9.22	to	$13.63	$	70,077	1.84%	0.00%	to	1.50%	13.76%	to	15.51%
2011	4,993	$8.06	to	$11.80	$	55,372	1.22%	0.00%	to	1.50%	-6.56%	to	-5.12%
2010	4,246	$8.57	to	$12.44	$	49,958	0.90%	0.00%	to	1.50%	13.39%	to	15.17%
2009	3,511	$7.51	to	$10.81	$	36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service 2 Class													
2013	512	$15.47	to	$16.44	$	8,217	1.31%	0.00%	to	1.55%	21.33%	to	23.24%
2012	881	$12.75	to	$13.34	$	11,546	1.54%	0.00%	to	1.55%	13.64%	to	15.40%
2011	1,168	$11.22	to	$11.56	$	13,383	1.25%	0.00%	to	1.55%	-6.89%	to	-5.40%
2010	1,142	$12.05	to	$12.22	$	13,890	(b)	0.00%	to	1.55%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution 2055 Portfolio - Initial Class													
2013	10		$15.60		$	155	1.43%		0.45%			23.32%	
2012	10		$12.65		$	124	(d)		0.45%			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Solution 2055 Portfolio - Service Class													
2013	489	$14.28	to	$15.73	$	7,472	1.20%	0.00%	to	1.50%	21.65%	to	23.57%
2012	272	$11.67	to	$12.73	$	3,384	1.04%	0.00%	to	1.50%	13.86%	to	15.52%
2011	130	$10.20	to	$11.02	$	1,414	0.37%	0.05%	to	1.50%	-6.52%	to	-5.16%
2010	19	$11.50	to	$11.62	$	222	(b)	0.05%	to	1.50%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution 2055 Portfolio - Service 2 Class													
2013	45	$14.86	to	$15.64	$	683	1.07%	0.00%	to	1.40%	21.60%	to	23.34%
2012	35	$12.22	to	$12.68	$	438	0.86%	0.00%	to	1.40%	13.77%	to	15.27%
2011	24	$10.74	to	$11.00	$	259	0.46%	0.00%	to	1.45%	-6.43%	to	-5.25%
2010	15	$11.51	to	$11.61	$	174	(b)	0.00%	to	1.25%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution Balanced Portfolio - Service Class													
2013	295	$11.51	to	$12.35	$	3,502	2.15%	0.25%	to	1.50%	13.92%	to	15.36%
2012	219	$10.10	to	$10.71	$	2,273	1.63%	0.25%	to	1.50%	11.97%	to	13.45%
2011	193	$9.02	to	$9.44	$	1,775	0.33%	0.25%	to	1.50%	-3.94%	to	-2.68%
2010	131	$9.39	to	$9.70	$	1,246	1.11%	0.25%	to	1.50%	11.11%	to	12.40%
2009	86	$8.45	to	$8.63	$	737	0.66%	0.25%	to	1.50%	22.87%	to	23.99%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Adviser Class													
2013	16		$13.81		$	221	3.35%		0.35%			6.31%	
2012	20		$12.99		$	257	3.93%		0.35%			9.16%	
2011	25		$11.90		$	303	2.00%		0.35%			-0.17%	
2010	84	$11.92	to	$12.20	$	998	0.63%	0.25%	to	0.40%	8.82%	to	9.03%
2009	776	$10.61	to	$11.32	$	8,576	5.19%	0.00%	to	1.40%	15.42%	to	16.94%
ING Solution Income Portfolio - Initial Class													
2013	234	$10.90	to	$10.97	$	2,555	3.45%	0.00%	to	0.45%	6.86%	to	7.34%
2012	193	$10.20	to	$10.22	$	1,968	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
ING Solution Income Portfolio - Service Class													
2013	1,106	$11.99	to	$14.81	$	15,119	3.65%	0.00%	to	1.50%	5.35%	to	7.01%
2012	1,014	$11.31	to	$13.84	$	13,244	5.01%	0.00%	to	1.50%	8.15%	to	9.75%
2011	1,144	$10.40	to	$12.61	$	13,757	3.92%	0.00%	to	1.50%	-1.13%	to	0.42%
2010	1,044	$10.46	to	$12.57	$	12,512	3.39%	0.00%	to	1.50%	7.95%	to	9.78%
2009	852	$9.63	to	$11.47	$	9,378	5.44%	0.00%	to	1.50%	15.44%	to	17.28%
ING Solution Income Portfolio - Service 2 Class													
2013	110	$12.31	to	$13.00	$	1,395	3.75%	0.00%	to	1.40%	5.38%	to	6.82%
2012	173	$11.68	to	$12.17	$	2,070	4.41%	0.00%	to	1.40%	8.05%	to	9.64%
2011	241	$10.80	to	$11.10	$	2,646	3.22%	0.00%	to	1.45%	-1.10%	to	0.27%
2010	458	$10.93	to	$11.07	$	5,049	(b)	0.00%	to	1.40%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Solution Moderately Conservative Portfolio - Service Class													
2013	412	$11.53	to	$12.37	$	4,900	2.79%	0.25%	to	1.50%	7.96%	to	9.28%
2012	326	$10.68	to	$11.32	$	3,570	1.85%	0.25%	to	1.50%	10.33%	to	11.64%
2011	305	$9.68	to	$10.14	$	3,018	0.54%	0.25%	to	1.50%	-2.22%	to	-0.88%
2010	247	$9.90	to	$10.23	$	2,487	1.49%	0.25%	to	1.50%	9.51%	to	10.95%
2009	167	$9.04	to	$9.22	$	1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class													
2013	20	$19.52			$	389	0.23%	0.35%			33.97%		
2012	32	$14.57			$	465	-	0.35%			15.27%		
2011	32	$12.64			$	409	0.23%	0.35%			-4.53%		
2010	34	$13.24			$	451	-	0.35%			27.31%		
2009	30	$10.40			$	313	-	0.35%			45.05%		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class													
2013	18,991	$15.09	to	$23.21	$	393,263	0.29%	0.00%	to	1.50%	29.45%	to	38.68%
2012	20,973	$11.26	to	$17.17	$	324,303	0.52%	0.00%	to	1.50%	11.41%	to	16.10%
2011	22,944	$9.79	to	$14.79	$	309,528	0.35%	0.00%	to	1.50%	-5.15%	to	-3.64%
2010	24,412	$10.25	to	$15.35	$	345,307	0.28%	0.00%	to	1.50%	26.65%	to	31.82%
2009	25,435	$8.04	to	$11.95	$	281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class													
2013	48	$14.67	to	$22.20	$	859	0.14%	0.00%	to	1.30%	33.06%	to	34.71%
2012	43	$11.02	to	$16.48	$	586	0.17%	0.00%	to	1.30%	14.43%	to	15.89%
2011	47	$9.63	to	$14.22	$	580	0.18%	0.00%	to	1.25%	-5.12%	to	-3.92%
2010	43	$10.15	to	$14.80	$	562	-	0.00%	to	1.25%	26.47%	to	28.14%
2009	36	$8.02	to	$11.55	$	368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class													
2013	83	$18.89			$	1,561	-	0.35%			38.08%		
2012	89	$13.68			$	1,224	-	0.35%			17.93%		
2011	98	$11.60			$	1,139	-	0.35%			-1.94%		
2010	101	$11.83			$	1,195	-	0.35%			15.87%		
2009	105	$10.21			$	1,070	-	0.35%			41.81%		
ING T. Rowe Price Growth Equity Portfolio - Initial Class													
2013	9,672	$14.77	to	$45.48	$	326,039	0.02%	0.00%	to	1.50%	37.17%	to	39.28%
2012	9,885	$10.71	to	$32.97	$	247,651	0.17%	0.00%	to	1.50%	17.11%	to	18.92%
2011	9,608	$9.08	to	$28.03	$	208,716	-	0.00%	to	1.50%	-2.57%	to	-1.06%
2010	10,050	$9.27	to	$28.62	$	223,428	0.04%	0.00%	to	1.50%	15.11%	to	16.88%
2009	10,235	$7.99	to	$24.73	$	200,867	0.17%	0.00%	to	1.50%	40.83%	to	43.01%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Growth Equity Portfolio - Service Class													
2013	182	$18.89	to	$22.72	$	3,895	0.03%	0.00%	to	1.55%	36.78%	to	38.90%
2012	176	$13.81	to	$16.52	$	2,729	-	0.00%	to	1.55%	16.74%	to	18.62%
2011	156	$11.83	to	$14.07	$	2,053	-	0.00%	to	1.55%	-2.79%	to	-1.33%
2010	152	$12.17	to	$14.40	$	2,022	0.06%	0.00%	to	1.55%	14.81%	to	16.61%
2009	140	$10.60	to	$12.48	$	1,598	-	0.00%	to	1.55%	40.40%	to	42.58%
ING Templeton Foreign Equity Portfolio - Adviser Class													
2013	49		$10.94		$	539	1.09%		0.35%			19.30%	
2012	61		$9.17		$	562	1.18%		0.35%			17.87%	
2011	59		$7.78		$	457	2.05%		0.35%			-12.68%	
2010	36		$8.91		$	324	1.86%		0.35%			7.87%	
2009	26		$8.26		$	215	-		0.35%			30.90%	
ING Templeton Foreign Equity Portfolio - Initial Class													
2013	10,606	$10.46	to	$11.48	$	114,872	1.48%	0.00%	to	1.50%	18.46%	to	20.21%
2012	11,465	$8.83	to	$9.55	$	104,253	1.62%	0.00%	to	1.50%	17.08%	to	18.93%
2011	10,100	$7.54	to	$8.03	$	77,991	1.95%	0.00%	to	1.50%	-13.36%	to	-12.05%
2010	10,877	$8.70	to	$9.13	$	96,382	2.20%	0.00%	to	1.50%	7.22%	to	9.74%
2009	11,443	$8.11	to	$8.38	$	94,024	-	0.00%	to	1.50%	30.10%	to	32.18%
ING Templeton Foreign Equity Portfolio - Service Class													
2013	27	$12.39	to	$13.79	$	362	1.24%	0.00%	to	1.40%	18.34%	to	19.91%
2012	25	$10.47	to	$11.50	$	284	2.16%	0.00%	to	1.40%	16.98%	to	18.68%
2011	9	$8.95	to	$9.69	$	86	1.15%	0.00%	to	1.40%	-13.44%	to	-12.23%
2010	8	$10.32	to	$11.04	$	88	2.76%	0.00%	to	1.45%	7.04%	to	8.55%
2009	6	$9.64	to	$10.17	$	57	-	0.00%	to	1.45%	30.01%	to	31.91%
ING Core Equity Research Fund - Class A													
2013	7	$22.13	to	$23.14	$	162	0.57%	0.35%	to	1.25%	28.96%	to	30.15%
2012	11	$17.16	to	$17.78	$	190	1.06%	0.35%	to	1.25%	16.02%	to	17.05%
2011	13	$14.79	to	$15.19	$	189	1.03%	0.35%	to	1.25%	-1.66%	to	-0.78%
2010	13	$14.99	to	$15.29	$	200	0.61%	0.40%	to	1.40%	10.95%	to	12.10%
2009	9	$13.49	to	$13.64	$	129	(a)	0.40%	to	1.55%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Conservative Portfolio - Class I													
2013	1,821	$12.26	to	$27.13	$	37,570	2.58%	0.00%	to	1.60%	10.41%	to	12.39%
2012	1,798	$11.03	to	$24.14	$	33,238	2.70%	0.00%	to	1.70%	10.62%	to	12.32%
2011	1,920	$9.91	to	$21.55	$	31,636	4.08%	0.00%	to	1.60%	0.18%	to	1.80%
2010	1,876	$9.82	to	$21.17	$	30,602	4.39%	0.00%	to	1.60%	9.40%	to	11.10%
2009	1,943	$8.92	to	$19.06	$	29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
ING Strategic Allocation Growth Portfolio - Class I													
2013	3,607	$11.68	to	$28.95	$	76,061	1.71%	0.00%	to	1.95%	20.03%	to	22.45%
2012	3,688	$9.63	to	$23.66	$	64,806	1.57%	0.00%	to	1.95%	12.70%	to	15.09%
2011	3,981	$8.45	to	$20.63	$	61,425	2.68%	0.00%	to	1.95%	-4.75%	to	-2.89%
2010	4,056	$8.78	to	$21.25	$	65,533	3.58%	0.00%	to	1.95%	10.82%	to	13.15%
2009	4,155	$7.83	to	$18.80	$	60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
ING Strategic Allocation Moderate Portfolio - Class I													
2013	3,358	$11.86	to	$27.50	$	67,281	2.15%	0.00%	to	1.60%	14.74%	to	16.58%
2012	3,554	$10.27	to	$23.66	$	61,420	2.13%	0.00%	to	1.70%	11.85%	to	13.66%
2011	3,774	$9.12	to	$20.83	$	57,881	3.49%	0.00%	to	1.60%	-2.21%	to	-0.57%
2010	3,928	$9.26	to	$20.95	$	61,501	3.92%	0.00%	to	1.60%	10.25%	to	12.15%
2009	3,969	$8.34	to	$18.68	$	56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
ING Growth and Income Portfolio - Class A													
2013	111		$14.36		$	1,598	1.09%		0.35%			29.60%	
2012	71		$11.08		$	785	1.34%		0.35%			14.82%	
2011	89		$9.65		$	856	1.09%		0.35%			-1.03%	
2010	62		$9.75		$	606	0.99%		0.35%			13.11%	
2009	47		$8.62		$	403	1.03%		0.35%			29.24%	
ING Growth and Income Portfolio - Class I													
2013	41,976	$13.11	to	$457.82	$	1,391,126	1.38%	0.00%	to	1.95%	28.10%	to	31.00%
2012	42,100	$10.12	to	$353.70	$	1,068,514	1.84%	0.00%	to	1.95%	13.53%	to	15.77%
2011	47,467	$8.82	to	$308.39	$	1,044,149	1.24%	0.00%	to	1.95%	-2.23%	to	-0.22%
2010	52,699	$8.93	to	$312.14	$	1,177,617	1.06%	0.00%	to	1.95%	11.92%	to	14.24%
2009	53,908	$7.88	to	$276.06	$	1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class S													
2013	12	$13.98	to	$20.81	$	212	0.06%	0.10%	to	1.55%	28.36%	to	30.26%
2012	533	$10.84	to	$16.04	$	6,121	1.47%	0.00%	to	1.55%	13.73%	to	15.45%
2011	737	$9.58	to	$13.95	$	7,254	2.00%	0.00%	to	1.55%	-1.72%	to	-0.50%
2010	141	$9.70	to	$14.09	$	1,467	1.02%	0.00%	to	1.50%	12.15%	to	13.84%
2009	97	$8.59	to	$12.43	$	884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
ING Index Plus LargeCap Portfolio - Class I													
2013	12,649	$11.85	to	$32.83	$	325,012	1.82%	0.00%	to	1.95%	30.24%	to	32.92%
2012	13,613	$9.05	to	$24.77	$	269,213	1.66%	0.00%	to	1.95%	12.30%	to	14.50%
2011	15,065	$8.03	to	$21.65	$	262,851	1.90%	0.00%	to	1.95%	-2.07%	to	-0.05%
2010	16,582	$8.16	to	$21.66	$	292,131	1.93%	0.00%	to	1.95%	11.70%	to	14.02%
2009	18,196	$7.27	to	$19.01	$	283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
ING Index Plus LargeCap Portfolio - Class S													
2013	21		$15.70		$	335	1.42%		0.35%			32.27%	
2012	31		$11.87		$	368	1.60%		0.35%			13.70%	
2011	37		$10.44		$	383	1.64%		0.35%			-0.76%	
2010	33		$10.52		$	348	1.94%		0.35%			13.24%	
2009	40		$9.29		$	375	2.57%		0.35%			22.56%	
ING Index Plus MidCap Portfolio - Class I													
2013	10,694	$14.52	to	$42.09	$	365,883	1.15%	0.00%	to	1.95%	31.89%	to	34.56%
2012	11,422	$10.89	to	$31.28	$	298,981	0.91%	0.00%	to	1.95%	15.57%	to	17.73%
2011	12,437	$9.33	to	$26.58	$	280,455	0.84%	0.00%	to	1.85%	-2.94%	to	-1.12%
2010	13,426	$9.53	to	$26.88	$	307,653	1.06%	0.00%	to	2.10%	19.36%	to	21.95%
2009	14,483	$7.88	to	$22.05	$	274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
ING Index Plus MidCap Portfolio - Class S													
2013	28		$17.78		$	503	0.90%		0.35%			33.78%	
2012	29		$13.29		$	387	0.52%		0.35%			16.99%	
2011	34		$11.36		$	389	0.41%		0.35%			-1.73%	
2010	51		$11.56		$	590	0.94%		0.35%			21.05%	
2009	49		$9.55		$	472	1.09%		0.35%			31.00%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus SmallCap Portfolio - Class I													
2013	6,051	$14.48	to	$30.95	$	154,881	0.94%	0.00%	to	1.95%	39.95%	to	42.71%
2012	6,083	$10.24	to	$21.69	$	109,978	0.58%	0.00%	to	1.95%	10.36%	to	12.38%
2011	6,805	$9.19	to	$19.30	$	110,537	0.86%	0.00%	to	1.80%	-2.52%	to	-0.72%
2010	7,455	$9.34	to	$19.44	$	122,910	0.69%	0.00%	to	2.10%	20.30%	to	22.86%
2009	7,647	$7.67	to	$15.83	$	103,515	1.74%	0.00%	to	2.10%	22.25%	to	24.85%
ING Index Plus SmallCap Portfolio - Class S													
2013	14		$16.68		$	236	0.49%		0.35%			41.72%	
2012	15		$11.77		$	176	-		0.35%			11.78%	
2011	17		$10.53		$	181	0.60%		0.35%			-1.31%	
2010	14		$10.67		$	154	0.72%		0.35%			22.08%	
2009	14		$8.74		$	122	1.11%		0.35%			23.97%	
ING International Index Portfolio - Class I													
2013	2,524	$9.41	to	$17.67	$	26,714	2.24%	0.00%	to	1.80%	19.26%	to	21.45%
2012	2,347	$7.89	to	$14.68	$	20,592	2.78%	0.00%	to	1.80%	16.54%	to	18.84%
2011	2,344	$6.77	to	$12.49	$	17,553	2.70%	0.00%	to	1.80%	-13.76%	to	-12.20%
2010	2,334	$7.85	to	$14.36	$	20,151	3.45%	0.00%	to	1.80%	6.27%	to	8.01%
2009	2,401	$7.43	to	$13.44	$	19,407	-	0.00%	to	1.60%	26.18%	to	27.56%
ING International Index Portfolio - Class S													
2013	-		$17.06		$	6	-		0.35%			20.65%	
2012	-		$14.14		$	5	-		0.35%			18.03%	
2011	1		$11.98		$	7	-		0.35%			-12.75%	
2010	1		$13.73		$	13	6.25%		0.35%			7.27%	
2009	1		$12.80		$	19	(a)		0.35%			(a)	
ING Russell™ Large Cap Growth Index Portfolio - Class I													
2013	563	$20.94	to	$22.45	$	12,039	1.35%	0.00%	to	1.50%	30.06%	to	31.98%
2012	547	$16.10	to	$17.01	$	8,965	1.14%	0.00%	to	1.50%	12.75%	to	14.47%
2011	367	$14.28	to	$14.86	$	5,308	1.31%	0.00%	to	1.50%	2.66%	to	4.21%
2010	274	$13.91	to	$14.26	$	3,841	0.64%	0.00%	to	1.50%	11.10%	to	12.82%
2009	221	$12.47	to	$12.76	$	2,772	(a)	0.00%	to	1.50%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Growth Index Portfolio - Class S													
2013	45	$21.00	to	$22.21	$	956	1.17%	0.00%	to	1.20%	30.17%	to	31.71%
2012	36	$16.02	to	$16.87	$	585	0.86%	0.00%	to	1.35%	12.78%	to	14.26%
2011	41	$14.06	to	$14.63	$	581	1.10%	0.00%	to	1.35%	2.52%	to	3.87%
2010	37	$13.60	to	$14.12	$	508	0.46%	0.00%	to	1.35%	10.94%	to	12.47%
2009	29	$12.15	to	$12.60	$	353	(a)	0.00%	to	1.35%		(a)	
ING Russell™ Large Cap Index Portfolio - Class I													
2013	2,704	$13.18	to	$14.51	$	37,350	1.48%	0.00%	to	1.80%	29.72%	to	32.03%
2012	2,210	$10.16	to	$10.99	$	23,318	2.28%	0.00%	to	1.80%	13.39%	to	15.56%
2011	1,513	$8.96	to	$9.51	$	13,923	1.53%	0.00%	to	1.80%	0.79%	to	2.59%
2010	1,295	$8.89	to	$9.27	$	11,717	3.25%	0.00%	to	1.80%	10.48%	to	12.23%
2009	1,190	$8.06	to	$8.27	$	9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
ING Russell™ Large Cap Index Portfolio - Class S													
2013	10		$21.35		$	221	0.70%		0.95%			30.50%	
2012	4		$16.36		$	65	2.70%		0.95%			14.17%	
2011	1		$14.33		$	9	-		0.95%			1.20%	
2010	1		$14.16		$	10	(b)		0.95%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
ING Russell™ Large Cap Value Index Portfolio - Class I													
2013	19	$19.40	to	$19.49	$	365	1.61%	1.15%	to	1.25%	30.20%	to	30.37%
2012	17	$14.90	to	$14.95	$	255	1.82%	1.15%	to	1.25%	14.79%	to	14.91%
2011	14	$12.98	to	$13.01	$	184	1.22%	1.15%	to	1.25%	-0.38%	to	-0.31%
2010	11	$13.03	to	$13.05	$	145	1.79%	1.15%	to	1.25%	9.96%	to	10.03%
2009	7	$11.85	to	$11.86	$	79	(a)	1.15%	to	1.25%		(a)	
ING Russell™ Large Cap Value Index Portfolio - Class S													
2013	312	$18.94	to	$20.31	$	6,058	1.54%	0.00%	to	1.50%	29.46%	to	31.46%
2012	264	$14.63	to	$15.45	$	3,936	1.55%	0.00%	to	1.50%	14.21%	to	15.90%
2011	215	$12.81	to	$13.33	$	2,795	1.56%	0.00%	to	1.50%	-0.93%	to	0.60%
2010	180	$12.93	to	$13.25	$	2,346	1.44%	0.00%	to	1.50%	9.48%	to	11.16%
2009	165	$11.81	to	$11.92	$	1,952	(a)	0.00%	to	1.50%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S													
2013	358	$23.11	to	$24.78	$	8,513	0.67%	0.00%	to	1.50%	32.89%	to	34.89%
2012	325	$17.39	to	$18.37	$	5,776	0.35%	0.00%	to	1.50%	13.73%	to	15.46%
2011	335	$15.29	to	$15.91	$	5,207	0.45%	0.00%	to	1.50%	-3.65%	to	-2.15%
2010	291	$15.87	to	$16.26	$	4,652	0.29%	0.00%	to	1.50%	23.98%	to	25.85%
2009	237	$12.80	to	$12.92	$	3,049	(a)	0.00%	to	1.50%		(a)	
ING Russell™ Mid Cap Index Portfolio - Class I													
2013	2,845	$14.57	to	$16.12	$	44,130	1.11%	0.00%	to	1.80%	31.86%	to	34.11%
2012	2,011	$11.05	to	$12.02	$	23,380	0.87%	0.00%	to	1.80%	14.86%	to	17.04%
2011	786	$9.62	to	$10.27	$	7,784	1.25%	0.00%	to	1.80%	-3.61%	to	-2.12%
2010	638	$9.98	to	$10.40	$	6,503	0.52%	0.25%	to	1.80%	23.31%	to	25.00%
2009	433	$8.15	to	$8.36	$	3,562	-	0.00%	to	1.50%	38.41%	to	40.27%
ING Russell™ Small Cap Index Portfolio - Class I													
2013	1,437	$15.67	to	$17.34	$	23,761	1.25%	0.00%	to	1.80%	36.26%	to	38.72%
2012	1,049	$11.50	to	$12.50	$	12,589	0.79%	0.00%	to	1.80%	13.97%	to	16.06%
2011	648	$10.09	to	$10.77	$	6,728	0.90%	0.00%	to	1.80%	-5.61%	to	-3.93%
2010	482	$10.69	to	$11.21	$	5,262	0.47%	0.00%	to	1.80%	24.51%	to	26.16%
2009	225	$8.65	to	$8.83	$	1,962	-	0.25%	to	1.50%	24.78%	to	26.32%
ING Small Company Portfolio - Class I													
2013	4,235	$15.42	to	$52.98	$	155,627	0.51%	0.00%	to	1.50%	35.67%	to	37.83%
2012	4,493	$11.29	to	$38.48	$	122,521	0.41%	0.00%	to	1.50%	12.81%	to	14.53%
2011	4,827	$9.95	to	$33.68	$	116,910	0.40%	0.00%	to	1.50%	-3.94%	to	-2.48%
2010	5,153	$10.30	to	$34.54	$	129,660	0.52%	0.00%	to	1.50%	22.55%	to	24.44%
2009	5,202	$8.35	to	$27.77	$	107,672	0.61%	0.00%	to	1.50%	25.65%	to	27.62%
ING Small Company Portfolio - Class S													
2013	15		$20.17		$	299	0.40%		0.35%			36.93%	
2012	14		$14.73		$	207	-		0.35%			13.83%	
2011	14		$12.94		$	184	-		0.35%			-3.00%	
2010	11		$13.34		$	149	-		0.35%			23.52%	
2009	11		$10.80		$	118	0.92%		0.35%			26.76%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Bond Index Portfolio - Class I													
2013	777	$11.32	to	$12.52	$	9,263	1.91%	0.00%	to	1.80%	-4.31%	to	-2.57%
2012	937	$11.83	to	$12.85	$	11,539	2.32%	0.00%	to	1.80%	2.30%	to	3.88%
2011	794	$11.71	to	$12.37	$	9,456	2.02%	0.00%	to	1.50%	5.58%	to	7.19%
2010	477	$11.09	to	$11.54	$	5,363	2.67%	0.00%	to	1.55%	4.52%	to	6.16%
2009	368	$10.61	to	$10.87	$	3,932	2.62%	0.00%	to	1.50%	4.32%	to	5.84%
ING International Value Portfolio - Class I													
2013	4,006	$8.71	to	$18.26	$	62,868	2.58%	0.00%	to	1.55%	19.44%	to	21.25%
2012	4,356	$7.25	to	$15.06	$	59,954	2.51%	0.00%	to	1.50%	17.41%	to	19.24%
2011	5,279	$6.14	to	$12.70	$	62,017	2.61%	0.00%	to	1.55%	-16.21%	to	-14.84%
2010	6,060	$7.28	to	$15.07	$	84,378	2.04%	0.00%	to	1.70%	0.73%	to	2.49%
2009	7,742	$7.16	to	$14.85	$	105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
ING International Value Portfolio - Class S													
2013	17		$13.43		$	224	2.26%		0.35%			20.45%	
2012	20		$11.15		$	218	2.34%		0.35%			18.62%	
2011	22		$9.40		$	210	2.54%		0.35%			-15.24%	
2010	24		$11.09		$	263	1.83%		0.35%			1.93%	
2009	26		$10.88		$	283	1.51%		0.35%			25.78%	
ING MidCap Opportunities Portfolio - Class I													
2013	5,043	$12.14	to	$28.81	$	113,492	0.04%	0.00%	to	1.50%	29.99%	to	31.99%
2012	2,646	$9.83	to	$21.94	$	49,515	0.59%	0.00%	to	1.50%	12.48%	to	14.21%
2011	1,972	$11.38	to	$19.31	$	32,603	-	0.00%	to	1.50%	-1.94%	to	-0.51%
2010	1,410	$11.54	to	$18.47	$	23,611	0.72%	0.00%	to	1.50%	28.37%	to	30.35%
2009	998	$8.92	to	$14.17	$	12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
ING MidCap Opportunities Portfolio - Class S													
2013	74	$17.39	to	$23.29	$	1,401	-	0.00%	to	1.55%	29.68%	to	31.62%
2012	122	$13.41	to	$17.75	$	1,742	0.42%	0.00%	to	1.55%	12.33%	to	13.94%
2011	164	$12.00	to	$15.64	$	2,056	-	0.00%	to	1.35%	-2.12%	to	-0.97%
2010	198	$12.22	to	$15.81	$	2,514	0.57%	0.15%	to	1.75%		29.48%	
2009	23		$12.21		$	276	-		0.35%			40.51%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class I													
2013	2,427	$13.46	to	$27.49	$	41,575	-	0.00%	to	1.50%	37.03%	to	39.05%
2012	2,283	$9.77	to	$19.73	$	28,744	-	0.00%	to	1.75%	13.45%	to	14.88%
2011	1,989	$10.26	to	$17.18	$	21,998	-	0.20%	to	1.50%	-0.68%	to	0.60%
2010	1,873	$10.33	to	$17.09	$	20,701	-	0.00%	to	1.50%	30.43%	to	32.13%
2009	1,414	$7.92	to	$12.81	$	11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
ING SmallCap Opportunities Portfolio - Class S													
2013	5		$22.30		$	108	-		0.35%			38.25%	
2012	5		$16.13		$	80	-		0.35%			14.56%	
2011	6		$14.08		$	86	-		0.35%			0.14%	
2010	15		$14.06		$	213	-		0.35%			31.65%	
2009	6		$10.68		$	60	-		0.35%			30.24%	
Janus Aspen Series Balanced Portfolio - Institutional Shares													
2013	3	$30.58	to	$47.51	$	153	1.83%	0.50%	to	1.40%	18.46%	to	19.58%
2012	4	$25.63	to	$40.04	$	174	3.08%	0.50%	to	1.40%	12.05%	to	13.05%
2011	4	$22.71	to	$35.79	$	151	2.55%	0.40%	to	1.40%	0.23%	to	1.11%
2010	7	$22.50	to	$35.55	$	242	2.78%	0.50%	to	1.40%	6.87%	to	7.87%
2009	8	$20.91	to	$33.21	$	261	6.84%	0.50%	to	1.45%	24.06%	to	25.25%
Janus Aspen Series Enterprise Portfolio - Institutional Shares													
2013	7	$29.17	to	$46.45	$	326	0.29%	0.45%	to	1.50%	30.42%	to	31.81%
2012	11	$22.19	to	$35.53	$	365	-	0.45%	to	1.50%	15.58%	to	16.74%
2011	11	$19.05	to	$30.67	$	322	-	0.40%	to	1.50%	-2.91%	to	-1.84%
2010	12	$19.46	to	$31.51	$	363	-	0.45%	to	1.50%	24.01%	to	25.27%
2009	14	$15.57	to	$25.35	$	327	-	0.30%	to	1.50%	42.60%	to	44.34%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares													
2013	1	$21.24	to	$31.08	$	38	5.13%	0.50%	to	1.50%	-1.62%	to	-0.62%
2012	1	$21.52	to	$31.52	$	40	1.90%	0.50%	to	1.50%	6.72%	to	7.80%
2011	2	$20.09	to	$29.46	$	65	7.63%	0.50%	to	1.50%	5.15%	to	6.19%
2010	3	$18.80	to	$27.94	$	66	3.13%	0.50%	to	1.50%	6.38%	to	7.47%
2009	3	$17.63	to	$26.20	$	62	5.00%	0.50%	to	1.50%	11.54%	to	12.63%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Global Research Portfolio - Institutional Shares												
2013	6	$15.43	to	$29.59	$ 161	1.35%	0.45%	to	1.50%	26.46%	to	27.83%
2012	6	$12.10	to	$23.33	$ 135	0.80%	0.45%	to	1.50%	18.33%	to	19.52%
2011	6	$10.15	to	$19.68	$ 114	0.72%	0.40%	to	1.50%	-15.03%	to	-14.08%
2010	8	$11.85	to	$23.10	$ 164	0.60%	0.45%	to	1.50%	14.08%	to	15.28%
2009	10	$10.30	to	$20.19	$ 172	1.23%	0.45%	to	1.50%	35.65%	to	37.13%
Janus Aspen Series Janus Portfolio - Institutional Shares												
2013	3	$12.96	to	$32.19	$ 78	1.35%	0.50%	to	1.25%	28.71%	to	29.67%
2012	4	$10.04	to	$24.98	$ 70	-	0.50%	to	1.40%	16.99%	to	18.06%
2011	4	$8.54	to	$21.31	$ 57	-	0.50%	to	1.40%	-6.62%	to	-5.81%
2010	5	$9.10	to	$22.41	$ 82	1.20%	0.50%	to	1.40%	12.89%	to	14.00%
2009	5	$8.02	to	$19.82	$ 84	-	0.50%	to	1.40%	34.49%	to	35.62%
JPMorgan Government Bond Fund - Select Class												
2013	25		$9.58		$ 242	5.56%		0.95%			-4.58%	
2012	1		$10.04		$ 10	(d)		0.95%			(d)	
2011	(d)		(d)		(d)	(d)		(d)			(d)	
2010	(d)		(d)		(d)	(d)		(d)			(d)	
2009	(d)		(d)		(d)	(d)		(d)			(d)	
Lazard Emerging Markets Equity Portfolio - Open Shares												
2013	-		$12.30		-	(e)		0.80%			(e)	
2012	(e)		$10.04		(e)	(e)		(e)			(e)	
2011	(e)		(e)		(e)	(e)		(e)			(e)	
2010	(e)		(e)		(e)	(e)		(e)			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
Lazard U.S. Mid Cap Equity Portfolio - Open Shares												
2013	339	$10.98	to	$12.76	$ 3,922	0.29%	0.00%	to	1.50%	30.71%	to	32.57%
2012	571	$8.40	to	$9.63	$ 5,049	0.07%	0.00%	to	1.50%	3.83%	to	5.48%
2011	452	$8.09	to	$9.13	$ 3,793	0.03%	0.00%	to	1.50%	-7.22%	to	-5.86%
2010	287	$8.72	to	$9.70	$ 2,566	0.86%	0.00%	to	1.50%	21.28%	to	23.10%
2009	159	$7.19	to	$7.49	$ 1,162	0.77%	0.00%	to	1.50%	36.53%	to	38.19%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
LKCM Aquinas Growth Fund													
2013	30		$13.82		$	411	-	0.90%			25.64%		
2012	31		$11.00		$	337	-	0.90%			9.45%		
2011	29		$10.05		$	291	-	0.90%			0.60%		
2010	28	$9.99	to	$11.93	$	316	-	0.90%	to	1.05%	15.32%	to	15.49%
2009	27	$8.65	to	$10.34	$	269	-	0.90%	to	1.05%	28.71%		
Loomis Sayles Small Cap Value Fund - Retail Class													
2013	921	$16.41	to	$17.86	$	15,591	0.02%	0.00%	to	1.50%	33.52%	to	35.61%
2012	838	$12.29	to	$13.17	$	10,558	0.87%	0.00%	to	1.50%	14.33%	to	16.04%
2011	668	$10.75	to	$11.35	$	7,314	-	0.00%	to	1.50%	-3.24%	to	-1.82%
2010	413	$11.11	to	$11.56	$	4,646	0.50%	0.00%	to	1.50%	22.90%	to	24.70%
2009	276	$9.04	to	$9.27	$	2,518	0.18%	0.00%	to	1.50%	26.61%	to	28.19%
Lord Abbett Developing Growth Fund - Class A													
2013	11	$23.49	to	$24.80	$	259	-	0.20%	to	1.60%	54.74%	to	56.86%
2012	6	$15.18	to	$15.81	$	93	-	0.20%	to	1.60%	8.85%	to	9.75%
2011	5	$13.96	to	$14.26	$	77	-	0.55%	to	1.65%	-2.55%		
2010	1	$14.51	to	$14.57	$	19	(b)	0.60%	to	1.05%	(b)		
2009	(b)	(b)				(b)	(b)	(b)			(b)		
Lord Abbett Core Fixed Income Fund - Class A													
2013	4	$10.56	to	$10.78	$	46	1.90%	0.90%	to	1.45%	-3.74%	to	-3.14%
2012	5	$10.97	to	$11.13	$	59	1.80%	0.90%	to	1.45%	4.28%	to	4.90%
2011	5	$10.52	to	$10.61	$	51	3.64%	0.90%	to	1.45%	3.93%		
2010	-		$10.17		$	4	(b)	1.15%			(b)		
2009	(b)	(b)				(b)	(b)	(b)			(b)		
Lord Abbett Mid Cap Stock Fund - Class A													
2013	50	$17.14	to	$21.96	$	997	0.41%	0.35%	to	1.75%	28.44%	to	29.60%
2012	63	$13.75	to	$17.02	$	960	0.52%	0.55%	to	1.45%	12.89%	to	13.91%
2011	102	$11.90	to	$15.01	$	1,343	0.14%	0.55%	to	1.75%	-5.63%	to	-4.54%
2010	106	$12.61	to	$15.79	$	1,451	0.40%	0.60%	to	1.75%	23.39%	to	24.77%
2009	96	$10.13	to	$12.70	$	1,054	0.67%	0.60%	to	1.90%	24.29%	to	25.89%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Lord Abbett SmallCap Value Fund - Class A													
2013	55	$24.38	to	$27.05	$	1,450	-	0.55%	to	1.60%	31.57%	to	32.92%
2012	60	$18.53	to	$20.35	$	1,186	0.69%	0.55%	to	1.60%	8.81%	to	10.00%
2011	63	$17.03	to	$18.50	$	1,138	-	0.55%	to	1.60%	-6.12%	to	-5.20%
2010	92	$18.14	to	$19.44	$	1,751	-	0.60%	to	1.60%	24.25%	to	25.50%
2009	88	$14.56	to	$15.49	$	1,330	-	0.60%	to	1.65%	27.72%	to	28.98%
Lord Abbett Fundamental Equity Fund - Class A													
2013	15	$16.90	to	$17.85	$	264	0.47%	0.20%	to	1.60%	34.45%	to	36.36%
2012	12	$12.57	to	$13.09	$	158	0.99%	0.20%	to	1.60%	9.52%	to	10.46%
2011	4	$11.52	to	$11.85	$	45	(c)	0.20%	to	1.65%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Lord Abbett Series Fund MidCap Stock Portfolio - Class VC													
2013	5,161	$12.46	to	$24.10	$	104,684	0.40%	0.00%	to	1.50%	28.34%	to	30.40%
2012	6,044	$9.65	to	$18.71	$	95,534	0.67%	0.00%	to	1.50%	12.88%	to	14.55%
2011	6,523	$8.50	to	$16.51	$	90,948	0.21%	0.00%	to	1.50%	-5.45%	to	-4.07%
2010	6,716	$8.93	to	$17.37	$	98,339	0.38%	0.00%	to	1.50%	23.52%	to	25.52%
2009	7,527	$7.18	to	$13.99	$	88,200	0.47%	0.00%	to	1.50%	24.74%	to	26.56%
MainStay Large Cap Growth Fund - Class R3													
2013	34		$18.90		$	637	-		-			35.97%	
2012	31		$13.90		$	424	(d)		-			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
Massachusetts Investors Growth Stock Fund - Class A													
2013	34	$17.90	to	$20.16	$	660	0.44%	0.25%	to	1.45%	28.52%	to	29.37%
2012	49	$13.52	to	$15.05	$	718	1.05%	0.60%	to	1.80%	15.41%	to	16.22%
2011	33	$12.20	to	$12.95	$	428	0.50%	0.60%	to	1.35%	0.16%	to	0.55%
2010	29	$12.33	to	$12.81	$	371	0.60%	0.65%	to	1.20%	12.81%	to	13.46%
2009	26	$10.93	to	$11.29	$	297	0.30%	0.65%	to	1.20%	38.71%	to	39.56%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Metropolitan West Total Return Bond Fund - Class M Shares													
2013	358	$9.71	to	$9.77	$	3,490	(e)	0.30%	to	1.25%		(e)	
2012	(e)	(e)				(e)	(e)	(e)				(e)	
2011	(e)	(e)				(e)	(e)	(e)				(e)	
2010	(e)	(e)				(e)	(e)	(e)				(e)	
2009	(e)	(e)				(e)	(e)	(e)				(e)	
Neuberger Berman Genesis Fund - Trust Class													
2013	11	$17.41	to	$18.26	$	198	0.68%	0.35%	to	1.75%	34.54%	to	36.37%
2012	7	$12.94	to	$13.39	$	95	-	0.35%	to	1.75%		8.44%	
2011	5	$11.99	to	$12.15	$	66	(c)	0.85%	to	1.80%		(c)	
2010	(c)	(c)				(c)	(c)	(c)				(c)	
2009	(c)	(c)				(c)	(c)	(c)				(c)	
Neuberger Berman Socially Responsive Fund - Trust Class													
2013	930	$13.84	to	$16.45	$	14,445	1.19%	0.00%	to	1.90%	35.35%	to	37.90%
2012	779	$10.12	to	$11.95	$	8,855	0.80%	0.00%	to	1.90%	8.70%	to	10.88%
2011	1,002	$9.22	to	$10.81	$	10,377	0.73%	0.00%	to	1.90%	-4.81%	to	-3.07%
2010	660	$9.77	to	$11.18	$	7,130	0.20%	0.00%	to	1.90%	20.44%	to	22.19%
2009	424	$8.71	to	$9.22	$	3,772	0.44%	0.00%	to	1.70%	28.30%	to	30.41%
New Perspective Fund - Class R-3													
2013	110	$19.96	to	$22.93	$	2,417	0.53%	0.00%	to	1.40%	24.67%	to	26.41%
2012	122	$15.94	to	$18.14	$	2,123	0.61%	0.00%	to	1.45%	18.68%	to	20.37%
2011	236	$13.33	to	$15.07	$	3,477	0.67%	0.00%	to	1.55%	-9.32%	to	-7.89%
2010	266	$14.70	to	$16.36	$	4,250	0.76%	0.00%	to	1.55%	10.61%	to	12.36%
2009	272	$13.29	to	$14.56	$	3,881	1.16%	0.00%	to	1.55%	35.19%	to	37.10%
New Perspective Fund - Class R-4													
2013	5,241	$12.84	to	$24.03	$	114,954	0.86%	0.00%	to	1.50%	24.88%	to	26.81%
2012	5,050	$10.22	to	$18.95	$	88,013	1.22%	0.00%	to	1.50%	18.94%	to	20.87%
2011	4,619	$8.77	to	$15.69	$	67,062	1.04%	0.00%	to	1.50%	-8.98%	to	-7.65%
2010	4,588	$9.50	to	$16.99	$	72,675	1.13%	0.00%	to	1.50%	11.05%	to	12.74%
2009	4,201	$8.34	to	$15.07	$	59,419	1.48%	0.00%	to	1.50%	35.41%	to	37.52%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Capital Appreciation Fund - Class A													
2013	7	$14.53	to	$15.42	$	106	-	0.60%	to	1.20%	27.79%	to	28.50%
2012	44	$11.27	to	$12.00	$	520	0.65%	0.60%	to	1.30%	12.14%	to	12.99%
2011	39	$10.05	to	$10.62	$	400	0.23%	0.60%	to	1.30%	-2.80%	to	-2.12%
2010	43	$10.23	to	$10.85	$	456	-	0.60%	to	1.45%	7.57%	to	8.50%
2009	55	$9.46	to	$10.03	$	538	-	0.55%	to	1.55%	41.41%	to	42.67%
Oppenheimer Developing Markets Fund - Class A													
2013	4,033	$12.12	to	$92.59	$	280,181	0.10%	0.00%	to	1.75%	6.49%	to	8.38%
2012	4,295	$11.29	to	$85.45	$	275,812	0.41%	0.00%	to	1.75%	18.73%	to	20.87%
2011	4,737	$9.42	to	$70.71	$	259,497	1.67%	0.00%	to	1.75%	-19.52%	to	-18.09%
2010	4,842	$11.61	to	$86.33	$	325,715	0.15%	0.00%	to	1.95%	24.54%	to	26.97%
2009	4,581	$9.22	to	$67.99	$	241,957	0.54%	0.00%	to	1.95%	78.72%	to	81.84%
Oppenheimer Developing Markets Fund - Class Y													
2013	3,321	$11.78	to	$11.85	$	39,124	0.46%	0.00%	to	0.45%	8.17%	to	8.62%
2012	3,248	$10.89	to	$10.91	$	35,375	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
Oppenheimer Gold & Special Minerals Fund - Class A													
2013	3	$5.79	to	$6.16	$	15	-	0.20%	to	1.75%	-48.60%	to	-47.88%
2012	1	$11.40	to	$11.82	$	16	-	0.20%	to	1.45%		-	
2011	1	$12.79	to	$12.89	$	7	-	0.80%	to	1.20%		-	
2010	2		$17.52		$	38	(b)		0.60%			(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	
Oppenheimer International Bond Fund - Class A													
2013	13	$10.79	to	$11.17	$	141	3.72%	0.70%	to	1.60%	-5.57%	to	-4.86%
2012	11	$11.49	to	$11.74	$	128	3.82%	0.70%	to	1.45%	9.22%	to	9.87%
2011	13	$10.50	to	$10.65	$	134	6.49%	0.80%	to	1.55%	-1.77%	to	-1.12%
2010	5	$10.71	to	$10.76	$	52	(b)	0.85%	to	1.45%		(b)	
2009	(b)		(b)			(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Discovery Mid Cap Growth Fund/VA													
2013	4	$6.93	to	$13.99	$	46	-	1.25%	to	1.50%	33.78%	to	34.26%
2012	5	$5.18	to	$10.42	$	41	-	1.25%	to	1.50%	14.86%	to	15.01%
2011	2	$4.51	to	$9.06	$	11	-	1.25%	to	1.50%	-0.44%	to	-0.11%
2010	3	$4.53	to	$9.07	$	15	-	1.25%	to	1.50%	25.48%	to	25.80%
2009	3	$3.61	to	$7.21	$	15	-	1.25%	to	1.50%	30.80%	to	31.09%
Oppenheimer Global Fund/VA													
2013	8	$18.96	to	$35.66	$	261	1.23%	0.50%	to	1.80%	25.07%	to	26.68%
2012	9	$15.16	to	$28.15	$	226	2.31%	0.50%	to	1.80%	19.09%	to	20.66%
2011	10	$12.73	to	$23.58	$	207	1.23%	0.40%	to	1.80%	-9.97%	to	-8.76%
2010	12	$14.14	to	$25.57	$	281	1.44%	0.50%	to	1.80%	13.94%	to	15.39%
2009	13	$12.41	to	$22.16	$	273	2.31%	0.50%	to	1.80%	37.28%	to	39.11%
Oppenheimer Global Strategic Income Fund/VA													
2013	5	$20.30	to	$22.49	$	99	4.81%	0.60%	to	1.25%	-1.36%	to	-0.75%
2012	5	$20.58	to	$22.66	$	109	5.58%	0.60%	to	1.25%	12.09%	to	12.85%
2011	5	$18.36	to	$20.08	$	106	3.67%	0.60%	to	1.25%	-0.38%	to	0.25%
2010	6	$18.43	to	$20.15	$	112	8.33%	0.55%	to	1.25%	13.56%	to	14.33%
2009	6	$15.86	to	$17.63	$	104	0.96%	0.55%	to	1.45%	17.13%	to	18.24%
Oppenheimer Main Street Fund®/VA													
2013	6	$12.74	to	$14.56	$	77	1.39%	1.25%	to	1.50%	29.87%	to	30.12%
2012	7	$9.81	to	$11.19	$	67	1.52%	1.25%	to	1.50%	15.14%	to	15.48%
2011	8	$8.52	to	$9.69	$	65	1.44%	1.25%	to	1.50%	-1.50%	to	-1.32%
2010	8	$8.65	to	$9.82	$	74	1.37%	1.25%	to	1.50%	14.27%	to	14.72%
2009	9	$7.57	to	$8.56	$	72	1.48%	1.25%	to	1.50%	26.38%	to	26.63%
Oppenheimer Main Street Small Cap Fund®/VA													
2013	1,167	$15.46	to	$24.07	$	23,499	0.83%	0.00%	to	1.50%	38.93%	to	40.98%
2012	718	$11.06	to	$17.24	$	10,845	0.60%	0.00%	to	1.50%	16.23%	to	18.00%
2011	711	$9.46	to	$14.76	$	9,234	0.64%	0.00%	to	1.50%	-3.62%	to	-2.21%
2010	763	$9.76	to	$15.25	$	10,224	0.59%	0.00%	to	1.50%	21.54%	to	23.33%
2009	737	$7.97	to	$12.48	$	8,067	0.75%	0.00%	to	1.50%	35.19%	to	37.31%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Parnassus Equity Income Fund - Investor Shares													
2013	547	$13.33	to	$22.01	$	7,389	1.50%	0.15%	to	1.35%	32.23%	to	32.77%
2012	59	$10.04	to	$16.12	$	622	3.31%	0.95%	to	1.35%	13.97%	to	14.33%
2011	3		$14.03		$	42	(c)		1.25%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Pax World Balanced Fund - Individual Investor Class													
2013	3,309	$11.40	to	$17.04	$	49,414	0.81%	0.00%	to	1.50%	14.64%	to	16.39%
2012	3,574	$9.88	to	$14.64	$	46,306	1.59%	0.00%	to	1.50%	9.65%	to	11.29%
2011	4,035	$8.96	to	$13.16	$	47,486	1.30%	0.00%	to	1.60%	-3.31%	to	-1.79%
2010	4,354	$9.21	to	$13.40	$	52,720	1.48%	0.00%	to	1.65%	10.10%	to	11.85%
2009	4,954	$8.30	to	$11.98	$	54,186	1.67%	0.00%	to	1.65%	19.28%	to	21.42%
PIMCO Real Return Portfolio - Administrative Class													
2013	10,069	$12.89	to	$16.22	$	148,758	1.37%	0.00%	to	1.65%	-10.68%	to	-9.22%
2012	16,021	$14.33	to	$17.87	$	260,067	1.05%	0.00%	to	1.65%	7.10%	to	8.78%
2011	13,442	$13.30	to	$16.43	$	201,912	5.14%	0.00%	to	1.60%	9.90%	to	11.69%
2010	11,633	$12.01	to	$14.71	$	158,235	1.44%	0.00%	to	1.65%	6.40%	to	8.25%
2009	8,873	$11.20	to	$13.61	$	112,730	2.96%	0.00%	to	1.65%	16.42%	to	18.41%
Pioneer Equity Income Fund - Class Y													
2013	358		$12.71		$	4,551	2.90%		0.95%			28.00%	
2012	111		$9.93		$	1,099	(d)		0.95%			(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	
Pioneer High Yield Fund - Class A													
2013	108	$16.32	to	$19.03	$	1,966	4.83%	0.20%	to	1.75%	10.34%	to	12.07%
2012	133	$14.79	to	$16.98	$	2,178	4.74%	0.20%	to	1.75%	12.99%	to	14.73%
2011	303	$13.09	to	$14.80	$	4,359	5.30%	0.20%	to	1.75%	-3.47%	to	-1.92%
2010	338	$13.37	to	$15.09	$	4,956	5.25%	0.20%	to	1.95%	15.26%	to	17.34%
2009	373	$11.60	to	$12.86	$	4,675	6.97%	0.20%	to	1.95%	59.16%	to	61.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer Strategic Income Fund - Class A													
2013	110	$11.89	to	$12.55	$	1,357	4.17%	0.20%	to	1.60%	-0.08%	to	1.29%
2012	124	$11.90	to	$12.39	$	1,519	3.51%	0.20%	to	1.60%	10.11%	to	11.02%
2011	22	$10.98	to	$11.16	$	248	(c)	0.20%	to	1.05%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Pioneer Emerging Markets VCT Portfolio - Class I													
2013	1,506	$6.71	to	$9.13	$	12,937	1.12%	0.00%	to	1.60%	-3.52%	to	-1.93%
2012	1,799	$6.91	to	$9.31	$	15,901	0.52%	0.00%	to	1.60%	10.18%	to	12.03%
2011	2,217	$6.23	to	$8.32	$	17,672	0.28%	0.00%	to	1.60%	-24.59%	to	-23.35%
2010	2,736	$8.20	to	$10.86	$	28,736	0.46%	0.00%	to	1.65%	14.02%	to	16.03%
2009	3,007	$7.13	to	$9.37	$	27,443	1.14%	0.00%	to	1.70%	71.95%	to	74.81%
Pioneer High Yield VCT Portfolio - Class I													
2013	1,731	$14.70	to	$19.47	$	30,910	5.41%	0.00%	to	1.50%	10.38%	to	12.02%
2012	1,725	$13.24	to	$17.39	$	27,738	9.42%	0.00%	to	1.50%	14.34%	to	16.06%
2011	1,673	$11.51	to	$14.89	$	23,415	5.53%	0.00%	to	1.50%	-3.16%	to	-1.66%
2010	1,601	$11.81	to	$15.12	$	22,990	5.40%	0.00%	to	1.50%	16.30%	to	18.06%
2009	1,618	$10.08	to	$13.03	$	19,842	7.77%	0.00%	to	1.50%	57.99%	to	60.47%
Columbia Diversified Equity Income Fund - Class K													
2013	769	$12.08	to	$13.15	$	9,646	1.51%	0.00%	to	1.50%	28.78%	to	30.93%
2012	751	$9.38	to	$10.05	$	7,268	2.27%	0.00%	to	0.80%	13.29%	to	14.65%
2011	699	$8.28	to	$8.74	$	5,931	0.88%	0.00%	to	0.80%	-6.44%	to	-5.70%
2010	610	$8.85	to	$9.21	$	5,489	1.02%	0.00%	to	0.80%	14.49%	to	15.17%
2009	443	$7.73	to	$7.92	$	3,455	(a)	0.00%	to	1.10%		(a)	
Royce Total Return Fund - K Class													
2013	-		$18.06		$	2	-		1.40%			30.40%	
2012	-		$13.85		$	1	(f)		1.40%			(f)	
2011	-		$12.31			-	(c)		1.30%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
SMALLCAP World Fund® - Class R-4													
2013	902	$13.10	to	$14.26	$	12,144	-	0.00%	to	1.50%	27.43%	to	29.40%
2012	755	$10.28	to	$11.02	$	7,942	1.55%	0.00%	to	1.50%	20.23%	to	22.04%
2011	764	$8.55	to	$9.03	$	6,672	0.38%	0.00%	to	1.50%	-15.60%	to	-14.33%
2010	681	$10.13	to	$10.54	$	6,996	1.98%	0.00%	to	1.50%	23.09%	to	24.88%
2009	325	$8.23	to	$8.44	$	2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
T. Rowe Price Mid-Cap Value Fund - R Class													
2013	40	$21.36	to	$24.42	$	928	0.23%	0.00%	to	1.35%	29.49%	to	30.42%
2012	44	$16.61	to	$18.49	$	777	0.86%	0.10%	to	1.30%	17.39%	to	18.91%
2011	42	$14.15	to	$15.55	$	625	0.42%	0.10%	to	1.30%	-6.48%	to	-5.41%
2010	51	$15.13	to	$16.44	$	803	1.11%	0.10%	to	1.30%	14.36%	to	15.77%
2009	73	$13.23	to	$14.20	$	999	0.82%	0.10%	to	1.30%	44.12%	to	45.46%
T. Rowe Price Value Fund - Advisor Class													
2013	17		$16.36		$	285	1.17%		1.00%			35.54%	
2012	19		$12.07		$	226	1.50%		1.00%			17.99%	
2011	17		$10.23		$	173	1.19%		1.00%			-3.13%	
2010	15		$10.56		$	163	2.21%		1.00%			14.66%	
2009	12		$9.21		$	109	2.61%		1.00%			35.64%	
Templeton Foreign Fund - Class A													
2013	94	$12.19	to	$19.97	$	1,820	1.60%	0.35%	to	1.75%	25.07%	to	26.71%
2012	77	$9.79	to	$15.76	$	1,174	2.21%	0.35%	to	1.65%	16.61%	to	18.14%
2011	84	$11.94	to	$13.34	$	1,088	2.74%	0.35%	to	1.75%	-14.22%	to	-13.04%
2010	74	$13.92	to	$15.34	$	1,103	1.69%	0.35%	to	1.75%	6.58%	to	7.92%
2009	84	$13.06	to	$14.02	$	1,146	1.77%	0.55%	to	1.75%	47.07%	to	48.99%
Templeton Global Bond Fund - Advisor Class													
2013	3,706	$10.76	to	$10.83	$	39,880	4.38%	0.00%	to	0.45%	1.89%	to	2.46%
2012	3,507	$10.56	to	$10.57	$	37,035	(d)	0.00%	to	0.45%		(d)	
2011	(d)		(d)			(d)	(d)		(d)			(d)	
2010	(d)		(d)			(d)	(d)		(d)			(d)	
2009	(d)		(d)			(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Templeton Global Bond Fund - Class A													
2013	8,567	$10.78	to	$35.87	$	200,725	4.05%	0.00%	to	1.50%	0.69%	to	2.24%
2012	8,916	$10.72	to	$35.09	$	204,498	5.98%	0.00%	to	1.50%	14.03%	to	15.85%
2011	9,995	$9.37	to	$30.30	$	209,387	6.17%	0.95%	to	1.50%	-3.81%	to	-2.38%
2010	9,629	$13.96	to	$31.04	$	207,794	5.51%	0.00%	to	1.50%	10.99%	to	12.71%
2009	8,132	$12.49	to	$27.54	$	155,610	4.38%	0.00%	to	1.50%	17.11%	to	18.86%
Thornburg International Value Fund - Class R4													
2013	3	$13.17	to	$13.56	$	46	-	0.60%	to	1.35%		13.73%	
2012	3	$11.58	to	$11.73	$	34	(f)	0.90%	to	1.35%		(f)	
2011	5	$10.28	to	$10.31	$	55	(c)	0.60%	to	0.75%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
USAA Precious Metals and Minerals Fund - Adviser Shares													
2013	1,843	$3.61	to	$3.76	$	6,749	-	0.00%	to	1.50%	-52.19%	to	-51.42%
2012	1,062	$7.55	to	$7.74	$	8,081	-	0.00%	to	1.50%	-13.42%	to	-12.05%
2011	552	$8.71	to	$8.80	$	4,823	(c)	0.00%	to	1.50%		(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Diversified Value Portfolio													
2013	5	$17.68	to	$19.57	$	107	2.06%	0.95%	to	2.00%	26.83%	to	28.16%
2012	6	$13.94	to	$15.27	$	87	2.37%	0.95%	to	2.00%	14.17%	to	15.42%
2011	6	$12.21	to	$13.23	$	82	2.38%	0.95%	to	2.00%	1.92%	to	2.96%
2010	7	$11.98	to	$12.85	$	86	2.35%	0.95%	to	2.00%	7.16%	to	8.26%
2009	7	$11.18	to	$11.87	$	84	3.66%	0.95%	to	2.00%		25.74%	
Equity Income Portfolio													
2013	12	$18.44	to	$20.31	$	245	3.47%	1.00%	to	2.00%	27.52%	to	28.37%
2012	29	$14.46	to	$15.64	$	446	2.51%	1.10%	to	2.00%	11.15%	to	12.20%
2011	25	$13.01	to	$14.00	$	351	2.45%	1.05%	to	2.00%	8.06%	to	9.08%
2010	24	$12.04	to	$12.78	$	303	2.65%	1.10%	to	2.00%	12.42%	to	13.40%
2009	20	$10.71	to	$11.27	$	225	4.10%	1.10%	to	2.00%	15.20%	to	15.47%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Small Company Growth Portfolio													
2013	1	$21.36	to	$23.65	$	23	-	0.95%	to	2.00%	43.64%	to	45.18%
2012	2	$14.87	to	$16.29	$	25	-	0.95%	to	2.00%	12.40%	to	13.60%
2011	6	$13.23	to	$14.34	$	92	-	0.95%	to	2.00%	-0.68%	to	0.35%
2010	8	$13.32	to	$14.29	$	110	-	0.95%	to	2.00%	29.19%	to	30.62%
2009	9	$10.31	to	$10.94	$	93	1.27%	0.95%	to	2.00%	37.60%	to	37.96%
Victory Small Company Opportunity Fund - Class R													
2013	1	$18.08	to	$18.40	$	20	-	0.80%	to	1.25%	30.92%	to	31.05%
2012	1	$13.81	to	$14.07	$	13	-	0.60%	to	1.25%		11.23%	
2011	-		$12.65		$	1	(c)		0.60%			(c)	
2010	(c)		(c)			(c)	(c)		(c)			(c)	
2009	(c)		(c)			(c)	(c)		(c)			(c)	
Wanger International													
2013	3,586	$11.63	to	$13.66	$	46,354	2.71%	0.00%	to	1.60%	20.51%	to	22.40%
2012	3,149	$9.59	to	$11.16	$	33,558	1.33%	0.00%	to	1.60%	19.74%	to	21.64%
2011	2,787	$7.96	to	$9.18	$	24,628	5.06%	0.00%	to	1.50%	-15.91%	to	-14.60%
2010	2,483	$9.42	to	$10.75	$	25,898	2.55%	0.00%	to	1.55%	23.00%	to	25.03%
2009	1,714	$7.59	to	$8.61	$	14,434	3.47%	0.00%	to	1.55%	47.42%	to	49.80%
Wanger Select													
2013	4,455	$12.71	to	$23.40	$	96,025	0.28%	0.00%	to	1.75%	32.27%	to	34.62%
2012	5,096	$9.53	to	$17.39	$	82,307	0.44%	0.00%	to	1.75%	16.36%	to	18.47%
2011	5,695	$8.12	to	$14.68	$	78,376	2.26%	0.00%	to	1.75%	-19.10%	to	-17.67%
2010	6,108	$9.95	to	$17.83	$	102,870	0.53%	0.00%	to	1.75%	24.65%	to	26.60%
2009	5,121	$7.92	to	$14.09	$	68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
Wanger USA													
2013	3,280	$13.20	to	$24.83	$	73,254	0.14%	0.00%	to	1.75%	31.46%	to	33.78%
2012	3,344	$9.97	to	$18.69	$	56,213	0.36%	0.00%	to	1.75%	18.15%	to	20.04%
2011	2,848	$9.63	to	$15.69	$	40,134	-	0.00%	to	1.50%	-4.88%	to	-3.46%
2010	2,442	$10.06	to	$16.37	$	35,896	-	0.00%	to	1.50%	21.50%	to	23.35%
2009	2,016	$8.22	to	$13.36	$	24,191	-	0.00%	to	1.50%	40.12%	to	42.34%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Washington Mutual Investors Fund - Class R-3													
2013	260	$16.35	to	$19.06	$	4,722	1.98%	0.00%	to	1.55%	29.45%	to	31.45%
2012	317	$12.63	to	$14.50	$	4,381	1.92%	0.00%	to	1.55%	10.40%	to	12.06%
2011	361	$11.44	to	$12.94	$	4,465	1.96%	0.00%	to	1.55%	5.05%	to	6.68%
2010	389	$10.89	to	$12.13	$	4,515	1.98%	0.00%	to	1.55%	11.12%	to	13.05%
2009	406	$9.80	to	$10.73	$	4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
Washington Mutual Investors Fund - Class R-4													
2013	6,678	$13.18	to	$19.59	$	118,569	2.35%	0.00%	to	1.50%	29.82%	to	31.93%
2012	6,972	$10.09	to	$14.88	$	94,956	2.25%	0.00%	to	1.50%	10.80%	to	12.47%
2011	7,177	$9.05	to	$13.14	$	87,837	2.21%	0.00%	to	1.50%	5.41%	to	6.90%
2010	7,137	$8.54	to	$12.26	$	82,473	2.28%	0.00%	to	1.50%	11.57%	to	13.43%
2009	7,276	$7.59	to	$11.00	$	74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
Wells Fargo Advantage Small Cap Value Fund - Class A													
2013	8		$14.76		$	115	-		1.00%			13.80%	
2012	10		$12.97		$	135	0.82%		1.00%			12.00%	
2011	9		$11.58		$	108	-		1.00%			-8.46%	
2010	9		$12.65		$	118	0.97%		1.00%			18.11%	
2009	8		$10.71		$	88	-		1.00%			50.42%	
Wells Fargo Advantage Special Small Cap Value Fund - Class A													
2013	3,477	$14.97	to	$38.91	$	118,565	0.12%	0.00%	to	1.50%	36.00%	to	38.06%
2012	3,766	$10.94	to	$28.21	$	94,083	-	0.00%	to	1.50%	11.78%	to	13.50%
2011	4,004	$9.73	to	$24.89	$	89,066	-	0.00%	to	1.55%	-3.69%	to	-2.15%
2010	4,325	$10.04	to	$25.47	$	99,165	-	0.00%	to	1.55%	20.70%	to	22.54%
2009	4,381	$8.26	to	$20.79	$	82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%

(a) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.
(f) As investment Division is wholly comprised of new Contracts at December 31, 2012, this data is not meaningful and is therefore not presented

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012
(In millions, except per share data)

	December 31,	
	2013	2012
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $19,096.7 at 2013 and $18,458.7 at 2012)	$ 19,944.4	$ 20,690.8
Fixed maturities, at fair value using the fair value option	621.3	544.7
Equity securities, available-for-sale, at fair value (cost of $119.4 at 2013 and $129.3 at 2012)	134.9	142.8
Short-term investments	15.0	679.8
Mortgage loans on real estate, net of valuation allowance of $1.2 at 2013 and $1.3 at 2012	3,396.1	2,872.7
Policy loans	242.0	240.9
Limited partnerships/corporations	180.9	179.6
Derivatives	464.4	512.7
Securities pledged (amortized cost of $137.9 at 2013 and $207.2 at 2012)	140.1	219.7
Total investments	25,139.1	26,083.7
Cash and cash equivalents	378.9	363.4
Short-term investments under securities loan agreement, including collateral delivered	135.8	186.1
Accrued investment income	285.0	273.0
Receivable for securities sold	5.5	3.9
Reinsurance recoverable	2,016.6	2,153.7
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,189.7	695.0
Notes receivable from affiliate	175.0	175.0
Due from affiliates	62.9	99.8
Property and equipment	78.4	81.8
Other assets	108.5	101.1
Assets held in separate accounts	60,104.9	53,655.3
Total assets	$ 89,680.3	$ 83,871.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2013 and 2012)
(In millions, except per share data)

| | December 31, | |
	2013	2012
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 24,589.6	$ 24,191.2
Payable for securities purchased	13.7	—
Payables under securities loan agreement, including collateral held	264.4	353.2
Long-term debt	4.9	4.9
Due to affiliates	121.6	95.1
Derivatives	216.6	346.8
Current income tax payable to Parent	74.1	32.1
Deferred income taxes	190.1	507.1
Other liabilities	347.0	424.7
Liabilities related to separate accounts	60,104.9	53,655.3
Total liabilities	85,926.9	79,610.4
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 par value per share)	2.8	2.8
Additional paid-in capital	3,953.3	4,217.2
Accumulated other comprehensive income (loss)	495.4	1,023.0
Retained earnings (deficit)	(698.1)	(981.6)
Total shareholder's equity	3,753.4	4,261.4
Total liabilities and shareholder's equity	$ 89,680.3	$ 83,871.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

		Year Ended December 31,		
		2013	2012	2011
Revenues:				
Net investment income	$	1,367.0	$ 1,348.8	$ 1,420.9
Fee income		744.3	648.8	614.0
Premiums		37.3	36.0	33.9
Broker-dealer commission revenue		242.1	225.5	218.3
Net realized capital gains (losses):				
Total other-than-temporary impairments		(9.4)	(14.1)	(116.8)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(3.5)	(3.2)	(9.5)
Net other-than-temporary impairments recognized in earnings		(5.9)	(10.9)	(107.3)
Other net realized capital gains (losses)		(136.3)	70.2	(108.5)
Total net realized capital gains (losses)		(142.2)	59.3	(215.8)
Other revenue		(1.8)	—	14.5
Total revenues		2,246.7	2,318.4	2,085.8
Benefits and expenses:				
Interest credited and other benefits to contract owners/ policyholders		747.1	746.7	763.4
Operating expenses		707.7	696.5	692.0
Broker-dealer commission expense		242.1	225.5	218.3
Net amortization of deferred policy acquisition costs and value of business acquired		58.3	131.1	94.2
Interest expense		1.0	2.0	2.6
Total benefits and expenses		1,756.2	1,801.8	1,770.5
Income (loss) before income taxes		490.5	516.6	315.3
Income tax expense (benefit)		207.0	191.2	(5.0)
Net income (loss)	$	283.5	$ 325.4	$ 320.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

		Year Ended December 31,				
		2013		**2012**		**2011**
Net income (loss)	$	283.5	$	325.4	$	320.3
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		(907.4)		408.7		483.8
Other-than-temporary impairments		2.7		10.6		21.3
Pension and other postretirement benefits liability		(2.2)		(2.2)		7.6
Other comprehensive income (loss), before tax		(906.9)		417.1		512.7
Income tax expense (benefit) related to items of other comprehensive income (loss)		(379.3)		141.6		155.7
Other comprehensive income (loss), after tax		(527.6)		275.5		357.0
Comprehensive income (loss)	$	(244.1)	$	600.9	$	677.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2011	$ 2.8	$ 4,326.0	$ 390.5	$ (1,627.3)	$ 3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Dividends paid and return of capital distribution	—	—	—	—	—
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.0)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and return of capital distribution	—	(340.0)	—	—	(340.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	2.8	4,217.2	1,023.0	(981.6)	4,261.4
Comprehensive income (loss):					
Net income (loss)	—	—	—	283.5	283.5
Other comprehensive income (loss), after tax	—	—	(527.6)	—	(527.6)
Total comprehensive income (loss)					(244.1)
Dividends paid and return of capital distribution	—	(264.0)	—	—	(264.0)
Contribution of capital	—	—	—	—	—
Employee related benefits	—	0.1	—	—	0.1
Balance at December 31, 2013	$ 2.8	$ 3,953.3	$ 495.4	$ (698.1)	$ 3,753.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

| | | Year Ended December 31, | |
	2013	2012	2011
Cash Flows from Operating Activities:			
Net income (loss)	$ 283.5	$ 325.4	$ 320.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(79.5)	(88.1)	(88.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	60.1	133.1	97.7
Net accretion/amortization of discount/premium	24.4	20.7	37.0
Future policy benefits, claims reserves and interest credited	559.9	569.9	639.0
Deferred income tax expense (benefit)	62.3	9.5	(65.3)
Net realized capital (gains) losses	142.2	(59.3)	215.8
Depreciation	3.6	3.5	3.5
Change in:			
Accrued investment income	(12.0)	(12.8)	(19.7)
Reinsurance recoverable	137.1	122.6	79.6
Other receivables and asset accruals	(7.3)	(44.8)	(3.5)
Due to/from affiliates	63.4	(77.8)	54.3
Other payables and accruals	(35.7)	125.0	(91.9)
Other, net	(18.5)	60.9	(64.8)
Net cash provided by operating activities	1,183.5	1,087.8	1,113.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

	Year Ended December 31,		
	2013	2012	2011
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,618.7	3,868.7	6,468.5
Equity securities, available-for-sale	0.7	2.4	63.1
Mortgage loans on real estate	270.9	492.2	332.8
Limited partnerships/corporations	35.1	339.4	93.0
Acquisition of:			
Fixed maturities	(4,368.6)	(5,484.7)	(7,662.0)
Equity securities, available-for-sale	(9.2)	(0.7)	(5.7)
Mortgage loans on real estate	(794.2)	(991.3)	(863.1)
Limited partnerships/corporations	(20.0)	(46.1)	(68.5)
Derivatives, net	(276.6)	(36.4)	(78.6)
Policy loans, net	(1.1)	5.0	7.1
Short-term investments, net	664.9	(463.0)	5.3
Loan-Dutch State obligation, net	—	416.8	122.4
Collateral (delivered) received, net	(38.5)	57.1	105.3
Purchases of fixed assets, net	(0.2)	(0.6)	(0.8)
Net cash used in investing activities	(918.1)	(1,841.2)	(1,481.2)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 2,723.4	$ 2,884.3	$ 3,115.4
Maturities and withdrawals from investment contracts	(2,709.3)	(2,292.6)	(2,403.6)
Short-term loans to affiliates, net	—	648.0	(343.9)
Short-term repayments of repurchase agreements, net	—	—	(214.7)
Dividends paid and return of capital distribution	(264.0)	(340.0)	—
Capital contribution from parent	—	—	201.0
Net cash (used in) provided by financing activities	(249.9)	899.7	354.2
Net increase (decrease) in cash and cash equivalents	15.5	146.3	(13.9)
Cash and cash equivalents, beginning of year	363.4	217.1	231.0
Cash and cash equivalents, end of year	$ 378.9	$ 363.4	$ 217.1
Supplemental cash flow information:			
Income taxes paid, net	$ 102.6	$ 170.1	$ 108.4
Interest paid	—	—	0.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the State of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations. On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers qualified and nonqualified annuity contracts and funding agreements that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts and funding agreements. Company products also include programs offered to qualified retirement plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative is included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Interest credited and other benefit to contract owners/policyholders in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated as follows:

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits, are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, changes will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding agreements. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

FIA: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Long-term debt carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Interest is recorded as Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes a reinsurance agreement, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement contains and embedded derivative whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreement.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Adoption of New Pronouncements

Financial Instruments

Derivatives and Hedging
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Deferred Policy Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts
In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to AOCI.

Presentation and Disclosure

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 9. Accumulated Other Comprehensive Income (Loss)."

Future Adoption of Accounting Pronouncements

Income Taxes

In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements

In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

Fees Paid to the Federal Government by Health Insurers

In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the amount of net premium written for qualifying health insurance by the Company is expected to be below the $25.0 threshold as defined by the Acts and, thus, not subject to the fee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 636.5	$ 36.5	$ 2.9	$ —	$ 670.1	$ —
U.S. Government agencies and authorities	237.1	5.0	—	—	242.1	—
State, municipalities and political subdivisions	77.2	5.9	0.1	—	83.0	—
U.S. corporate securities	10,326.0	581.0	238.8	—	10,668.2	1.9
Foreign securities:[1]						
Government	422.9	25.2	16.5	—	431.6	—
Other	5,149.6	272.9	83.5	—	5,339.0	—
Total foreign securities	5,572.5	298.1	100.0	—	5,770.6	—
Residential mortgage-backed securities:						
Agency	1,638.2	121.9	17.9	16.9	1,759.1	0.2
Non-Agency	278.1	55.2	4.8	12.1	340.6	15.1
Total Residential mortgage-backed securities	1,916.3	177.1	22.7	29.0	2,099.7	15.3
Commercial mortgage-backed securities	624.5	68.1	0.9	—	691.7	4.4
Other asset-backed securities	465.8	18.0	3.4	—	480.4	3.2
Total fixed maturities, including securities pledged	19,855.9	1,189.7	368.8	29.0	20,705.8	24.8
Less: Securities pledged	137.9	5.9	3.7	—	140.1	—
Total fixed maturities	19,718.0	1,183.8	365.1	29.0	20,565.7	24.8
Equity securities	119.4	15.8	0.3	—	134.9	—
Total fixed maturities and equity securities investments	$ 19,837.4	$ 1,199.6	$ 365.4	$ 29.0	$ 20,700.6	$ 24.8

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5	$ 135.6	$ 0.5	$ —	$ 1,146.6	$ —
U.S. Government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities:[1]						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7	$ 2,244.5	$ 52.6	$ 53.7	$ 21,378.3	$ 27.5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 612.5	$ 629.7
After one year through five years	3,846.6	4,103.6
After five years through ten years	6,488.8	6,646.5
After ten years	5,901.4	6,054.2
Mortgage-backed securities	2,540.8	2,791.4
Other asset-backed securities	465.8	480.4
Fixed maturities, including securities pledged	$ 19,855.9	$ 20,705.8

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
December 31, 2013				
Communications	$ 1,315.9	$ 81.5	$ 36.8	$ 1,360.6
Financial	2,114.7	166.9	20.2	2,261.4
Industrial and other companies	8,878.5	423.5	213.1	9,088.9
Utilities	2,726.5	159.5	42.3	2,843.7
Transportation	440.0	22.5	9.9	452.6
Total	$ 15,475.6	$ 853.9	$ 322.3	$ 16,007.2
December 31, 2012				
Communications	$ 1,154.1	$ 161.4	$ 0.9	$ 1,314.6
Financial	1,859.3	240.1	10.9	2,088.5
Industrial and other companies	7,883.1	850.9	6.9	8,727.1
Utilities	2,715.4	349.8	7.3	3,057.9
Transportation	396.1	46.5	0.4	442.2
Total	$ 14,008.0	$ 1,648.7	$ 26.4	$ 15,630.3

Fixed Maturities and Equity Securities

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 50.4% and 41.8%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2013 and 2012, the fair value of loaned securities was $97.6 and $180.2, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $102.7 and $186.1, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $102.7 and $186.1, respectively, were included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.0 and $1.3 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies" and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 124.4	$ 2.1	$ 34.2	$ 0.8	$ —	$ —	$ 158.6	$ 2.9
U.S. corporate, state and municipalities	1,002.8	22.9	2,413.2	183.8	236.9	32.2	3,652.9	238.9
Foreign	448.8	5.7	1,063.9	86.4	76.2	7.9	1,588.9	100.0
Residential mortgage-backed	262.3	2.9	212.9	12.0	105.8	7.8	581.0	22.7
Commercial mortgage-backed	77.9	0.9	—	—	—	—	77.9	0.9
Other asset-backed	38.9	0.2	30.3	0.2	26.0	3.0	95.2	3.4
Total	$1,955.1	$ 34.7	$3,754.5	$ 283.2	$ 444.9	$ 50.9	$ 6,154.5	$ 368.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	— *	—	—	34.2	6.7	49.8	6.7
Total	$1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0

* Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.7% and 89.1% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
Six months or less below amortized cost	$ 2,054.4	$ 24.1	$ 45.3	$ 5.3	322	7
More than six months and twelve months or less below amortized cost	3,991.4	23.5	272.6	5.8	502	3
More than twelve months below amortized cost	420.4	9.5	37.3	2.5	137	8
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months or less below amortized cost	49.5	1.5	2.6	0.4	31	2
More than twelve months below amortized cost	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2013						
U.S. Treasuries	$ 161.5	$ —	$ 2.9	$ —	4	—
U.S. corporate, state and municipalities	3,869.0	22.8	233.2	5.7	519	2
Foreign	1,665.8	23.1	95.0	5.0	239	5
Residential mortgage-backed	596.9	6.8	21.0	1.7	162	7
Commercial mortgage-backed	78.8	—	0.9	—	12	—
Other asset-backed	94.2	4.4	2.2	1.2	25	4
Total	$ 6,466.2	$ 57.1	$ 355.2	$ 13.6	961	18
December 31, 2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.9 in principal. As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

		December 31,		
		2013		2012
Commercial mortgage loans	$	3,397.3	$	2,874.0
Collective valuation allowance		(1.2)		(1.3)
Total net commercial mortgage loans	$	3,396.1	$	2,872.7

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

		December 31,		
		2013		2012
Collective valuation allowance for losses, balance at January 1	$	1.3	$	1.3
Addition to (reduction of) allowance for losses		(0.1)		—
Collective valuation allowance for losses, end of period	$	1.2	$	1.3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31,			
	2013		**2012**	
Impaired loans with allowances for losses	$	—	$	—
Impaired loans without allowances for losses		42.9		5.6
Subtotal		42.9		5.6
Less: Allowances for losses on impaired loans		—		—
Impaired loans, net	$	42.9	$	5.6
Unpaid principal balance of impaired loans	$	44.4	$	7.1

The following table presents information on restructured loans as of the dates indicated:

	December 31,			
	2013		**2012**	
Troubled debt restructured loans	$	37.5	$	—

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,					
	2013		**2012**		**2011**	
Impaired loans, average investment during the period (amortized cost)[1]	$	24.2	$	5.7	$	7.7
Interest income recognized on impaired loans, on an accrual basis[1]		1.4		0.4		0.6
Interest income recognized on impaired loans, on a cash basis[1]		1.4		0.4		0.6
Interest income recognized on troubled debt restructured loans, on an accrual basis		1.0		—		—

[1] Includes amounts for Troubled debt restructured loans

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

| | | December 31, | | |
		2013[1]		2012[1]
Loan-to-Value Ratio:				
0% - 50%	$	495.7	$	501.3
50% - 60%		894.5		768.9
60% - 70%		1,879.5		1,491.6
70% - 80%		114.9		96.4
80% and above		12.7		15.8
Total Commercial mortgage loans	$	3,397.3	$	2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

| | | December 31, | | |
		2013[1]		2012[1]
Debt Service Coverage Ratio:				
Greater than 1.5x	$	2,388.5	$	2,114.4
1.25x - 1.5x		542.4		390.5
1.0x - 1.25x		275.8		293.1
Less than 1.0x		190.5		76.0
Commercial mortgage loans secured by land or construction loans		0.1		—
Total Commercial mortgage loans	$	3,397.3	$	2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | | December 31, | | | | |
| | | 2013[1] | | | 2012[1] | |
		Gross Carrying Value	% of Total		Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:						
Pacific	$	752.8	22.3%	$	564.1	19.6%
South Atlantic		707.8	20.8%		561.0	19.5%
West South Central		467.1	13.7%		460.4	16.0%
Middle Atlantic		411.4	12.1%		332.7	11.6%
East North Central		383.1	11.3%		337.8	11.8%
Mountain		263.9	7.8%		214.5	7.5%
West North Central		224.9	6.6%		205.2	7.1%
New England		116.7	3.4%		119.1	4.1%
East South Central		69.6	2.0%		79.2	2.8%
Total Commercial mortgage loans	$	3,397.3	100.0%	$	2,874.0	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

| | December 31, | | | |
| | 2013[1] | | 2012[1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,082.1	31.9% $	824.0	28.7%
Industrial	972.6	28.6%	1,035.2	36.0%
Office	462.1	13.6%	427.0	14.8%
Apartments	445.2	13.1%	298.7	10.4%
Hotel/Motel	182.8	5.4%	92.1	3.2%
Mixed Use	70.9	2.1%	34.2	1.2%
Other	181.6	5.3%	162.8	5.7%
Total Commercial mortgage loans	$ 3,397.3	100.0% $	2,874.0	100.0%

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

| | December 31, | |
	2013[1]	2012[1]
Year of Origination:		
2013	$ 785.2 $	—
2012	908.1	939.0
2011	792.8	836.9
2010	121.1	124.0
2009	68.4	73.0
2008	89.0	119.0
2007 and prior	632.7	782.1
Total Commercial mortgage loans	$ 3,397.3 $	2,874.0

[1] Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	2013		**2012**		**2011**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ —	—	$ 2.9	3	$ 20.4	17
Foreign[1]	1.8	1	0.8	3	27.8	50
Residential mortgage-backed	3.4	35	6.0	33	8.2	38
Commercial mortgage-backed	0.3	3	—	—	28.2	8
Other asset-backed	0.3	2	1.2	4	22.7	53
Equity securities	0.1	1	—	—	—	—
Total	$ 5.9	42	$ 10.9	43	$ 107.3	166

[1] Primarily U.S. dollar denominated.

The above tables include $4.8, $9.1 and $17.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.1, $1.8 and $89.7 for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	2013		**2012**		**2011**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate	$ —	—	$ 0.2	1	$ 20.4	17
Foreign[1]	—	—	0.8	3	23.7	46
Residential mortgage-backed	0.8	6	0.7	3	1.6	7
Commercial mortgage-backed	0.3	3	—	—	22.9	8
Other asset-backed	—	—	0.1	1	21.1	50
Total	$ 1.1	9	$ 1.8	8	$ 89.7	128

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Balance at January 1	$ 20.0	$ 19.4	$ 50.7
Additional credit impairments:			
On securities not previously impaired	1.1	1.5	0.9
On securities previously impaired	1.8	3.7	6.7
Reductions:			
Securities intent impaired	—	—	(8.7)
Securities sold, matured, prepaid or paid down	(3.3)	(4.6)	(30.2)
Balance at December 31	$ 19.6	$ 20.0	$ 19.4

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Fixed maturities	$ 1,199.4	$ 1,222.5	$ 1,224.2
Equity securities, available-for-sale	2.8	7.5	13.6
Mortgage loans on real estate	157.1	143.5	118.1
Policy loans	13.1	13.2	13.7
Short-term investments and cash equivalents	0.9	1.4	0.8
Other	42.6	6.8	95.5
Gross investment income	1,415.9	1,394.9	1,465.9
Less: investment expenses	48.9	46.1	45.0
Net investment income	$ 1,367.0	$ 1,348.8	$ 1,420.9

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income.   Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Fixed maturities, available-for-sale, including securities pledged	$ 0.3	$ 67.5	$ 112.6
Fixed maturities, at fair value option	(151.5)	(124.2)	(60.6)
Equity securities, available-for-sale	0.1	(0.2)	7.4
Derivatives	(72.1)	1.3	(64.3)
Embedded derivatives - fixed maturities	(24.7)	(5.5)	4.9
Embedded derivatives - product guarantees	105.5	120.4	(216.1)
Other investments	0.2	—	0.3
Net realized capital gains (losses)	$ (142.2)	$ 59.3	$ (215.8)
After-tax net realized capital gains (losses)	$ (160.0)	$ 38.5	$ (53.3)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,		
	2013	**2012**	**2011**
Proceeds on sales	$ 1,830.0	$ 2,887.1	$ 5,596.3
Gross gains	23.8	88.7	249.0
Gross losses	22.1	12.7	33.6

3. Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances and Other liabilities, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other policyholder benefit to contract owners/policyholders in the Consolidated Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, | | | | | |
| | 2013 | | | 2012 | | |
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 763.3	$ 81.0	$ 0.2	$ 1,000.0	$ 215.4	$ —
Foreign exchange contracts	51.2	2.2	0.6	—	—	—
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts[2]	21,442.7	367.6	206.2	18,131.1	292.9	328.5
Foreign exchange contracts	145.9	5.5	9.6	161.6	0.4	18.3
Equity contracts	9.1	— *	—	14.5	0.4	—
Credit contracts	384.0	8.1	—	347.5	3.6	—
Managed custody guarantees	N/A	—	—	N/A	—	—
Embedded derivatives:						
Within fixed maturity investments	N/A	29.0	—	N/A	53.7	—
Within annuity products	N/A	—	23.1	N/A	—	122.4
Within reinsurance agreements	N/A	—	(54.0)	N/A	—	—
Total		$ 493.4	$ 185.7		$ 566.4	$ 469.2

* Less than $0.1

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

[2] As of December 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $11.8 billion, $162.5 and $29.7, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2013		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 384.0	$ 8.1	$ —
Equity contracts	—	—	—
Foreign exchange contracts	197.1	7.7	10.2
Interest rate contracts	22,206.0	448.6	206.4
		$ 464.4	$ 216.6
Counterparty netting[1]		$ (201.3)	$ (201.3)
Cash collateral netting[1]		(134.0)	(5.4)
Securities collateral netting[1]		(15.9)	(4.8)
Net receivables/payables		$ 113.2	$ 5.1

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

	December 31, 2012		
	Notional Amount	Assets Fair Value	Liability Fair Value
Credit contracts	$ 347.5	$ 3.6	$ —
Equity contracts	—	—	—
Foreign exchange contracts	161.6	0.4	18.3
Interest rate contracts	19,131.1	508.3	328.5
		$ 512.3	$ 346.8
Counterparty netting[1]		$ (291.4)	$ (291.4)
Cash collateral netting[1]		(167.1)	—
Securities collateral netting[1]		(3.1)	(35.8)
Net receivables/payables		$ 50.7	$ 19.6

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

Collateral

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $167.0 of net cash collateral related to OTC

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

derivative contracts. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	2013		**2012**		**2011**	
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$	0.2	$	—	$	—
Foreign exchange contracts		0.1		—		—
Derivatives: Non-qualifying for hedge accounting[2]						
Interest rate contracts		(92.8)		(18.9)		(58.3)
Foreign exchange contracts		10.0		6.9		(0.7)
Equity contracts		3.4		2.0		(0.5)
Credit contracts		7.0		11.3		(4.8)
Managed custody guarantees		0.2		1.1		1.1
Embedded derivatives:						
Within fixed maturity investments[2]		(24.7)		(5.5)		4.9
Within annuity products[2]		105.3		119.3		(217.2)
Within reinsurance agreements[3]		54.0		—		—
Total	$	62.7	$	116.2	$	(275.5)

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in the Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $384.0 and $329.0 in credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 618.8	$ 51.3	$ —	$ 670.1
U.S. Government agencies and authorities	—	237.0	5.1	242.1
U.S. corporate, state and municipalities	—	10,605.9	145.3	10,751.2
Foreign[1]	—	5,727.8	42.8	5,770.6
Residential mortgage-backed securities	—	2,076.0	23.7	2,099.7
Commercial mortgage-backed securities	—	691.7	—	691.7
Other asset-backed securities	—	462.7	17.7	480.4
Total fixed maturities, including securities pledged	618.8	19,852.4	234.6	20,705.8
Equity securities, available-for-sale	99.0	—	35.9	134.9
Derivatives:				
Interest rate contracts	—	448.6	—	448.6
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	— *	—	—	— *
Credit contracts	—	8.1	—	8.1
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	—	—	529.7
Assets held in separate accounts	54,715.3	5,376.5	13.1	60,104.9
Total assets	$ 55,962.8	$ 25,693.3	$ 283.6	$ 81,939.7
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 23.1	$ 23.1
Stabilizer and MCGs	—	—	—	—
Other derivatives:				
Interest rate contracts	—	206.4	—	206.4
Foreign exchange contracts	—	10.2	—	10.2
Embedded derivative on reinsurance	—	(54.0)	—	(54.0)
Total liabilities	$ —	$ 162.6	$ 23.1	$ 185.7

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. Government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Derivatives:				
Annuity product guarantees:				
FIA	$ —	$ —	$ 20.4	$ 20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Embedded derivative on reinsurance	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld under the reinsurance agreement, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ 5.1	$ —	$ —	$ —	$ —	$ —	$ 5.1	$ —
U.S. corporate, state and municipalities	154.6	(0.3)	0.4	— *	—	(6.0)	(4.3)	0.9	—	145.3	(0.3)
Foreign	24.6	— *	1.3	22.2	—	(1.9)	(10.7)	7.3	— *	42.8	— *
Residential mortgage-backed securities	9.1	(2.0)	(0.3)	17.5	—	—	—	—	(0.6)	23.7	(2.0)
Other asset-backed securities	33.2	2.3	(0.7)	—	—	(2.8)	(9.9)	—	(4.4)	17.7	0.9
Total fixed maturities, including securities pledged	221.5	— *	0.7	44.8	—	(10.7)	(24.9)	8.2	(5.0)	234.6	(1.4)
Equity securities, available-for-sale	17.0	(0.3)	1.4	—	—	— *	— *	34.5	(16.7)	35.9	—
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[1]	(102.0)	108.2	—	(6.2)	—	—	—	—	—	—	—
FIA[1]	(20.4)	(2.7)	—	—	—	—	—	—	—	(23.1)	—
Other derivatives, net	— *	—	—	—	—	—	—	—	—	— *	—
Assets held in separate accounts[4]	16.3	0.1	—	16.0	—	(11.6)	—	2.2	(9.9)	13.1	—

* Less than $0.1

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
		Net Income	OCI								
Fixed maturities, including securities pledged:											
U.S. Government agencies and authorities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	129.1	(0.3)	(1.4)	0.4	—	—	(7.9)	38.3	(3.6)	154.6	(0.4)
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	(25.7)	24.6	—
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	(31.6)	9.1	(0.1)
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	—	33.2	0.8
Total fixed maturities, including securities pledged	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	(60.9)	221.5	0.3
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	(0.3)	17.0	(0.5)
Derivatives:											
Product guarantees:											
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	—	(102.0)	—
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	—	(20.4)	—
Other derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	—	—	—
Assets held in separate accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	(8.1)	16.3	0.6

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities including securities pledged, equity securities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.2% to 8.0%
Nonperformance risk	-0.1% to 0.79%	-0.1% to 0.79%
Actuarial Assumptions:		
Lapses	0% to 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	88%	0-30%	0-15%	0-55%	0-15%
Stabilizer with Recordkeeping Agreements	12%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	-	0.1% to 7.6%
Nonperformance risk	0.1% to 1.3%	0.1% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	-	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87%	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13%	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100%	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31,			
	2013		**2012**	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 20,705.8	$ 20,705.8	$ 21,455.2	$ 21,455.2
Equity securities, available-for-sale	134.9	134.9	142.8	142.8
Mortgage loans on real estate	3,396.1	3,403.9	2,872.7	2,946.9
Policy loans	242.0	242.0	240.9	240.9
Limited partnerships/corporations	180.9	180.9	179.6	179.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	529.7	529.7	1,229.3	1,229.3
Derivatives	464.4	464.4	512.7	512.7
Notes receivable from affiliates	175.0	186.4	175.0	194.3
Assets held in separate accounts	60,104.9	60,104.9	53,655.3	53,655.3
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	21,010.8	24,379.6	20,263.4	25,156.5
Supplementary contracts, immediate annuities and other	624.3	727.1	680.0	837.3
Derivatives:				
Annuity product guarantees:				
FIA	23.1	23.1	20.4	20.4
Stabilizer and MCGs	—	—	102.0	102.0
Other derivatives	216.6	216.6	346.8	346.8
Long-term debt	4.9	4.9	4.9	4.9
Embedded derivatives on reinsurance	(54.0)	(54.0)	—	—

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

Policy loans: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2011	$ 307.6	$ 864.2	$ 1,171.8
Deferrals of commissions and expenses	79.8	8.5	88.3
Amortization:			
Amortization	(71.5)	(125.1)	(196.6)
Interest accrued[1]	31.9	70.5	102.4
Net amortization included in the Consolidated Statements of Operations	(39.6)	(54.6)	(94.2)
Change in unrealized capital gains/losses on available-for-sale securities	(12.9)	(224.5)	(237.4)
Balance at December 31, 2011	334.9	593.6	928.5
Deferrals of commissions and expenses	79.1	8.1	87.2
Amortization:			
Amortization	(72.1)	(152.6)	(224.7)
Interest accrued[1]	31.1	62.5	93.6
Net amortization included in the Consolidated Statements of Operations	(41.0)	(90.1)	(131.1)
Change in unrealized capital gains/losses on available-for-sale securities	(76.5)	(130.2)	(206.7)
Balance at December 31, 2012	296.5	381.4	677.9
Deferrals of commissions and expenses	71.3	7.2	78.5
Amortization:			
Amortization	(69.7)	(83.6)	(153.3)
Interest accrued[1]	34.0	61.0	95.0
Net amortization included in the Consolidated Statements of Operations	(35.7)	(22.6)	(58.3)
Change in unrealized capital gains/losses on available-for-sale securities	144.1	330.6	474.7
Balance at December 31, 2013	$ 476.2	$ 696.6	$ 1,172.8

[1] Interest accrued at the following rates for VOBA: 1.0% to 7.0% during 2013, 5.0% to 7.0% during 2012 and 5.0% to 7.0% during 2011.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Year	Amount
2014	$ 62.7
2015	52.5
2016	46.8
2017	42.6
2018	40.6

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1. As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $9.2 billion and $9.3 billion, respectively.

7. Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2013, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 were maintained for this contract as of December 31, 2013 and 2012.

Reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2013	**2012**
Claims recoverable from reinsurers	$ 2,016.7	$ 2,153.8
Reinsured amounts due to reinsurers	(0.4)	(0.3)
Other	0.3	0.2
Total	$ 2,016.6	$ 2,153.7

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

	Year Ended December 31,		
	2013	**2012**	**2011**
Premiums:			
Direct premiums	$ 37.4	$ 36.2	$ 34.0
Reinsurance assumed	0.1	—	0.1
Reinsurance ceded	(0.2)	(0.2)	(0.2)
Net premiums	$ 37.3	$ 36.0	$ 33.9

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Connecticut Insurance Department (the "Department") and consummation of the IPO of ING U.S., Inc., ILIAC paid an extraordinary dividend of $174.0 to its Parent. In addition, on December 9, 2013, ILIAC paid an ordinary dividend of $90.0 to its Parent. During the year ended December 31, 2012, ILIAC paid an extraordinary distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend on its common stock or distribution of capital to its Parent. On December 16, 2013, October 15, 2012 and December 22, 2011, IFA paid a $60.0, $90.0 and $65.0 dividend, respectively, to ILIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to ILIAC. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent. During the year ended December 31, 2011, DSL did not pay any dividend to ILIAC.

During the years ended December 31, 2013 and 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $175.2, $261.6 and $194.4, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2013	**2012**	**2011**
Fixed maturities, net of OTTI	$ 820.9	$ 2,190.9	$ 1,518.7
Equity securities, available-for-sale	15.5	13.5	13.1
Derivatives	133.0	215.2	173.7
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(335.3)	(810.6)	(603.6)
Premium deficiency reserve adjustment	(82.4)	(152.6)	(64.8)
Unrealized capital gains (losses), before tax	551.7	1,456.4	1,037.1
Deferred income tax asset (liability)	(66.1)	(444.6)	(302.3)
Unrealized capital gains (losses), after tax	485.6	1,011.8	734.8
Pension and other postretirement benefits liability, net of tax	9.8	11.2	12.7
AOCI	$ 495.4	$ 1,023.0	$ 747.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2013 | | |
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ (1,372.1)	$ 542.1 [4]	$ (830.0)
Equity securities	2.0	(0.7)	1.3
Other	—	—	—
OTTI	2.7	(0.9)	1.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(0.6)	0.2	(0.4)
DAC/VOBA and Sales inducements	475.3 [1]	(166.4)	308.9
Premium deficiency reserve adjustment	70.2	(24.6)	45.6
Change in unrealized gains/losses on available-for-sale securities	(822.5)	349.7	(472.8)
Derivatives:			
Derivatives	(79.5) [2]	27.9	(51.6)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(2.7)	0.9	(1.8)
Change in unrealized gains/losses on derivatives	(82.2)	28.8	(53.4)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.8	(1.4)
Change in pension and other postretirement benefits liability	(2.2)	0.8	(1.4)
Change in Other comprehensive income (loss)	$ (906.9)	$ 379.3	$ (527.6)

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See "Note 10. Income Taxes" for additional information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2012		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 727.7	$ (250.3)	$ 477.4
Equity securities	0.4	(0.1)	0.3
Other	—	—	—
OTTI	10.6	(3.7)	6.9
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(66.1)	23.1	(43.0)
DAC/VOBA and Sales inducements	(207.0) [1]	72.5	(134.5)
Premium deficiency reserve adjustment	(87.8)	30.7	(57.1)
Change in unrealized gains/losses on available-for-sale securities	377.8	(127.8)	250.0
Derivatives:			
Derivatives	41.5 [2]	(14.5)	27.0
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	41.5	(14.5)	27.0
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2.2) [3]	0.7	(1.5)
Change in pension and other postretirement benefits liability	(2.2)	0.7	(1.5)
Change in Other comprehensive income (loss)	$ 417.1	$ (141.6)	$ 275.5

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2011		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 677.8	$ (213.4) [4]	$ 464.4
Equity securities	(7.9)	2.8	(5.1)
Other	(0.1)	—	(0.1)
OTTI	21.3	(7.5)	13.8
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	(114.2)	40.0	(74.2)
DAC/VOBA and Sales inducements	(241.2) [1]	84.4	(156.8)
Premium deficiency reserve adjustment	(3.8)	1.3	(2.5)
Change in unrealized gains/losses on available-for-sale securities	331.9	(92.4)	239.5
Derivatives:			
Derivatives	173.2 [2]	(60.6)	112.6
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	—	—	—
Change in unrealized gains/losses on derivatives	173.2	(60.6)	112.6
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	7.6 [3]	(2.7)	4.9
Change in pension and other postretirement benefits liability	7.6	(2.7)	4.9
Change in Other comprehensive income (loss)	$ 512.7	$ (155.7)	$ 357.0

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $22.0 valuation allowance. See "Note 10. Income Taxes" for additional information.

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

	Year Ended December 31,		
	2013	2012	2011
Current tax expense (benefit):			
Federal	$ 144.6	$ 200.9	$ 60.3
Total current tax expense (benefit)	144.6	200.9	60.3
Deferred tax expense (benefit):			
Federal	62.4	(9.7)	(65.3)
Total deferred tax expense (benefit)	62.4	(9.7)	(65.3)
Total income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

		Year Ended December 31,		
	2013		2012	2011
Income (loss) before income taxes	$ 490.5	$ 516.6	$ 315.3
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	171.7	180.8	110.4
Tax effect of:			
Dividends received deduction	(26.6)	(18.6)	(37.0)
Valuation allowance	67.6	—	(87.0)
Audit settlements	(0.3)	(0.3)	3.7
Prior year tax	—	28.1	—
Other	(5.4)	1.2	4.9
Income tax expense (benefit)	$ 207.0	$ 191.2	$ (5.0)

For 2012, the difference between the income tax provision as computed and the federal statutory rate was primarily due to a decrease in our estimate of certain deferred tax assets. Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2013	2012
Deferred tax assets		
Insurance reserves	$ 166.7	$ 255.4
Investments	231.8	87.5
Postemployment benefits	67.3	50.6
Compensation and benefits	35.8	44.4
Other assets	—	24.5
Total gross assets before valuation allowance	501.6	462.4
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	490.5	451.3
Deferred tax liabilities		
Net unrealized investment (gains) losses	(310.5)	(482.4)
Deferred policy acquisition costs	(124.1)	(143.8)
Value of business acquired	(243.8)	(332.2)
Other liabilities	(2.2)	—
Total gross liabilities	(680.6)	(958.4)
Net deferred income tax asset (liability)	$ (190.1)	$ (507.1)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $130.4 and $62.8 respectively, that were allocated to continuing

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

operations, and $(119.3) and $(51.7) as of the end of each period that were allocated to Other comprehensive income. As of December 31, 2013 and 2012, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

For the years ended December 31, 2013 and 2012, there were no total increases (decreases) in the valuation allowance. For the year ended December 31, 2011 there was a (decrease) of $(109.0). In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $67.6, $0.0 and $(87.0), respectively, in the valuation allowance that were allocated to operations. In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $(67.6), $0.0 and $(22.0), respectively, that were allocated to Other comprehensive income.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $74.1 and $32.1 for federal income taxes as of December 31, 2013 and 2012, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

		Year Ended December 31,		
	2013	**2012**		**2011**
Balance at beginning of period	$ —	$ —	$	23.0
Additions for tax positions related to prior years	—	—		4.5
Reductions for tax positions related to prior years	—	—		(4.5)
Reductions for settlements with taxing authorities	—	—		(23.0)
Balance at end of period	$ —	$ —	$	—

The Company had no unrecognized tax benefits for the years ended December 31, 2013 and 2012.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Tax Regulatory Matters

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

11.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.5, $19.1 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.8, $9.7 and $9.8, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan for the periods presented:

		Year Ended December 31,		
		2013		2012
Change in benefit obligation:				
Benefit obligation, January 1	$	97.2	$	98.7
Interest cost		3.8		4.4
Benefits paid		(7.8)		(9.3)
Actuarial (gains) losses on obligation		(9.1)		3.4
Benefit obligation, December 31	$	84.1	$	97.2

Amounts recognized on the Consolidated Balance Sheets consist of:

		December 31,		
		2013		2012
Accrued benefit cost	$	(84.1)	$	(97.2)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		(6.1)		(7.3)
Net amount recognized	$	(90.2)	$	(104.5)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2013	2012
Discount rate	4.95%	4.05%
Rate of compensation increase	4.00%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2013	2012	2011
Discount rate	4.05%	4.75%	5.50%
Rate of compensation increase	4.00%	4.00%	4.00%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the periods presented:

	Year Ended December 31,		
	2013	2012	2011
Interest cost	$ 3.8	$ 4.4	$ 5.0
Net (gain) loss recognition	(9.1)	3.4	16.0
Amortization of prior service cost (credit)	(1.2)	(1.2)	—
The effect of any curtailment or settlement	—	—	2.2
Net periodic (benefit) cost	$ (6.5)	$ 6.6	$ 23.2

Cash Flows

In 2014, the employer is expected to contribute $6.1 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2014 through 2018 and thereafter through 2023, are estimated to be $6.1, $5.3, $5.2, $5.3, $5.5 and $27.8, respectively.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $17.0, $11.0 and $12.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits of $6.0, $3.9 and $4.4 in 2013, 2012 and 2011, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING U.S. 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING U.S. 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING U.S. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING U.S. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2013, 2012 and 2011, were $11.3, $11.9 and $9.9, respectively.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2013 and 2012, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $4.0, $4.9 and $5.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $466.8 and $314.9, respectively.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,	
	2013	2012
Other fixed maturities-state deposits	$ 13.1	$ 13.4
Securities pledged[1]	140.1	219.7
Total restricted assets	$ 153.2	$ 233.1

[1] Includes the fair value of loaned securities of $97.6 and $180.2 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. ILIAC denies the allegations and is vigorously defending this litigation. The Court conducted a bench trial of the liability issues, which concluded on October 3, 2013, and the Court has taken the matter under advisement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

14.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $27.7, $27.0 and $22.8, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $187.1, $183.5 and $180.6, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2013, 2012 and 2011, net expenses related to the agreement were incurred in the amount of $22.6, $30.8 and $29.8, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2013, 2012 and 2011, ILIAC's net earnings related to the agreement were in the amount of $8.2, $7.1 and $8.4, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $30.5, $26.2 and $24.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were collected in the amount of $242.1, $225.5 and $218.3, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under these intercompany agreements in the aggregate amount of $230.5, $212.3 and $207.9, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under this service agreement in the amount of $3.4, $3.2 and $3.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust ("ITT"). For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $34.0, $27.0 and $23.3, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

Reinsurance Agreement

Effective January 1, 2014, ILIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $152.4, $135.0 and $103.2 (excludes fees paid to ING Investment Management Co.) in 2013, 2012 and 2011, respectively.

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2013, 2012 and 2011, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $418.2, $370.6 and $323.2, respectively. At December 31, 2013 and 2012, DSL had $36.5 and $25.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any Company borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company did not incur any interest expense for the years ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.5 and $1.3 for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Consolidated Statements of Operations. As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2013, 2012 and 2011.

Back-up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.